Form 20-F
period 1999-12-31
OPENTV CORP
filed 2000-06-30
CIK 1096958

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 20-F

[_]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES OR EXCHANGE ACT OF 1934

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                      or

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

                         Commission File No. 001-15473

                                 OPENTV CORP.
            (Exact name of registrant as specified in its charter)

                            BRITISH VIRGIN ISLANDS
                (Jurisdiction of incorporation or organization)

                                 OpenTV Corp.
                           401 East Middlefield Road
                            Mountain View, CA 94043
                                (650) 429-5500
                  (Addresses of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:

                                     None

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act:

                            Class A Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

   As of December 31, 1999, the registrant had outstanding 14,519,359 Class A Ordinary Shares, no par value and 30,631,746 Class B Ordinary Shares, no par value.

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X] No [_]

   Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item 17 [_] Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART I

Forward-looking Statements

   Certain statements included in this Form 20-F annual report including, without limitation, under "Item 1. Description of Business," and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words "anticipates," "believes," "intends," "estimates," "expects," "projects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's limited operating history; the emerging nature of the interactive television business; competition; market price fluctuations; the Company's ability to attract and retain qualified personnel; the Company's ability to manage growth; the Company's ability to integrate and complete acquisitions including its proposed merger with Spyglass, Inc.; the Company's multinational operations; intellectual property; interests of majority owners and strategic investors; existing government regulations and changes in, or the failure to comply with such regulations; inability to raise additonal future capital; retaining customers and accessing markets; and other factors referenced in this Form 20-F annual report. These factors and others are discussed in more detail elsewhere in this Form 20-F annual report. Factors that could cause or contribute to such differences include but are not limited to those set forth under "Risk Factors" described in "Item 1. Description of Business." In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. As a result of the foregoing and other factors, the Company can give no assurance as to its future results and achievements. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F report.

Item 1. Description of Business

General

   OpenTV Corp. (the "Company") conducts its operations primarily through its operating subsidiary, OpenTV, Inc., which was formed in July 1996 as Thomson Sun Interactive, LLC by subsidiaries of Thomson multimedia S.A. and Sun Microsystems. OpenTV, Inc. was incorporated in 1998. MIH Limited (through its wholly-owned subsidiary, Myriad International Holdings BV) became a shareholder of OpenTV, Inc. in July 1997 and purchased Thomson's ownership interest in March 1999.

   On March 26, 2000, the Company and Spyglass Inc. ("Spyglass") signed a definitive merger agreement providing for the merger of Spyglass and a wholly-owned subsidiary of the Company and the issuance of .7236 Class A Ordinary Shares of the Company for every share of Spyglass common stock exchanged by Spyglass' stockholders. The Company expects to complete the merger with Spyglass in July 2000. For a more detailed discussion of the Company's merger with Spyglass see the Company's Amendment No. 2 to the Registration Statement on Form F-4, filed by the Company on June 13, 2000. Other than certain factors that may effect the combined company resulting from the merger of Spyglass with the Company, as described in the "Risk Factors" section below, this Form 20-F relates only to OpenTV and its business, unless otherwise indicated.

   References in this Form 20-F to "OpenTV" or "the Company," "we," "the Company's" or "the Company," unless the context otherwise requires, relate to OpenTV Corp. and all of its subsidiaries, including OpenTV, Inc. The Company's corporate headquarters are located at 401 East Middlefield Road, Mountain View, California 94043, and its telephone number is (650) 429-5500.

Overview of the Company's business

   The Company is the leading worldwide provider of software that enables digital interactive television. The Company's software is running on over 7.8 million set-top boxes worldwide, with 29 network operators in more than 20 countries having selected the Company's OpenTV Runtime software as their interactive platform. The Company's digital interactive solution enhances a television viewer's experience without changing viewing habits and provides a rich audio and video television environment for enhanced applications, such as e-commerce. The majority of the Company's revenues today are generated from royalties and fees related to the Company's core software platform. In addition, the Company is developing interactive applications that the Company intends to license to network operators in exchange for a share of advertising and e-commerce revenues.

   Increasing competition to acquire and retain subscribers is driving network operators to differentiate themselves by providing enhanced television viewing and other interactive services. The Company's patented software platform provides a comprehensive and highly portable solution for the development and delivery of digital interactive services to television viewers, without significant investment in hardware or digital infrastructure by network operators. The Company believes its software products are accelerating the acceptance and use of digital interactive television worldwide and will serve as a bridge to the future by providing digital interactive television over both existing and broadband networks.

Strategy

   The following are principal components of the Company's business and growth strategy:

  . Continue to expand the Company's global presence. The Company's system is the first digital interactive television software being deployed by multiple network operators and set-top box manufacturers on a significant scale. The Company's software platform has been adopted by 29 network operators in more than 20 countries covering all six inhabited continents. Twenty network operators already have begun deploying set-top boxes with the OpenTV system to their viewers. The Company plans to leverage this first mover advantage by expanding within its current markets and entering new markets in Europe, Asia, Latin America and the United States. For example, the Company recently signed agreements with Quiero Television, a Spanish terrestrial operator; PrimaCom, a German cable operator; Galaxy Latin America, a satellite operator affiliated with DirecTV covering 27 Latin American and Carribean countries; and E-Vision, a cable operator in the United Arab Emirates.

  . Capitalize on worldwide transition to digital television. the Company believes the vast installed base of one billion television households worldwide will rapidly migrate to digital technology. The Company believes that digital set-top boxes will provide the bridge to mass adoption of digital technology prior to the eventual proliferation of more costly digital television sets. The Company's proven platform enables the reception of digital signals and provides a fully-functional interactive television experience that can be delivered through a low-cost set-top box and within today's digital network infrastructure. Because network operators frequently pay for much of the expense of deploying set-top boxes and installing digital network infrastructure, the Company's low-cost solution is attractive to network operators planning to deploy interactive television services on a large scale. In contrast, many competing products require a retooling of broadcast facilities with more expensive hardware and additional network infrastructure.

  . Enhance and extend the Company's technology. The Company is continually enhancing and upgrading its software. For example, the Company is currently shipping the third generation of its Runtime software. The Company is developing additional software features in anticipation of the eventual proliferation of two-way broadband communication and increased set-top box memory and performance. Through partnerships with Sun Microsystems, Inc. and Panasonic, the Company is developing a future version of its Runtime based on Java technology that also will comply with emerging European interactive television standards. Through its partnership with EchoStar, the

     Company is developing a future version of its Runtime that will support an integrated hard drive within set-top boxes and thereby enable video recording applications. Following the merger with Spyglass, the Company expects to develop a future version of its Runtime with an Internet web browser. As the Company updates its technology, the Company intends to make future versions of its Runtime backward compatible, which allows existing applications to run on future versions of its software without modification. The Company's software can be upgraded by network operators via "flash downloads" that are transmitted directly to set-top boxes without viewer involvement, and the Company anticipates that software upgrades will become a source of future revenues. Furthermore, the Company maintains its technology leadership through participation in standards-setting bodies, including Digital Video Broadcasting, Advanced Television Systems Committee and Open Cable.

  . Encourage independent application development. The Company encourages television program developers and independent parties to design and create additional applications with the help of the Company's training and support services and user-friendly authoring tools. A substantial and growing number of independent programmers are designing interactive television applications to run on the Company's open software platform. The Company has created an in-house team with training in traditional television production that assists third-parties with their projects and helps the Company with its own application development. The Company recently launched a formal program for independent developers called "OpenAdvantage", which now has more than 300 members. As the volume and quality of interactive content and services provided using the OpenTV system expands, the Company expects that more viewers and customers will be attracted to the Company's solution.

  . Develop the Company's applications business and share revenues from advertising and e-commerce. The Company is creating, with its content and e-commerce partners, a core set of turn-key applications to run on the OpenTV system. These include applications for an interactive weather service, e-commerce, enhanced broadcast programming and e-mail. The Company expects to participate in the recurring advertising and transaction-based revenue generated by these applications through revenue sharing agreements with its content partners and network operators. For example, the Company has recently signed a revenue-sharing agreement with EchoStar Satellite Corporation in which the Company will provide certain applications in exchange for a percentage of the revenues generated by these applications.

Customers and industry relationships

   The Company has established significant relationships with network operators, set-top box manufacturers, chip set manufacturers, conditional access vendors and independent application developers around the world. The Company's customer and industry relationships include the following:

  . 29 network operators that use or have committed to use OpenTV Runtime software, generally along with the Company's head-end software for broadcasting interactive content, the Company's application development tools and other specially developed applications;

  . 29 set-top box manufacturers that license OpenTV Runtime for distribution in their set-top boxes, generally including the use of the Company's Hardware Porting Kit;

  . 8 chip set manufacturers that use the Company's Hardware Porting Kit to assure the compatibility of their products with OpenTV Runtime;

  . 7 conditional access vendors with which the Company has worked to ensure the compatibility of the OpenTV system;

  . numerous independent application developers that use its application development tools to author programs for use with the OpenTV system; and

  . digital television set manufacturers can incorporate our software, which is platform-neutral, at the time of production, or the Company's software can be subsequently downloaded into digital television sets via broadcast from a network operator (a "flash download") for the reception of digital interactive television without a set-top box.

   Since the Company's introduction of the OpenTV system in late 1996, the number of its customers and the number of set-top boxes deployed with its software have both grown rapidly. The following table demonstrates the Company's recent growth:

                          June 30, Dec. 31, June 30, Dec. 31, June 30, Dec. 31,
                            1997     1997     1998     1998     1999     1999
                          -------- -------- -------- -------- -------- --------
                                        (all figures cumulative)
Network operators
 deploying set-top boxes
 with the Company.......      2        5         7       10       13       21
Set-top box
 manufacturers
 shipping...............      3        4         4        9       12       13
Set-top boxes deployed
 (000's)................    252      687     1,121    1,926    3,501    6,230

Network operators

   Set-top boxes with the Company's software have been deployed by 21 network operators around the world. Another eight network operators are planning to deploy set-top boxes using the OpenTV platform within the next year. The following chart provides information about network operators that are currently using the OpenTV system:

Network Operator                Country        Deployment      Type
----------------          -------------------- ---------- --------------
Television par Satellite
 (TPS)..................         France          Q4:96      Satellite
MultiChoice Africa......      South Africa       Q2:97      Satellite
Telia Infomedia TV......         Sweden          Q4:97        Cable
France Telecom..........         France          Q4:97        Cable
Lyonnaise Cable.........         France          Q4:97        Cable
Tele Danmark Kabel TV...        Denmark          Q1:98        Cable
Multichoice Middle
 East...................      Middle East        Q2:98      Satellite
BSkyB...................           UK            Q4:98      Satellite
FUN (FreeTV)............        Germany          Q4:98      Satellite
CBSat...................         China           Q4:98      Satellite
Stream..................         Italy           Q1:99      Satellite
Via Digital.............         Spain           Q2:99      Satellite
Austar..................       Australia         Q2:99      Satellite
FOXTEL..................       Australia         Q2:99      Satellite
Senda...................         Sweden          Q3:99     Terrestrial
Teleon..................         Turkey          Q3:99    Satellite/MMDS
Image Wireless..........         Canada          Q3:99         MMDS
MultiChoice Hellas......         Greece          Q4:99      Satellite
Casema..................      Netherlands        Q4:99        Cable
Media Kabel.............      Netherlands        Q4:99        Cable
E-Vision................  United Arab Emirates   Q4:99        Cable

   The following network operators are planning to launch digital interactive services on the OpenTV platform within the next year:

Network Operator                                      Country         Type
----------------                                   ------------- ---------------
EchoStar..........................................      USA         Satellite
Galaxy Latin America (DirecTV).................... Latin America    Satellite
Pacific Digital Media Corporation.................    Taiwan        Satellite
PrimaCom AG.......................................    Germany         Cable
Quiero Television.................................     Spain       Terrestrial
Shaw Communications...............................    Canada     Cable/Satellite
Sky New Zealand...................................  New Zealand     Satellite
UBC...............................................   Thailand    Cable/Satellite

Set-top box manufacturers

   The Company markets and licenses its OpenTV Runtime software and its Hardware Porting Kit to digital set-top box manufacturers. Because OpenTV's software is platform neutral and flexible, the Company has been able to establish relationships with a number of set-top box manufacturers. To date, 13 manufacturers have shipped set-top boxes enabled with OpenTV Runtime and the Company has signed license agreements with another 16 manufacturers. The Company believes that its extensive base of relationships with set-top box manufacturers is an important advantage of the OpenTV system as it provides network operators with a broad choice of compatible, competitively priced hardware alternatives. The following table lists the set-top box manufacturers with which OpenTV has established relationships:

                                                                        Shipping
   Manufacturer                                                          Began
   ------------                                                         --------
   Sagem...............................................................  Q4:96
   UEC Technologies (Pty) Limited......................................  Q1:97
   Pace Micro Technology plc...........................................  Q2:97
   Asia Digital Broadcast Ltd..........................................  Q3:97
   Amstrad (Manufactured by Samsung)...................................  Q4:98
   Grundig.............................................................  Q4:98
   Humax Electronics Co Ltd............................................  Q4:98
   Matsushita/Panasonic................................................  Q4:98
   Samsung Electro-Mechanics Company, Ltd..............................  Q4:98
   Thomson Multimedia..................................................  Q4:98
   Italtel s.p.a.......................................................  Q1:99
   EchoStar Technologies Corp..........................................  Q2:99
   Nokia Satellite Systems.............................................  Q3:99

   The Company is continuing to build relationships with additional set-top box manufacturers by targeting certain strategic vendors. The following manufacturers have signed licensing agreements with the Company and will begin producing set-top boxes containing the Company's operating system in the near future:

  Avias Technology International             Philips
  CPS Europe                                 Sony Corporation
  Galaxis                                    Tae Young Telstar
  Hughes Networks                            Technisat
  Hyundai Digital Technology                 Techsan Electronics
  Interisa Electronica                       Visionetics
  Kiryung Electronics                        Zenith Electronics
  Motorola (General Instrument)              Zinwell Corporation

Chip set manufacturers

   The Company also licenses its Hardware Porting Kit to chip set manufacturers that use it to ensure the compatibility of their products with the OpenTV system. By doing so, the Company is able to maximize the portability and compatibility of the OpenTV system. The Company's lationship with chip set vendors helps anticipate the evolution of their products 12 to 24 months in advance, giving time to plan enhancements to the Company that will take advantage of the new product features. Furthermore, some of these vendors have developed software that is embedded into their chip sets that is designed to work with the OpenTV platform as a means to minimize time to market and technical risk for hardware manufacturers. To date, the following chip set manufacturers have licensed the Company's Hardware Porting Kit:

  Conexant                                   NEC Electronics (UK) Limited
  Fujitsu Microelectronics GmbH              ST Microelectronics
  IBM Corporation                            Toshiba Corporation
  LSI Logic Corporation                      VLSI Technology

Conditional access vendors

   The Company has developed relationships with seven conditional access vendors that have licensed its Hardware Porting Kit or with which the Company has consulted to ensure the compatibility of their products with the OpenTV system. Conditional access vendors produce systems that scramble and decode information streams to prevent access by unauthorized parties. Because the ability to integrate with multiple conditional access systems is difficult to achieve, the Company believes its relationships with these vendors are an important advantage. The following conditional access vendors have ensured the compatibility of their systems with the Company:

  France Telecom S.A.                        Nagra USA, Inc.
  Motorola                                   NDS Limited
  Mindport                                   Philips
  Telenor A.S.

Independent application developers

   Numerous independent application developers have begun authoring programs for use with the Company including many using its application development tools. The Company believes the proliferation of independent developers will facilitate the acceptance of the OpenTV system to the extent that it results in the availability of a rich and diverse set of applications. To this end, the Company has created the OpenAdvantage program for the benefit of independent developers that create applications for the OpenTV system. The OpenAdvantage program provides its more than 300 member developers with certain OpenTV-related resources, including access to pre-release versions of software tools and certification of applications authored using OpenTV tools.

Digital television set manufacturers

   Digital television set manufacturers can incorporate chip sets that are compatible with the Company's operating system or directly incorporate the Company's operating system into digital television sets to enable the reception of digital interactive television without a set-top box. Digital television set manufacturers can incorporate chip sets designed to work with the OpenTV platform so that their television sets are compatible with the Company's operating system. The OpenTV Runtime software would be downloaded to these televisions by network operators without viewer involvement. Alternatively, if demand exists, digital television set manufacturers can incorporate the OpenTV Runtime software during the manufacturing process.

Strategic partners

   In connection with the Company's private placement that was completed in October 1999, the Company entered into strategic agreements with America Online, News Corporation and Time Warner. These agreements, which are described below, require the Company to undertake specific development work to produce software that can be used by the other party or marketed to its respective customers. These agreements are expected to create new business opportunities for the Company as applications are developed by it and deployed by the other parties or the Company's customers. The Company believes these strategic agreements will increase its United States market penetration and allow the Company to expand the range of interactive applications available to its global client base.

   More recently, the Company entered into strategic agreements with General Instrument (which subsequently was acquired by Motorola) and EchoStar. These agreements are also described below.

 America Online

   The Company's agreement with America Online, or AOL, provides for the Company to collaborate on the development and marketing of AOL applications to be delivered to television sets over the OpenTV Runtime software. Under the terms of the agreement, the Company will work with AOL to develop a suite of applications to deliver AOL's most popular online services to the television, including e-mail, instant messaging and information services such as news, financial information and weather. In addition, AOL and the Company will jointly market AOL services to cable, satellite and terrestrial broadcast network operators.

 News Corporation

   The Company entered into a worldwide agreement with News Corporation to develop, license and market the Company set-top box software to News Corporation's participating affiliated satellite television platforms around the world. News Corporation's affiliated satellite television platforms include BSkyB in the United Kingdom, Stream in Italy, Sky New Zealand, FOXTEL in Australia, Sky Brazil, Sky Mexico, Sky Columbia, Sky Chile and Star TV in Asia. BSkyB, FOXTEL and Stream are already deploying OpenTV set-top box software to their subscribers, and Sky New Zealand has announced its intent to deploy OpenTV enabled programs and services. This agreement will provide the Company with access to News Corporation's extensive global satellite and cable platforms and will help the Company grow in markets where News Corporation is expanding and deploying its digital interactive services.

 Time Warner

   The Company entered into an agreement with Warner Brothers and Turner Broadcasting Systems (Time Warner Inc. subsidiaries) to develop and market enhanced interactive television applications. Through this relationship, conventional television programs and television advertising will be enhanced with interactive information and e-commerce services. Initially, the Company and Time Warner will focus on enabling Warner and Turner programs, such as those shown on CNN and Cartoon Network, with interactive features, but will later also market the interactive applications to other programming companies. The Company and Time Warner plan to address a wide range of programming genres and develop at least three interactive applications per year.

 General Instrument (Motorola)

   In December 1999, the Company entered into an agreement with General Instrument, which was subsequently acquired by Motorola, under which the Company and General Instrument agreed to integrate OpenTV's Runtime system into General Instrument's DCT 2000 set-top box. General Instrument and the Company also agreed to market the integrated system to cable operators in the United States and internationally. Currently, the DCT 2000 is the most widely deployed set-top box among United States cable operators.

 EchoStar

   On February 22, 2000, the Company entered into an agreement with EchoStar Communications Corporation and certain EchoStar affiliates to develop a low-cost, hard-drive set-top box for the mass television-viewing market in the United States. This integrated set-top box will enable video-recording applications in addition to other OpenTV interactive television applications.

The OpenTV system

   The OpenTV system consists of the following comprehensive set of software products that enables the development and delivery of interactive television services in a digital environment:

  . OpenTV Runtime. The core software platform or operating system that manages the interactive television environment and enables digital reception on a viewer's set-top box;

  . Hardware Porting Kit. Documentation and tools that enable set-top box manufacturers, chip set manufacturers, conditional access vendors and others to extend and integrate OpenTV Runtime into, and make it compatible with, their products and devices;

  . OpenStreamer. Server software that resides at a network operator or e-commerce provider's central broadcasting facility or head-end and enables real-time interactive services by mixing data with audio and video streams into subscriber homes;

  . Application Development Tools. The Company's Software Development Kit, OpenAuthor and OpenStudio products enable network operators and third-party developers to author interactive television applications and services; and

  . Applications for Interactive Television. The Company's in-house application development group creates and authors, often in collaboration with content and e-commerce partners, interactive television applications and services.

OpenTV Runtime

   The Company's core product is its OpenTV Runtime software, an open, highly portable, modular and easy-to-install operating system for interactive television. OpenTV Runtime resides in each subscriber's set-top box where it provides a platform for and coordinates the digital broadcast and interactive services offered to that subscriber. OpenTV Runtime is composed of a comprehensive set of software components that serves as an operating system and supports very specialized digital interactive television features. It also includes an interpreter that translates between application software and the specific instruction set of the set-top box's processor on a real time basis. OpenTV Runtime offers the following significant advantages for network operators:

  . Ease of Installation. OpenTV Runtime can either be loaded on a set-top box by its manufacturer and shipped to a network operator, or it can be downloaded by a network operator directly into digital set-top boxes in subscribers' homes. These "flash downloads" typically occur in early morning hours and are completed within ten minutes. They have already been successfully performed for initial installation and upgrades of OpenTV Runtime without any subscriber intervention. Via Digital executed a flash download through which over 260,000 subscribers received OpenTV Runtime in May 1999 and Television par Satellite sent an overnight upgrade to over 500,000 subscribers in February 1999. More recently, Austar executed a flash download through which over 63,000 subscribers received OpenTV Runtime in February 2000;

  . Maximum Flexibility and Compatibility. OpenTV Runtime is designed so that network operators can employ a wide variety of set-top box and head-end equipment brands, chip set vendors and conditional access systems. Accordingly, applications written for OpenTV Runtime can run on varying combinations of equipment on the same or different platforms. For example, BSkyB is running common applications across its system, even though its set-top boxes are being provided by four separate manufacturers;

  . Small Footprint. OpenTV Runtime is currently sized around the market need for digital interactive services to run on a low-cost set-top box having low processing and hardware memory requirements. OpenTV Runtime also allows a network operator to rapidly deploy interactive television services to a large number of subscribers without incurring prohibitive costs in the purchase of set-top boxes. OpenTV Runtime uses the experience of digital streaming to effect this advantage by enabling the set-top box to acquire only the applications it needs at the time the subscriber desires them;

  . Broadcast Technology. The Company's broadcast technology is designed to limit bandwidth consumption and server usage. The Company achieves these goals through broadcasting a continual stream of interactive programming that viewers can select and access without delay;

  . Modular Architecture. OpenTV Runtime is based on modular architecture making it easy to upgrade and extend to cover new hardware and software features. New versions of OpenTV Runtime will be backward compatible with earlier versions, allowing existing applications to operate on new versions without modification;

  . Television Protocol Compatibility. OpenTV Runtime interfaces with established television protocols, including MPEG;

  . Internet Protocol Compatibility. In addition to interactive television services, OpenTV Runtime is capable of providing key Internet applications, such as e-mail and chat. OpenTV Runtime also supports standard protocols such as TCP/IP and HTTP, in order to permit programming that leverages Internet technologies and e-commerce infrastructure; and

  . Comprehensive Applications Programming Interfaces ("API"). Since the Company's initial deployment of OpenTV Runtime, OpenTV has extended its APIs so that the system today can run a wide array of services. For instance, Television par Satellite is currently running over 40 different interactive applications.

   Future Development. The Company currently is shipping the third version of OpenTV Runtime. The first, OpenTV 1.0, was released in the second quarter of 1996 and was replaced by OpenTV EN1 in the second quarter 1998. OpenTV EN1 features more advanced graphics, modem services, video synchronization and greater reliability. The newest generation, OpenTV EN2, was released in the second quarter of 1999. OpenTV EN2 features upgraded modularity, new Internet protocol extensions, video scaling and graphic improvements.

   In the future, the Company expects to migrate toward two different versions of OpenTV Runtime. The first will retain the small footprint that embodies its existing versions and is able to operate on platforms featuring affordable infrastructure and hardware. The Company will also develop a second version that exploits the richer functionality of broadband networks and more sophisticated hardware, including set-top boxes with higher memory, mass storage devices and DVDs.

   As part of OpenTV's partnership with Sun Microsystems, the Company has agreed to develop future versions of the OpenTV Runtime software that incorporate Sun's Java technology and are compatible with the appropriate JavaTV application programming interfaces. Software developers will be able to write applications that will run on OpenTV Runtime as well as platforms from other vendors that are Java compatible. The Company believes this functionality will expand the number of third party developers creating applications for the OpenTV system.

   The Company recently announced an agreement with Panasonic to develop a future version of its OpenTV Runtime software that includes support for the European DVD/MHP interactive television standard, which is also based on Java technology.

   Subject to the completion of the merger with Spyglass, Inc., the Company plans to integrate Spyglass Device Mosaic with its OpenTV Runtime software. Device Mosaic is an Internet web browser specifically designed to work efficiently in a television set-top box. Device Mosaic will enable television viewers to browse the World Wide Web from their television sets. Device Mosaic is fully compatible with HTML.

   Extensions. OpenTV Runtime's modular architecture supports extensions that can be chosen to achieve the exact product specification appropriate to a given network. Using this approach, the Company's customers have the ability to tailor their solutions to particular cost, market and technical requirements while retaining the option to add features later when and if those parameters change. For example, the Company recently added extensions to support broadband communication via cable modems, including both the European DVB and the United States OpenCable DOCSIS cable modem standards.

   Using the flash download mechanism, field-deployed set-top boxes with appropriate hardware can be upgraded to support these extensions as the subscriber base becomes ready for new services.

Hardware Porting Kit

   The Company's Hardware Porting Kit enables manufacturers to integrate OpenTV Runtime into and make it compatible with their products. With its rich feature set and proven architecture, the Hardware Porting Kit gives manufacturers complete freedom in the design of the hardware, which empowers them to develop the most cost-effective products.

   The Company's Hardware Porting Kit is flexible. The Company is able to deliver a specific Hardware Porting Kit (including a complete interactive television library) for any central processing unit and digital video architecture without requiring any modification to our source code. This flexibility has allowed some of the largest manufacturers of digital set-boxes and leading chip set vendors to integrate with OpenTV Runtime. In addition, the Hardware Porting Kit provides integration with several conditional access providers and supports multiple- standard, real-time operating systems, including industry leaders Integrated Systems, Greenhills, Microware, Nucleus, and WindRiver.

   Because of the simplicity of its interfaces, the Hardware Porting Kit, combined with the consulting support of the Company's Integration Services Group, significantly reduces the time required by manufacturers to bring a product to the market.

OpenStreamer

   OpenStreamer is a system that resides at a network operator or e-commerce provider's head-end and is used to broadcast interactive content via standard digital broadcast facilities. As the Company's second generation broadcasting product, OpenStreamer is a high-level software product that allows broadcasters to multiplex data with audio and video signals for reception by OpenTV Runtime enabled digital receivers. OpenStreamer is capable of updating a data stream in real-time, allowing up-to-the-second transmission of sports scores, stock quotes or other time-sensitive data. For example, viewers watching a sporting event will be able to get updated selected statistics and scores from other games on demand rather than having to wait for the broadcaster to provide these updates.

   In addition to real-time data updates, OpenStreamer allows network operators to broadcast multiple streams of data reliably and efficiently. It reduces deployment and maintenance costs by relying on a single, OpenTV-supplied hardware architecture capable of interfacing with any standard multiplexer broadcast system.

   OpenStreamer consists of the following components:

  . Application Streamer software that runs the head-end portion of the OpenTV interactive application, responds to external data sources and updates data in real-time, and then plays out the stream to the broadcast streamer. OpenTV enables third parties to develop their own application streamers to help facilitate the proliferation of third party applications.

  . Broadcast Streamer software that prepares the data from the application streamers for broadcast and outputs the streams to the broadcaster's hardware multiplexer.

Application development tools

   The Company provides two different application development tools for authoring interactive television applications and content for use on the OpenTV system. The tools are used by network operators, independent application developers, and the Company's own application developers. The OpenTV Software Developers Kit is targeted at sophisticated programmers, while OpenAuthor is designed for content developers with little or no programming experience. OpenTV Software Developers Kit and OpenAuthor can be purchased as part of a combined product called OpenStudio.

   Software Developers Kit. OpenTV Software Developers Kit, or SDK, is a complete content development environment for programmers who want to create interactive television services that are high in graphic content and have the look and feel of television. SDK allows for numerous applications to be built directly using the Company's applications programming interfaces. Applications developed with SDK make the most efficient use of a set-top box's limited memory and processing power, yet produce broadcast-quality television images.

   Software programmers can use the C programming language (the most commonly used language in the software industry) to develop OpenTV applications. These programmers benefit from SDK because it provides them with full and direct access to all the features of the OpenTV architecture. SDK provides graphical and command-line tools along with applications programming interfaces. These application program interfaces can be used to create compelling new interactive applications, including interactive advertising, gaming, shopping and information services.

   OpenAuthor. OpenAuthor allows users to create an OpenTV application, without writing a single line of code, by assembling and customizing pre-built software components using a familiar point-and-click graphical interface. This type of design allows operators to focus on content rather than software programming. The complete authoring process can take place on a single personal computer. Users can create their own content, import it into OpenAuthor and design an application. Since the authoring station is connected to an actual digital receiver, a user can fully simulate the real television broadcast environment, thereby saving time and money.

   OpenAuthor has many competitive advantages, including giving users the ability to create media-rich, dynamic content without requiring knowledge of the specific capabilities of audio, video and graphic hardware within interactive digital receivers. Applications are created using a page-based paradigm that is already familiar to most users. Through its "plug-in" design, OpenAuthor can be extended by developers to create new features by developing and adding new pre-built components to OpenAuthor as application requirements grow. For example, all of BSkyB's interactive shopping services were built from new pre-built components added to OpenAuthor and developed by Oracle to satisfy requirements of the operator.

   OpenTV Studio. OpenTV Studio bundles the SDK together with OpenAuthor. Using both tools, a customer can extend the functionality of OpenAuthor by creating their own plug-in components. The plug-in design allows third parties to approach the performance of SDK-authored applications while maintaining the ease of use afforded by OpenAuthor.

Applications

   The Company develops and markets interactive applications for use by its customers.

   The Company's principal goal is to develop a set of core applications that the Company believes will be applicable across numerous platforms. Core applications are those that will have consistent appeal in multiple interactive television markets or that require a high degree of engineering ability to develop. Core applications that the Company is currently offering to network operators include the following:

  . Weather. Allows viewers to instantly access the weather forecast for their local area, for other areas they plan to visit, and for skiing and beach resorts.

  . Shopping. Allows viewers to instantaneously purchase goods and services, while accessing relevant and entertaining information about the items.

  . Information Services. Supports the provision of information such as sports scores, general news, financial news and stock quotes and allows the viewer to selectively retrieve such information.

  . E-mail. Allows viewers to retrieve and review e-mail messages with a remote control and, using an infrared keyboard device, send messages over the Internet.

  . Enhanced Television. Allows viewers to control the information on their television by creating graphical overlays that provide information without interrupting programming.

  . Enhanced Sports Broadcast. Allows viewers watching a sports event to act as a "couch commander" by selecting among various camera angles to watch at a particular time, to pull up player statistics and scores from other games at will, and to order merchandise related to the event or sport. Multiple camera angles may be used to follow a particular favorite player, to see instant replays or highlights of the game.

   As the Company continues to roll out the OpenTV system to more network operators, the Company expects to generate an increasing portion of its revenue from sharing in advertising and transaction fees, as well as license fees and royalties, associated with our applications business. The Company intends to continue developing its strategic relationships with content providers in order to maximize the value of the OpenTV system for network operators. The Company's agreement with Time Warner is an example of the strategic relationships the Company is seeking to procure with content providers.

Customer service and support

   The Company offers the following technical support programs to its customers:

  . Program Management. Assists network operators in their upgrade and launch of interactive services and interactive applications.

  . Integration Services. Provides support to set-top box manufacturers, chip set manufacturers and conditional access vendors as they port and integrate OpenTV Runtime into their programs.

  . Tools Technical Support. Provides user training seminars and coordinates bug-fixes and other support for OpenTV's application development products.

   The Company believes that technical support is an important part of its relationship with its customers. The Company's technical support services are available during normal business hours or, for an additional fee, available on a 24-hour a day, 7-day a week basis. Customers electing to enter into support agreements with the Company receive free product updates and a reduced price on full upgrades.

Sales and marketing

   The Company sells its software products through the Company's direct sales organization, which consisted of approximately 31 people on March 31, 2000. The Company's sales force is organized geographically with offices in Mountain View, California; London, England; Paris, France; Seoul, South Korea; Beijing, China; Tokyo, Japan; Sydney, Australia; Munich, Germany; and Madrid, Spain. The Company expects to open additional United States and international offices in the future, from time to time, as the circumstances of its business may require. OpenTV's sales efforts are primarily focused on network operators, because the Company believes they heavily influence the adoption of the OpenTV system. Secondarily, the Company is also focusing its sales efforts on system integrators and set-top box manufacturers.

   The Company focuses its marketing efforts on the following activities:

  . promoting the OpenTV brand with network operators, manufacturers, advertisers and the creative and financial communities;

  . using targeted media to educate key communities on our products and services; and

  . providing the Company's developers with marketing information for the development of compelling products and services, including upgrades and updates.

   In addition, the Company is establishing an Affiliate Marketing Group that will coordinate the Company's activities with customers after an initial sale has been made. This group will focus on establishing revenue sharing arrangements. This group will also coordinate joint marketing campaigns with customers, assist in campaigns to educate subscribers on the use of OpenTV products and focus on establishment of the OpenTV brand.

Principal investors

   MIH Limited. As of March 31, 2000, MIH Limited indirectly owned all of the Company's Class B Ordinary Shares (representing 94.8% of the voting rights pertaining to the Company's then outstanding ordinary shares). MIH Limited is a multinational provider of pay-television services and pay-television technology that is publicly listed on the Nasdaq National Market and the Amsterdam Stock Exchange. MIH Limited's affiliates, MultiChoice Africa, Multichoice Hellas and MultiChoice Middle East, license OpenTV software to offer interactive services on their platforms. MIH Limited (through its wholly-owned subsidiary, Myriad International Holdings BV) first became the Company's stockholder in July 1997.

   Sun Microsystems. As of March 31, 2000, Sun Microsystems indirectly owned 14.0% of the Class B Common Stock of the Company's operating subsidiary, OpenTV, Inc., and 5.3% of the Company's Class A Ordinary Shares. Sun has the right to exchange its shares of Class B Common Stock of OpenTV, Inc. into the Company's Class B Ordinary Shares. Sun, a global provider of enterprise network computing products, has been a stockholder of OpenTV, Inc. since its inception. The Company is currently working with Sun to develop future versions of OpenTV Runtime based on Java technology.

   Certain agreements that the Company has entered into with MIH Limited, Sun and certain other of its investors are more fully described in the section entitled "Item 13. Interest of Management in Certain Transactions."

Competition

   The Company faces competition from a number of companies in the new and rapidly evolving digital interactive television market. The Company expects to face significant barriers in its efforts to secure broad market acceptance of the Company's products, including intense competition at several different levels. Current and potential competitors in one or more aspects of the Company's business include dedicated Internet set-top box companies, interactive television technology companies, Internet-related companies and consumer electronics companies. These competitors are more fully described in the section entitled "Item 1. Risk Factors--Risks related to the Company's business--New competitors could emerge and this could impair the combined company's ability to grow its business and sell its products."

Intellectual property

   As a result of sustained research and development efforts over the past several years, the Company has built a substantial intellectual property portfolio. The Company currently has 31 patents issued in the United States, with another 32 pending. The Company is also filing and have been granted patents internationally in all the major markets where it intends to be active. The Company believes that its patent portfolio protects many of the key elements necessary to support digital interactive television.

   The Company's ability to compete is dependent in part upon its ability to protect and further mature the Company's internally developed, proprietary intellectual property. The Company relies on patent, trademark, trade secret and copyright law, as well as confidentiality procedures and licensing arrangements to establish and protect the Company's rights in its technology. The Company believes that its current portfolio of patents is strong. This portfolio of patents contains many early patents in the digital interactive television field. Nevertheless, other companies may develop technologies that are similar or superior to the Company's patents. These factors are discussed in "Risk Factors--Because much of the Company's success and value lies in its ownership and use of intellectual property, the Company's failure to protect its property and develop new proprietary technology may negatively affect it."

Employees

   As of December 31, 1997, December 31, 1998, December 31, 1999 and March 31, 2000, the Company employed approximately 97, 117, 233 and 283, respectively, full-time equivalents, excluding temporary personnel and consultants. The Company is not subject to any collective bargaining agreements and believes its relationship with its employees is satisfactory.

                                 RISK FACTORS

   In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors, which are not intended to be all inclusive, should be carefully considered in evaluating the Company and its business.

   Investing in the Company's Class A Ordinary Shares will provide a holder thereof with an equity ownership interest in the Company. Such equity ownership is subject to all the risks inherent in the Company's business. The market value of the Company's shares will reflect the performance of the Company's business relative to, among other things, that of the Company's competitors and general economic, market and industry conditions. The value of an investment in the Company's shares may increase or may decline and could result in a loss. An investor or prospective investor of the Company's shares should carefully consider the following factors as well as the other information contained in this report before deciding to invest in the Company's Class A Ordinary Shares.

   On March 26, 2000, the Company and Spyglass Inc. ("Spyglass") signed a definitive merger agreement providing for the merger of Spyglass and a wholly-owned subsidiary of the Company and the issuance of .7236 Class A Ordinary Shares of the Company for every share of Spyglass common stock exchanged by Spyglass' stockholders. The Company may not achieve the benefits it expects from the merger, and this failure may have an adverse effect on the combined company's business, financial condition and operating results and could result in loss of key personnel. A discussion of these and other risks relating to the combined company resulting from the merger of Spyglass with the Company follow the risks relating to the Company's business.

General Risks Related to the Company's business

The Company's limited operating history and the risks the Company encounters as a relatively new company make the prediction of the Company's future results difficult.

   The Company began operations as an independent company in July 1996, and the OpenTV system was first deployed in mid-1997. Accordingly, the Company has a limited operating history, which makes the prediction of future results difficult. The Company's prospects must be considered in light of the risks frequently encountered by companies in an early stage of development, particularly companies in new markets such as interactive television. the Company's ability to achieve and sustain profitability will require, among other things:

  . widespread adoption of the OpenTV system by multiple industry participants and the television viewing public;

  .  continued improvements to the Company's technology and operations;

  .  timely and successful responses to competitive developments;

  .  the attraction, retention and motivation of qualified employees; and

  .  the firm establishment of the OpenTV brand.

   If the Company fails to successfully meet any of these challenges, the Company's financial performance may be adversely affected. the Company's failure to gain broad market acceptance would result in the Company being unable to successfully market and sell its products.

Interactive television is a new and emerging business, and the Company cannot guarantee that it will attract widespread demand or market acceptance.

   The Company's success depends upon, among other things, broad acceptance of the concept of interactive television by industry participants, including broadcast and pay-television networks and system operators and manufacturers of televisions and set-top boxes, including their ability to successfully market interactive television to television viewers and advertisers. There have been several well-financed, high-profile attempts in the United States to develop and deploy systems in the broad category of interactive television. None of these attempts has resulted in large scale deployment, and many key industry participants have avoided participating in interactive television for a variety of reasons, including:

  .  inconsistent quality of service;

  .  need for new and expensive hardware in homes;

  .  inadequate transmission facilities and broadcast centers;

  .  complicated and expensive processes for creating interactive content;
     and

  .  inability to align the conflicting interests of various participants.

   Accordingly, such participants may perceive interactive television negatively and be reluctant to participate.

   In addition, other participants in the television industry must accept and support interactive television for it to be successful. For instance, broadcasters will need to add interactive features to their programming and commercial vendors will need to embrace e-commerce over interactive television. These parties may not provide such support. The failure by network operators to select the Company as their interactive software platform will result in the Company's being unable to penetrate new markets.

   The Company's growth and future success depends substantially upon the Company's ability to penetrate new markets and convince network operators to adopt and maintain their use of the OpenTV system. The Company has entered into a limited number of non-exclusive agreements with network operators providing for the launch of OpenTV-based interactive services. If network operators determine that the Company's service is not viable as a business proposition or if they determine that the service does not meet their business or operational strategies, they will not choose, or may stop using, the OpenTV system as their interactive software platform. Furthermore, EchoStar is currently the only network operator in the United States with which the Company has an agreement to deploy the OpenTV Runtime. If the launch of the Company's system on EchoStar is not successful, the Company may have a difficult time penetrating the United States market.

New competitors could emerge and this could impair the combined company's ability to grow its business and sell its products.

   The Company faces competition from a number of companies, including many that have significantly greater financial, technical and marketing resources and a better recognized brand name than the Company does. Current and potential competitors in one or more aspects of the Company's business include interactive television technology companies, Internet-related companies and broadband interactive service providers. Among these companies, the Company's major competitors are Microsoft, Liberate Technologies and Canal+ Technologies.

   Interactive television technology companies. Several companies have developed technologies relevant to interactive television. Microsoft and Liberate are software developers that are working to create interactive television solutions and have established significant industry relationships that could hinder the adoption of the OpenTV system. In addition, Microsoft has been active in many areas of interactive television. Microsoft's wholly owned subsidiary, WebTV, offers set-top boxes with Internet access, interactive program listings and simultaneous television and Internet usage. EchoStar offers WebTV to its subscribers as an alternative to OpenTV-driven set-top boxes. Microsoft has also acquired equity interests in several network operators. These investments may potentially give Microsoft influence in the network operator's choice of interactive software. With its vastly greater financial, technical and marketing resources, Microsoft will be a strong competitor in the market for interactive television operating systems.

   In addition, certain companies, such as NDS Ltd. may attempt to expand from the conditional access and/or integration markets to the interactive television technology market.

   Canal+ and Scientific-Atlanta are companies that have vertically integrated software for interactive television. Canal+ is one of the largest network operators in Europe. It developed its Mediahighway interactive system for distribution on its pay-television platforms and has begun to market Mediahighway to third parties. Scientific-Atlanta is one of the largest set-top box manufacturers in the world. It is developing interactive software to distribute with its set-top boxes and has begun to distribute this software to third parties.

   Internet-related companies. The Company faces competition from Internet-related companies such as America Online, Yahoo! and Real Networks. These competitors are seeking to meld Internet browsing and traditional broadcast, cable or satellite television programming into a single medium, and to offer many services over the Internet which are similar to those enabled by OpenTV. For example, Real Networks offers technology enabling streaming video over the Internet. Additionally, interactive programming guides are available over the Internet the Company from several sources. The Company believes that the Internet will continue to offer functionality that competes with OpenTV's products.

   Broadband interactive service providers. In the future, the Company may encounter competition from broadband interactive service providers such as Excite@Home, AOL/DirecTV, RoadRunner and others. Consumer electronics companies may, in the future, decide to compete with the Company by, for example, bundling their own software with their hardware products. There are also numerous companies that operate in fields related to interactive television that could begin to compete with the Company.

   This rapidly evolving competitive landscape places significant pressure on the Company to properly direct the evolution of its products, industry relationships and business plan in order to compete effectively. If the Company fails to compete effectively, its business will suffer. Rapid technological advances or the adoption of incompatible standards could render the Company's products obsolete or non-competitive.

   The rate of technological change currently affecting the television industry is particularly rapid compared to other industries. The migration of television from analog to digital transmission, the convergence of television, the Internet, communications and other media and other emerging trends are creating a dynamic and unpredictable environment in which to operate. The Company's ability to anticipate these trends and adapt to new technologies is critical to its success.

   Recent attempts to establish industry-wide standards for interactive television software include an initiative by cable network operators in the United States to create a uniform platform for interactive television called OpenCable. The OpenCable standard is not yet defined, and the Company does not know whether the Company's product will be compatible with OpenCable. The establishment of this standard or other similar standards could hurt OpenTV's business, particularly if the Company's products require significant redevelopment in order to conform to the newly established standards.

   Any delay or failure on the Company's part to respond quickly, cost-effectively and sufficiently to these developments could render its existing products and services obsolete and have an adverse effect on its business, financial condition and results of operations. The Company may have to incur substantial expenditures to modify or adapt its products or services to respond to these developments. The Company must stay abreast of cutting-edge technological developments and evolving service offerings to remain competitive, increase the utility of its services and attract and retain qualified employees. The Company must be able to incorporate new technologies into the products OpenTV designs and develops in order to address the increasingly complex and varied needs of its customer base.

The market price of the Company's Class A Ordinary Shares has fluctuated significantly and could fluctuate significantly as a result of:

  . variations in the Company's operating results which may cause the Company to fail to meet analysts' or investors' expectations;

  .  general economic and stock market conditions;

  .  changes in financial estimates by securities analysts;

  . earnings and other announcements by, and changes in market evaluations of, companies in the interactive television industry;

  . the announcement and/or consummation of mergers or acquisitions with, or equity investments in, other entities;

  . announcements by the Company or its competitors of technological innovations, new products or services;

  .  changes in business or regulatory conditions affecting OpenTV;

  . sales of substantial amounts of the Company's Class A Ordinary Shares by MIH Limited or Sun Microsystems or any of the Company's other large stockholders in the public market or the perception that such sales could occur (See "Item 4. Control of Registrant") including by way of a demand for a registered offering (See "Item 13. Interest of Management in Certain Transactions"); and

  .  the trading activity of the Company's Class A Ordinary Shares.

   The securities of many technology and Internet-related companies, including interactive television technology companies, have experienced and continue to experience extreme price and volume fluctuations, including significant downturns in their market price, often unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of these securities, stockholders have often instituted securities class action litigation against these companies. If the Company were to be involved in such a class action suit, it could have an adverse effect on the Company's business, financial condition and results of operations.

The Company is a party to certain stock exchange arrangements with OpenTV Inc. and certain stockholders thereof that may cause the Company to record significant non-cash earnings charges in its future financial statements

   The Company is a party to an exchange agreement with Sun. Under that exchange agreement Sun can exchange, at its election, all of its 7,594,796 shares of OpenTV, Inc. Class B Common Stock into Class B Ordinary Shares of the Company, generally on a one-for-one basis, subject to adjustment under certain circumstances. See "Item 13. Interest of Management in Certain Transactions--Exchange Agreement," and "Item 4. Control of Registrant." The Company also has adopted an exchange plan under which certain individuals, at their election, after May 22, 2000, can exchange 1,470,955 shares of OpenTV, Inc. common stock (and upon exercise of options, 161,000 additional shares) into shares of OpenTV Corp. Class A Ordinary Shares, generally on a one-for-one basis, subject to adjustment under certain circumstances. See "Item 11b:
Exchange Plan." The accounting for the exchanges is mandated by Accounting Principles Board Opinion 16. As Sun and these individuals exchange their shares in OpenTV, Inc. for shares in OpenTV, the Company will be required to take non-cash charges to earnings over time that are roughly equal to the fair market value, at the time of the exchange, of the shares of the Company that are received in the exchange. Once the costs of the exchanges are determined, the costs are allocated to specific assets of OpenTV, Inc., and are then expensed on the Company's financial statements at the same rate under which the underlying assets are amortized or expensed.

   Since these expenses can commence at different times, depending on when these stockholders elect to exchange their shares of OpenTV, Inc. to shares of the Company, and since the determination of cost depends on the value of the shares of the Company at the time of each exchange, the amount of the earnings charges is not currently determinable. However, for illustration purposes, if such exchanges were to occur when when the fair market value of the Company's shares equalled $62.75 (the Company's closing stock price on May 11, 2000), the Company would record an increase of assets of approximately $580 million, of which approximately $480 million relates to Sun's holding. These assets would be amortized or expensed over a period of approximately five years. There can be no assurance that the actual earnings charges that the Company records will be at the aforementioned levels, or when the timing of these earnings charges will actually occur. These earnings charges may be at significantly higher levels and may occur at various times in the future. The earnings charges will have a significant impact on the Company's stated future earnings and earnings per share during at least the five years following May 22, 2000.

The Company will need to recruit and retain qualified personnel to successfully run and expand its business.

   The Company's future success will also depend in large part on its ability to attract and retain experienced technical, sales, marketing and management personnel. New employees will generally require substantial training in the use of the the Company's products, which in turn will require significant resources and management attention. If the Company does not attract and retain such personnel, this could adversely affect its ability to grow its business.

   Moreover, the complexity of distributed computing systems requires highly trained customer service and support personnel to assist customers with installation and deployment. The Company currently has a small customer service and support organization and will need to increase its staff to support new customers and the expanding needs of its existing customers. Hiring customer service and support personnel is very competitive in the Company's industry due to the limited number of people available with the necessary technical skills and understanding of the digital interactive television and wireless communications markets, and the Company has experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. There is a risk that even if the Company invests significant resources in attempting to attract, train and retain these qualified personnel, it will not be successful in its efforts.

   To achieve its business objectives, the Company may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could adversely affect the Company's ability to attract necessary qualified personnel. This may have a negative effect on the Company's business and future operating results.

The Company's inability to properly manage its growth could adversely affect it.

   The Company's development activities and operations have expanded rapidly since 1996, and significant further expansion will be necessary to meet its growth objectives and to take advantage of market opportunities. the Company's expansion to date has placed substantial strain on the Company's managerial, operational and financial resources and systems. To manage its growth, the Company must successfully implement, constantly improve and effectively utilize its operational and financial systems while aggressively expanding the Company's workforce. The Company must also maintain and strengthen the breadth and depth of its current strategic relationships while rapidly developing new relationships. The Company's existing or planned operational and financial systems may not be sufficient to support its growth, and the Company's management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If the Company's potential growth is not adequately managed, the Company's business will suffer.

The Company may have difficulty consummating or integrating acquisitions, and certain consequences of those acquisitions that the Company does complete could adversely affect its operating results.

   In addition to the merger with Spyglass, in the future the Company may acquire other businesses or new technologies. As a result of these acquisitions, the Company may need to integrate product lines, technologies, widely dispersed operations and distinct corporate cultures. The product lines or technologies of the acquired companies may need to be altered or redesigned in order to be made compatible with the Company's software products or the software architecture of the Company's customers. These integration efforts may not succeed or may distract the Company's management from operating its existing business. The Company's failure to successfully manage future acquisitions could seriously harm its operating results.

The Company's multinational operations expose the Company to certain financial and operational risks.

   The Company's revenues are dependent upon the Company's marketing efforts in a number of countries throughout the world, particularly the United Kingdom, France, Spain, South Africa and Italy. In addition, the Company receives revenue denominated in euro and incurs expenses in euro, Korean won, and Chinese renminbi. Operations in several different countries exposes the Company to a number of risks, such as:

  .  changes in legal and regulatory requirements;

  .  export and import restrictions, tariffs and other trade barriers;

  . currency fluctuations and the conversion to the euro in most member states of the European Union;

  . difficulties in staffing and managing offices as a result of, among other things, distance, language and cultural differences;

  .  longer payment cycles and problems in collecting accounts receivable;

  .  political and economic instability; and

  .  potentially adverse tax consequences.

   Any of these factors could have an adverse effect on the Company's business, financial condition and results of operations.

Because much of the Company's success and value lies in its ownership and use of intellectual property, the Company's failure to protect its property and develop new proprietary technology may negatively affect it.

   The Company's ability to effectively compete is dependent in part upon the maintenance and protection of its proprietary intellectual property. The Company relies on patent, trademark, trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect its rights in its technology. The Company typically enters into confidentiality or license agreements with its employees, consultants, customers, strategic partners and vendors, in an effort to control access to and distribution of the Company's software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's software and other propietary information without authorization. Policing unauthorized use of the Company's software and propietary information is difficult. The steps the Company takes may not prevent misappropriation of its intellectual property and the agreements the Company enters into may not be enforceable. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to enforce or protect the Company's intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could cause the Company to incur substantial costs and diversion of resources, which in turn could adversely affect the Company's business.

   In the future, the Company may receive notices of claims of infringement of other parties' proprietary rights or claims for indemnification resulting from infringement claims. The emerging enhanced-television industry is highly litigious, particularly in the area of on-screen program guides. The defense of any such claims could cause the Company to incur significant costs and could result in the diversion of resources with respect to the defense of any claims brought, which could adversely affect the Company's operating results and financial condition. As a result of such infringement claims, a court could issue an injunction preventing the Company from distributing certain products, which could adversely affect the Company's business. If any claims or actions are asserted against it, the Company may seek to obtain a license under a third party's intellectual property rights in order to avoid any litigation. However, a license under such circumstances may not be available on commercially reasonable terms, if at all.

The interests of the Company's majority owner may differ from yours and may result in the Company's acting in a manner inconsistent with your general interests.

   MIH Limited indirectly owns all of the Company's outstanding Class B Ordinary Shares, representing, as of March 31, 2000, approximately 94.8% of the voting rights with respect to the Company's ordinary shares. After giving effect to the merger, and as if the merger occurred on March 31, 2000, MIH Limited would have owned approximately 90.9% of the voting rights with respect to the Company's ordinary shares. MIH Limited, which is publicly traded on the Nasdaq National Market and the Amsterdam Stock Exchange, is controlled by MIH Holdings Limited, which is in turn controlled by Naspers Limited. Both MIH Holdings and Naspers are publicly traded on the Johannesburg Stock Exchange. As a result of its ownership of the Company's Class B Ordinary Shares, MIH Limited and its parent companies effectively control the Company and have sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action requiring approval of the stockholders of the Company, including amendments of the Company's memorandum and articles of association for any purpose (which could include increasing or reducing OpenTV's authorized capital or authorizing the issuance of additional shares).

   MIH Limited has agreed not to cause the Company to take specified actions without the consent of certain of the Company's stockholders. Subject to those limitations, MIH Limited controls how the Company votes the Company's shares of OpenTV, Inc. The Company engages in transactions with subsidiaries of MIH Limited and its parent companies in the ordinary course of business. The interests of MIH Limited and its parent companies may diverge from your interests, and they may be in a position to cause or require the Company to act in a way that is inconsistent with the general interests of the holders of the Company's Class A Ordinary Shares. See "Item 13. Interest of Management in Certain Transactions" and "Item 4. Control of Registrant."

The Company's strategic investors may acquire voting control of the Company's company and, as a result, certain decisions may be made by them that may be detrimental to your interests.

   If MIH Limited, Sun Microsystems or a strategic investor that subsequently acquires Class B Ordinary Shares elects to exchange its Class B Ordinary Shares for Class A Ordinary Shares, certain of the Company's strategic investors, including America Online, Inc., General Instrument Corp., Liberty Digital, Inc., News Corporation and Time Warner, Inc., have the right to exchange their Class A Ordinary Shares for such Class B Ordinary Shares. The Class B Ordinary Shares entitle holders to ten votes per share while Class A Ordinary Shares entitle holders to one vote per share. As a result, these stockholders could acquire the power to determine the outcome of any action requiring approval by the stockholders of OpenTV.

Government regulations may adversely affect the Company's business.

   The telecommunications, media, broadcast and cable television industries are subject to extensive regulation by governmental agencies. These governmental agencies continue to oversee and adopt legislation and regulation over these industries, which may affect the Company's business, market participants with which the Company has relationships or the acceptance of interactive television in general. In addition, future legislation or regulatory requirements regarding privacy issues could be enacted to require notification to users that captured data may be used by marketing entities to target product promotion and advertising to that user. Any of these developments may adversely affect the Company's business.

Because the Company is a British Virgin Islands company, you may not be able to enforce judgments against OpenTV that are obtained in United States courts.

   The Company is organized under the laws of the British Virgin Islands, which are sometimes referred to as BVI. Several of the Company's directors and executive officers reside outside the United States, and a portion of the Company's assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon such persons within the United States or to enforce against such persons judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

   The Company has been advised by its counsel, Harney Westwood & Riegels, that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in BVI courts and that there is doubt as to whether BVI courts will enter judgments in original actions brought in BVI courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Because the Company is a British Virgin Islands company, you may have difficulty protecting your interests in respect of decisions made by the Company's board of directors.

   The Company's corporate affairs are governed by the Company's memorandum and articles of association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of the Company's stockholders may differ from those that would apply if the Company was incorporated in the United States or another jurisdiction. The rights of stockholders under BVI law are not as clearly established as are the rights of stockholders in many other jurisdictions. Thus, shareholders may have more difficulty protecting their interests in the face of actions by the Company's board of directors or the Company's principal stockholders than shareholders would have as stockholders of a corporation incorporated in another jurisdiction.

Certain provisions contained in the Company's charter documents could deter a change in control of the Company.

   Certain provisions of the Company's memorandum and articles of association may discourage attempts by other companies to acquire or merge with the Company, which could reduce the market value of the Company's Class A Ordinary Shares. The comparatively low voting rights of the Company's Class A Ordinary Shares as compared to the Company's Class B Ordinary Shares, as well as other provisions of the Company's memorandum and articles of association, may delay, deter or prevent other persons from attempting to acquire control of the Company.

The Company may be unable to raise additional capital in the future to support the Company's growth.

   The Company expects that its existing capital resources will be sufficient to meet its cash requirements through at least the next 12 months. However, as OpenTV continues to grow its business, it may need to raise additional capital, which may not be available on acceptable terms, if at all. If the Company cannot raise necessary additional capital on acceptable terms, it may not be able to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have an adverse effect on its business.

   If additional capital is raised through the issuance of equity securities or by incurring convertible debt, the percentage ownership of the Company's existing stockholders will be reduced and stockholders may experience dilution in net book value per share. Any debt financing, if available, may involve covenants limiting or restricting the Company's operations or future opportunities.

General risks relating to the combined company

The Company and Spyglass may not achieve the benefits they expect from the merger which may have an adverse effect on the combined company's business, financial condition and operating results and could result in loss of key personnel.

   The combined company will need to overcome significant issues in order to realize any benefits or synergies from the merger, including the timely, efficient and successful execution of a number of post-merger events. Key events include:

  .  integrating the operations of the two companies;

  .  retaining and assimilating the key personnel of each company;

  . offering the existing products and services of each company to the other company's customers;

  .  retaining the existing customers and strategic partners of each company;

  .  developing new services that utilize the assets of both companies; and

  .  maintaining uniform standards, controls, procedures and policies.
   The successful execution of these post-merger events will involve considerable risk and may not be successful. These risks include:

  . the potential disruption of the combined company's ongoing business and distraction of its management;

  . the difficulty of incorporating acquired technology and rights into the combined company's products and services;

  .  unanticipated expenses related to integration;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  . potential unknown liabilities associated with the acquired or the acquiring business.

   The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger.

Unanticipated fluctuations in the combined company's quarterly operating results could affect the combined company's stock price.

   The Company believes that quarter-to-quarter comparisons of each of its and Spyglass' financial results are not necessarily meaningful indicators of the future operating results of the combined company and should not be relied on as an indication of future performance. If the combined company's quarterly operating results fail to meet the expectations of analysts, the trading price of the Company's Class A Ordinary Shares following the merger could be negatively affected. Each of the Company's and Spyglass' quarterly operating results have varied substantially in the past and those of the combined company may vary substantially in the future depending upon a number of factors described below and elsewhere in this section of this annual report on Form 20-F, including many that are beyond the combined company's control.

   The combined company's operating results may vary from quarter to quarter as a result of a number of factors, including:

  . The ability to enter into licensing and services agreements with new and existing customers;

  . The number, size and scope of network operators deploying OpenTV-enabled interactive services and the associated rollout to subscribers;

  . The rate of subscriber growth of network operators offering OpenTV-enabled interactive services;

  . Changes in the historically strong relationships of the Company with network operators;

  . Increased competition in general and any changes in the combined company's pricing policies, relative to the historical policies of the Company and Spyglass individually, that may result from increased competitive pressures;

  . Potential downturns in the combined company's customers' businesses, in the domestic or international markets;

  . Changes in the mix of revenue attributable to domestic and international sales;

  . Changes in the mix of revenue attributable to higher-margin software license revenue as opposed to substantially lower-margin service revenue;

  . The rate of expansion of the combined company's sales and support organizations;

  . Varying budgeting cycles of the combined company's customers and potential customers;

  . The success of the transition into and management of the combined company;

  . The combined company's ability to develop and introduce on a timely basis new or enhanced versions of its products that can compete favorably in the marketplace;

  . The timing of revenue recognition associated with major licensing and services agreements;

  .  The timing of upgrades by existing network operators; and

  .  Software defects and other product quality problems.

   The Company cannot be certain that the business strategy of the combined company will be successful or that it will successfully manage these risks. If the combined company fails to address adequately any of these risks or difficulties, its business would likely suffer. Each of the Company and Spyglass has experienced significant growth in its respective businesses in recent periods and the combined company's ability to manage this growth and any future growth will affect its ability to become profitable.

   The Company's and Spyglass' historical growth has placed, and any further growth is likely to continue to place, a significant strain on the combined company's resources. The Company has grown from 117 employees at December 31, 1998 to 283 employees at March 31, 2000. At December 31, 1998, Spyglass had a total of 124 employees, and at March 31, 2000, Spyglass had a total of 190 employees. The combined company's productivity and the quality of its products may be adversely affected if it does not integrate and train its new employees quickly and effectively. The Company cannot be sure that the combined company's revenues will grow at a sufficient rate to absorb the costs associated with a larger overall headcount, as well as recruiting-related expenses. The Company expects that the combined company will need to expand its infrastructure, including operating and administrative systems and controls, train employees and coordinate among its executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations. In addition, the future growth of the combined company may require significant resources and management attention. Managing this growth will require substantial resources that the combined company may not have and, therefore, impede the combined company's growth. The combined company may not be able to sustain the revenue growth rates previously experienced by Spyglass or the Company individually.

   Although the Company's and Spyglass' revenue has grown rapidly in recent years the Company does not anticipate that the combined company will sustain this rate of revenue growth because of the difficulty of maintaining high percentage increases as the base of revenue increases. In addition, growing competition, the incremental manner in which customers convert their existing set-top boxes to interactive set-top boxes and both companies' relative inexperience in selling their products to small organizations could also affect the combined company's revenue growth. If the combined company's revenue does not increase at or above the rate analysts expect, the trading price for the Company's Class A Ordinary Shares may decline.

   Additionally, the combined company's efforts to expand its software product suites, sales and marketing activities, direct and indirect distribution channels and maintenance and support functions and to pursue strategic relationships or acquisitions may not succeed or may prove more expensive than either company currently anticipates. As a result, the Company cannot predict the combined company's future operating results with any degree of certainty and the combined company's quarterly operating results may vary significantly from quarter to quarter. The Company believes that the combined company's future growth rates will depend on its ability to expand its penetration of the Company's and Spyglass' existing markets, which will require significant expenses that the combined company may not have sufficient resources to undertake.


The market price of the Company's Class A Ordinary shares may decline as a result of the merger.

   The market price of the Company's Class A Ordinary Shares may decline as a result of the merger for a number of reasons including if:

  .  the integration of the Company and Spyglass is unsuccessful;

  . the premium offered by the Company relative to Spyglass' current stock price may not be viewed favorably by the market;

  . the Company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on the Company's financial results is not consistent with the expectations of financial or industry analysts.

As a result of the merger, the combined company may not be able to successfully retain the Company's or Spyglass' employees.

   The integration of the employees of the Company and Spyglass will be a complicated and disruptive process. As a result during the post-merger period, the combined company may have difficulties retaining its employees. In particular, upon the effectiveness of the merger, other than certain Spyglass executives and employees who will receive a twenty-five percent (25%) acceleration in their then unvested Spyglass options, substantially all of Spyglass' employees will receive a fifty percent (50%) acceleration in their then unvested Spyglass options. After completion of the merger, the acceleration of these Spyglass' options may significantly limit the combined company's ability to retain Spyglass' prior employees and if the combined company is unable to do so, the combined company may not achieve certain significant combined benefits contemplated by the merger.

The combined company will need to retain and recruit executive and other personnel to successfully run and expand its business.

   The combined company's success will depend to a significant extent on the continued service of its executive officers and other key employees, including key sales, consulting, technical and marketing personnel. If the combined company loses the services of one or more of its executives or key employees, this could harm the combined company's business and could affect its ability to successfully implement its business objectives. The combined company's future success will also depend in large part on its ability to attract and retain experienced technical, sales, marketing and management personnel.

Each of the Company and Spyglass has a history of losses, and the combined company may experience losses in the future.

   The Company has incurred significant net losses since its inception and Spyglass has experienced losses in the past. The Company expects that the combined company will continue to incur significant sales and marketing, product development and administrative expenses. As a result, the combined company will need to generate significant revenue to achieve and maintain profitability. The Company cannot be certain that the combined company will achieve, sustain or increase profitability in the future. Any failure to significantly increase revenue as the combined company implements its product and distribution strategies would adversely affect its business, operating results and financial condition.

Customers of the Company and Spyglass, including Microsoft, may delay or cancel orders, or seek to modify existing relationships, as a result of concerns over the merger.

   The announcement and closing of the merger could cause customers and potential customers of the Company and Spyglass to delay or cancel contracts for products and services. Moreover, they may seek to modify their relationship with Spyglass because they deem themselves competitors of the Company. In particular, because Microsoft is a competitor of the Company, the Company believes that Microsoft may seek to modify its existing relationship with Spyglass. Such a delay or cancellation of orders or modification could have an adverse effect on the business, results of operations and financial condition of the combined company.

As a result of the merger, Motorola may seek to modify the terms of its existing Acadia relationship with Spyglass and the combined company may lose the revenues and employees associated with Acadia.

   In fiscal 1999, approximately 12% of Spyglass' revenue came from, and at March 31, 2000, 36 employees were employed by, its Acadia Digital Integration Service Center. Acadia was created as a joint venture between Spyglass and Motorola to provide integration services for third parties developing applications for Motorola's digital set-top boxes. In accordance with the terms of the joint venture's existing operating agreement, the consummation of the merger will enable Motorola to exercise its option to purchase, at fair market value, Spyglass' 90% interest in Acadia. The Company believes that Motorola, which is currently a large indirect investor in the Company through its acquisition of General Instrument (see Item 4 "Control of Registrant"), may seek to modify the terms of the joint venture after completion of the merger, including by exercising its option to purchase Acadia. If Spyglass'relationship with Motorola is modified, the combined company may lose some or all of the revenues and employees associated with Acadia.

The merger could adversely affect combined financial results.

   The Company expects to incur direct transaction costs of approximately $13.0 million in connection with the merger. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to the Company's stockholders resulting from the issuance of shares in connection with the merger, the Company's financial results could be adversely affected. In addition, because this transaction will be treated as a "purchase" for accounting purposes, the Company's future earnings per share, inclusive of goodwill amortization, will be significantly and adversely affected during the five years following the closing of the merger.

Item 2. Description of Property

   The Company's corporate headquarters and executive offices are in Mountain View, California, where the Company occupies approximately 78,257 square feet of space under two separate subleases and one lease. The subleases expire on February 27, 2001 (as to 61,257 square feet of space) and the lease expires on August 31, 2003 (as to 17,000 square feet of space). OpenTV believes that it will be able to renew these subleases and this lease or secure sufficient space on reasonable terms upon expiration of these subleases and this lease. In addition, OpenTV has offices in London, England; Paris, France; Seoul, South Korea; Beijing, China; Tokyo, Japan; Sydney, Australia; Munich, Germany and Madrid, Spain.

   The Company expects that it will from time to time open additional United States and international offices in the future as the circumstances of its business may require.

Item 3. Legal Proceedings

   On October 12, 1999, one of OpenTV Inc.'s former employees filed a complaint against OpenTV Inc. in California state court alleging wrongful termination and other related claims, and seeking monetary damages. OpenTV believes that the litigation is without merit and intends to defend itself vigorously. Although the Company does not believe that this litigation would have a material adverse effect on the Company, OpenTV cannot make assurances to that effect since this type of litigation is complex and difficult to predict.


Item 4. Control of Registrant

   MIH Limited indirectly owns all of the Company's outstanding Class B Ordinary Shares, representing, as of March 31, 2000, approximately 94.8% of the voting rights with respect to OpenTV's ordinary shares. MIH Limited, which is publicly traded on the Nasdaq National Market and the Amsterdam Stock Exchange, is controlled by MIH Holdings Limited, which is in turn controlled by Naspers Limited. Both MIH Holdings and Naspers are publicly traded on the Johannesburg Stock Exchange. As a result of its ownership of the Company's Class B Ordinary Shares, MIH Limited and its parent companies effectively control the Company and have sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action requiring approval of the stockholders of the Company, including amendments of the Company's memorandum and articles of association for any purpose (which could include increasing or reducing the Company's authorized capital or authorizing the issuance of additional shares).

   MIH Limited has agreed not to cause the Company to take specified actions without the consent of certain of the Company's stockholders. Subject to those limitations, MIH Limited controls how the Company votes the Company's shares of OpenTV, Inc. OpenTV engages in transactions with subsidiaries of MIH Limited and its parent companies in the ordinary course of business. The interests of MIH Limited and its parent companies may diverge from your interests, and they may be in a position to cause or require OpenTV to act in a way that is inconsistent with the general interests of the holders of the Company's Class A Ordinary Shares. See "Item 13. Interest of Management in Certain Transactions."

   The table below sets forth certain information with respect to the beneficial ownership of each class of the Company's voting securities by (1) each person who is known by OpenTV to be the beneficial owner of more than 10% of any class or series of the Company's voting securities and (2) all directors and executive officers as a group. Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of March 31, 2000. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all ordinary shares held by them. Applicable percentage ownership in the following table is based on 16,913,866 Class A Ordinary Shares and 30,631,746 Class B Ordinary Shares outstanding as of March 31, 2000.

                         Class A Ordinary Shares               Class B Ordinary Shares
                         -------------------------------- -------------------------------------
                                             Percent of                 Percent of Total Voting
 Identity of Person or     Number              Class        Number        Class       Rights
         Group           --------------     ------------- ----------    ---------- ------------
MIH Limited(1)..........                                  30,631,746      100.0%       94.8%
Sun Microsystems,
 Inc.(2)................        900,900              5.3%  7,594,796(3)    19.9        19.3
America Online..........      1,801,800(4)          10.1         --         --           *
Liberty Digital.........      2,252,252(5)          12.5         --         --           *
News America
 Incorporated...........      2,252,252(6)          12.5         --         --           *
Times Warner............      2,252,252(7)          12.5         --         --           *
EchoStar(8).............      2,252,252             13.3         --         --           *
Directors and officers
 as a group
 (21 persons)(9)........      3,713,007(10)         19.2  30,631,746      100.0        95.2%

--------
  *  Less than 1%.

 (1) MIH Limited holds its shares through its wholly-owned subsidiary, OTV Holdings Limited.

 (2) Sun Microsystems, Inc. holds its shares through its wholly-owned subsidiary, Sun TSI Subsidiary, Inc.

 (3) Represents 7,594,596 shares of Class B Common Stock of OpenTV, Inc. that may be exchanged into Class B Ordinary Shares of OpenTV Corp. on a one-for-one basis.

 (4) Includes a warrant to purchase 900,900 Class A Ordinary Shares exercisable within 60 days of March 31, 2000 held by America Online.

 (5) Includes a warrant to purchase 1,126,126 Class A Ordinary Shares exercisable within 60 days of March 31, 2000 held by Liberty Digital. Liberty Digital holds its shares through its subsidiary, LDIG OTV, Inc.

 (6) Includes a warrant to purchase 1,126,126 Class A Ordinary Shares exercisable within 60 days of March 31, 2000 held by News Corporation America.

 (7) Includes a warrant to purchase 1,126,126 Class A Ordinary Shares exercisable within 60 days of March 31, 2000 held by Time Warner. Time Warner holds its shares through its subsidiary, TWI OTV Holdings, Inc.

 (8) EchoStar's shares are in escrow and are subject to forfeiture if certain performance criteria are not met within 3 years.

 (9) Includes 2,252,252 Class A Ordinary Shares and 30,631,746 Class B Ordinary Shares held by Liberty Digital and MIH Limited with respect to which the Company believes certain of its directors may have or share the power to vote, or to direct the voting of, such securities. If these shares are not included in the beneficial ownership calculations then the directors and officers as a group would be deemed to hold 1,460,755 Class A Ordinary Shares, which represents 8.0% of that class, and no Class B Ordinary Shares.

(10) Includes options to purchase 830,540 Class A Ordinary Shares that are currently vested and exercisable (or will become vested and exercisable within 60 days of March 31, 2000). Also includes 431,571 shares of Class A Common Stock and 21,144 shares of Class B Common Stock of OpenTV, Inc. Pursuant to a plan of exchange adopted by the board of directors of OpenTV, all employee and former employee holders of such shares may, at their election, exchange their shares in OpenTV, Inc. for OpenTV Corp. Class A Ordinary Shares. See "Item 11(b). Exchange Plan." These shares are shown as being held by the directors and officers for the purposes of this table only.

Item 5. Nature of Trading Market

   The Company's Class A Ordinary Shares are quoted on the Nasdaq National Market and are traded on the Official Segment of Amsterdam Stock Exchange under the symbol "OPTV." Trading of the Company's Class A Ordinary Shares on the Amsterdam Stock Exchange takes place through the improved Amsterdam Security Account System ("New ASAS") in ASAS rights of OpenTV ("ASAS Rights OpenTV").

   Under New ASAS, the legal owner of Class A Ordinary Shares is Nominee Amsterdam Stock Exchange N.V. ("ASAS Nominee"), a wholly-owned subsidiary of the Amsterdam Stock Exchange. The Class A Ordinary Shares owned by ASAS Nominee are deposited in its account with the Bank of New York. For each Class A Ordinary Share so deposited, ASAS Nominee creates an ASAS Right OpenTV which is deposited with the Netherlands securities settlement system, Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("NECIGEF"). The ASAS Rights OpenTV traded on the Amsterdam Stock Exchange are cleared by its securities clearing division, AEX-Effectenclearing, and settled through NECIGEF.

   Prices of the ASAS Rights OpenTV on the Amsterdam Stock Exchange are quoted in U.S. dollars, in order to allow the prices thereof to be as closely aligned as possible with the Class A Ordinary Shares quoted on the Nasdaq National Market.

   Payments to the Company in respect of the Company's Class A Ordinary Shares in New ASAS are made through that system. Shareholder notices are not sent directly to investors holding ASAS Rights OpenTV, but instead are published in the Daily Official List (Officiele Prijscourant) of the Amsterdam Stock Exchange and in at least one Netherlands newspaper, indicating, when applicable, where shareholders can obtain copies of any documents referred to in the notice.

   The following table lists the high and low closing prices for each full quarterly period since the Company's Class A Ordinary Shares began trading on November 23, 1999 on both the Nasdaq National Market and the Official Market of the Amsterdam Stock Exchange and ending during the most recent fiscal year as well as for the first full quarter of Fiscal 2000.

                                                       Nasdaq
                                                      National      Amsterdam
                                                       Market     Stock Exchange
                                                   -------------- --------------
                                                    High    Low    High    Low
                                                   ------- ------ ------- ------
     Fiscal 1999:
       Fourth Quarter............................. $94.125 $50.00 $ 92.00 $50.00
     Fiscal 2000:
       First Quarter..............................  245.75  72.00 $226.50 $71.35

Item 6. Exchange Controls and Other Limitations Affecting Securities Holders

   There are currently no limitations either under the laws of the Netherlands or in the Company's Articles of Association, to the rights of shareholders from outside the Netherlands to hold or vote Common Shares.

Item 7. Taxation

   The following is a summary of certain U.S. and British Virgin Islands ("BVI") income tax consequences relating to an investment in the Company's Class A Ordinary Shares. This summary does not deal with all possible tax consequences relating to holding the Company's Class A Ordinary Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S. or non-BVI) tax laws, nor does it address special circumstances that may apply to any individual investor. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences to it of an investment in the Class A Ordinary Shares.

   The anticipated tax consequences are subject to change, and such change may be retroactively effective. If so, the following summary may be affected and may not be relied upon. Further, any variation or differences from the facts or representations recited herein, for any reason, might affect the following discussion, perhaps in an adverse manner, and make them inapplicable. In addition, the Company has undertaken no obligation to update this discussion for changes in facts or laws occurring subsequent to the date thereof.

   The summary represents solely the views of the Company as to the interpretation of existing law and, accordingly, no assurance can be given that the tax authorities or courts in the U.S. or BVI will agree with the summary hereafter.

United States Federal Income Tax Consequences

 General

   This section summarizes the material U.S. Federal income tax consequences to holders of the Company's Class A Ordinary Shares as of the date of this report. The summary applies to such holder only if the ordinary shares are held as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law. In addition, this summary does not apply to holders of the Class A Ordinary Shares who are member of a class of holders subject to special rules, such as:

  .  a dealer in securities or currencies;

  . a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

  .  a bank or other financial institution;

  .  an insurance company;

  .  a tax-exempt organization;

  . a person that holds the Company's ordinary shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

  .  a person whose functional currency for tax purposes is not the U.S.
     dollar;

  .  a person liable for alternative minimum tax;

  . a person that owns, or is treated as owning, 10% or more of any class of the Company's shares; or

  .  a person who is not a United States holder.

   The discussion is based on current law. Changes in the law may alter the tax treatment of the Company's ordinary shares, possibly on a retroactive basis.

   The discussion does not cover tax consequences that depend upon a holder's particular tax circumstances. The Company recommends that every holder of shares consult a tax advisor about the consequences of holding the Company's ordinary shares in its particular situation.

   For purposes of the discussion below, a "U.S. holder" is a beneficial owner of the Company's ordinary shares who or which is:

  .  an individual or resident alien of the United States;

  . a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof; or

  . an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

  . a trust, if a court within the United States is able to exercise primary supervision of the trust and one or more United States citizens have the authority to control all of the substantial decisions of the trust.

   If a partnership holds the Company's ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares should consult a tax advisor.

   If a holder is not a U.S. holder, then such holders is a "Non-U.S. holder" and the discussion below titled "Tax Consequences to Non-U.S. Holders" will apply to such holder.

 Tax Consequences to U.S. Holders

  Distributions

   The Company does not anticipate making distributions on its ordinary shares in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that a holder receives with respect to the Company's ordinary shares generally will be taxed to such holder as a dividend (i.e., ordinary income) to the extent such distribution does not exceed the Company's current or accumulated earnings and profits, as calculated for U.S. Federal income tax purposes ("E&P"). To the extent any distribution exceeds the Company's E&P, the distribution will first be treated as a tax-free return of capital to the extent of a holder's adjusted tax basis in the Company's ordinary shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such common stock). To the extent that such distribution exceeds a holder's adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of the Company's ordinary shares. See "Sale or Other Disposition of the Company's Ordinary Shares", below. Because the Company is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by the Company. Dividends paid with respect to the Company's ordinary shares will generally be treated as foreign source "passive income" or, in the case of certain types of U.S. holders, "financial services income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

  Sale or Other Disposition of The Company's Ordinary Shares

   Generally speaking, in connection with the sale or other taxable disposition of the Company's ordinary shares:

  . a holder will recognize gain or loss equal to the difference (if any) between:

    . the U.S. dollar value of the amount realized on such sale or other taxable disposition, and

    .  a holder's adjusted tax basis in such ordinary shares.

  . any gain or loss will be capital gain or loss and will be long- term capital gain or loss if your holding period for the Company's ordinary shares is more than one year at the time of such sale or other disposition.

  . any gain or loss will be treated as having a United States source for United States foreign tax credit purposes.

  .  a holder's ability to deduct capital losses is subject to limitations.

  Passive Foreign Investment Company

   U.S. holders generally would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if the Company is or was to become a passive foreign investment company for U.S. Federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, the Company does not believe that it is, nor does it expect to become, a passive foreign investment company. Notwithstanding the foregoing, a holder of the Company's stock should consult with its own U.S. tax advisor regarding the adverse U.S. Federal income tax consequences of owning the shares of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

  Information Return

   If a holder of the Company's shares, either individually or in connection with a person related to him or her within the meaning of the applicable Treasury Regulations, purchases more than $100,000 of the Company's ordinary shares within the 12-month period ending at the time of the offering, the Company may be required to furnish information pertaining to such purchase to the Internal Revenue Service. If such a holder fails to furnish any such necessary information, such holder could be subject to penalties. Accordingly, urges any holder to contact its own tax advisor to ascertain whether it is necessary to furnish any such information to the Internal Revenue Service.

 Tax Consequences to Non-U.S. Holders

  Distributions

   A Non-U.S. holder will generally not be subject to U.S. Federal income tax on distributions made on the Company's ordinary shares unless:

  .  such holder conducts a trade or business in the United States and,

  . the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for such holder to be subject to U.S. Federal income tax on a net income basis in respect of income from the Company's ordinary shares, such dividends are attributable to a permanent establishment that the Company maintain in the United States).

   A holder that fails the above test will generally be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Sale or Other Disposition of The Company's Ordinary Shares

   A Non-U.S. holder, will not be subject to U.S. Federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of the Company's ordinary shares unless:

  . such gain is effectively connected with a trade or business that such holder conducts in the United States (and, if an applicable income tax treaty so requires as a condition for such holder to be subject to U.S. Federal income tax on a net income basis in respect of gain from the sale or other disposition of the Company's ordinary shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

  . such holder is an individual and is present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either:

  . such holder's gain is attributable to an office or other fixed place of business that such holder maintains in the United States, or

  .  such holder has a tax home in the United States.

   Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

   Payments (or other taxable distributions) in respect of the Company's ordinary shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. A holder of the Company's shares is not subject to "backup" withholding of U.S. Federal income tax provided that:

  .  such holder is a corporation or other exempt recipient, or

  . such holder provides a taxpayer identification number (which, in the case of an individual, that is his or her taxpayer identification number) and certify that no loss of exemption from backup withholding has occurred.

   A United States person is generally not subject to information reporting and backup withholding, but may be required to provide a certification of its non-U.S. status in order to establish that such person is exempt.

   Amounts withheld under the backup withholding rules may be credited against a holder's U.S. Federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

British Virgin Islands Taxation

   Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common stock and all holders of common stock are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

   There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

   There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

Item 8. Selected Financial Data

   The following selected historical condensed consolidated financial data of OpenTV should be read in conjunction with, and are qualified by reference to, OpenTV's consolidated financial statements, including the notes thereto, and the section entitled "OpenTV's Management's Discussion and Analysis of Financial Condition and Results of Operations", which are included elsewhere in this Form 20-F. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet data as of December 31, 1997, 1998, and 1999 are derived from, and qualified by reference to, OpenTV's audited consolidated financial statements included in this Form 20-F. The balance sheet data as of December 31, 1996 and the statement of operations data for the period from July 1996 (date of inception) to December 31, 1996 are derived from audited consolidated financial statements not included in this Form 20-F. Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority stockholder of OpenTV, Inc. exchanged shares of common stock in OpenTV, Inc. for ordinary shares in OpenTV. The reorganization was accounted for on the historical cost basis since there was no change in ownership. As of December 31, 1999, OpenTV owned approximately 83% of the common stock of OpenTV, Inc.

                            July 1, 1996
                              (Date of
                           Inception) to            Year Ended December 31,
                            December 31,   ----------------------------------------------
                                1996           1997            1998            1999
                          -------------------------------  --------------  --------------
                          (in thousands of U.S. dollars, except share and per share
                                                    data)
Revenues:
  Royalties.............    $         --   $        2,382  $        2,788  $       14,782
  License fees..........              287           1,255           1,578           2,964
  Services and other....              731           3,322           5,102           8,205
                            -------------  --------------  --------------  --------------
    Total revenues......            1,018           6,959           9,468          25,951
                            -------------  --------------  --------------  --------------
Operating expenses:
  Costs of services and
   other revenues
   (exclusive of $53
   stock-based
   compensation in
   1999)................              587           3,290           4,736           5,949
  Research and
   development
   (exclusive of $662
   stock-based
   compensation in
   1999)................            2,590           6,219           7,514          13,172
  Sales and marketing
   (exclusive of $556
   stock-based
   compensation in
   1999)................              845           4,323           7,418          11,415
  General and
   administrative
   (exclusive of $11,827
   stock-based
   compensation in
   1999)................            1,126           3,929           3,995           5,971
  Amortization of
   intangibles..........              --              --              --            1,210
  Amortization of stock-
   based compensation...              --              --               13          13,098
  Non-cash warrant
   expense..............              --              --              --           68,569
                            -------------  --------------  --------------  --------------
  Total operating
   expenses.............            5,148          17,761          23,663         119,384
                            -------------  --------------  --------------  --------------
Loss from operations....           (4,130)        (10,802)        (14,195)        (93,433)
Interest and other
 income (expense), net..              172             113              (7)            823
Minority interest.......              --              --              --            2,153
                            -------------  --------------  --------------  --------------
Net loss................           (3,958)        (10,689)        (14,202)        (90,457)
Preferred stock deemed
 dividend...............              --              --              --           31,250
                            -------------  --------------  --------------  --------------
Net loss attributable to
 ordinary stockholders..    $      (3,958) $      (10,689) $      (14,202) $     (121,707)
                            =============  ==============  ==============  ==============
Net loss per share
 attributable to
 ordinary stockholders,
 basic and diluted......    $       (0.43) $        (0.43) $        (0.43) $        (4.19)
                            =============  ==============  ==============  ==============
Shares used in computing
 net loss per share
 attributable to
 ordinary stockholders,
 basic and diluted......        9,210,877      24,973,614      33,212,803      29,065,478

                                                    As of December 31,
                                              ---------------------------------
                                               1996   1997     1998      1999
                                              ------ -------  -------  --------
                                              (in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................... $5,357 $   293  $ 3,324  $186,535
Working capital (deficit)....................  3,627  (2,272)  (1,459)  182,238
Total assets.................................  7,482   4,878   10,038   206,790
Convertible notes payable to stockholders....    --      --     7,000       --
Redeemable common stock......................    --      --       117       --
Total stockholders' equity (deficit).........  4,677    (158)  (4,783)  194,561

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

   The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to, those set forth under "Risk Factors" and elsewhere in this Form 20-F.

Background

   The Company is the leading worldwide provider of software that enables digital interactive television. The Company offers an end to end solution for the development and delivery of digital interactive services for television viewers.

Revenues

   The Company currently generates revenues from the following sources:

  . royalties from the delivery of OpenTV Runtime software ("OpenTV Runtime") in set-top boxes;

  .  license fees for software products; and

  .  fees for training, maintenance and software development services.

   Royalty revenue is generated as manufacturers and network operators deploy digital set-top boxes enabled with OpenTV Runtime. Royalties associated with OpenTV Runtime become due from set-top box manufacturers upon the manufacturers' shipment of new set-top boxes enabled with OpenTV Runtime. OpenTV also receives royalties from network operators when they install or upgrade OpenTV Runtime to set-top boxes that have already been deployed. The Company recognizes royalties from licenses when notified of revenues earned. Notifications are generally received 30 to 45 days following the quarter or month during which the royalty obligation is incurred.

   The Company recognizes software license fees upon shipment if a signed contract exists, the fee is fixed and determinable, collection of the resulting receivable is probable and product returns are reasonably estimable. Forcontracts with multiple obligations (e.g., maintenance, integration and other services), the Company allocates revenue to each delivered and undelivered element of the contract based on objective evidence of its fair value.

   The Company recognizes maintenance and support fees ratably over the period of the relevant contract. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenues allocated to consulting services, such as training, and for consulting services sold separately, the Company recognizes revenue as the related services are performed. For integration services sold with product licenses, the Company recognizes revenues based on the completed contract method. The Company recognizes revenue from software development contracts of less than six months in duration under the completed contract method and for longer-term contracts generally under the percentage of completion method. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from the sale of hardware components and manuals are recognized upon shipment.

Operating expenses


   Research and development expenses consist primarily of salary and other related costs for personnel and independent consultants for the Company's development efforts. The Company believes that continued investment in research and development is critical to attaining the Company's strategic objectives. The Company plans to increase the level of research and development expenses, both to develop new versions of the OpenTV Runtime system and to create interactive applications and services.

   Sales and marketing expenses consist primarily of personnel and related costs for the Company direct sales force and marketing staff, and marketing programs, including advertising, tradeshows, public relations and marketing materials. The Company plans to increase the level of sales and marketing expenses, as the Company increases spending on advertising and marketing programs to build the OpenTV brand and establish additional international sales and support offices to expand the Company's presence in new geographic markets.

   General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal and human resources. The Company expects general and administrative expenses to grow to support a larger number of the Company's employees worldwide.

   Non-cash expenses include amortization of intangibles, amortization of stock-based compensation and non-cash warrant expense. Amortization of intangibles includes the amortization of acquired intellectual property. Amortization of stock-based compensation includes the amortization of deferred compensation, which represents the difference between the exercise price and deemed fair market value for options to purchase shares granted to the Company's employees and the fair value attributable to options granted to non-employees. Non-cash warrant expense represents the fair value of warrants issued to strategic investors.

Losses

   From inception through December 31, 1999, the Company has an accumulated deficit of $150.6 million, which includes amortization of stock-based compensation, non-cash warrant expense, and a preferred stock dividend in the amounts of $13.1 million, $68.6 million, and $31.3 million, respectively. The Company has not achieved profitability on a quarterly or annual basis.

Recent developments

   On February 22, 2000, the Company entered into an agreement with EchoStar Communications Corporation ("ECC"), EchoStar Satellite Corporation and Echo Star Technologies Corporation (collectively "EchoStar") to develop a low-cost, hard-drive set-top box for the mass TV-viewing market in the United States. EchoStar contributed to a newly formed subsidiary of ECC ("OpenStar") a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar's existing software intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, the Company purchased 50% of the OpenStar shares from ECC, in exchange for 2,252,252 shares of the Company's Class A Ordinary Shares and contribution of a non-exclusive perpetual royalty free worldwide license to certain intellectual property of the Company to OpenStar. The shares have been placed in an escrow account until certain milestones, relating to the deployment of OpenTV-enabled set-top boxes, have been met by EchoStar. These shares will revert back to the Company if these milestones have not been met by Echostar within three years of the date of the agreement.

   On March 26, 2000, the Company and Spyglass Inc. ("Spyglass") signed a definitive merger agreement providing for the merger of Spyglass and a wholly-owned subsidiary of the Company and the issuance of 0.7236 Class A Ordinary Shares of the Company for every share of Spyglass common stock exchanged by Spyglass' stockholders. After the merger, and as if the merger occured on March 31, 2000, on a fully-diluted basis, the curent stockholders of the Company would own approximately 82% of the economic interests in the Company and the former Spyglass shareholders would own approximately 18% of the economic interests in the Company.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

Results of operations

   In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company's believes that period-to-period comparisons of revenue and operating results, including the Company's gross margins, operating expenses as a percentage of total revenues, and growth rates may not be indicative of future performance or results.

 Years ended December 31, 1997, 1998 and 1999

   The following table sets forth the results of the Company's operations for the periods indicated:

                                                           Year Ended
                           Year Ended December 31,         December 31,
                          ----------------------------  ---------------------
                            1997      1998      1999    1997    1998    1999
                          --------  --------  --------  -----   -----   -----
                            (in thousands of U.S.        (percentage of
                                   dollars)              total revenues)
Revenues:
 Royalties............... $  2,382  $  2,788  $ 14,782     34%     29%     57%
 License fees............    1,255     1,578     2,964     18      17      11
 Services and other......    3,322     5,102     8,205     48      54      32
                          --------  --------  --------  -----   -----   -----
   Total revenues........    6,959     9,468    25,951    100     100     100
                          --------  --------  --------  -----   -----   -----
Operating expenses:
 Cost of services and
  other revenues
  (exclusive of $53
  stock-based
  compensation in
  1999)..................    3,290     4,736     5,949     48      51      23
 Research and
  development (exclusive
  of $662 stock-based
  compensation in
  1999)..................    6,219     7,514    13,172     89      79      51
 Sales and marketing
  (exclusive of $556
  stock-based
  compensation in
  1999)..................    4,323     7,418    11,415     62      78      43
 General and
  administrative
  (exclusive of $11,827
  stock-based
  compensation in
  1999)..................    3,929     3,982     5,971     56      42      23
 Amortization of
  intangibles............      --        --      1,210    --      --        5
 Amortization of stock-
  based compensation.....      --         13    13,098    --      --       50
 Non-cash warrant
  expense................      --        --     68,569    --      --      265
                          --------  --------  --------  -----   -----   -----
   Total operating
    expenses.............   17,761    23,663   119,384    255     250     460
                          --------  --------  --------  -----   -----   -----
Loss from operation......  (10,802)  (14,195)  (93,433)  (155)   (150)   (360)
Other income (expense),
 net.....................      113        (7)      823      1     --        3
Net loss.................      --        --      2,153    --      --        8
                          --------  --------  --------  -----   -----   -----
Preferred stock
 dividend................ $(10,689) $(14,202) $(90,457)  (154)%  (150)%  (349)%
                          ========  ========  ========  =====   =====   =====

 Revenues

   The Company's total revenues increased 174% from $9.5 million for the year ended December 31, 1998 to $26.0 million for the year ended December 31, 1999. For the year ended December 31, 1998, the Company's two largest customers accounted for 16% and 14% of the Company's total revenues, respectively.

   For the year ended December 31, 1999, one customer accounted for 12% of the Company's total revenues. Total revenues increased 36% from $7.0 million for the year ended December 31, 1997 to $9.5 million for the year ended December 31, 1998. For fiscal 1997, the Company's largest customer accounted for 35% of the Company's total revenues.

   Royalties. Royalties increased 430% from $2.8 million for the year ended December 31, 1998 to $14.8 million for the year ended December 31, 1999. The $12.0 million increase was attributable to significant growth in deployments of set-top boxes by its leading network operator BSkyB, an increase in thenumber of network operators deploying the Company's product from 10 to 20, and an increase in the average royalty from $2.98 to $4.63. Royalties increased 17% from $2.4 million for the year ended December 31, 1997 to $2.8 million for the year ended December 31, 1998. The $0.4 million increase was largely attributable to the addition of new network operators and an increase in the number of subscribers for the Company's existing network operators.

   License fees. License fees increased 88% from $1.6 million for the year ended December 31, 1998 to $3.0 million for the year ended December 31, 1999. This $1.4 million increase was attributable to a 78% increase in the sale of the Company's SDK product, and the launches of OpenAuthor and OpenStreamer during the first quarter of 1999. License fees increased 26% from $1.3 million for the year ended December 31, 1997 to $1.6 million for the year ended December 31, 1998. The $0.3 million increase was primarily attributable to higher numbers of network operators and set-top box manufacturers licensing the Company's software products.

   Services and other revenues. Services and other revenue increased 61% from $5.1 million for the year ended December 31, 1998 to $8.2 million for the year ended December 31, 1999. The $3.1 million increase was primarily attributable to an increase in demand for services due to a larger customer base, $900,000 of revenues recognized in 1999 under a long-term software development contract, and an increase of $2.2 million in amortization of related deferred maintenance revenue. Services and other revenue increased 54% from $3.3 million for the year ended December 31, 1997 to $5.1 million for the year ended December 31, 1998. The $1.8 million increase was primarily attributable to $1.3 million of revenues recognized in 1998 under a new long-term software development contract accounted for on the percentage of completion method. Backlog from software development contracts accounted for on the completed contract method was $800,000 and $700,000 at December 31, 1998 and 1997, respectively. There was no backlog from software development contracts at December 31, 1999.

 Operating expenses

   The Company's total operating expenses increased 405% from $23.7 million for the year ended December 31, 1998 to $119.4 million for the year ended December 31, 1999. Excluding non-cash charges associated with stock-based compensation, warrant expense and amortization of intangibles, OpenTV's total operating expenses increased 53% from $23.7 for year ended December 31, 1998 to $36.2 million for the year ended December 31, 1999. Total operating expenses increased 33% from $17.8 million for the year ended December 31, 1997 to $23.7 million for the year ended December 31, 1998.

   Cost of services and other revenue. The Company's total cost of services and other revenues increased 26% from $4.7 million for the year ended December 31, 1998 to $5.9 million for the year ended December 31, 1999. The $1.2 million increase was attributable to an increase in demand for services due to a larger customer base and related increase in the number of personnel. Cost of services and other revenues increased 44% from $3.3 million for the year ended December 31, 1997 to $4.7 million for the year ended December 31, 1998. The $1.4 million increase was primarily attributable to approximately $2.6 million in costs recognized under a long-term software development contract during fiscal 1998 versus $982,000 during fiscal 1997.

   Research and development. Research and development expenses increased 75% from $7.5 million for the year ended December 31, 1998 to $13.2 million for the year ended December 31, 1999. Research and development expenses increased 21% from $6.2 million for the year ended December 31, 1997 to $7.5 million for the year ended December 31, 1998. The $6.0 million and $1.3 million increase in fiscal 1999 and 1998, respectively, were primarily due to an increase in the number of personnel developing enhanced functionality for OpenTV Runtime and related software applications.

   Sales and marketing. Sales and marketing expenses increased 54% from $7.4 million for the year ended December 31, 1998 to $11.4 million for the year ended December 31, 1999. Sales and marketing expenses increased 72% from $4.3 million for the year ended December 31, 1997 to $7.4 million for the year ended December 31, 1998. The $4.6 million and $3.1 million increase in fiscal year 1999 and 1998, respectively, were primarily attributable to the initiation of new marketing programs, increase in the number of sales and marketing personnel, and the opening of new overseas sales offices.

   General and administrative. General and administrative expenses increased 50% from $4.0 million for the year ended December 31, 1998 to $6.0 million for the year ended December 31, 1999. The $2.0 million increase was primarily due to an increase in the number of personnel. General and administrative expenses increased 2% from $3.9 million for the year ended December 31, 1997 to $4.0 million for the year ended December 31, 1998.

   Amortization of intangibles. In March 1999, the Company acquired certain intellectual property from Thomson Consumer Electronics for $7.6 million. The Company is amortizing this asset over a five year estimated life and recorded $1.2 million in amortization expense for the year ended December 31, 1999.

   Amortization of stock-based compensation. The Company recorded a deferred compensation charge of $22.5 million for the year ended December 31, 1999, representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to options granted to non-employees. Accordingly, stock-based compensation of $13.1 million was amortized to expense for the year ended December 31, 1999. The Company recorded a deferred compensation charge of $49,000 for the year ended December 31, 1998. Accordingly, the Company amortized stock- based compensation of approximately $13,000 for the year ended December 31, 1998. The Company recorded no deferred compensation charge for the year ended December 31, 1997.

   Non-cash warrant expense. In October 1999, the Company completed a private placement of 23,648,646 Series C-1 and C-2 Convertible Preference Shares and issued warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., General Instrument Corp., Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31.3 million. The fair value attributable to the warrants to purchase the Company's Class A Ordinary Shares of $63.9 million was recorded in operating expenses as a non-cash warrant expense in the quarter ended December 31, 1999. The warrants were valued using the Black Scholes option pricing model. In connection with the investments, the Company entered into strategic agreements with America Online Inc., General Instrument Corporation, News Corporation and Time Warner, Inc.

   In November 1999, the Company issued warrants to purchase 700,000 Class A Ordinary Shares (expiring in May 2001) at $5.55 per share to General Instrument Corporation. The fair value attributable to the performance warrants to purchase the Company's Class A Ordinary Shares of $37.5 million was recorded in the quarter ended December 31, 1999, of which $4.7 million was amortized as non-cash warrant expense. The remaining amount will be amortized to expense as the related research and development and sales and marketing work are performed by General Instrument Corp. The fair value of warrants is calculated at each reporting date using the Black Scholes option pricing model. As a result, the warrant expense will fluctuate as the fair market value ofthe Company's ordinary shares fluctuate.

   Other income (expense), net. Interest expense was $75,000 for the year ended December 31, 1998 and $73,000 for the year ended December 31, 1999. Interest expense was $26,000 for the year ended December 31, 1997 and $75,000 for the year ended December 31, 1998. The increase was primarily due to interest expense on convertible notes payable to stockholders. Interest income increased from zero for the year ended December 31, 1998 to $898,000 for the year ended December 31, 1999. The increase was primarily due to the investment of proceeds from OpenTV's sale of convertible preference shares and its initial public offering. Other income, net was $68,000 for the year ended December 31, 1998. Other income, net was $139,000 for the year ended December 31, 1997 and $68,000 for the year ended December 31, 1998. The change was primarily attributable to a lower average cash balance during fiscal 1998.

   Minority interest. Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority stockholder of OpenTV, Inc. exchanged its shares of common stock in OpenTV, Inc. for ordinary shares in the Company. The exchange resulted in the recognition of a minority interest of $2.2 million for the stockholder's remaining at the OpenTV, Inc. level for the year ended December 31, 1999.

   Income taxes. As of December 31, 1999, the Company had federal and state net operating loss carryforwards of $22.5 million and $9.6 million, respectively, which will expire at various dates, through 2004 for state and 2019 for federal income tax purposes, if not utilized. The Company has taken full valuation allowance against the deferred tax asset because of the uncertainty regarding its realization. The Company recognized no income tax expense in 1997, 1998 and 1999.

Liquidity and capital resources

   Since inception, the Company has financed its operations largely through equity transactions and short-term loans from stockholders. At December 31, 1997, 1998 and 1999, the Company had an accumulated deficit of $14.6 million, $28.8 million and $150.6 million, respectively and cash and short-term investments of $293,000, $3.3 million and $186.5 million, respectively.

   The Company's operating activities utilized cash in the amount of $9.4 million, $11.0 million and $8.4 million for the years ended December 31, 1997, 1998 and 1999, respectively. The net cash utilized during these periods was primarily to fund its research and development and sales and marketing efforts.

   Net cash utilized for investing activities were $1.5 million, $2.6 million and $3.0 million for the years ended December 31, 1997, 1998 and 1999, respectively. The net cash utilized was primarily for the purchase of computer systems and equipment.

   Net financing activities provided cash of $5.8 million, $16.8 million and $194.6 million for the years ended December 31, 1997, 1998 and 1999, respectively. The net cash provided in 1997 was from the sale of common stock. Net cash provided in 1998 was from the notes payable to stockholders of $7.0 million and payment on a receivable from stockholder of $9.7 million. Net cash provided in 1999 was from the Company's initial public offering of 8,625,000 Class A Ordinary Shares for net proceeds of $157.0 million and its sale of 28,153,150 convertible preference shares for net proceeds of $31.3 million.

   The Company believes that its cash resources and available credit facilities will be sufficient to meet anticipated cash needs for working capital and capital expendtures for at least the next twelve months from the date of this filing.

Recent accounting pronouncements

   In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company adopted this standard on January 1, 1999 and its adoption did not have a material impact on the Company's results of operations, financial position or cash flows.

   In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has historically expensed these costs, the adoption of SOP 98-5 on January 1, 1999 did not have any impact on the Company's results of operations, financial position or cash flows.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended, is effective for fiscal quarters beginning after June 15, 2000. The Company does not expect the adoption of SFAS No. 133 to have a material effect on the Company's financial results.

   In December 1998, AcSEC released SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company does not expect the adoption of SOP 98-9 to have a material effect on OpenTV's current revenue recognition policies.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company believes that the impact of SAB 101 will not have a material effect on the financial position or results of OpenTV's operations.

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation-an interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. the Company believes that the impact of FIN 44 will not have a material effect on the financial position or results of the Company's operations.

Year 2000

   Many existing computer programs were designed and developed without addressing the impact of the change in the century. Prior to the end of 1999, the Company completed a review of the year 2000 compliance for its internally developed proprietary software. To date, the Company has not experienced any year 2000-related problems with its internally developed software or its third-party supplied software and computer systems, and the Company is not aware of any failure by its third-party suppliers to be year 2000 compliant that could impact its business or operations. However, such problems or failures could arise or become apparent in the future, and any such problems or failures could have negative consequences for the Company. Such consequences could include difficulties in operating the Company's products effectively or conducting other fundamental parts of the Company's business.

Item 9A. Quantitative and Qualitative Disclosures About Market Risks

   The following discusses the Company's exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

Foreign Currency Exchange Rate Risk

   The Company develops products in the United States and sells them in various countries. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Almost all of the Company's sales are currently made in U.S. dollars, a strengthening of the dollar could make the Company's products less competitive in foreign markets. The Company regularly assess these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas. Due to the nature of the Company's short-term investments, the Company has concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required. Additionally, the Company does not participate in any speculative investments or hedging contracts related to foreign currency exchange rate risks.

Interest Rate Risk

   As of December 31, 1999, the Company had cash and cash equivalents of $186 million which consist of cash and highly liquid short-term investments, consisting of money market securities and a money market fund. The Company's short-term investments will not decline in value by a material amount if market interest rates increase, and, therefore, the Company's market value exposure to interest rate changes has been immaterial. The Company's interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of the Company's investments are in short-term instruments. Declines of interest rates over time will reduce the Company's interest income from its short-term investments. As of December 31, 1999, the Company had no debt. The Company also had as of December 31, 1999, a standby letter of credit with a bank of approximately $1 million.

Item 10. Directors and Officers of Registrant

Directors and executive officers

   The following table sets forth certain information as of March 31, 2000 with respect to the Company's executive officers and directors. Except for Jan Steenkamp, Randall S. Livingston, Mark Meagher and James F. Brown, who hold their positions in both OpenTV, Inc. and OpenTV Corp., the officers listed below hold their positions only with OpenTV, Inc.

 Name                     Age Positions
 ----                     --- ---------
 Jacobus D. T. Stofberg..  49 Chairman of the Board of Directors
 Jan Steenkamp...........  37 President, Chief Executive Officer and
                              Director (1)
 Vincent Dureau..........  40 Chief Technology Officer
 Randall S. Livingston...  46 Executive Vice President, Office of the CEO,
                              Chief Financial Officer and Director
 Regis Saint Girons......  43 Executive Vice President and General Manager,
                              Applications Business
 Mitch Berman............  45 Senior Vice President, Worldwide Marketing
 James F. Brown..........  35 Senior Vice President, Strategic Development,
                              General Counsel and Secretary
 Thomas Jackson..........  41 Senior Vice President, Worldwide Sales
 Michael Catalano........  48 Vice President, Technology Partners
 Clay Conrad.............  49 Vice President, Affiliate Services
 Debbie Coutant..........  43 Vice President, Products Group
 Scott Higgins...........  41 General Manager, United States Applications
                              Business
 Mark Meagher............  35 Vice President, Finance and Administration,
                              Treasurer and Assistant Secretary
 Stephen Salvatore.......  44 Vice President, Creative
 Joel Zdepski............  40 Vice President, Application Engineering
 Jacobus P. Bekker.......  47 Director
 Craig L. Enenstein......  31 Director (2)
 Paul Haggerty...........  40 Director
 William Raduchel........  53 Director (1)(2)
 Allan M. Rosenzweig.....  44 Director (1)(2)(3)
 Stephen F. Ward.........  45 Director (3)

--------
(1) Member of investment committee.
(2) Member of audit committee.
(3) Member of compensation committee.

   Set forth below is information regarding the relevant business experience for each of the Company's executive officers and directors.

   Jacobus D. T. Stofberg has served as Chairman of the board of directors of OpenTV, Inc. since May 1999 and as a Director of OpenTV, Inc. since January 1999. Mr. Stofberg has served as Chairman of the board of directors of OpenTV Corp. since October 1999. Mr. Stofberg is Chief Executive Officer and a Director of MIH Limited, and serves as Managing Director of MIH Holdings. Mr. Stofberg was one of the original members of the MIH Holdings management team and has held a variety of positions within the MIH Holdings group of companies since 1985.

   Jan Steenkamp has served as President and Chief Executive Officer of OpenTV, Inc. since August 1997 and as a Director of OpenTV, Inc. since May 1999. Mr. Steenkamp has served as a Director of OpenTV Corp. since October 1999 and as President and Chief Executive Officer of OpenTV Corp. since November 1999. From 1985 until he joined OpenTV in 1997, Mr. Steenkamp held a variety of management positions within the MIH Holdings group of companies. He was the Commercial Director of Irdeto Consultants, a Netherlands-based subsidiary of MIH Limited that develops digital conditional access and subscriber management systems. During his time at Irdeto, Mr. Steenkamp managed business and product development as it grew from 50 to 250 employees. While working at MIH Holdings, Mr. Steenkamp initiated the introduction of pay television in Greece, managed a project team to establish pay television in Italy and was active in the acquisition and development of the European Nethold operations in The Netherlands, Belgium, Finland, Sweden, Denmark and Norway. Mr. Steenkamp studied Electrical Engineering at Witwatersrand Technicon.

   Vincent Dureau has worked for the Company since the Company's inception and has served as the Company's Chief Technology Officer since May 1998. He is responsible for developing technologies and business relationships that will bring integrated, cost-effective solutions to the Company's customers and partners. Prior to becoming the Company's CTO, Mr. Dureau served as the Company's Senior Vice President of Engineering. From 1984 to the time he helped start OpenTV's company, Mr. Dureau held a variety of positions in Thomson's research department in Paris and Los Angeles, where he helped develop technology in the fields of multimedia, consumer user interfaces, video compression and interactive television. Mr. Dureau holds a degree in Agronomy from the Institute National Agronomique and M.S. degrees from Universite Paris VII in Applied Mathematics and Ecole Nationale Superieure des Telecommunications in Computer Science.

   Randall S. Livingston has served as Executive Vice President, Office of the CEO, and a Director of OpenTV, Inc. since September 1999 and as Chief Financial Officer of OpenTV, Inc. since May 1999. Mr. Livingston has served as a Director of OpenTV Corp. since October 1999 and as Executive Vice President, Office of the CEO, and Chief Financial Officer of OpenTV Corp. since November 1999. From November 1998 to September 1999, he worked with the Company under the terms of a consulting agreement. From 1996 until joining OpenTV full-time in September 1999, Mr. Livingston served as a consultant and part-time executive for several Silicon Valley technology companies. From 1995 to 1996, he was Chief Financial Officer of Heartport, Inc., where he managed that company's initial public offering. Previously, Mr. Livingston spent seven years as Director of Corporate Development at Apple Computer and as Chief Financial Officer for Taligent, a 400 employee Apple-IBM-HP joint venture system software company. Prior to working at Apple, Mr. Livingston worked as Director of Corporate Sales and Marketing for Ingres Corporation, a database software company, and as a consultant with McKinsey and Company. Mr. Livingston holds a B.S. in Mechanical Engineering and an M.B.A. from Stanford University.

   Regis Saint Girons has worked for the Company since its inception and has served as OpenTV's Executive Vice President and General Manager of our Applications Business since August 1999. Mr. Saint Girons joined the Company as Vice President of Sales, Europe in July 1996 and was promoted to Managing Director, Europe in August 1997. Prior to joining OpenTV, Mr. Saint Girons worked at Thomson. He joined the engineering group there in 1982 and led the hardware development team of its Home Computer Division in 1984 and later headed its research lab in Los Angeles. Mr. Saint Girons holds a patent on MPEG compression and led the development of MPEG at Thomson. He earned his engineering degree from Ecole Polytechnique Federale de Lausanne, Switzerland.

   Mitch Berman joined the Company in March 1997 as Vice President of Worldwide Marketing. He was promoted to Senior Vice President of Sales and Operations in June 1998, and to his current position as Senior Vice President of Worldwide Marketing in June 1999. Prior to joining the Company, Mr. Berman served as General Manager of Strategic Business Development at East Coast Pay Television, Ltd., where he was involved in the launch of Australia's first digital direct broadcast satellite subscription television service. He was also President of Strategic Marketing and Research Team, Inc., a Los Angeles-based company that provided desktop software and strategic marketing services to entertainment, consumer retail, cable, satellite, broadcast TV and telephone companies. Previously, Mr. Berman was Director of Marketing at Sky Television in New Zealand, Vice President at E! Entertainment Television in Los Angeles and Regional Manager at Home Box Office, Inc. in Los Angeles. Mr. Berman has a Master's degree in Public Administration/Government Management from the University of Southern California and a B.A. in Sociology from the University of California at Los Angeles.

   James F. Brown has served as Senior Vice President, Strategic Development and General Counsel of OpenTV, Inc. since June 1999 and as Secretary of OpenTV, Inc. since August 1999. Mr. Brown has served as

Senior Vice President, Strategic Development, General Counsel and Secretary of OpenTV Corp. since November 1999. From June 1998 until he joined the Company, Mr. Brown was a partner in the law firm of McDermott Will & Emery. From June 1989 to June 1998, he had been associated with the law firm of Pillsbury Madison & Sutro, where he was a partner from January 1996 to June 1998. In his previous law practice, Mr. Brown focused on transactions involving emerging growth companies, primarily in the cable television, telecommunications, software and digital technology areas. Such transactions involved corporate finance, mergers and acquisitions, strategic investments, joint ventures and software licensing matters. Mr. Brown is also a Certified Public Accountant.

   Thomas Jackson has served as the Company's Senior Vice President of Worldwide Sales since June 1999. Prior to joining the Company, he was Vice President and Managing Director for General Instrument Corporation, where he was responsible for all sales, support, delivery, service, and business development for the Asia/Pacific region. Prior to his Asian assignment, he was Vice President for Sales and Business Development for General Instrument's European operation. Before joining General Instrument, Mr. Jackson spent 15 years at Honeywell in a variety of positions, including Director of USA Vertical Market Sales. He also started a Strategic Business Unit for Honeywell in Europe. Mr. Jackson earned a Bachelor's degree in Business Marketing/Management from Eastern Illinois University. During the past six years, he has attended and graduated from two executive global management programs, the first offered by Harvard University and the second by Stanford University.

   Michael Catalano has served as Vice President, Technology Partners since November 1999. He joined the Company as Vice President of Product Development in December 1997. Prior to joining the Company, Mr. Catalano held engineering management positions at FRAX Inc. (interactive multimedia for manufacturing), Radius (digital video, graphics and monitors), Ariel Electronics, Megatest (product marketing, engineering management and strategic marketing in ATE) and Hewlett Packard (integrated circuit design). He interspersed these positions with the successful management of his own consulting businesses, as well. Mr. Catalano holds a B.S.E.E. from Carnegie Mellon University.

   Clay Conrad joined OpenTV in May 1997 as Director of Business Development. He was promoted to Vice President of Sales in September 1997 and was subsequently appointed to his current position as Vice President, Affiliate Services in June 1999. Prior to joining the Company, Mr. Conrad served as Chief Operating Officer of Prevue International, the TV Guide company providing electronic program guides for television. Prior to his work at Prevue, Mr. Conrad was the Managing Director for Millicom Satellite Television in Hong Kong, where he was responsible for cable system operations in Asia. In addition, he has served in an executive capacity with Showtime Networks in Denver, Colorado and Continental Cablevision in Chicago. Mr. Conrad was the founder and first President of the Cable and Satellite Broadcasting Association of Asia, (CASBAA). Mr. Conrad holds a B.A. in Art from William Jewell College in Liberty Missouri, an M.A. in Fine Arts from Arizona State University and a Master's Degree in International Management from the American Graduate School of International Management.

   Debbie Coutant has served as Vice President, Products Group since November 1999. Prior to joining the Company, Ms. Coutant acted as a consultant to a number of Internet companies, including E*Trade Group and enCommerce Inc. She also served as General Manager and Chief Executive Officer of Taligent, Inc., a subsidiary of IBM Corp. and a leader in object oriented design, delivering frameworks and tools in both C++ and Java. Prior to joining Taligent, Ms. Coutant managed development teams at Apple Computer and Hewlett Packard. She holds a United States patent in the area of compiler technology and optimization, and graduated from the University of Arizona with a Masters in Computer Science.

   Scott Higgins has served as General Manager, US Applications Business since January 2000. Prior to joining the Company, Mr. Higgins served as Executive-in-charge of Production at Electronic Arts, where he oversaw the design, production and development of software for various interactive properties, including NCAA Football, June's military simulations, the Strike series, Future Cop and Fantasy Sports. He also served as Chief Operating Officer of Electronic Arts' Redwood Shores Studio where he managed the business operations and support function of the studio. Prior to working for Electronic Arts, Mr. Higgins worked for the Family Channel and MTM Entertainment in Studio City, California. Mr. Higgins holds an M.B.A. from Pepperdine University and a B.A. in Accounting from Clemson University.

   Mark Meagher has served as Vice President, Finance and Administration of OpenTV, Inc. since August 1999 and as Vice President, Finance and Administration of OpenTV Corp. since November 1999. He is also the Treasurer and Assistant Secretary of OpenTV, Inc. and OpenTV Corp. He joined OpenTV in January 1999 as Senior Controller. Prior to joining the Company Mr. Meagher was Director of Finance for Worldwide Sales and Marketing at LSI Logic Corporation. In addition, Mr. Meagher previously was Vice President of Finance and Administration at PlayNet Technologies, Inc., a Internet-enabled software entertainment company, and Executive Director and Corporate Controller at Sony Interactive Entertainment, Inc., which was the division responsible for the Sony PlayStation launch in North America and Europe. Prior to his experience at Sony Interactive Entertainment, Inc., Mr. Meagher spent seven years at Price Waterhouse as an audit manager, leaving in 1993. He holds a B.S. in Business and Economics from Lehigh University, and he is a Certified Public Accountant.

   Stephen Salvatore has served as the Company's Vice President, Creative since July 1998. He joined the Company in June 1997 as its Director, Interactive Programming. Prior to joining OpenTV, Mr. Salvatore spent 17 years managing domestic and international television production. His efforts as director, producer and associate producer have garnered multiple Emmy and Ace awards in sports, documentary films, series, magazine and television programming. He has produced and directed television for such diverse companies as HBO, NBC, CBS, ABC, Discovery Channel Inc., Warner Brothers International, NFL Films, Universal Studios Television and E! Entertainment Television International.

   Joel Zdepski has served as the Company's Vice President, Application Engineering since July 1996. Prior to joining OpenTV, Dr. Zdepski held a number of positions at RCA and Thomson. In 1986, he joined the Communications Laboratory at the David Sarnoff Research Center, where he concentrated on video communications, and he later ultimately became Group Head of the Digital Video Communications Group, where his particular emphasis was on video compression for teleconferencing, digital television and HDTV. His projects included development of the Digital Satellite System (DSS) used for DBS service in the United States and the Grand Alliance HDTV system before the FCC for standardization as the terrestrial broadcast standard. He is a member of the MPEG-2 video and systems subgroups and was a member of Grand Alliance Compression Specialist Group and Transport Specialist Group. His research interests include combined source/channel coding, compression algorithms, error concealment, and packet video applications. He has authored or co-authored over 20 conference and journal papers and holds more than 21 patents, with several pending. Dr. Zdepski received his B.S.E.E., M.S.E.E. and Ph.D. degrees from Rutgers University in 1981, 1986 and 1994, respectively.

   Jacobus P. Bekker has served as a Director of OpenTV Corp. since October 1999. Mr. Bekker founded MIH Holdings in 1985 with Mr. Stofberg and has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was Chief Executive Officer of MIH Holdings until 1997, when he became the Managing Director of Naspers Limited. He is also currently the Chairman of the board of directors of M-Web and a Director of MIH Holdings, SSIH, M-Net Ltd. and M-Cell. Mr. Bekker is also a Director of a number of South African print media companies and served as a Director of NetHold from September 1995 to April 1997.

   Craig L. Enenstein has served as a Director of OpenTV Corp. since November 1999. Mr. Enenstein is also Senior Vice President of Business Development and Strategy for Liberty Digital, Inc., and is responsible for leading Liberty Digital's interactive infrastructure and Internet investment activities as well as developing its business strategy. Prior to joining Liberty Digital, Mr. Enenstein was employed by Knowledge Universe, LLC, an education corporation led by Michael Milken, Lowell Milken and Larry Ellison, which invests in companies focused on education products and services and education Internet companies. Prior to joining Knowledge Universe, Mr. Enenstein served as a strategy consultant for Bain & Co. and LEK Consulting. Mr. Enenstein holds an M.B.A. in finance from the Wharton School of Business, an M.A. in international studies from the Lauder Institute at the University of Pennsylvania and a B.A. from the University of California at Berkeley.

   Paul Haggerty has served as a director of OpenTV Corp. since March 2000. Mr. Haggerty is also Executive Vice President and Chief Financial Officer of Fox Television. Prior to working for Fox Television, he was Chief Financial Officer of American Sky Broadcasting. Mr. Haggerty also served as Senior Vice President and Deputy Chief Financial Officer of News Corporation. Mr. Haggerty holds a B.S. from LeMoyne College and is also a Certified Public Accountant.

   William J. Raduchel has served as a Director of OpenTV, Inc. since May 1999, and has served as a Director of OpenTV Corp. since October 1999. Mr. Raduchel has been the Chief Technology Officer of America Online Incorporated since September 1999. Prior to that, he was the Chief Strategy Officer of Sun Microsystems, Inc., where he also had been Chief Information Officer, acting Vice President of Human Resources, Chief Financial Officer and Vice President of Corporate Planning and Development. Mr. Raduchel joined Sun in 1988 after executive positions at Xerox Corporation and McGraw-Hill, Inc. He holds A.M. and Ph.D. degrees in economics from Harvard University and a B.A. from Michigan State University. Mr. Raduchel is also a Director of MIH Limited as well as several startup companies.

   Allan M. Rosenzweig has served as a Director of OpenTV, Inc. since June 1997, and has served as a Director of OpenTV Corp. since October 1999. Mr. Rosenzweig is also Group Director, Corporate Finance and a Director of MIH Limited. Prior to joining MIH Limited in 1996, Mr. Rosenzweig was the Director of Corporate Finance of NetHold. In addition, he was previously the Managing Director of Intertax (Pty) Ltd., an international tax consultancy firm. He also serves on the boards of United Services Technologies Limited and Brait S.A.

   Stephen F. Ward has served as a Director of OpenTV Corp. since March 2000. Since January 1, 2000, Mr. Ward has served as a director and chief financial officer of MIH Limited. Before joining MIH Limited, Mr. Ward was a senior partner with PricewaterhouseCoopers in the Netherlands where during his thirteen years as a partner he was involved in advising multinational, publicly traded companies as well as serving in various management positions. Mr. Ward is a fellow of the Institute of Chartered Accountants in England and Wales and a Dutch Registered Accountant.

   The business address of the Company's directors and executive officers is its principal executive office at 401 East Middlefield Road, Mountain View, CA 94043, and the Company's phone number is (650) 429-5500.

Board committees

   The Company's board of directors has a compensation committee, an audit committee and an investment committee. The compensation committee consists of Messrs. Rosenzweig and Ward. The compensation committee establishes salaries, incentives and other forms of Compensation for our directors, executive officers, employees and consultants and administers the Company's stock option incentive and other benefit plans. Compensation for the Company's chief executive officer is reviewed and approved by the full board of directors. None of the members of the Company's compensation committee is currently or has been at any time since our formation an officer or employee. Prior to the formation of the compensation committee, all decisions regarding compensation for directors, officers, employees and consultants and administration of stock incentive and other benefit plans were made solely by the board of directors.

   The audit committee consists of Messrs. Enenstein, Raduchel and Rosenzweig. The audit committee reviews audit policies and internal accounting controls and oversees the engagement of OpenTV's independent auditors.

   The investment committee consists of Messrs. Rosenzweig, Raduchel and Steenkamp. The investment committee reviews and approves equity investments by the Company of up to $35 million in any single venture or company.

Item 11. Compensation of Directors and Officers

   The aggregate salary, bonus and other compensation paid by the Company and the Company's subsidiaries to its respective directors and executive officers as a group during the fiscal year ended December 31, 1999 was approximately $2.3 million. The Company's directors do not currently receive cash compensation for serving as directors other than the reimbursement of out-of-pocket expenses incurred in attending the meetings.

   The following table sets forth information for the year ended December 31, 1999, regarding the compensation of the Company's current chief executive officer and each of the Company's four other most highly compensated executive officers. The Company refers to these individuals as its named executive officers.

                          Summary Compensation Table

                                                                    Long Term
                                                                   Compensation
                                     Annual Compensation              Awards
                              ------------------------------------ ------------
                                                                    Securities
   Name and Principal                               Other Annual    Underlying     All Other
        Position         Year Salary($)   Bonus($) Compensation($)   Options    Compensation($)
   ------------------    ---- ---------   -------- --------------- ------------ ---------------
Jan Steenkamp........... 1999  210,625    150,000      70,435(1)     200,000            --
  President and Chief    1998   97,500(2)  26,325      12,898(1)     570,000            --
   Executive Officer
Randall S. Livingston... 1999   90,000    108,000         --         520,000        160,250(3)
  Executive Vice         1998      --         --          --             --          11,750(3)
   President, Office of
   the CEO and Chief
   Financial Officer
Mitchell Berman......... 1999  194,240     73,028         --             --           3,000(4)
  Senior Vice President, 1998  182,914     32,183         --         200,000          3,000(4)
   Worldwide Marketing
Vincent Dureau.......... 1999  178,250     57,653         --          60,000          3,000(4)
  Chief Technology
   Officer               1998  164,283     43,722         --         260,000          3,000(4)
Joel Zdepski............ 1999  157,500     51,113         --          50,000          3,000(4)
  Vice President,        1998  134,573     42,402                                     3,000(4)
   Application
   Engineering

--------
(1) In 1998 and 1999, Mr. Steenkamp was reimbursed for part of his housing expenses and was provided a leased automobile by the Company.
(2) Reflects compensation from July 6, 1998, which is the date of Mr. Steenkamp's employment agreement. Prior to July 6, 1998, Mr. Steenkamp's salary was paid by the Company's parent company, MIH Limited.
(3) Represents amounts paid to Mr. Livingston for consulting services rendered prior to September 1, 1999 which is the date of Mr. Livingston's employment agreement.
(4) Represents matching contributions made by the Company to the named executive officers' 401(k) plan accounts in the fiscal year ending December 31, 1998 or December 31, 1999.

Option grants in last fiscal year

   The following table sets forth information concerning options to purchase shares granted to the Company's named executive officers during the year ended December 31, 1999. No stock appreciation rights were granted during this period.

                                                                                 Potential
                                                                            Realizable Value at
                                                                              Assumed Annual
                                                                              Rates of Stock
                                                                            Price Appreciation
                                                                            for Option Term(2)
                                                                            -------------------
                         Number of      % of Total
                           Shares   Options Granted to  Exercise
                         Underlying    Directors and    Price ($
                          Options      Employees in       Per    Expiration
          Name            Granted   Last Fiscal Year(1)  Share)     Date      5%($)    10%($)
          ----           ---------- ------------------- -------- ---------- --------- ---------
Jan Steenkamp...........  200,000           5.1%         $1.05   2/10/2009  $ 132,068 $ 584,767
Randall S. Livingston...   50,000           1.3           1.05   2/10/2009     33,017    83,671
                           70,000           1.8           2.10   5/27/2009     92,448   234,280
                          400,000          10.1           6.00   9/27/2009  1,509,347 3,824,982
Mitchell Berman.........      --            --             --          --         --        --
Vincent Dureau..........   60,000           1.5           1.05   2/10/2009     39,620   100,406
Joel Zdepski............   30,000           1.3           1.05   2/10/2009     19,810    50,203
                           20,000           0.8           6.00   8/13/2009     75,467   191,249

--------
(1) Percentages shown under "% of Total Options Granted to Employees in the Last Fiscal Year" are based on options granted to employees, directors and consultants of OpenTV under the OpenTV, Inc 1998 Stock Option/Stock Issuance Plan, as amended and restated, and the OpenTV Corp. 1999 Share Option/Share Issuance Plan, as amended and restated, to purchase an aggregate of 3,960,200 shares during the fiscal year ended December 31, 1999.
(2) The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Share price appreciation of 5% and 10% (compounded annually) is assumed in accordance with rules promulgated by the SEC and does not represent our prediction of the Company's share price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. the Company does not necessarily agree that this method can properly determine the value of an option. Actual gains, if any, on share option exercises depend on numerous factors, including the Company's future performance, overall market conditions and the option holder's continued employment with OpenTV throughout the entire vesting period and option term, which factors are not reflected in this table.

Employment agreements

   Employment agreement with Jan Steenkamp. On July 6, 1999, the Company entered into an employment agreement with Jan Steenkamp, our President and Chief Executive Officer. The employment agreement is for a three year term and may be terminated by us or by Mr. Steenkamp at any time and for any reason. Mr. Steenkamp's annual salary is $205,000 and he is eligible for an annual bonus. The Company is required to make payments to Mr. Steenkamp if (a) his employment is involuntarily terminated for any reason other than those set forth in the employment agreement, or (b) he resigns. Mr. Steenkamp also receives a reimbursement of certain housing expenses and the use of a car leased by the Company. If OpenTV experiences a change in control, any unvested option shares held by Mr. Steenkamp will become vested if he is involuntarily dismissed for a reason other than cause or voluntarily resigns due to certain changes in his duties, compensation or place of employment.

   Employment agreement with Randall S. Livingston. On September 1, 1999, the Company entered into an employment agreement with Randall S. Livingston, OpenTV's Executive Vice President, Office of the CEO, and Chief Financial Officer. The employment agreement is for a two year term and may be terminated by us or by Mr. Livingston at any time and for any reason. Mr. Livingston's annual salary is $270,000 and he is eligible for an annual bonus. The Company is required to make payments to Mr. Livingston if (a) his employment is involuntarily terminated for any reason other than those set forth in the employment agreement, or (b) he resigns. If the Company experiences a change in control, any unvested option shares held by Mr. Livingston will become vested if he is involuntarily dismissed for a reason other than cause or voluntarily resigns due to certain changes in his duties, compensation or place of employment.

1999 Share Option/Share Issuance Plan

   Adoption. The Company's board of directors adopted its 1999 Share Option/Share Issuance Plan (the "1999 Plan") in October 1999 and amended the 1999 Plan in November 1999. The Company's stockholders approved the amended plan in November 1999.

   Share reserve. The Company has reserved 8,980,000 Class A Ordinary Shares for issuance under the 1999 Plan, of which the issuance of 1,780,000 Class A Ordinary Shares is subject to stockholder approval. As of June 15, 2000, options to purchase 4,971,588 shares were outstanding under the 1999 Plan. These outstanding options include the Assumed Options described under "Awards Granted/Assumed" below. If options or shares awarded under the 1999 Plan are forfeited or cancelled, expire or otherwise terminate without being exercised, then those options or shares will again become available for issuance under the 1999 Plan.

   Administration. The compensation committee of the Company's board of directors administers the 1999 Plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 Plan. The committee has discretion to determine the following:

  .  grant recipients;

  .  grant dates;

  .  number of shares;

  .  type of award;

  .  exercisability of the award;

  .  vesting requirements;

  .  exercise price;

  .  type of consideration; and

  .  any other terms and conditions of award eligibility.

   Eligibility. The following groups of individuals are eligible to participate in the 1999 Plan:

  .  employees;

  .  members of the Company's board of directors who are not employees; and

  .  consultants.

   Structure of plan. The plan is divided into the following two programs:

  . the Option Grant Program under which eligible individuals may be granted options to purchase Class A Ordinary Shares (the "Option Grant Program"); and

  . the Share Issuance Program under which eligible persons may be issued ordinary shares directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company (the "Share Issuance Program").

   Option grant program. Options to purchase the Company's Class A Ordinary Shares may be either incentive stock options ("incentive options") qualifying for favorable tax treatment under Section 422 of the Internal

Revenue Code of 1986, as amended (the "Code") or options which do not so qualify ("non-statutory options") as designated by the committee, in its sole discretion. The exercise price of incentive options granted under the plan will be no less than the fair market value of the Company's Class A Ordinary Shares at the time the option is granted. The exercise price may be paid in cash, in previously owned ordinary shares valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The other terms of the incentive options will be determined by the committee. Any options intended to qualify as incentive options will be designed to meet all the requirements of Code Section 422. Incentive options are not transferable, except by will or the laws of descent and distribution. The exercise price and other terms of non-statutory options granted under the 1999 Plan will be determined by the committee. The committee may provide that non-statutory options will be transferable.

   Share issuance program. Under the Share Issuance Program, the Company may issue the Company's Class A Ordinary Shares directly, either through immediate purchase of such shares or as a bonus for services rendered to the Company. The purchase price and other terms of shares issued under the Share Issuance Program will be determined by the committee. The committee may, in its discretion, subject any shares issued under the Share Issuance Program to vesting and a right of repurchase by the Company

   Repurchase rights. The committee has the discretion to authorize the issuance of unvested ordinary shares upon the exercise of options granted or as shares are otherwise issued under the 1999 Plan. If the purchaser or optionee ceases to be employed by or provide services to us, any or all of the ordinary shares issued to the purchaser or optionee which are unvested at the time of cessation shall be subject to repurchase by the Company at the purchase or exercise price paid for such shares. The terms and conditions upon which the repurchase rights are exercisable by the Company are determined by the committee and set forth in the repurchase rights agreements evidencing such rights.

   Corporate transaction. Options will automatically vest upon the occurrence of certain change of control events, if such options are not assumed or exchanged for equivalent rights by the successor entity in accordance with the terms of the plan. In the event of a corporate transaction that does not result in the automatic vesting of options and other awards, the board of directors or the compensation committee has discretion to accelerate vesting of such options and other awards.

   Amendments and termination. The board of directors may amend the 1999 Plan at any time. If the board of directors amends the 1999 Plan, stockholder approval will only be sought if required by applicable law. The 1999 Plan will terminate upon the earliest of (i) October 21, 2009, (ii) the date on which all shares available for issuance under the 1999 Plan have been issued as vested shares, or (iii) the termination of all outstanding options in connection with certain corporate transactions.

   Awards granted/assumed. Effective as of October 23, 1999, options (the "Assumed Options") to purchase 5,141,114 shares of OpenTV, Inc. common stock under the 1998 Plan (see "OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan" below) were assigned to and assumed by OpenTV Corp. The Assumed Options thereupon represented the right to purchase an identical number of Class A Ordinary Shares of OpenTV Corp. The issuance of Class A Ordinary Shares pursuant to exercise of the Assumed Options have, reduced, and future exercises of Assumed Options will reduce, the total number of shares available for issuance under the 1999 Plan.

   In addition to the Assumed Options, options to purchase 161,000 shares of OpenTV, Inc. common stock under the 1998 Plan were outstanding as of October 23, 1999. These options were not assigned to, or assumed by, OpenTV Corp. See "OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan--Shares
Reserved/Termination," and "Exchange Plan" below.

 United States federal income tax consequences

   Incentive stock options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the optionee to the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. Net capital gains on shares held more than 12 months may be taxed at a maximum federal rate of 20%. Capital losses are allowed in full against capital gains and up to $3,000 against ordinary income. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. Unless limited by
Section 162(m) of the Code, OpenTV is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

   Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of OpenTV is subject to tax withholding by OpenTV. Unless limited by
Section 162(m) of the Code, OpenTV is entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period. Net capital gains on shares held more than 12 months may be taxed at a maximum federal rate of 20%. Capital losses are allowed in full against capital gains and up to $3,000 against ordinary income.

   Stock Issuance Program. Generally, income will be recognized by a recipient in connection with the issuance of vested stock in an amount equal to the difference between the fair market value of the stock at the time of the stock issuance and the amount paid for the stock, if any. Generally, no income will be recognized by a recipient in connection with the issuance of unvested stock, unless an election under Section 83(b) of the Code (an "83(b) Election") is filed with the Internal Revenue Service within 30 days of the date of grant in the case of an award of stock. Otherwise, at the time the stock vests, the recipient generally will recognize compensation income in an amount equal to the difference between the fair market value of the stock at the time of vesting and the amount paid for the stock, if any. In the case of a recipient who is also an employee, any amount treated as compensation will be subject to tax withholding by OpenTV. OpenTV will be entitled to a tax deduction in the amount and at the time the recipient recognizes ordinary income with respect to the stock issuance to the extent permitted under
Section 162 of the Code.

   Repurchase Rights for Unvested Option Shares. In general, an optionee who receives unvested shares upon exercise of an option and then makes and 83(b) Election within 30 days of the exercise date will be taxable as if the underlying shares were vested shares with the consequences described above under "Incentive Stock Options" or "Non-Statutory Options" (whichever is applicable). If a participant makes an 83(b) Election and subsequently forfeits some or all of the shares, then the participant generally will not be entitled to any refund of taxes paid as a result of the election. A participant who exercises an option for unvested shares and does not make an 83(b) Election within 30 days of the exercise date generally will be taxable as follows. The optionee effectively will be treated as having exercised the option as and to the extent that the company's repurchase right lapses with respect to the underlying shares. Otherwise, the participant will be taxable as described above under "Incentive Stock Options" or "Non-Statutory Options" (whichever is applicable).

   The foregoing is only a summary of the effect of United States federal income taxation upon optionees, other award recipients, and the Company with respect to the grant of awards and options and the exercise of options under the 1999 Plan. It does not purport to be complete, and does not discuss the tax consequences of the employee's or consultant's death or the provisions of the income tax laws of any municipality, state or foreign country in which the employee or consultant may reside.

OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan

   In General. The OpenTV, Inc. board of directors adopted, and its stockholders approved, the OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan (the "1998 Plan") on January 26, 1998. The OpenTV, Inc. board of directors amended and restated the 1998 Plan on February 11, 1999 and August 13, 1999. The terms of the 1998 Plan are generally identical to those of the 1999 Plan, except that the 1998 Plan is administered by the compensation committee of the OpenTV, Inc. board of directors and options and awards issued under the 1998 Plan entitle the holders to acquire shares of Class A Common Stock of OpenTV, Inc. Most of the options issued under the 1998 Plan have been assigned to and assumed by OpenTV Corp. The Assumed Options no longer represent rights to purchase stock of OpenTV, Inc. and the shares subject thereto are no longer available for issuance under the 1998 Plan. See "--Awards granted/assumed" above.

   Shares reserved/termination. After the assignment and assumption, options to purchase 161,000 shares of Class A Common Stock of OpenTV, Inc. remained outstanding and an identical number of shares remained reserved for issuance under the 1998 Plan. The 1998 Plan will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the shares thereunder become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan. All new options granted to employees of OpenTV, Inc. and OpenTV Corp. will be granted under the 1999 Plan.

Exchange plan

   As of March 31, 2000, 1,470,955 shares of OpenTV, Inc. common stock had been issued pursuant to the exercise of options granted under the 1998 Plan, and options to acquire 161,000 shares of OpenTV, Inc. common stock issued under the 1998 Plan were outstanding. The Company intends to facilitate the disposition of such shares of common stock of OpenTV, Inc. (including those shares underlying outstanding options) in accordance with a plan of exchange that was adopted by the board of directors of the Company in May 2000. This plan affords holders of shares of OpenTV, Inc. common stock the ability to exchange such shares at their election, after May 22, 2000, for OpenTV Corp. Class A Ordinary Shares, generally on a one-for-one basis subject to customary antidilution adjustments.

   For accounting purposes, the exchange of shares of the Company pursuant to the exchange plan will be treated as the acquisition of a minority interest under Accounting Principles Board Opinion 16 ("APB 16"). APB 16 requires that any acquisition of a minority interest be accounted using "purchase" accounting regardless of the underlying form of the transaction. The result of the "purchase" accounting treatment is that the Company will be required to take non-cash charges to earnings that are roughly equal to the fair market value, at the time of the exchange, of the shares of the Company that are received in the exchange. Once the costs of the exchanges are determined, the costs are allocated to specific assets of OpenTV, Inc. such as in-process research and development, intellectual property, and goodwill, on a pro-rata basis, based on OpenTV, Inc.'s total net assets at the time of the exchange. These costs are then recorded as expenses on the Company's financial statements at the same rate at which the underlying assets are amortized or expensed, which could be immediately in the case of in-process research and development, and over five years in the case of goodwill and certain other asset classes. In addition, the Company does not expect that all the shares of OpenTV, Inc. common stock eligible for exchange will be exchanged at the same time and therefore expects to record a number of earnings charges relating to these exchange arrangements, of various amounts, and at various times in the future.

1999 Employee Stock Purchase Plan

   The board of directors of OpenTV, Inc. and OpenTV Corp. adopted the OpenTV Inc. 1999 Employee Stock Purchase Plan in October 1999 and the stockholders of OpenTV Corp. and OpenTV, Inc. approved the plan in November 1999.

   Share reserve. As of March 31, 2000, the Company had reserved 620,000 OpenTV Corp. Class A Ordinary Shares for issuance pursuant to purchase rights granted under the purchase plan. The first offering under the purchase plan began on the effective date of an Initial Public Offering, November 23, 1999, and will terminate on June 30, 2000. On December 31 of each year for the next nine years, the number of shares in the reserve automatically will be increased by the lower of:

  .  5% of OpenTV's outstanding shares on a fully-diluted basis;

  .  500,000 shares; or

  .  a smaller number of shares as determined by the board.

   Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The purchase plan provides a means by which employees may purchase the Company's shares through payroll deductions. The purchase plan is implemented by offerings of purchase rights to eligible employees. Generally, all full-time employees who have been employed for at least ten days may participate in the purchase plan. However, no employee may participate in the purchase plan if immediately after the Company grants the employee a purchase right, the employee has voting power over, or the value of, 5% or more of the outstanding capital stock of OpenTV Corp. or parent company or subsidiary of OpenTV Corp.

   Administration. The board is responsible for administering the purchase plan, unless such responsibilities are delegated to a committee of the board. The board has the authority to construe, interpret and amend the purchase plan. Under the purchase plan, the board may specify offerings of up to 27 months in length. The first offering will begin on the effective date of these offerings. Unless the board otherwise determines, ordinary shares are purchased for accounts of participating employees at a price per share equal to the lower of:

  . 85% of the fair market value of a share on the first day of the offering; or

  .  85% of the fair market value of a share on the purchase date.

   For the first offering, which began on the effective date of the Company's IPO, the Company intends to offer shares registered on a Form S-8 registration statement. The fair market value of the shares on the first date of this offering was $20 per share at which the Company's shares were first sold to the public. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the trading day prior to the relevant determination date, as reported in The Wall Street Journal.

   The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase the Company's stock at the lower of;

  . 85% of the fair market value of a share on the day they began participating in the purchase plan; or

  .  85% of the fair market value of a share on the purchase date.

   Participating employees may authorize payroll deductions of up to 15% of their base compensation for the purchase of shares under the purchase plan. Employees may end their participation in the offering at any time up to ten days before a purchase date. Participation ends automatically on termination of employment with OpenTV and its affiliates.

   Other provisions. The Company's board may grant eligible employees purchase rights under this plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by the Company or its affiliates do not permit the employee's rights to purchase the Company's shares to accrue at a rate which exceeds $25,000 of the Company's fair market value of the Company's shares for each calendar year in which the purchase rights are outstanding. Transactions not involving the Company's receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, may change the class and number of shares subject to the purchase plan and to outstanding options. In that event, the Company's board will appropriately adjust the purchase plan as to the class and the maximum number of shares subject to the purchase plan. It will also adjust outstanding rights as to class, number of shares and purchase limits of such outstanding rights.

   Upon a change in control of the Company's its board may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, its board may shorten the offering period and provide that our shares will be purchased for the participants immediately before the change in control.

   Shares issued. As of June 15, 2000 the Company has not issued any shares under the purchase plan.

   Termination. The purchase plan will terminate when the share reserve is exhausted unless the board terminates it sooner.

401(k) plan

   The Company maintains the OpenTV, Inc. 401(k) Plan for eligible United States employees. In order to be a participant in the 401(k) plan, an employee must have attained age 21. A participant may contribute up to the lesser of 25%, of his/her total annual compensation or the statutorily prescribed annual limit. The annual limit for both 1998 and 1999 was $10,000. OpenTV may make discretionary contributions as a percentage of participants' contributions, subject to established conditions and limits. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions by the Company or its employees to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn, and so that our contributions, if any, will be deductible by us when made.

Bonus plan

   Certain of the Company's executive officers are eligible for its Bonus Plan. The Bonus Plan is an annual incentive award plan that provides for a target bonus equal to a specified percentage of base salary for each participant. The actual bonus earned may be higher or lower depending on the extent to which company and individual performance objectives are achieved. Typically, at the start of each year, the compensation committee or the board of directors reviews and approves the performance objectives for the company and individual officers. The Company's objectives consist of operating, strategic and financial goals that are considered critical to the Company's fundamental long-term goal of building stockholder value.

   At the end of the year, the compensation committee or board of directors determines actual bonus awards based on the degree to which the Company has met corporate goals and participants have met their individual goals. Awards are paid in cash in January or February following the performance year.

Executive officer loan

   In connection with his exercise of OpenTV options, the Company entered into a Security and Loan Agreement with Regis Saint Girons on October 22, 1999 and lent Mr. Saint-Girons the principal amount of $336,000. This loan is secured by the stock of the Company that was purchased by Mr. Saint-Girons pursuant to such exercise.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

   (a) At June 15, 2000, an aggregate of 4,971,588 options to purchase the Company's Class A Ordinary Shares were outstanding, with exercise prices ranging from $1.05 to $94.5625 and expiration dates ranging from January 27, 2008 to May 1, 2010.

   (b) Aggregate Options to Purchase Securities Held By Officers and Directors as a Group

   At June 15, 2000, the Company's executive officers and directors as a group directly held 2,665,928 options to purchase the Company's Class A Ordinary Shares.

Item 13. Interest of Management in Certain Transactions

   The following describes the significant transactions entered into between the Company and its directors, executive officers, significant stockholders and affiliates of these significant stockholders. All future transactions between the Company and any such party will be subject to approval by a majority of the disinterested members of the board.

Agreements with Sun and Sun affiliates

   Software License. Under a Source Code License and Binary Distribution Agreement, effective as of July 1, 1996, Sun agreed to grant the Company a license to certain media stream manager software. the Company retains ownership of all derivatives of the software created by OpenTV and all related intellectual property rights (subject to Sun's underlying rights) but the Company must promptly grant back licenses to such derivatives and intellectual property rights and deliver copies of the same to Sun.

   Java License. In March 1998, OpenTV entered into a licensing and distribution agreement with Sun under which Sun granted the Company a non-exclusive, non-transferable license to develop and distribute products based upon Sun's Java technology. In June 1999 the Company amended the agreement and committed to develop future versions of the OpenTV Runtime software incorporating Sun's Java technology and compatible with the appropriate JavaTV application programming interfaces. The Company is obligated to pay Sun license, support and royalty fees through December 31, 2004.

March 1999 agreements with Thomson and MIH Limited

   In March 1999, a series of agreements were entered into by Thomson, MIH Limited, Sun and the Company pursuant to which:

  . Thomson sold all of OpenTV's ordinary shares held by it to MIH Limited and MIH Limited resold a portion of those shares to Sun;

  . Thomson assigned and licensed specific intellectual property valued at $7.6 million to OpenTV;

  .  OpenTV cross-licensed specific intellectual property rights to Thomson;
     and

  . Thomson, MIH Limited and OpenTV, Inc. entered into mutual releases all as described more fully below.

   Pursuant to an assignment agreement between Thomson and OpenTV, Thomson assigned to OpenTV specific intellectual property relating to OpenTV's business. In a license agreement between Thomson and OpenTV, Thomson granted to OpenTV a non-exclusive license to make, have made, use, sell, improve, lease, or otherwise transfer, import or export the Company's products and services (including a limited right to sublicense), specific Thomson intellectual property relating to OpenTV's business.

   Under a still picture encoder license agreement, Thomson agreed to grant to OpenTV a non-exclusive license to copy, display, modify, distribute and use the software known as MPEG Encoder 3.0.2 developed by Thomson for OpenTV's own internal use, to develop derivative works, and to sublicense the software solely in connection with the marketing and distribution of OpenTV Runtime and the development of interactive television applications.

   Pursuant to the OpenTV License Agreement, OpenTV agreed to grant back alicense to Thomson and Thomson Broadcast Systems, S.A. under the technologyassigned to OpenTV by Thomson and its affiliates under the assignmentagreement.

   Pursuant to the Release Agreement, each of Thomson, MIH Limited, and theCompany released any and all claims, subject to certain exceptions, that eachcould have asserted against the others or any of their affiliates, agents,representatives, officers, directors, and employees as of March 18, 1999. Amended and restated stockholders' agreement

   On October 23, 1999, OpenTV Corp. entered into the Amended and
RestatedStockholders' Agreement with OpenTV, Inc., Sun, a Sun subsidiary and asubsidiary of MIH Limited. It contains the following provisions:

 Fundamental business decisions

  . If the board of directors of OpenTV Corp. approves any of the following fundamental business decisions, it must submit the matter to Sun (treating Sun as though it had exchanged its common stock of OpenTV, Inc. for ordinary shares of OpenTV Corp.) and MIH Limited for their approval:

    (1) any business combination involving a change of control of OpenTV Corp. (unless approved by a Sun designee to the OpenTV Corp. board of directors);

    (2) any change to the memorandum of association or articles of association of OpenTV Corp. that (a) adversely affects Sun's rights under the Exchange Agreement described herein, (b) affects Sun more adversely than MIH Limited or (c) would impact the intellectual property rights licensed by Sun to OpenTV, Inc.; or

    (3) any assignment or sublicensing of licensed Sun intellectual property made outside of the ordinary course of business.

  . If the board of directors of OpenTV, Inc. approves any of the following fundamental business decisions, it must submit the matter to Sun and OpenTV Corp. for their approval:

    (1) any business combination involving a change of control of OpenTV, Inc. (unless approved by a Sun designee to the OpenTV, Inc. board of directors);

    (2) any change to the charter of OpenTV, Inc. that (a) adversely affects Sun's rights under the Exchange Agreement described herein,
        (b) affects Sun more adversely than OpenTV Corp. or (c) would impact the intellectual property rights licensed by Sun to OpenTV, Inc.; or

    (3) any assignment or sublicensing of licensed Sun intellectual property made outside of the ordinary course of business.

  . OpenTV Corp. fundamental business decisions require the affirmative vote of at least 95% of all votes in respect of OpenTV Corp. ordinary shares exercisable by MIH Limited and Sun (treating Sun as though it had exchanged all its common stock of OpenTV, Inc. for ordinary shares of OpenTV Corp.). OpenTV, Inc. fundamental business decisions require the affirmative vote of at least 95% of all votes in respect of OpenTV, Inc. common stock exercisable by OpenTV Corp. and Sun. If the 95% test is not satisfied, a representative of Sun's subsidiary and OpenTV Corp. must attempt to resolve the deadlock and, if they are unsuccessful, a representative of Sun and MIH Limited must attempt to resolve the deadlock. If the deadlock is not resolved within 31 days, then OpenTV Corp. shall purchase, and if OpenTV Corp. cannot purchase, then MIH Limited may purchase, all of the shares of OpenTV, Inc. and OpenTV Corp. held by Sun at their fair market value.

 Restrictions on transfer of shares by Sun

  . Sun may not transfer any shares of OpenTV, Inc. other than: (1) in exchange for shares of OpenTV Corp. pursuant to the terms of the Exchange Agreement described herein, or (2) to an affiliate of Sun so long as Sun remains bound and the transferee agrees to be bound by the terms of the Amended and Restated Stockholders' Agreement.

 Term

  . The Amended and Restated Stockholders' Agreement terminates when Sun exchanges all its shares of common stock of OpenTV, Inc. for ordinary shares of OpenTV Corp.

Shareholders' agreement

   On October 23, 1999, OpenTV Corp. entered into a Shareholders' Agreement with a subsidiary of Sun and a subsidiary of MIH Limited. Through these subsidiaries, Sun and MIH Limited have agreed that, prior to transferring equity securities of OpenTV Corp., they will offer such securities to each other.

Stock option grant to MIH Limited affiliates

   In May 1999, the Company granted a non-statutory stock option to purchase 330,000 ordinary shares to a consulting firm subsidiary of MIH Limited. The consulting subsidiary expects that it will make available the economic benefit of these options to its employees and to certain directors of MIH Limited, the Company's parent company. These beneficiaries include Allan Rosenzweig and William Raduchel, each of whom is a director of OpenTV Corp. The options were granted pursuant to the Amended and Restated 1998 Stock Option/Stock Issuance Plan and have exercise prices equal to the fair market value of the Company's ordinary shares on the date of grant.

Purchase and exchange agreement with MIH Limited and Sun

   On July 16, 1999, OpenTV, Inc. filed an amended and restated certificate of incorporation pursuant to which, among other things, it:

  . created two classes of common stock designated, respectively, Class A and Class B Common Stock; and

  . reclassified each share of its common stock outstanding at the close of business on July 12, 1999, as one share of Class A Common Stock.

   In connection with the reclassification, OpenTV, Inc. offered to sell up to 2,086,700 shares of Class B Common Stock at a purchase price of $2.90 per share to existing stockholders of OpenTV, Inc. who qualified as "accredited investors" (as defined in Regulation D promulgated under the Securities Act of 1933, as amended) in accordance with the terms and conditions of the Purchase and Exchange Agreement. The number of shares offered to each qualified existing stockholder corresponded to the stockholder's ownership percentage of OpenTV, Inc.'s then outstanding common stock. Qualified stockholders who participated in the financing received, on a one-for-one basis and in accordance with the terms and conditions of a purchase and exchange agreement, Class B Common Stock in exchange for all of the Class A Common Stock held by such stockholder. Qualified stockholders who elected to participate in the financing include, among others, MIH Limited and Sun.

Investors' rights agreement

   On October 23, 1999, OpenTV Corp., MIH Limited, Sun, America Online, General Instrument, Liberty Digital, News Corporation and Time Warner, Inc. entered into an Investors' Rights Agreement. In the following description, OpenTV refers to MIH Limited and Sun as the existing investors and America Online, General Instrument, Liberty Digital, News Corporation and Time Warner as the new investors. The Investors' Rights Agreement contains the following provisions:

 Board of directors

   The existing investors and the new investors have agreed to vote their shares so that OpenTV's board of directors has the following composition:

  . so long as the new investors own ordinary shares equal to at least 60% of the issued amount, two directors designated by the new investors;

  . so long as the new investors own ordinary shares equal to at least 30% of the issued amount, one director designated by the new investors;

  . so long as Sun owns shares equal to at least 30% of the aggregate amount of Class B Ordinary Shares issuable in respect of their shares of Class B Common Stock of OpenTV, Inc., one director designated by Sun; and

  .  a majority of the directors designated by MIH Limited.

   Such agreement shall terminate no later than October 1, 2009.

 Veto rights

   For a period not to exceed two years (other than with respect to the required consent for affiliate transactions, which survives until the earlier of a change of control and the new investors ceasing to own 50% of the issued number) following these offerings, without the consent of the new investors, the Company may not:

  . enter into a merger, reorganization, sale of all or substantially all the Company's assets or liquidation;

  . enter into affiliate transactions that are not on arms' length terms and that provides for aggregate compensation or consideration of more than $500,000 in any fiscal year;

  . other than issuances of Class B Ordinary Shares to Sun pursuant to the Exchange Agreement and to other existing holders of Class B Common Stock of OpenTV, Inc., issue any equity securities having voting rights superior to the Company's Class A Ordinary Shares;

  . increase the number of Class A Ordinary Shares eligible for the employee stock option plan and employee stock purchase plan in excess of 4.4 million;

  . issue equity securities at a per share price that is less than $5.55 per share; and

  . devote substantial resources to any line of business outside the Company's existing business.

   So long as the new investors have the right to designate two directors and at least one of their directors is on the Company's board, the Company may not adopt new or make material modifications to existing stock option and other equity compensation plans without the approval of the Company's board of directors, including the approval of a director designated by the new investors.

 Transfers and exchanges of shares

   Prior to transferring any equity securities of OpenTV Corp. to a non-affiliate, MIH Limited must first offer such shares to the new investors. The new investors' right of first refusal is subject to Sun's right of first refusal in respect of such equity securities pursuant to the Shareholders' Agreement. Prior to transferring any Class B Ordinary Shares to a non-affiliate or converting any Class B Ordinary Shares into Class A Ordinary Shares, the existing investors and any new investor that acquires Class B Ordinary Shares must first offer to exchange such shares for Class A Ordinary Shares held by the new investors.

   MIH Limited must make provision for the new investors to participate in any transfer of shares by it that will result in a change of control of OpenTV Corp.

   Prior to transferring any shares to a non-affiliate, the new investors must offer such shares first, to the other new investors and, second, to MIH Limited.

   Each of these restrictions is subject to specified exceptions.

   Transfers of warrants

   Subject to an exception in the event a new investor is unable to obtain government approval to exercise its warrants, the warrants held by the new investors can only be transferred to other new investors.

   Registration rights

   Each of the existing investors and the new investors (the "Significant Investors") has certain rights to require the Company to register its shares. On May 24, 2000, the Company received written notice from News America Incorporated, an affiliate of News Corp. ("News") requesting that the Company register in an underwriting all of News' 1,126,126 Class A Ordinary Shares and all of News' 1,126,126 Class A Ordinary Shares issuable upon exercise of its OpenTV warrant. The terms of the Investor Rights Agreement require the Company to file a registration statement, which the Company currently anticipates filing in late August 2000.

The Company is also required to give notice to the other Significant Investors and solicit their interest in participating in such registration. For a description of the holdings in the Company of the Significant Investors, other than General Instrument, see "Item 4. Control of Registrant." As of the filing of this Form 20-F the Company has received requests from three of the other Significant Investors for inclusion in the registration. However, additional requests may still be received by the Company prior to the end of the notice period relating to such solicitation and at this time there can be no assurance as to how many shares of the Company's Class A Ordinary Shares may be covered by such registration.

Exchange agreement

   In connection with the creation of OpenTV Corp., on October 23, 1999, the Company entered into an Exchange Agreement with Sun that permits Sun to exchange all or a portion of its shares of Class B Common Stock of OpenTV, Inc. for the Company's Class B Ordinary Shares. The rate of exchange, which is subject to customary antidilution adjustments, is one Class B Ordinary Share for one share of Class B Common Stock of OpenTV, Inc.

   OpenTV Corp. has agreed to reserve the number of its authorized but unissued Class B Ordinary Shares as will be sufficient to permit the exchange in full of Sun's OpenTV, Inc. Class B Common Stock for OpenTV Corp.'s Class B Ordinary Shares.

   In order to maintain Sun's relative interest in OpenTV Corp., OpenTV, Inc., OpenTV Corp. and Sun have agreed that each time OpenTV Corp. issues additional Class A Ordinary Shares or Class B Ordinary Shares (other than on conversion of Class B Ordinary Shares), OpenTV, Inc. will sell and OpenTV Corp. will purchase, at a purchase price of $0.001 per share, an equal number of shares of Class A Common Stock or Class B Common Stock of OpenTV, Inc., respectively.

Agreement with EchoStar

   On February 22, 2000, the Company entered into an agreement with EchoStar Communications Corporation ("ECC"), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively "EchoStar") to develop a low-cost, hard-drive set-top box for the mass TV-viewing market in the United States. EchoStar contributed to a newly formed subsidiary of ECC ("OpenStar")a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar's existing software intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, the Company purchased 50% of the OpenStar shares from ECC, in exchange for 2,252,252 shares of OpenTV Class A Ordinary Shares and contribution of anon-exclusive perpetual royalty free worldwide license to certain the Company intellectual property of the Company to OpenStar. The shares have been placed in an escrow account until certain milestones, relating to the deployment of OpenTV-enabled set-top boxes, have been met by EchoStar. These shares will revert back to the Company if these milestones have not been met by EchoStar within three years of the date of the agreement.

   Under the agreement, the Company granted to EchoStar registration rights with respect to the EchoStar shares identical to those registration rights granted to the investors under the Investors' Rights Agreement described above. In addition EchoStar agreed to certain restrictions on the transfer of the EchoStar shares identical to those restrictions agreed to by the investors under the Investors' Rights Agreement described above.

                                    PART II

Item 14. Description of Securities to Be Registered

   Not applicable.

                                    PART III

Item 15. Defaults upon Senior Securities

   Not applicable.

Item 16. Changes in Securities and Changes in Security for Registered
Securities

   Not applicable.

                                    PART IV

Item 17. Financial Statements

   Not applicable.

Item 18. Financial Statements

   The Financial Statements of the Company contained in pages F-1 through F-20 to this report are incorporated by reference to this item.

Item 19. Financial Statements and Exhibits

   (a) Financial Statements

   The Financial Statements filed as part of this annual report appear in this annual report as following:

                                                                            Page
                                                                            ----
     Index to Consolidated Financial Statement............................. F-1

     Report of Independent Accountants..................................... F-2

     Consolidated Balance Sheets........................................... F-3

     Consolidated Statements of Operations and Comprehensive Loss.......... F-4

     Consolidated Statements of Shareholders' Equity (Deficit)............. F-5

     Consolidated Statements of Cash Flows................................. F-6

     Notes to Consolidated Financial Statements............................ F-7

   (b) Exhibits

     23.1 Consent of Independent Accountants

                                  SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OPENTV CORP.

                                                 /s/ James F. Brown
                                          By: _________________________________
                                             Senior Vice President, Strategic
                                             Development, General Counsel and
                                             Secretary

Date: June 30, 2000

                               INDEX TO EXHIBITS

                                                                  Sequentially
                                                                    Numbered
                                                                    Exhibit
 Exhibit No.                     Description                      Page Number
 -----------                     -----------                      ------------
             Consent of PricewaterhouseCoopers LLP, Independent
  23.1       Accountants........................................        1

                                  OPENTV CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations and Comprehensive Loss............... F-4

Consolidated Statements of Shareholders' Equity (Deficit).................. F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OpenTV Corp.:

   In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive loss, of shareholders' equity (deficit), and of cash flows presents fairly, in all material respects, the financial position of OpenTV Corp. and its subsidiaries as of December 31, 1997, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of OpenTV Corp.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
January 25, 2000, except
for Note 12 for which the
date is March 26, 2000

                                  OPENTV CORP.

                          CONSOLIDATED BALANCE SHEETS
   (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                        December 31,
                                                 -----------------------------
                                                   1997      1998      1999
                                                 --------  --------  ---------
                     ASSETS
Current assets:
  Cash and cash equivalents..................... $    293  $  3,324  $ 186,535
  Accounts receivable, net......................    2,262     2,218      6,234
  Prepaid expenses and other current assets.....      209       703      1,698
                                                 --------  --------  ---------
    Total current assets........................    2,764     6,245    194,467
Property and equipment, net.....................    2,080     3,381      5,025
Intangible assets...............................      --        --       6,678
Other assets....................................       34       412        620
                                                 --------  --------  ---------
    Total assets................................ $  4,878  $ 10,038  $ 206,790
                                                 ========  ========  =========
   LIABILITIES, REDEEMABLE COMMON SHARES AND
         SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable.............................. $    943  $  1,978  $     798
  Accrued liabilities...........................    1,831     2,171      7,261
  Related parties payable.......................    1,036       337        606
  Deferred revenue..............................    1,226     3,218      3,564
                                                 --------  --------  ---------
    Total current liabilities...................    5,036     7,704     12,229
Convertible notes payable to shareholders.......      --      7,000        --
                                                 --------  --------  ---------
    Total liabilities...........................    5,036    14,704     12,229
                                                 --------  --------  ---------
Commitments and contingencies (Notes 4 and 10)
Redeemable common shares, par value $0.001; no
 shares, 111,581 and no shares issued and
 outstanding in 1997, 1998 and 1999,
 respectively...................................      --        117        --
                                                 --------  --------  ---------
Shareholders' equity (deficit):
  Class A Ordinary Shares, no par value,
   500,000,000 shares authorized; 33,183,658,
   33,183,658 and 14,523,859 shares issued and
   outstanding in 1997, 1998 and 1999,
   respectively.................................   24,115    24,115    188,562
  Class B Ordinary Shares, no par value, actual
   200,000,000 shares authorized; no shares, no
   shares and 30,631,746 shares issued and
   outstanding in 1997, 1998 and 1999,
   respectively.................................      --        --      35,953
  Additional paid-in capital....................      --         49    162,794
  Receivable from shareholders..................   (9,700)      --          (1)
  Deferred compensation.........................      --        (36)   (42,224)
  Accumulated other comprehensive income
   (loss).......................................       74       (62)        33
  Accumulated deficit...........................  (14,647)  (28,849)  (150,556)
                                                 --------  --------  ---------
    Total shareholders' equity (deficit)........     (158)   (4,783)   194,561
                                                 --------  --------  ---------
    Total liabilities, redeemable common shares,
     and shareholders' equity (deficit)......... $  4,878  $ 10,038  $ 206,790
                                                 ========  ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  OPENTV CORP.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (amounts in thousands of U.S. dollars, except share and per share amounts)

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1998         1999
                                         -----------  -----------  -----------
Revenues:
  Royalties............................. $     2,382  $     2,788  $    14,782
  License fees..........................       1,255        1,578        2,964
  Services and other....................       3,322        5,102        8,205
                                         -----------  -----------  -----------
    Total revenues......................       6,959        9,468       25,951
                                         -----------  -----------  -----------
Operating expenses:
  Cost of services and other revenues
   (exclusive of $53 share-based
   compensation in 1999)................       3,290        4,736        5,949
  Research and development (exclusive of
   $662 share-based compensation in
   1999)................................       6,219        7,514       13,172
  Sales and marketing (exclusive of $556
   share-based compensation in 1999)....       4,323        7,418       11,415
  General and administrative (exclusive
   of $11,827 share-based compensation
   in 1999).............................       3,929        3,982        5,971
  Amortization of intangibles...........         --           --         1,210
  Amortization of share-based
   compensation.........................         --            13       13,098
  Non-cash warrant expense..............         --           --        68,569
                                         -----------  -----------  -----------
    Total operating expenses............      17,761       23,663      119,384
                                         -----------  -----------  -----------
  Loss from operations..................     (10,802)     (14,195)     (93,433)
Interest income.........................         --           --           898
Interest expense........................         (26)         (75)         (73)
Other income (expense), net.............         139           68           (2)
Minority interest.......................         --           --         2,153
                                         -----------  -----------  -----------
  Net loss..............................     (10,689)     (14,202)     (90,457)
Preferred stock deemed dividend.........         --           --        31,250
                                         -----------  -----------  -----------
  Net loss attributable to ordinary
   shareholders......................... $   (10,689) $   (14,202) $  (121,707)
                                         ===========  ===========  ===========
Net loss per share attributable to
 ordinary shareholders, basic and
 diluted................................ $     (0.43) $     (0.43) $     (4.19)
                                         ===========  ===========  ===========
Shares used in computing net loss per
 share attributable to ordinary
 shareholders, basic and diluted........  24,973,614   33,212,803   29,065,478
                                         ===========  ===========  ===========
Net loss................................ $   (10,689) $   (14,202) $   (90,457)
Other comprehensive income (loss):
  Foreign currency translation..........          54         (136)          95
                                         -----------  -----------  -----------
    Comprehensive loss.................. $   (10,635) $   (14,338) $   (90,362)
                                         ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 OPENTV CORP.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                                   Series C-1            Series C-2
                    Class A Ordinary      Class B Ordinary        Convertible           Convertible
                         Shares                Shares          Preference Shares     Preference Shares    Additional Receivable
                  ---------------------  -------------------  ---------------------  -------------------   Paid-In   from Share-
                    Shares      Amount     Shares    Amount     Shares      Amount     Shares    Amount    Capital     holders
                  -----------  --------  ----------  -------  -----------  --------  ----------  -------  ---------- -----------
Balances,
December 31,
1996............   18,421,734  $  8,615         --   $   --           --   $    --          --   $   --    $    --     $   --
Issuance of
ordinary
shares..........   14,761,924    15,500         --       --           --        --          --       --         --      (9,700)
Foreign currency
translation
adjustment......          --        --          --       --           --        --          --       --         --         --
Net loss........          --        --          --       --           --        --          --       --         --         --
                  -----------  --------  ----------  -------  -----------  --------  ----------  -------   --------    -------
Balances,
December 31,
1997............   33,183,658    24,115         --       --           --        --          --       --         --      (9,700)
Cash receipt
from
shareholder.....          --        --          --       --           --        --          --       --         --       9,700
Deferred
compensation
arising from
options issued..          --        --          --       --           --        --          --       --          49        --
Amortization of
deferred
compensation....          --        --          --       --           --        --          --       --         --         --
Foreign currency
translation
adjustment......          --        --          --       --           --        --          --       --         --         --
Net loss........          --        --          --       --           --        --          --       --         --         --
                  -----------  --------  ----------  -------  -----------  --------  ----------  -------   --------    -------
Balances,
December 31,
1998............   33,183,658    24,115         --       --           --        --          --       --          49        --
Conversion of
notes payable to
Class A Ordinary
Shares..........    2,973,917     7,133         --       --           --        --          --       --         --         --
Conversion of
Class A Ordinary
Shares to Class
B Ordinary
Shares..........  (36,157,575)  (31,248) 36,157,575   31,248          --        --          --       --         --         --
Conversion of
related party
payable to Class
B Ordinary
Shares..........          --        --      862,069    2,500          --        --          --       --         --         --
Issuance of
Class B Ordinary
Shares..........          --        --    1,214,179    3,521          --        --          --       --         --         --
Deferred
compensation
arising from
options issued..          --        --          --       --           --        --          --       --      22,473        --
Capital
contribution
from shareholder
(Note 10).......          --        --          --       --           --        --          --       --       7,640        --
Amortization of
deferred
compensation....          --        --          --       --           --        --          --       --         --         --
Issuance of
convertible
preference
shares..........          --        --          --       --    23,648,646    26,261   4,504,504    5,000        --         --
Conversion of
preference
shares to
Class A Ordinary
Shares..........    5,630,628    31,261         --       --   (23,648,646)  (26,261) (4,504,504)  (5,000)       --         --
Beneficial
conversion
feature on the
sale of
convertible
preference
shares..........          --        --          --       --           --        --          --       --      31,250        --
Issuance of
warrants in
conjunction with
the sale of
convertible
preference
shares..........          --        --          --       --           --        --          --       --      63,851        --
Initial public
offering of
Class A Ordinary
Shares..........    8,625,000   157,019         --       --           --        --          --       --         --         --
Issuance of
performance
warrants to
non-employee....          --        --          --       --           --        --          --       --      37,531        --
Amortization of
performance
Warrants
deferred
compensation....          --        --          --       --           --        --          --       --         --         --
Share options
exercised.......      268,231       282         --       --           --        --          --       --         --         --
Initial
capitalization
of OpenTV Corp.
(see Note 1)....          --        --          --         1          --        --          --       --         --          (1)
Transfer to
minority
interest upon
reorganization
(see Note 1)....          --        --   (7,602,077)  (1,317)         --        --          --       --         --         --
Foreign currency
translation
adjustment......          --        --          --       --           --        --          --       --         --         --
Net loss........          --        --          --       --           --        --          --       --         --         --
                  -----------  --------  ----------  -------  -----------  --------  ----------  -------   --------    -------
Balances,
December 31,
1999............   14,523,859  $188,562  30,631,746  $35,953          --   $    --          --   $   --    $162,794    $    (1)
                  ===========  ========  ==========  =======  ===========  ========  ==========  =======   ========    =======
                               Accumulated
                                  Other
                               Comprehen-
                    Deferred   sive Income Accumulated
                  Compensation   (Loss)      Deficit    Total
                  ------------ ----------- ----------- ---------
Balances,
December 31,
1996............    $    --       $  20     $  (3,958) $  4,677
Issuance of
ordinary
shares..........         --         --            --      5,800
Foreign currency
translation
adjustment......         --          54           --         54
Net loss........         --         --        (10,689)  (10,689)
                  ------------ ----------- ----------- ---------
Balances,
December 31,
1997............         --          74       (14,647)     (158)
Cash receipt
from
shareholder.....         --         --            --      9,700
Deferred
compensation
arising from
options issued..         (49)       --            --        --
Amortization of
deferred
compensation....          13        --            --         13
Foreign currency
translation
adjustment......         --        (136)          --       (136)
Net loss........         --         --        (14,202)  (14,202)
                  ------------ ----------- ----------- ---------
Balances,
December 31,
1998............         (36)       (62)      (28,849)   (4,783)
Conversion of
notes payable to
Class A Ordinary
Shares..........         --         --            --      7,133
Conversion of
Class A Ordinary
Shares to Class
B Ordinary
Shares..........         --         --            --        --
Conversion of
related party
payable to Class
B Ordinary
Shares..........         --         --            --      2,500
Issuance of
Class B Ordinary
Shares..........         --         --            --      3,521
Deferred
compensation
arising from
options issued..     (22,473)       --            --        --
Capital
contribution
from shareholder
(Note 10).......         --         --            --      7,640
Amortization of
deferred
compensation....      13,098        --            --     13,098
Issuance of
convertible
preference
shares..........         --         --            --     31,261
Conversion of
preference
shares to
Class A Ordinary
Shares..........         --         --            --        --
Beneficial
conversion
feature on the
sale of
convertible
preference
shares..........         --         --        (31,250)      --
Issuance of
warrants in
conjunction with
the sale of
convertible
preference
shares..........         --         --            --     63,851
Initial public
offering of
Class A Ordinary
Shares..........         --         --            --    157,019
Issuance of
performance
warrants to
non-employee....     (37,531)       --            --        --
Amortization of
performance
Warrants
deferred
compensation....       4,718        --            --      4,718
Share options
exercised.......         --         --            --        282
Initial
capitalization
of OpenTV Corp.
(see Note 1)....         --         --            --        --
Transfer to
minority
interest upon
reorganization
(see Note 1)....         --         --            --     (1,317)
Foreign currency
translation
adjustment......         --          95           --         95
Net loss........         --         --        (90,457)  (90,457)
                  ------------ ----------- ----------- ---------
Balances,
December 31,
1999............    $(42,224)     $  33     $(150,556) $194,561
                  ============ =========== =========== =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  OPENTV CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
Cash flows from operating activities:
  Net loss.......................................  $(10,689) $(14,202) $(90,457)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization................       415       830       932
    Amortization of intangible assets............       --        --      1,210
    Amortization of deferred compensation........       --         13    13,098
    Provision of doubtful accounts...............       330        85       119
    Loss on write-off of equipment...............       --         96        61
    Interest on note payable converted to
     ordinary shares.............................       --        --        133
    Non-cash warrant expense.....................       --        --     68,569
    Minority interest............................       --        --     (2,153)
    Changes in operating assets and liabilities:
      Accounts receivable........................    (1,812)      (41)   (4,134)
      Prepaid expenses and other current assets..      (114)     (494)     (995)
      Accounts payable...........................       607     1,035    (1,180)
      Accrued liabilities........................     1,084       373     5,747
      Related parties payable....................       133      (732)      269
      Deferred revenue...........................       607     1,992       346
                                                   --------  --------  --------
      Net cash used in operating activities......    (9,439)  (11,045)   (8,435)
                                                   --------  --------  --------
Cash flows used in investing activities:
  Purchase of property and equipment.............    (1,445)   (2,227)   (2,576)
  Increase in other assets.......................       (34)     (378)     (208)
  Purchase of intangible assets..................       --        --       (248)
                                                   --------  --------  --------
      Net cash used in investing activities......    (1,479)   (2,605)   (3,032)
                                                   --------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of ordinary shares......     5,800       --    160,540
  Proceeds from issuance of preference shares....       --        --     31,261
  Proceeds from issuance of redeemable common
   shares........................................       --        117       --
  Proceeds from issuance of ordinary shares......       --        --        282
  Proceeds from notes payable to shareholders....       --      7,000     2,500
  Payment on receivable from shareholder.........       --      9,700       --
                                                   --------  --------  --------
      Net cash provided by financing activities..     5,800    16,817   194,583
                                                   --------  --------  --------
Effect of exchange rate changes on cash..........        54      (136)       95
                                                   --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    (5,064)    3,031   183,211
Cash and cash equivalents, beginning of period...     5,357       293     3,324
                                                   --------  --------  --------
Cash and cash equivalents, end of period.........  $    293  $  3,324  $186,535
                                                   ========  ========  ========
Supplemental disclosure of cash flow information:
  Cash paid for interest.........................  $     26  $     60  $    --
                                                   ========  ========  ========
Noncash investing and financing activities:
  Deferred compensation arising from issuances of
   options.......................................            $     49  $ 22,473
                                                             ========  ========
  Conversion of notes payable, including accrued
   interest to ordinary shares...................                      $  7,133
                                                                       ========
  Intangible assets contributed by shareholder...                      $  7,640
                                                                       ========
  Conversion of related party payable to ordinary
   shares........................................                      $  2,500
                                                                       ========
  Preferred stock deemed dividend................                      $ 31,250
                                                                       ========
  Issuance of performance warrants...............                      $ 37,531
                                                                       ========
  Conversion of preference shares to Class A
   Ordinary Shares...............................                      $ 31,261
                                                                       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 OPENTV CORP.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (amounts in thousands of U.S. dollars, except share and per share amounts)

Note 1. Formation and Business of OpenTV:

   OpenTV Corp. ("OpenTV"), a British Virgin Islands international business company, was formed on September 30, 1999 as a holding company to own shares of OpenTV, Inc, its only asset. Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority shareholder of OpenTV, Inc. exchanged its shares of common stock in OpenTV, Inc. for ordinary shares in OpenTV. The reorganization was accounted for on the historical cost basis since there was no change in ownership. As of December 31, 1999, OpenTV owns approximately 83% of the common stock of OpenTV, Inc.

   OpenTV designs, develops, markets and supports software and related components to enable digital interactive television worldwide.

Note 2. Summary of Significant Accounting Policies:

 Principles of consolidation and basis of presentation

   The financial statements include the accounts of OpenTV and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Management estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

   OpenTV considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents.

 Fair value of financial instruments

   The reported amounts of certain of OpenTV's financial instruments, including cash and cash equivalents, receivables, accounts payable, accrued liabilities and notes payable, approximate fair value due to their short maturities.

 Concentration of credit risk

   Cash and cash equivalents are primarily invested in a diverse portfolio of money market securities and a money market fund in accordance with OpenTV's investment policy. With respect to accounts receivable, OpenTV's customer base is dispersed across many geographic areas and OpenTV generally does not require collateral. OpenTV monitors customers' payment history and establishes allowances for bad debt as warranted.

 Property and equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight line basis over the life of the lease, or the estimated useful life of the asset, whichever is shorter.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   Major additions and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the life of the assets are charged to expense. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in results of operations.

 Intangible assets

   Intangible assets are stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over the estimated benefit period of five years.

 Long-lived assets

   OpenTV accounts for long-lived assets under Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires OpenTV to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, OpenTV estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. To date, no impairment loss has been recognized.

 Revenue recognition

   OpenTV adopted the provisions of Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 delineates the accounting for software products, products including software that is not incidental to the product, and maintenance revenues. Under SOP 97-2, OpenTV recognizes product license revenue upon shipment if a signed contract exists, the fee is fixed and determinable, collection of the resulting receivables is probable and product returns are reasonably estimable. OpenTV recognizes royalties upon notification from licensees of revenues earned.

   For contracts with multiple obligations (e.g., maintenance and other services), revenue from product licenses are recognized when delivery has occurred, collection of the receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. OpenTV recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates ratably over the period of the relevant contract. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, OpenTV recognizes revenue as the related services are performed. Maintenance and consulting services revenues are included in services and other revenue.

   For product licenses sold with integration services, OpenTV recognizes revenue based on the completed contract method. Revenue from software development contracts of less than six months duration is recognized based on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from integration services and software development contracts are included in services and other revenue.

   Revenue from sale of hardware components and manuals are recognized upon shipment and included in services and other revenue.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   Prior to the adoption of SOP 97-2, effective January 1, 1998, OpenTV recognized revenue from the sale of product licenses upon shipment if remaining obligations were insignificant and collection of the resulting receivables was probable. Revenue from software maintenance contracts, including amounts unbundled from product sales, were deferred and recognized ratably over the period of the contract. Consulting services revenue was recognized as the related services were performed.

 Research and development

   Research and development costs are charged to operations as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Amounts that could have been capitalized under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," have been insignificant and therefore no costs have been capitalized to date.

 Advertising

   Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was $172, $757 and $820, respectively.

 Income taxes

   OpenTV was not subject to income taxes during 1996, 1997 and for the period from January 1, 1998 to March 3, 1998, since it operated as a limited liability company and any taxes due were payable by its members.

   OpenTV accounts for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in OpenTV's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Share-based compensation

   OpenTV accounts for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of OpenTV's shares and the exercise price of the option. OpenTV accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

 Comprehensive income

   OpenTV adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"). This statement requires companies to classify items of comprehensive income by their nature in the financial statements and display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Accordingly, OpenTV has reported foreign currency translation adjustments in comprehensive income.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


 Foreign currency translation

   The functional currency of the foreign subsidiary is the local currency. Assets and liabilities are translated into U.S. dollars at the balance sheet date exchange rate. Revenues and expenses are translated at the average exchange rate prevailing during the period. The related gains and losses from translation are recorded as a translation adjustment in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in results of operations.

 Net loss per share

   Basic and diluted net loss per share are computed using the weighted average number of ordinary shares outstanding net of ordinary shares subject to repurchase. Options totaling 3,012,700, 3,507,495 and 5,471,618 were not included in the computation of diluted net loss per share for the years ended December 31, 1997, 1998 and 1999, respectively, because the effect would be antidilutive. In addition, a total of 5,429,728 warrants to purchase Class A Ordinary Shares were not included in the computation of diluted net loss per share for the year ended December 31, 1999, because the effect would be antidilutive.

 Share Split

   OpenTV completed a one-for-five reverse share split on November 15, 1999. All share information has been adjusted to reflect this share split.

 Certain risks and uncertainties

   OpenTV's products and services are concentrated in the digital interactive television software industry which is characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by OpenTV to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on OpenTV's business and operating results. Achieving and sustaining profitability will require widespread adoption of the OpenTV system by multiple industry participants and the television viewing public.

 Recent accounting pronouncements

   In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. OpenTV adopted this standard on January 1, 1999 and its adoption did not have a material impact on its results of operations, financial position or cash flows.

   In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As OpenTV has historically expensed these costs, the adoption of SOP 98-5 on January 1, 1999 did not have any impact on its results of operations, financial position or cash flows.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments,

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended, is effective for fiscal quarters beginning after June 15, 2000. OpenTV does not expect the adoption of SFAS No. 133 to have a material effect on its financial results.

   In December 1998, AcSEC released SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition,' with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. OpenTV does not expect the adoption of SOP 98-9 to have a material effect on current revenue recognition policies.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of operations of OpenTV.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 3. Balance Sheet Components:

                                                           December 31,
                                                      ------------------------
                                                       1997    1998     1999
                                                      ------  -------  -------
   Accounts receivable:
    Trade accounts receivable........................ $2,323  $ 2,044  $ 6,120
    Amounts billed under long term contracts.........    300      474      533
                                                      ------  -------  -------
                                                       2,623    2,518    6,653
    Less allowance for doubtful accounts.............   (361)    (300)    (419)
                                                      ------  -------  -------
                                                      $2,262  $ 2,218  $ 6,234
                                                      ======  =======  =======
   Prepaid expenses and other current assets:
    Prepaid expenses and other current assets........ $  209  $   657  $ 1,383
    Withholding tax receivable.......................    --        46      315
                                                      ------  -------  -------
                                                      $  209  $   703  $ 1,698
                                                      ======  =======  =======
   Property and equipment:
    Computer equipment and software.................. $2,179  $ 3,610  $ 5,866
    Furniture and fixtures...........................    130      198      356
    Leasehold improvements...........................    292      631      793
                                                      ------  -------  -------
                                                       2,601    4,439    7,015
    Less accumulated depreciation and amortization...   (521)  (1,058)  (1,990)
                                                      ------  -------  -------
                                                      $2,080  $ 3,381  $ 5,025
                                                      ======  =======  =======
   Intangible assets:
    Patents and copyrights........................... $  --   $   --   $ 7,888
    Less accumulated amortization....................    --       --    (1,210)
                                                      ------  -------  -------
                                                      $  --   $   --   $ 6,678
                                                      ======  =======  =======
   Accrued liabilities:
    Accrued payroll and related liabilities.......... $1,203  $ 1,107  $ 3,806
    Accrued legal liabilities........................    --       --     1,940
    Other accrued liabilities........................    628    1,064    1,515
                                                      ------  -------  -------
                                                      $1,831  $ 2,171  $ 7,261
                                                      ======  =======  =======

Note 4. Commitments and Contingencies:

   OpenTV has agreed to issue shares of OpenTV Corp. in exchange for shares of OpenTV, Inc. held by minority shareholders on a one for one basis pursuant to an exchange agreement and a plan of exchange. The exchange of shares will represent the acquisition of a minority interest and will be accounted for under the purchase method of accounting.

   OpenTV subleases its facilities from third parties under operating lease agreements in the US, France, Korea, China and the United Kingdom. These leases expire between January 2000 and November 2008, respectively. Total rent expense for the years ended December 31, 1997, 1998 and 1999 was $687, $1,819 and $1,743, respectively.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   Future minimum payments under noncancelable operating leases as of December 31, 1999 are as follows:

           2000..................................... $ 3,153
           2001.....................................   1,695
           2002.....................................   1,379
           2003.....................................   1,155
           2004.....................................     801
           Thereafter...............................   2,816
                                                     -------
                                                     $10,999
                                                     =======

   In May 1998, OpenTV subleased part of its facilities to a third party under an operating lease agreement which expires in November 1999. In March 1999, OpenTV extended the sublease to May 31, 2000. Future sublease income under this agreement amounts to $281 in 2000.

   As of December 31, 1999, OpenTV has a standby letter of credit with a bank of approximately $1,000.

   On October 12, 1999, one of OpenTV's former employees filed a complaint against OpenTV in California state court alleging wrongful termination and other related claims, and seeking monetary damages. OpenTV believes that the litigation is without merit and intends to defend itself vigorously. The matter is in the early stages of discovery and accordingly the amount of possible loss or range of loss, if any, can not be made.

Note 5. Strategic Investments:

   In October 1999, OpenTV completed a private placement of 23,648,646 Series C-1 Convertible Preference Shares (convertible into 4,729,728 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), 4,504,504 Series C-2 Convertible Preference Shares (convertible into 900,900 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October
2001) at $5.55 per share to America Online, Inc., General Instrument Corporation, Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31,261. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference shares converted into 5,630,628 Class A Ordinary Shares at the time of OpenTV's public offering. The convertible preference shares have an embedded beneficial conversion feature which under EITF 98-5 resulted in a preferred stock dividend of $31,250 in the quarter ended December 31, 1999. The fair value attributable to the warrants to purchase OpenTV's Class A Ordinary Shares of $63,851 was recorded in operating expenses as a non-cash warrant expense in the quarter ended December 31, 1999. The warrants were valued using the Black Scholes option pricing model. In connection with the investments, OpenTV entered into strategic agreements with America Online Inc., General Instrument Corporation, News Corporation and Time Warner, Inc.

Note 6. Performance Warrant:

   In November 1999, OpenTV issued warrants to purchase 700,000 Class A Ordinary Shares (expiring in May 2001) at $5.55 per share to General Instrument Corporation (GIC). The warrants are exercisable based on GIC meeting certain performance milestones. The fair value attributable to the performance warrants to purchase OpenTV's Class A Ordinary Shares of $37,531 was recorded in the quarter ended December 31, 1999. The fair value of the warrants is calculated at each reporting date using the Black Scholes option pricing model. As a result, the warrant expense will fluctuate as the fair market value of OpenTV's ordinary shares fluctuate. A total of $4,718 was amortized as non-cash warrant expense. The remaining amount will be amortized to expense as the related research and development and sales and marketing work is performed.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 7. Employee Option Plans and Share Purchase Plan:

 Option Plans

   In July 1996, OpenTV, Inc. adopted the Employee Incentive Plan (the "1996 Plan") under which 3,600,000 shares of OpenTV, Inc. common stock were reserved for issuance.

   In January 1998, OpenTV, Inc. adopted the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"). All options outstanding from the 1996 Plan were cancelled and regranted under the 1998 Plan. Under the 1998 Plan, 5,800,000 shares of Class A Common Stock of OpenTV, Inc. were reserved for issuance to directors, officers, employees and consultants of OpenTV, Inc. Options can be granted at a price not less than 85% of the fair value of a share as determined by OpenTV, Inc's board of directors on the date of grant. If the optionee is a 10% stockholder, then the exercise price shall not be less than 110% of the fair market value of OpenTV, Inc. on the date of grant. Options granted to employees generally vest 25% after 12 months of continuous service with OpenTV, Inc. and 1/48th over each of the next 36 months. The term of the options is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV. The optionee has the right to exercise the option immediately, however, the shares are subject to repurchase by OpenTV, Inc. at the exercise price. The repurchase right generally lapses 25% after 12 months of continuous service with OpenTV, Inc. and 1/48th over the next 36 months. A total of 360,366 shares of Class A Common Stock of OpenTV, Inc. were subject to repurchase at December 31, 1999. There were no shares of common stock subject to repurchase at December 31, 1998.

   In February 1999, OpenTV, Inc. adopted the Amended and Restated 1998 Option/Stock Issuance Plan (the "Amended 1998 Plan"). Under the Amended 1998 Plan, options can be granted at not less than 100% of the fair value of a share as determined by OpenTV, Inc's board of directors on the date of grant and the optionee's right to exercise the option immediately was deleted. All other terms and conditions under the Amended Plan are the same as for the 1998 Plan.

   In October 1999, OpenTV adopted the 1999 Share Option/Share Issuance Plan (the "1999 Plan") under which 7,200,000 shares were reserved for issuance. Effective as of October 23, 1999, options (the "Assumed Options") to purchase 5,141,104 shares of Class A Common Stock of OpenTV, Inc. under its 1998 Plan were assigned to and assumed by OpenTV and the Assumed Options now represent the right to purchase an identical number of Class A Ordinary Shares of OpenTV. Class A Ordinary Shares purchased pursuant to the exercise of Assumed Options will reduce and will not be in addition to the total number of shares (7,200,000) available for issuance under the 1999 Plan.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   Activity under the Plans is as follows:

                                                    Outstanding Options
                           Shares    ----------------------------------------------------
                         Available   Number of     Exercise   Aggregate  Weighted Average
                         for Grant     Shares       Price       Price     Exercise Price
                         ----------  ----------  ------------ ---------  ----------------
Balances, December 31,
 1996...................  2,446,200   1,153,800               $  4,125        $3.58
Options granted......... (1,858,900)  1,858,900     $3.58        6,645        $3.58
                         ----------  ----------               --------
Balances, December 31,
 1997...................    587,300   3,012,700                 10,770        $3.58
Options cancelled under
 1996 Plan..............   (587,300) (3,012,700)    $3.58      (10,770)       $3.58
Options reserved at
 inception of 1998
 Plan...................  5,800,000         --                     --
Options granted......... (4,483,348)  4,483,348     $1.05        4,708        $1.05
Options exercised.......        --     (111,580)    $1.05         (117)       $1.05
Options cancelled.......    864,273    (864,273)    $1.05         (908)       $1.05
                         ----------  ----------               --------
Balances, December 31,
 1998...................  2,180,925   3,507,495                  3,683        $1.05
Additional options
 reserved under 1998
 Plan...................    960,000         --                     --
Options cancelled under
 1998 Plan..............    (28,479) (5,141,114)  $1.05-$6.00  (12,863)       $2.14
Options reserved at
 inception of 1999
 Plan...................  7,200,000         --                     --
Options assumed under
 1999 Plan.............. (5,141,114)  5,141,114   $1.05-$6.00   12,863        $2.14
Options granted......... (3,960,200)  3,960,200  $1.05-$88.00   22,141        $5.59
Options exercised.......        --   (1,622,655)    $1.05       (1,704)       $1.05
Options cancelled.......    373,422    (373,422) $1.05-$19.00     (805)       $2.16
                         ----------  ----------               --------
Balances, December 31,
 1999...................  1,584,554   5,471,618                $23,315
                         ==========  ==========               ========

   The following table summarizes information with respect to options outstanding at December 31, 1999:

                                                                         Options Currently
                                   Options Outstanding                      Exercisable
                      --------------------------------------------- ----------------------------
                                  Weighted Average
                        Number       Remaining     Weighted Average   Number    Weighted Average
     Exercise Price   Outstanding Contractual Life  Exercise Price  Exercisable  Exercise Price
     --------------   ----------- ---------------- ---------------- ----------- ----------------
         $ 1.05        2,960,418        8.56            $ 1.05       2,933,418       $ 1.05
         $ 2.10          713,200        9.39            $ 1.05          73,125       $ 2.10
         $ 2.90          219,000        9.51            $ 2.90             --        $ 2.90
         $ 6.00        1,082,000        9.67            $ 6.00         216,666       $ 6.00
         $19.00          466,000        9.88            $19.00             --        $19.00
         $88.00           31,000        9.92            $88.00             --        $88.00
                       ---------                                     ---------
                       5,471,618                                     3,223,209
                       =========                                     =========

   At December 31, 1997, 1998, and 1999 vested options to purchase 427,133, 3,507,495 and 1,190,693 ordinary shares respectively, were unexercised.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


 Fair value disclosures

   Had compensation cost for OpenTV's share-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, OpenTV's net loss would have been increased to the pro forma amounts indicated below:

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
     Net loss:
       As reported............................... $(10,689) $(14,202) $(90,457)
       Pro forma................................. $(11,386) $(14,474) $(93,449)
     Net loss per share, basic and diluted:
       As reported............................... $  (0.43) $  (0.43) $  (4.19)
       Pro forma................................. $  (0.46) $  (0.44) $  (4.29)

   OpenTV calculated the fair value of each option grant on the date of grant using the Black-Scholes pricing method with the following assumptions for 1997, 1998 and 1999: dividend yield at 0% for all periods; volatility at 0% for 1997 and 1998, and 184% for 1999; weighted average expected option term of six years for 1997 and 1998, and five years for 1999; risk free interest rate of 5.77% to 6.76%, 4.95% to 5.70%, and 4.75 % to 6.00%, respectively. The weighted average fair value of options granted during 1997, 1998 and 1999 was $0.50, $0.15 and $8.78, respectively.

   These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year.

 Share-based compensation

   OpenTV recorded non-cash deferred share compensation of $49 and $22,500 for the years ended December 31, 1998 and 1999, respectively, representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to options granted to non-employees. These amounts are being amortized in accordance with FASB Interpretation No. 28 over the vesting period of the option life, which is generally four years. Share-based compensation of $53, $662, $556, and $11,827 was amortized to cost of services and other revenues, research and development, sales and marketing, and general and administrative expenses, respectively, for the year ended December 31, 1999. A total of $13 was amortized to general and administrative expenses for the year ended December 31, 1998. As of December 31, 1999 OpenTV had unamortized deferred share compensation of $9,400 which amounts are expected to be fully amortized over the next 15 quarters.

 Share Purchase Plan

   In November 1999, the shareholders of OpenTV approved the OpenTV Inc. 1999 Employee Share Purchase Plan. OpenTV has reserved 620,000 Class A Ordinary Shares for issuance pursuant to the purchase rights granted under the purchase plan, subject to annual increases. The first offering under the purchase plan began on November 23, 1999 and will terminate on June 30, 2000.

Note 8. Employee Benefit Plan:

   OpenTV's employees participate in the OpenTV 401(k) Plan (the "Plan"), which was adopted on March 3, 1998. Prior to March 1998, employees participated in the Thomson Consumer Electronics 401(k) Plan

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

("Thomson Plan"). In connection with the establishment of the Plan, OpenTV and Thomson agreed to directly transfer all of the assets and liabilities under the previous Thomson Plan to the Plan. The Plan qualifies under Section 401(k) of the Internal Revenue Code of 1986 and provides retirement benefits through tax deferred salary deductions for all eligible employees meeting certain age and service requirements. OpenTV may make discretionary matching contributions on behalf of employees. All employee contributions are 100% vested. OpenTV made contributions to the Plans in the amounts of $70, $115 and $125 for the years ended December 31, 1997, 1998 and 1999, respectively.

Note 9. Income Taxes:

   OpenTV did not provide any current or deferred income tax provision or benefit for any of the periods presented since it has incurred operating losses since inception.

   The components of the net deferred tax asset as of December 31, 1998 and 1999 are as follows:

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
     Current assets:
       Deferred revenue...................................... $   430  $    720
       Accrued revenue.......................................     357       330
       Valuation allowance...................................    (787)   (1,050)
                                                              -------  --------
                                                              $   --   $    --
                                                              =======  ========
     Non-current assets:
       Equity compensation................................... $   --   $  2,794
       Depreciation and amortization.........................     --        242
       Net operating loss carryforwards......................   4,053     8,446
       Credit carryforwards..................................     135       720
       Valuation allowance...................................  (4,188)  (12,202)
                                                              -------  --------
                                                              $   --   $    --
                                                              =======  ========

   OpenTV has provided a full valuation allowance on deferred tax assets because of the limited operating history of OpenTV and uncertainty regarding realizability of the deferred tax assets.

   At December 31, 1999 OpenTV had approximately $22,500 and $9,600, respectively, of federal and state net operating losses to reduce future taxable income. These carryforwards expire between 2018 and 2019 for federal tax purposes and 2003 and 2004 for state income tax purposes, if not utilized.

   For federal and state income tax purposes, a portion of OpenTV's net operating loss carryforwards may be subject to certain limitations on utilization in the event of certain changes in ownership as defined by federal and state tax law.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 10. Related Party Transactions:

   Related party transactions are as follows:

                                                                  Year Ended
                                                                 December 31,
                                                                --------------
 Related Party                   Nature of Transaction          1997 1998 1999
 -------------                   ---------------------          ---- ---- ----
 Sun Microsystems........ Consulting expense                    $398 $15  $--
                          Facilities rent expense                123 --    --
                          Software technology license and
                           equipment purchases                   --  477   723
                          Interest expense on notes payable      --    7     8

 Thomson Consumer
 Electronics, Inc........ General and administrative expense
                           reimbursement                         398 --    --
                          Royalties, license fees and service
                          revenue                                334 205   465
                          Interest expense on notes payable      --   26    33

 MIH Limited............. Consulting expense                     --  278   --
                          Interest expense on notes payable      --   26    33

   Related parties balances are as follows:

                                                                December 31,
                                                             ------------------
                                                              1997   1998  1999
                                                             ------ ------ ----
     Related parties receivable
     MIH Limited............................................ $  --  $  --  $396
     Related parties payable
     Thomson Consumer Electronics, Inc...................... $  852 $   26 $--
     Sun Microsystems.......................................    184      7  --
     MIH Limited............................................    --     304  606
                                                             ------ ------ ----
                                                             $1,036 $  337 $606
                                                             ====== ====== ====
     Convertible notes payable to shareholders
     MIH Limited............................................ $  --  $3,114 $--
     Thomson Consumer Electronics, Inc......................    --   3,114  --
     Sun Microsystems.......................................    --     772  --
                                                             ------ ------ ----
                                                             $  --  $7,000 $--
                                                             ====== ====== ====

   The convertible notes bore interest at 5% per annum. In March 1999, the notes and accrued interest were converted into 2,973,917 Class A Ordinary Shares at $2.40 per share.

   In March 1998, OpenTV entered into a technology license and distribution agreement with a related party. Under the agreement OpenTV is committed to pay fees of at least $4,000 through December 31, 2004.

   On March 18, 1999, MIH Limited ("MIH") agreed to pay Thomson Consumer Electronics, Inc. ("Thomson") $7,640 for certain intellectual property which Thomson contributed to OpenTV and $38,566 for Thomson's 16,084,852 shares of OpenTV's common stock. MIH issued a promissory note to Thomson for the total amount. Thomson exchanged the promissory note for shares in MIH, a publicly traded company, in April

                                  OPENTV CORP.

   (amounts in thousands of U.S. dollars, except share and per share amounts)

1999. Sun exercised its right to acquire from MIH its pro rata share of common stock of OpenTV which was acquired by MIH from Thomson. As a result of these transactions, a new Stockholders' Agreement was adopted on March 18, 1999 among OpenTV, MIH and Sun.

Note 11. Segment Information:

   OpenTV currently has only one segment because there is only one measurement of profitability for its operations.

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------- ------- -------
     Revenue by country:
       France.......................................... $ 2,907 $ 2,915 $ 2,853
       Italy...........................................     213     483   1,473
       South Africa....................................     188     660   1,321
       Spain...........................................      43      66   1,994
       Taiwan..........................................     221     606   1,920
       United Kingdom..................................   1,361   2,333  10,476
       United States...................................     246   1,039   1,714
       Other foreign countries.........................   1,780   1,366   4,200
                                                        ------- ------- -------
                                                        $ 6,959 $ 9,468 $25,951
                                                        ======= ======= =======

   Revenues are attributed to countries based on the location of customers.

                                                               December 31,
                                                           --------------------
                                                            1997   1998   1999
                                                           ------ ------ ------
     Property and equipment, net:
     United States........................................ $2,030 $3,131 $4,548
     Other foreign countries..............................     50    250    477
                                                           ------ ------ ------
                                                           $2,080 $3,381 $5,025
                                                           ====== ====== ======

   Major customers by period are as follows:

                                           Year Ended December 31,
                                    ----------------------------------------------------------------
             Customer               1997                          1998                          1999
             --------               ----                          ----                          ----
                A                    35%                           16%                          --
                B                   --                             14%                          --
                C                   --                            --                             12%

   As of December 31, 1997, 1998 and 1999, three customers accounted for 63% of accounts receivable, one customer accounted for 16% of accounts receivable and two customers accounted for 20% of accounts receivable, respectively.

Note 12. Subsequent Events:

 Echostar Joint Venture

   On February 22, 2000, OpenTV entered into an agreement with EchoStar Communications Corporation ("ECC"), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively "EchoStar") to develop a low-cost, hard-drive set-top box for the mass TV-viewing market in the United States. EchoStar

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

contributed to a newly formed subsidiary of ECC ("OpenStar") a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar's existing intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, OpenTV purchased 50% of the OpenStar shares from ECC, in exchange for 2,252,252 shares of OpenTV Class A Ordinary Shares and contribution of a non-exclusive perpetual royalty free worldwide license to certain OpenTV intellectual property to OpenStar. The shares have been placed in an escrow account until certain milestones relating to the deployment of OpenTV-enabled set-top boxes have been met by EchoStar. These shares will revert back to OpenTV if these milestones have not been met by Echostar within three years of the date of the agreement.

 Spyglass Acquisition

   On March 26, 2000, OpenTV and Spyglass, Inc. ("Spyglass") signed a definitive merger agreement. Under the merger agreement, OpenTV will acquire all of Spyglass' outstanding stock in a stock-for-stock transaction. Spyglass stockholders will receive 0.7236 of an OpenTV Class A Ordinary Share in exchange for each share of Spyglass common stock. The merger agreement, which has been unanimously approved by the Boards of Directors of both companies, is subject to certain customary closing conditions, including regulatory approvals and the approval by the stockholders of both companies.

 Recent Accounting Pronouncements

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25'), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. Management believes that FIN 44 will not have a material effect on the financial position or results of operations of the Company.