Form 20-F
period 2000-12-31
OPENTV CORP
filed 2001-04-18
CIK 1096958

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 20-F

[_]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
   EXCHANGE ACT OF 1934 or

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934 or

  For the fiscal year ended December 31, 2000

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

  For the transition period from          to

                         Commission File No. 001-15473

                               ----------------

                                 OpenTV Corp.
            (Exact name of registrant as specified in its charter)

                            BRITISH VIRGIN ISLANDS
                (Jurisdiction of incorporation or organization)

                           401 East Middlefield Road
                            Mountain View, CA 94043
                  (Addresses of principal executive offices)

                               ----------------

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:

                                     None

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act:

                     Class A Ordinary Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

           As of December 31, 2000, the registrant had outstanding:

               34,829,632 Class A Ordinary Shares, no par value

               30,631,746 Class B Ordinary Shares, no par value

                               ----------------

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

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

 PART I..................................................................   1

      ITEM I. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.....    1
           A. Directors and Senior Management...........................    1
           B. Advisors..................................................    1
           C. Auditors..................................................    1
      ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE...................    1
           A. Offer Statistics..........................................    1
           B. Method and Expected Timetable.............................    1
      ITEM 3. KEY INFORMATION...........................................    2
           A. Selected Financial Data...................................    2
           B. Capitalization and Indebtedness...........................    3
           C. Reasons for the Offer and Use of Proceeds.................    3
           D. Risk Factors..............................................    3
      ITEM 4. INFORMATION ON THE COMPANY................................   11
           A. History and Development of the Company....................   11
           B. Business Overview.........................................   14
           C. Organizational Structure..................................   25
           D. Property, Plants & Equipment..............................   25
      ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............   26
           A. Operating Results.........................................   26
           B. Liquidity and Capital Resources...........................   31
           C. Research and Development, Patents & Licenses, etc. .......   32
           D. Trend Information.........................................   32
      ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................   33
           A. Directors and Executive Officers..........................   33
           B. Compensation..............................................   36
           C. Board Practices...........................................   37
           D. Employees.................................................   38
           E. Share Ownership...........................................   38
      ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........   43
           A. Major Shareholders........................................   43
           B. Related Party Transactions................................   46
           C. Interests of Experts and Counsel..........................   46
      ITEM 8. FINANCIAL INFORMATION.....................................   47
           A. Consolidated Statements and Other Financial Information...   47
           B. Legal Proceedings.........................................   47
           C. Significant Changes.......................................   47
      ITEM 9. THE OFFER AND LISTING.....................................   47
           A. Plan of Distribution......................................   47
           B. Markets...................................................   47
           C. Selling Shareholders......................................   48
           D. Dilution..................................................   48
           E. Expenses of the Issue.....................................   48
     ITEM 10. ADDITIONAL INFORMATION....................................   48
           A. Share Capital.............................................   48
           B.   Articles of Association and Memorandum of Association of
              Association...............................................   48
           C. Material Contracts........................................   52
           D. Exchange Controls.........................................   56

                                                                           Page
                                                                           ----
     E.       Taxation....................................................  57
     F.       Dividends and Paying Agents.................................  61
     G.       Statement by Experts........................................  61
     H.       Documents on Display........................................  61
     I.       Subsidiary Information......................................  62
     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..  62

PART II..................................................................   64

     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......  64
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............  64
     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS....  64
     ITEM 15. [RESERVED]..................................................  64
     ITEM 16. [RESERVED]..................................................  64

PART III.................................................................   64


PART IV..................................................................   65

     ITEM 17. Financial Statements........................................  65
     ITEM 18. Financial Statements........................................  65
     ITEM 19. Exhibits....................................................  65

   The terms "OpenTV", "our company", "we", "us" and "our" as used in this annual report on Form 20-F (this "annual report") refer to OpenTV Corp. and its subsidiaries, including OpenTV, Inc. and Spyglass, Inc., and its predecessors as a combined entity, except where the context requires otherwise.

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   This annual report contains forward-looking statements that involve inherent risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We use words such as "expect," "anticipate," "project," "believe," "plan," "intend," "future," and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, those discussed in Item 3.D, entitled "Risk Factors", and elsewhere in this annual report.

   You should rely only on the information contained in this annual report when making a decision about whether to invest in our Ordinary Shares. The information contained in this annual report is accurate only as of the date of this annual report.

                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management.

   Not Applicable.

B. Advisors.

   Not Applicable.

C. Auditors

   Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics.

   Not Applicable.

B. Method and Expected Timetable.

   Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

              Selected Historical and Consolidated Financial Data

                          For  the period
                           from July 1,
                           1996 (date of
                           inception) to            Year Ended December 31,
                           December 31,   ----------------------------------------------
                               1996          1997        1998        1999        2000
                          --------------- ----------  ----------  ----------  ----------
                           (in thousands of U.S. dollars, except share and per share
                                                     data)
Consolidated Statement
 of Operations Data:
Revenues:
 Royalties..............     $     --     $    2,382  $    2,788  $   14,782  $   29,898
 License fees...........           287         1,255       1,578       2,964      13,444
 Services and other.....           731         3,322       5,102       8,205      19,805
                             ---------    ----------  ----------  ----------  ----------
  Total revenues........         1,018         6,959       9,468      25,951      63,147
                             ---------    ----------  ----------  ----------  ----------
Operating expenses:
 Cost of services and
  other revenues(1).....           587         3,290       4,736       5,949      15,454
 Research and
  development(2)........         2,590         6,219       7,514      13,172      34,062
 Sales and
  marketing(3)..........           845         4,323       7,418      11,415      26,381
 General and
  administrative(4).....         1,126         3,929       3,982       5,971      14,160
 Amortization of
  goodwill..............           --            --          --          --      169,284
 Amortization of
  intangibles...........           --            --          --        1,210       6,226
 Amortization of share-
  based compensation....           --            --           13      13,098      14,426
 Non-cash warrant
  expense...............           --            --          --       68,569      24,908
                             ---------    ----------  ----------  ----------  ----------
  Total operating
   expenses.............         5,148        17,761      23,663     119,384     304,901
                             ---------    ----------  ----------  ----------  ----------
 Loss from operations...        (4,130)      (10,802)    (14,195)    (93,433)   (241,754)
Investment loss.........           --            --          --          --      (11,687)
Interest and other
 income (expense), net..           172           113          (7)        823      12,121
Minority interest.......           --            --          --        2,153          34
                             ---------    ----------  ----------  ----------  ----------
 Loss before income
  taxes.................        (3,958)      (10,689)    (14,202)    (90,457)   (241,286)
Income tax benefit......           --            --          --          --          509
                             ---------    ----------  ----------  ----------  ----------
 Net loss...............        (3,958)      (10,689)    (14,202)    (90,457)   (240,777)
Preferred stock deemed
 dividend...............           --            --          --       31,250         --
                             ---------    ----------  ----------  ----------  ----------
  Net loss attributable
   to ordinary
   shareholders.........     $  (3,958)   $  (10,689) $  (14,202) $ (121,707) $ (240,777)
                             =========    ==========  ==========  ==========  ==========
Net loss per share
 attributable to
 ordinary shareholders,
 basic and diluted......     $   (0.43)   $    (0.43) $    (0.43) $    (4.19) $    (4.61)
                             =========    ==========  ==========  ==========  ==========
Shares used in computing
 net loss per share
 attributable to
 ordinary shareholders,
 basic and diluted......     9,210,877    24,973,614  33,212,803  29,065,478  52,190,338
                             =========    ==========  ==========  ==========  ==========

--------
(1) Exclusive of $53 and $2,603 share-based compensation for the years ended 1999 and 2000.

(2) Exclusive of $662 and $1,538 share-based compensation for the years ended 1999 and 2000.

(3) Exclusive of $556 and $2,100 share-based compensation for the years ended 1999 and 2000.

(4) Exclusive of $13, $11,827 and $8,185 share-based compensation for the years ended 1998, 1999 and 2000.

                                              As of December 31,
                                  --------------------------------------------
                                   1996   1997     1998      1999      2000
                                  ------ -------  -------  -------- ----------
                                        (in thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents........ $5,357 $   293  $ 3,324  $  6,307 $   94,003
Working capital (deficit)........  3,627  (2,272)  (1,459)  182,238    217,294
Total assets.....................  7,482   4,878   10,038   206,790  2,181,430
Convertible notes payable to
 shareholders....................    --      --     7,000       --         --
Redeemable common stock..........    --      --       117       --         --
Total shareholders' equity
 (deficit).......................  4,677    (158)  (4,783)  194,561  2,142,190

B. Capitalization and Indebtedness.

   Not Applicable.

C. Reasons for the Offer and Use of Proceeds.

   Not Applicable.

D. Risk Factors.

   Any investment in our Class A Ordinary Shares involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this annual report, before you decide whether to buy or sell our Class A Ordinary Shares. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any such case, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of the money you paid to buy our Class A Ordinary Shares.

We have a history of losses and may experience losses in the future

   We have incurred significant net losses since our inception and, at December 31, 2000, we had an accumulated deficit of approximately $391 million. We expect that we will continue to incur significant sales and marketing, product development and administrative expenses. As a result, we will need to generate significant revenue to achieve and maintain profitability. We cannot be certain that we will achieve, sustain or increase profitability in the future. Any failure to significantly increase revenue as we implement our product and distribution strategies would adversely affect our business, operating results and financial condition.

Our limited operating history and the risks we encounter as a relatively new company make the prediction of our future results difficult

   We began operations as an independent company in July 1996 and the OpenTV system was first deployed in mid-1997. Accordingly, we have a limited operating history, which makes the prediction of future results difficult. Our prospects must be considered in light of the risks frequently encountered by companies in an early stage of development, particularly companies in new markets such as interactive television. Our ability to achieve and sustain profitability will require, among other things:

  . widespread adoption of the OpenTV system by multiple industry participants and its acceptance by the television viewing public

  .  continued improvements to our technology and operations

  . the successful development and growth of our applications business as a complement to our platform products business

  .  our timely and successful response to competitive developments

  .  the attraction, retention and motivation of qualified employees

   If we fail to successfully meet these challenges, our financial performance may be adversely affected. Our failure to gain broad market acceptance would result in us being unable to successfully market and sell our products.

The market price of our Class A Ordinary Shares has fluctuated significantly and could fluctuate significantly

   Since our initial public offering in November 1999 until April 12, 2001, the market price as of closing of our Class A Ordinary Shares on the Nasdaq National Market has varied from a low of $7.63 to a high of $226.00. These price fluctuations, as well as price fluctuations on the Euronext Amsterdam N.V.'s stock market, or the AEX, on which rights in respect of our Class A Ordinary Shares are traded, have been or in the future could be a result of a number of factors, including:

  . variations in our operating results that may cause us to fail to meet analysts' or investors' expectations

  .  general economic and stock market conditions

  .  changes in financial estimates by securities analysts

  . earnings and other announcements by, and changes in market evaluations of, companies in the interactive television industry

  . the announcement and/or consummation of mergers or acquisitions with, or equity investments in, other entities

  . announcements by us or our competitors of technological innovations, new products or services

  .  changes in business or regulatory conditions that affect us

  . sales or proposed sales of substantial amounts of our Ordinary Shares by MIH Limited or Sun Microsystems or any of our other large shareholders

  .  the trading activity of our Class A Ordinary Shares

   The securities of many technology and Internet-related companies, including interactive television technology companies, have experienced and continue to experience extreme price and volume fluctuations, including significant downturns in their market price, often unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of these securities, shareholders have often instituted securities class action litigation against these companies. If we were to be involved in such a class action suit, it could have an adverse effect on our business, financial condition and results of operations.

Interactive television is a new and emerging business, and we cannot guarantee that it will attract widespread market acceptance or demand

   Our success depends upon, among other things, broad acceptance of the concept of interactive television by industry participants, including broadcast and pay-television networks, system operators and manufacturers of televisions and set-top boxes, and their ability to successfully market interactive television to television viewers and advertisers. To date, interactive television has been broadly accepted in many countries in Europe including the United Kingdom, France, Spain and Italy, but it has not yet been broadly accepted in other parts of the world. There have been several well-financed and high-profile, but unsuccessful, attempts in the United States to develop and deploy systems in the broad category of interactive television. Many key industry participants have avoided participating in interactive television for a variety of reasons, including:

  .  inconsistent quality of service

  .  need for new and expensive hardware in homes

  .  inadequate transmission facilities and broadcast centers

  .  complicated and expensive processes for creating interactive content

  .  inability to align the conflicting interests of various participants

  .  uncertain returns from interactive television-related investments.

   Accordingly, such participants may perceive interactive television negatively and be reluctant to participate.

The failure by network operators to select us as their interactive software platform will result in us being unable to penetrate new markets, including the United States market

   Our growth and future success depends substantially upon our ability to penetrate new markets and convince network operators to adopt and maintain their use of the OpenTV system. We have entered into a number of non-exclusive agreements with network operators providing for the launch of OpenTV-based interactive services. If network operators determine that our service is not viable as a business proposition or if they determine that the service does not meet their business or operational strategies, they will not choose, or may stop using, the OpenTV system as their interactive software platform.

   Furthermore, EchoStar (operator of the DISH Network) is currently the only major network operator in the United States with which we have an agreement to deploy the OpenTV system. If our partnership with EchoStar is not successful, or we are not able to form relationships with other United States network operators, including cable network operators, we may have a difficult time penetrating the United States market. If we are unable to penetrate the United States market, it will have an adverse effect on our business, financial condition and results of operations.

We have historically derived a significant portion of our revenue from a limited number of other customers, and the loss of any significant customers could have an adverse effect on our operating results

   We derived approximately 14% of our revenue during the fiscal year ended 2000 from one customer, Motorola. In addition, 26% of our revenue for the fiscal year ended 2000 consisted of royalties received from several customers that sell set-top boxes to British Sky Broadcasting (BSkyB). If BSkyB were to stop or reduce using our software platform, or stop or reduce purchasing set-top boxes containing our software, our royalty revenue as well as our expected applications and professional services revenue may significantly decline or not materialize, which could have an adverse effect on our business, financial condition and results of operations.

   Although we expect that our reliance on any particular customer will decline as the market for digital interactive television develops and our customer base expands, our failure to enter into a sufficient number of licensing agreements or sustain revenues from major customers during a particular period could have an adverse effect on our future operating results.

The market for our products and services is subject to significant competition, which could adversely affect our business

   We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources and a better recognized brand name than we do. Current and potential competitors in one or more aspects of our business include interactive television technology companies, Internet-related companies, broadband interactive service providers and information appliance technology vendors.

   Interactive television technology companies. Several companies have developed technologies relevant to interactive television. Microsoft and Liberate Technologies are software developers that are working to create interactive television solutions and that have established significant industry relationships that could hinder the adoption of the OpenTV system. Microsoft offers set-top boxes with Internet access, interactive program listings and simultaneous television and Internet usage. Microsoft has also acquired equity interests in several network operators. These investments may potentially give Microsoft influence in the network operator's choice of interactive software. With its vastly greater financial, technical and marketing resources, Microsoft will likely be a strong competitor in the market for interactive television software. Liberate is a software company that enables the delivery of Internet-enabled content and applications to information appliances. It licenses its software to network operators and information appliance and set-top box manufacturers. It has significant resources and relationships with U.S. and U.K. cable operators.

   Canal+ and Scientific-Atlanta are companies that have vertically integrated software for interactive television. Canal+ is also one of the largest network operators in Europe. It originally developed its Mediahighway interactive system for distribution on its pay-television platforms and has successfully marketed Mediahighway to a limited number of third parties. Scientific-Atlanta is one of the largest set-top box manufacturers in the world. Its PowerTV subsidiary has developed interactive software that is distributed with substantially all Scientific-Atlanta digital set-top boxes and is also licensed to other manufacturers.

   In addition, certain companies, such as NDS Ltd., a non-wholly owned subsidiary of News Corp., may attempt to expand from the conditional access and interactive application markets to the interactive television platform market. For example, NDS formed an alliance with Microsoft to promote a solution that would compete with our set-top box software platform.

   In the United States, Gemstar-TV Guide could potentially slow down the deployment of our interactive television software platform. Pursuant to a ten-year commitment, AT&T is currently deploying Gemstar-TV Guide's electronic program guide in all of its set-top boxes. Gemstar-TV Guide also has relationships with other network operators and has announced a 10-year agreement with Charter Communications. The memory-intensive characteristic of this application could preclude any other piece of software from co-existing with it in standard set-top boxes. Should Gemstar-TV Guide's application be rolled out systematically on Motorola's DCT-2000 set-top box, we could face a significant challenge in penetrating the U.S. cable market. In the future, Gemstar-TV Guide may choose to bundle its current programming guide application with middleware that would elevate its product to a proprietary portal, acting as a platform to launch newly-developed applications. If Gemstar-TV Guide pursues this strategy its offering would compete directly with the features provided by our middleware and applications.

   Internet-related companies. We face competition from Internet-related companies such as America Online, Yahoo! and Real Networks. These competitors are seeking to meld Internet browsing and traditional broadcast, cable or satellite television programming into a single medium, and to offer many services over the Internet which are similar to those enabled by OpenTV. For example, Real Networks offers technology enabling streaming video over the Internet. Additionally, interactive programming guides are available over the Internet from several sources. We believe that the Internet will continue to offer functionality that competes with OpenTV's products.

   Applications providers. We believe that our applications business has the potential to provide a substantial source of future revenue, and we face competition from numerous parties in this area. Companies that compete with our efforts to develop and launch applications on the OpenTV platform include dedicated applications providers (such as Gemstar/TV Guide, NDS, Worldgate, Telefonica, Agency.com and MetaTV), other middleware providers (such as Canal+, Liberate, Microsoft and PowerTV), content providers (such as America Online), and Internet-related companies (such as Yahoo!, Infospace and Excite@Home). We expect that competition in the area of applications will intensify as the market for interactive television services in general develops.

   Information appliance technology vendors. The market for Internet technologies and services is extremely competitive, and competition is likely to increase in the future. Our Device Mosaic and Prism technologies currently face competition from other information appliance technology vendors and service providers such as BSQUARE, Liberate, Microsoft, Oracle, Phone.com, Sun Microsystems, on-line service companies, Internet access providers and networking software companies. We anticipate additional competition from other established and emerging companies. Additionally, we consider a significant source of competition for our Internet solutions to be our customers' internal resources. We expect competition to persist and intensify as the information appliance market develops and competitors focus on additional product and service offerings.

   This rapidly evolving competitive landscape places significant pressure on us to properly direct the evolution of our products, industry relationships and business plan in order to compete effectively. If we fail to compete effectively, our business will suffer.

Our inability to properly manage our growth could adversely affect us

   Our development activities and operations have expanded rapidly since 1996, and in particular we completed a significant merger with Spyglass, Inc. in July 2000. We expect that significant further expansion will be necessary to meet our growth objectives and to take advantage of market opportunities. A significant portion of this growth has been international, a trend that can be expected to continue. Our expansion to date has placed substantial strain on our managerial, operational and financial resources and systems. To manage our growth, we must successfully implement, constantly improve and effectively utilize our operational and financial systems across international boundaries while aggressively expanding our workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while rapidly developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support this growth, and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities either in specific countries or on a worldwide basis. If our potential growth is not adequately managed, our business will suffer.

Rapid technological advances or the adoption of incompatible standards by our industry could render our products and services obsolete or non-competitive

   The migration of television from analog to digital transmission; the convergence of television, the Internet, communications and other media; and other emerging trends are creating a dynamic and unpredictable environment in which to operate. Our ability to anticipate these trends and adapt to new technologies is critical to our success.

   Recent attempts to establish industry-wide standards for interactive television software include an initiative by cable network operators in the United States to create a uniform platform for interactive television called Open Cable and an initiative by European industry participants to create a platform called "MHP". The establishment of these standards or other similar standards could hurt our business, particularly if our products require significant redevelopment in order to conform to the newly established standards.

   Any delay or failure on our part to respond quickly, cost-effectively and sufficiently to these developments could render our existing products and services obsolete or non-competitive and have an adverse effect on our business, financial condition and results of operations. We may have to incur substantial expenditures to modify or adapt our products or services to respond to these developments. We must stay abreast of cutting-edge technological developments and evolving service offerings to remain competitive and increase the utility of our services. We must be able to incorporate new technologies into the products we design and develop in order to address the increasingly complex and varied needs of our customer base.

Unanticipated fluctuations in our quarterly operating results could affect the market price of our Class A Ordinary Shares

   We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results and should not be relied on as an indication of future performance. If our quarterly operating results fail to meet the expectations of analysts, the trading price of our Class A Ordinary Shares could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this annual report, including many that are beyond our control.

   Our operating results may vary from quarter to quarter as a result of a number of factors, including:

  . the ability to enter into licensing and service agreements with new and existing customers

  . the number, size and scope of network operators deploying OpenTV-enabled interactive services and the associated rollout to subscribers

  . the rate of subscriber growth of network operators offering OpenTV-enabled interactive services

  .  changes in our relationships with network operators

  . increased competition in general and any changes in our pricing policies, relative to our historical policies, that may result from increased competitive pressure

  . potential downturns in our customers' businesses or in the domestic or international markets

  . changes in the mix of revenue attributable to domestic and international sales

  . changes in the mix of revenue attributable to higher-margin software license revenue as opposed to lower-margin service revenue

  .  the rate of expansion of our sales and support organizations

  .  varying budgeting cycles of our customers and potential customers

  . our ability to develop and introduce on a timely basis new or enhanced versions of our products that can compete favorably in the marketplace

  . the timing of revenue recognition associated with major licensing and service agreements

  .  the timing of upgrades by existing network operators

  .  software defects and other product quality problems

   A high percentage of our expenses, particularly compensation, is fixed in advance of any particular quarter. This means that any of the factors listed above could cause significant variations in our revenues and earnings in a particular given quarter. Any decline in revenues or a greater than expected loss for any quarter could cause the market price of our Class A Ordinary Shares to decline.

The interests of our majority owner may differ from yours and may result in us acting in a manner inconsistent with your general interests

   As of December 31, 2000, MIH Limited indirectly owned 98.6% of our outstanding Class B Ordinary Shares and 0.1% of our Class A Ordinary Shares, collectively representing 89.7% of the voting rights with respect to our Ordinary Shares. MIH Limited, which is publicly traded on the Nasdaq National Market and Euronext Amsterdam N.V.'s stock market, is controlled by MIH Holdings Limited, which is in turn controlled by Naspers Limited. Both MIH Holdings and Naspers are publicly traded on the Johannesburg Stock Exchange. As a result of its ownership of our Ordinary Shares, MIH Limited and its parent companies effectively control us and have sufficient voting power, without the vote of any other shareholder, to determine the outcome of any action requiring approval of our shareholders, including amendments to our Articles of Association and Memorandum of Association for any purpose (which could include increasing or reducing our authorized capital or authorizing the issuance of additional shares). In addition, our board of directors has a majority of members that are officers and/or directors of MIH Limited. MIH Limited has agreed not to cause us to take specified actions without the consent of certain of our shareholders. We engage in transactions with subsidiaries of MIH Limited and its parent companies in the ordinary course of business. The interests of MIH Limited and its parent companies may diverge from your interests, and they may be in a position to cause or require us to act in a way that is inconsistent with the general interests of the holders of our Class A Ordinary Shares.

Our strategic investors may acquire voting control of our company and, as a result, certain decisions may be made by them that may be detrimental to your interests.

   Our Class B Ordinary Shares are exchangeable for our Class A Ordinary Shares under certain circumstances. If MIH Limited, Sun Microsystems or a strategic investor that acquires Class B Ordinary Shares elects to exchange its Class B Ordinary Shares for Class A Ordinary Shares, certain of our strategic investors have the right to exchange their Class A Ordinary Shares for such Class B Ordinary Shares. The Class B Ordinary Shares entitle holders to ten votes per share while Class A Ordinary Shares entitle holders to one vote per share. As a result, these strategic investors could acquire the power to determine the outcome of any action requiring shareholder approval. The interests of these strategic investors and their parent companies could diverge from your interests, and they could be in a position to cause or require us to act in a way that is inconsistent with the general interests of the holders of our Class A Ordinary Shares.

We depend upon key personnel to manage and grow our business

   Our future success and performance is dependent on the continued services and performance of our executive officers and other key personnel. There is a shortage of qualified marketing, technical and financial personnel in our industry, and the competition for such personnel is intense. Accordingly, the loss of the services of any of our executive officers and other key employees could materially adversely affect our business.

We need to recruit and retain qualified personnel to successfully run and expand our business and our inability to do so may have an adverse effect on our business

   Our future success will depend in large part on our ability to attract and retain experienced technical, sales, financials marketing, and management personnel. New employees will generally require substantial training in the use of our products, which in turn will require significant resources and management attention. If we do not attract and retain such personnel, this could adversely affect our ability to grow our business.

   Moreover, our business requires highly trained consulting and support personnel to assist customers with installation and deployment. We will need to increase our consulting and support staff to support new customers and the expanding needs of our existing customers. Hiring consulting and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the digital interactive television and wireless communications markets, and we have experienced difficulty in recruiting qualified personnel, especially technical personnel. There is a risk that even if we invest significant resources in attempting to attract, train and retain these qualified personnel, we will not be successful in our efforts, which may have a negative effect on our business and future operating results.

   To achieve our business objectives, we may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could adversely affect our ability to attract necessary qualified personnel. This also may have a negative effect on our business and future operating results.

We may have difficulty consummating or integrating future acquisitions, and certain consequences of those acquisitions that we do complete could adversely affect our operating results

   In addition to our completed mergers with Spyglass and CableSoft Corporation, in the future we may acquire other businesses or new technologies. As a result of these acquisitions, we may need to integrate product lines, technologies, widely dispersed operations, and distinct corporate cultures. The product lines or technologies of the acquired companies may need to be altered or redesigned in order to be made compatible with our software products or the software architecture of our customers. These integration efforts may not succeed or may distract our management from operating our existing business. Our failure to successfully manage future acquisitions could seriously harm our operating results.

Our multinational operations expose us to certain financial and operational risks

   Our revenues are dependent upon our marketing efforts in a number of countries throughout the world, particularly the United Kingdom, the United States, France, Spain, South Africa, Italy, Australia, and Germany.

For the year ended December 31, 2000, approximately 30.7% of our revenues were attributable to the United Kingdom, 29.3% of our revenues were attributable to the United States and 40% of our revenues were attributable to other countries. In addition, we currently receive revenue denominated in euro and incur expenses in the local currencies of countries where we have established offices. Operations in several different countries expose us to a number of risks, such as:

  .  changes in legal and regulatory requirements

  .  export and import restrictions, tariffs and other trade barriers

  .  currency fluctuations and devaluations

  . difficulties in staffing and managing offices as a result of, among other things, distance, language and cultural differences

  .  longer payment cycles and problems in collecting accounts receivable

  .  political and economic instability

  .  potentially adverse tax consequences

   Any of these factors could have an adverse effect on our business, financial condition and results of operations.

Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our property and develop new technology may negatively affect us

   Our ability to effectively compete is dependent in part upon the maintenance and protection of our intellectual property, including technology we acquired through our merger with Spyglass. We rely on patent, trademark, trade secret, and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights in our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers, strategic partners and vendors, in an effort to control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our software and other proprietary information without authorization. Policing unauthorized use of our software and proprietary information is difficult. The steps we take may not prevent misappropriation of our intellectual property and the agreements we enter into may not be enforceable in some instances. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries or, alternatively, such protection may be difficult to enforce. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of our intellectual property rights and the proprietary rights of others. In addition, third parties may seek to challenge the validity and scope of our intellectual property rights. Such litigation could cause us to incur substantial costs and diversion of resources, which in turn could adversely affect our business.

   In the future, we may receive notices of claims of infringement of other parties' proprietary rights or claims for indemnification resulting from infringement claims. The emerging enhanced-television industry is highly litigious, particularly in the area of on-screen program guides. The defense of any such claims could cause us to incur significant costs and could result in the diversion of resources with respect to the defense of any claims brought, which could adversely affect our operating results and financial condition. As a result of such infringement claims, a court could issue an injunction preventing us from distributing certain products, which could adversely affect our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights in order to avoid any litigation. However, a license under such circumstances may not be available on commercially reasonable terms, if at all.

Government regulations may adversely affect our business

   The telecommunications, media, broadcast and cable television industries are subject to extensive regulation by governmental agencies. These governmental agencies continue to oversee and adopt legislation and regulation over these industries, which may affect our business, market participants with which we have relationships or the acceptance of interactive television in general. For example, the United States Federal Communications Commission has promulgated a Notice of Inquiry concerning the distribution and legal classification of interactive television services, as well as other policy and legal questions, which may lead to regulation in these areas. In addition, future legislation or regulatory requirements regarding privacy issues could be enacted to require notification to users that captured data may be used by marketing entities to target product promotion and advertising to that user. Any of these developments may adversely affect our business.

Because we are a British Virgin Islands company, you may not be able to enforce judgments against us that are obtained in United States courts

   We are organized under the laws of the British Virgin Islands (BVI). Several of our directors and executive officers reside outside the United States, and a portion of our assets is located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon such persons within the United States or to enforce against such persons judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

   We have been advised by our BVI counsel, Harney Westwood & Riegels, that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in BVI courts and that there is doubt as to whether BVI courts will enter judgments in original actions brought in BVI courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Because we are a British Virgin Islands company, you may have difficulty protecting your interests in respect of decisions made by our board of directors

   Our corporate affairs are governed by our Articles of Association and Memorandum of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our principal shareholders than shareholders would have as shareholders of a corporation incorporated in another jurisdiction.

Certain provisions contained in our charter documents could deter a change in control of OpenTV

   Certain provisions of our Articles of Association and Memorandum of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our Class A Ordinary Shares. The comparatively low voting rights of our Class A Ordinary Shares as compared to our Class B Ordinary Shares, as well as other provisions of our Articles of Association and Memorandum of Association, may delay, deter or prevent others from attempting to acquire control of OpenTV.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

   Our legal name is OpenTV Corp., and we were incorporated on September 30, 1999 as an international business company under the International Business Companies Act of the British Virgin Islands. The address of our registered office in the British Virgin Islands is c/o Havelet Trust Company (BVI) Limited, P.O. Box 3186,

Road Town, Tortola, British Virgin Islands, and the telephone number at that address is (284) 494-5471. Our principal place of business is located at the headquarters office of our principal operating subsidiary, OpenTV Inc., which is located at 401 East Middlefield Road, Mountain View, CA 94043 in the United States, and the telephone number at that address is (650) 429-5500.

Background

   THOMSON multimedia S.A. and Sun Microsystems, Inc. formed a joint development and marketing alliance in 1994 to produce software solutions for digital television. The alliance began shipping its first product line in March 1996. In July 1996, THOMSON multimedia and Sun Microsystems formed Thomson Sun Interactive, LLC, a new joint venture entity dedicated to digital interactive television.

   THOMSON multimedia and Sun Microsystems agreed with MIH Limited in June 1997 to convert Thomson Sun Interactive, LLC, into OpenTV, Inc., a newly formed Delaware corporation, and to transfer part of their interests in the enterprise to a subsidiary of MIH. These transactions were completed in early 1998. THOMSON multimedia sold the remainder of its interest in OpenTV, Inc. to MIH and Sun Microsystems in April 1999.

   In September 1999 OpenTV Corp. was formed to act as a holding company for OpenTV, Inc., which then became our principal operating subsidiary. We completed a strategic financing round in October 1999 and completed our initial public offering in November 1999.

   In July 2000, we completed our merger with Spyglass, a leading provider of strategic Internet consulting, software and professional services that enable content providers, service operators and device manufacturers to capitalize on the potential of the Internet.

   We are now the leading worldwide provider of software that enables digital interactive television. We build a complete software platform that enables digital interactive television and brings on-demand content to other digital communications devices. Our solutions address the needs of digital communications networks and include operating middleware, content applications, content creation tools, professional services expertise and strategic consulting.

   As of December 31, 2000, our software has been shipped with or installed in more than 13.9 million digital set-top boxes worldwide and has been selected by 40 digital cable, satellite and terrestrial communications networks in over 50 countries, including BSkyB in the United Kingdom; TPS and Noos in France; PrimaCom in Germany; Via Digital in Spain; Stream in Italy; DIRECTV(TM) Latin America LLC in Latin America; and EchoStar's DISH(TM) Network and USA Media Group in the United States. In addition, 31 digital set-top box manufacturers have licensed our software, and more than 900 developers have joined our OpenAdvantage program for independent application developers.

Recent Developments

   A summary of some of the more significant developments relating to us and our business that have occurred since January 1, 2000 is set forth below.

 Acquisition of Spyglass, Inc.

   On March 26, 2000, we signed a definitive merger agreement with Spyglass, Inc. to acquire all of Spyglass' outstanding common stock in a stock-for-stock transaction. The merger was consummated on July 24, 2000. Spyglass shareholders became entitled to receive 0.7236 of our Class A Ordinary Shares in exchange for each share of Spyglass common stock, resulting in an aggregate of approximately 12.7 million Class A Ordinary Shares issuable in the transaction. We also reserved approximately 2.5 million additional Class A Ordinary Shares for issuance upon the exercise of stock options and warrants of Spyglass that were assumed by us in the merger.

   As a result of our merger with Spyglass, we acquired Spyglass' Device Mosaic and Prism technologies, which we are incorporating into future versions of our set-top box software to enable full Internet web browsing. We use Spyglass' team of professional services specialists to serve our customer base of network operators and set-top box manufacturers. We believe the addition of this team of professionals will enable us to accelerate and simplify the process of integrating our set-top box software and our applications, as well as third-party applications, on their systems. In addition, we expect Spyglass Prism technology to position us as a key enabler in the delivery of Internet solutions to wireless devices. This technology enables web content to be reformatted so that it is accessible on cellular phones, handheld computers and other wireless devices.

 Sale of Acadia Venture (Spyglass DSIC, Inc.)

   By virtue of our merger with Spyglass, we acquired Spyglass' entire interest in Spyglass DSIC, Inc., a co-owned venture between Spyglass and General Instrument Corporation commonly referred to as "Acadia" that provides integration services for third parties developing applications for General Instrument's digital set-top boxes. In accordance with the terms of the venture's operating agreement, the closing of the Spyglass merger enabled General Instrument to exercise an option to purchase Spyglass' interest in Acadia. General Instrument exercised this option, and on November 13, 2000 we signed a definitive stock purchase agreement with General Instrument providing for the sale of Spyglass' interest in the venture to General Instrument for a purchase price of $5,000,000. The sale was completed on January 16, 2001.

 Creation of Spyglass Integration Venture

   On November 13, 2000, we established a co-owned venture with General Instrument named Spyglass Integration, Inc. for the purpose of providing integration, testing and development services to digital cable and satellite operators. We contributed 370,858 of our Class A Ordinary Shares for a 90% interest in this venture, which shares were then transferred to General Instrument in exchange for a three-year license of certain General Instrument patents on a royalty-free, worldwide, non-exclusive basis. General Instrument acquired the remaining 10% interest in the venture for a purchase price of $2,000,000.

 Acquisition of CableSoft Corporation

   On November 13, 2000, we signed a definitive merger agreement with CableSoft Corporation to acquire all of CableSoft's outstanding common stock in a stock-for-stock transaction. CableSoft is a leading provider of "on-demand information" software solutions for broadband network operators, and General Instrument was one of CableSoft's primary shareholders. Under the terms of this merger, which was completed on November 13, 2000, CableSoft shareholders became entitled to receive an aggregate of 1,342,134 of our Class A Ordinary Shares in exchange for all of their shares of CableSoft common stock. All of the outstanding convertible debt of CableSoft was converted into the right to receive an aggregate 87,430 of our Class A Ordinary Shares. In addition we reserved 148,031 of our Class A Ordinary Shares for issuance upon the exercise of the stock options of CableSoft that were assumed by us in the merger.

 Creation of OpenStar Venture

   On February 22, 2000, we entered into an agreement with EchoStar Communications Corporation and two of its subsidiaries (collectively "EchoStar") to develop a low-cost, hard-drive set-top box specification for the TV-viewing market in the United States and elsewhere throughout the world. EchoStar contributed to OpenStar Corporation, a newly formed subsidiary of EchoStar, a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar's existing intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, we purchased 50% of the OpenStar shares from EchoStar in exchange for 2,252,252 of our Class A Ordinary Shares and the contribution of a non-exclusive perpetual royalty-free worldwide license to certain OpenTV intellectual property to OpenStar.

Capital Expenditures

   Our principal capital expenditures for each of fiscal 2000, 1999 and 1998 were for computers and equipment, software, furniture and fixtures and leasehold improvements.

   In fiscal 2000, we spent approximately $3.79 million, $4.18 million, $0.70 million and $1.98 million, respectively, for computers and equipment, software, furniture and fixtures and leasehold improvements.

   In fiscal 1999, we spent approximately $1.48 million, $0.77 million, $0.16 million and $0.16 million, respectively, for computers and equipment, software, furniture and fixtures and leasehold improvements.

   In fiscal 1998, we spent approximately $1.39 million, $0.05 million, $0.07 million and $0.34 million, respectively, for computers and equipment, software, furniture and fixtures and leasehold improvements.

B. Business Overview.

Our Business

   We are the leading worldwide provider of software solutions that enable and manage digital interactive television, or iTV. We augment our core business with professional service support and iTV content offerings. As of the end of the year 2000, our software has been deployed worldwide on over 13.9 million set-top boxes, with 40 network operators in over 50 countries having selected our OpenTV Runtime software as their interactive platform. Our digital iTV solutions create the opportunity for a network operator to enhance a television viewer's experience by providing an audio and video television environment capable of supporting software applications for shopping, e-mail, games, banking and other interactive services.

   Our solutions are designed to enable network operators to deliver interactive content through a low-cost digital set-top box for viewing on existing analog televisions. Our software platform operates within the existing digital infrastructure, allowing network operators to deploy digital iTV services to a large number of viewers without incurring significant expenses for hardware or infrastructure upgrades. Our solutions are designed to function equally well with higher-powered set-top boxes so that a network operator will have the ability to offer a unified iTV service to its complete customer base. We have developed a software platform that can support and operate with alternate operating systems and hardware features such as a hard-drives for personal video recording and modems for web browsing on the Internet.

   We also offer software solutions for the delivery and management of interactive experiences on mobile/wireless devices through our Spyglass Prism and Device Mosaic products.

   We began expanding our applications business in late September 2000 through our OpenTVi division. OpenTVi is dedicated to developing a core suite of interactive applications. Once a network operator has instituted our core interactive software platform, we can then offer to that network operator a variety of integrated or modular applications such as email, commerce, games, customer service and personalized advertising delivery. The applications can be acquired in a generic format, or they may be customized by OpenTVi Studios, OpenTVi's production team. In addition, OpenTVi Studios offers producers and content developers customization services and support for creating interactive programming that can run on the OpenTV platform.

   We support our solutions with our professional services division, which assists network operators, set-top box manufacturers and service providers with integration and launch consulting.

The OpenTV System

   The OpenTV system consists of the following comprehensive set of software products designed to enable the development and delivery of iTV in a digital environment:

  . OpenTV Runtime. This is our specialized operating system, or middleware, that manages the interactive television environment.

  . OpenStreamer. This is our software that resides at a network operator's or e-commerce provider's central broadcasting facility or head-end and that enables real-time interactive services by mixing Internet content in with audio and video streams into subscriber homes.

  . OpenTV Publisher. This is our server software that enables real-time interactive services by accessing Internet content in an XML format and presenting it in a manner suitable for a typical television viewer.

  . Service Platform Suite. This is a suite of mostly server-based components designed to provide an extensible and modular solution that integrates commerce, advertising and communications functionalities into iTV applications.

  . Device Mosaic. This is an HTML-compatible Internet browser technology that enables television viewers to browse the World Wide Web on their television sets.

  . Spyglass Prism. This is a server-based content delivery and transformation platform that transforms richly formatted HTML-authored Internet content into an MPEG format for viewing on set-top boxes and information appliances.

  . Application Development Tools. These are our Software Developers Kit, OpenAuthor and OpenTV Developers Suite products, which enable network operators and third-party developers to author interactive television applications.

  . Applications for Interactive Television. These are our in-house iTV applications, developed by OpenTVi, often in collaboration with content and e-commerce partners, interactive television applications and services.

 OpenTV Runtime

   Our core product is our OpenTV Runtime software, a modular, easily ported, and easy-to-install software platform for the delivery of interactive television. OpenTV Runtime resides in each subscriber's set-top box where it coordinates the digital broadcast and interactive services offered to that subscriber.

   OpenTV Runtime is composed of a comprehensive set of software components that supports specialized digital interactive television features. It also includes an interpreter that translates between application software and the specific instruction set of the set-top box's processor on a real-time basis. OpenTV Runtime offers the following significant advantages for network operators:

  . Ease of Installation. OpenTV Runtime can either be loaded on a set-top box by its manufacturer or it can be downloaded by a network operator directly into digital set-top boxes in subscribers' homes by "flash downloads" that typically occur in early morning hours and that are completed within ten minutes, with minimal interruption to service. These downloads have already been successfully performed for initial installation and upgrades of OpenTV Runtime without any subscriber intervention. Using the flash download mechanism, network operators can upgrade field-deployed set-top boxes that incorporate the appropriate hardware to support these extensions as the subscriber base becomes ready for new services.

  . Maximum Flexibility and Compatibility. OpenTV Runtime is designed so that network operators can employ a wide variety of set-top box and head-end equipment brands, chip set vendors and conditional access systems. Accordingly, applications written for OpenTV Runtime can run on varying combinations of equipment on the same or different platforms. For example, BSkyB is running common applications across its system, even though the set-top boxes in its system are provided by five separate manufacturers.

  . Small Memory Footprint and Low Processing Power Requirements. OpenTV Runtime is currently designed to meet the market need for digital interactive services to run on a low-cost set-top box having low processing and hardware memory requirements. OpenTV Runtime uses the experience of digital streaming to effect this advantage by enabling the set-top box to acquire only the applications it needs at the time the subscriber desires them.

  . Broadcast Technology. Our broadcast technology is designed to limit bandwidth consumption and server usage. We achieve these goals through broadcasting a continual stream of interactive programming that viewers can select and access without delay.

  . Modular Architecture. OpenTV Runtime is based on modular architecture making it easy to upgrade and extend to cover new hardware and software features. New versions of OpenTV Runtime are compatible with earlier versions of OpenTV Runtime, allowing existing applications to operate on new versions of OpenTV Runtime without modification to the applications.

  . Television Protocol Compatibility. OpenTV Runtime interfaces with established television protocols, including MPEG.

  . Internet Protocol Compatibility. In addition to interactive television services, OpenTV Runtime is capable of providing key Internet applications, such as e-mail and chat. OpenTV Runtime also supports standard protocols such as TCP/IP and HTTP, in order to permit programming that leverages Internet technologies and e-commerce infrastructure.

  . Comprehensive Applications Programming Interfaces (API). Since our initial deployment of OpenTV Runtime, we have extended our APIs so that the system can run a wide array of services. For instance, TPS is currently running over 40 different interactive applications.

   Future Developments. We are currently shipping the third version of OpenTV Runtime. The first, OpenTV 1.0, was released in the second quarter of 1996 and was replaced by OpenTV EN1 in the second quarter of 1998. OpenTV EN1 features more advanced graphics, modem services, video synchronization and greater reliability than OpenTV 1.0. The newest product, OpenTV EN2, was released in the second quarter of 1999. OpenTV EN2 features upgraded modularity, new Internet protocol extensions, video scaling and graphic improvements.

   In the future, we intend to develop and offer two different types of OpenTV Runtime. The first type will retain the small footprint of the existing product and will be able to operate on platforms featuring affordable infrastructure and hardware. The second type will exploit the increased functionality of broadband networks and more sophisticated hardware, including set-top boxes with higher memory, hard drives and DVDs.

   As part of our partnership with Sun Microsystems, we have agreed to develop future versions of our OpenTV Runtime software that incorporate Sun's Java technology and are compatible with the appropriate JavaTV application programming interfaces. These versions will be dedicated to the next generation set-top box that, among other things, is expected to encompass larger memory and processing power. Software developers are able to write applications that will run on OpenTV Runtime as well as platforms from other vendors that are Java compatible. We believe this functionality will expand the number of third-party developers creating applications for our OpenTV system.

   We recently announced an agreement with Panasonic to develop a future version of our OpenTV Runtime software that includes support for the European DVD/MHP interactive television standard, which is also based on Java technology.

   Extensions. OpenTV Runtime's modular architecture supports extensions that can be chosen to achieve the exact product specification appropriate to a given network. Using this approach, our customers have the ability to tailor their solutions to particular cost, market and technical requirements while retaining the option to add features later when and if those parameters change. For example, we have developed personal video recording technology that will utilize a hard drive attached to the set-top box, enabling personalized television including time-shifting applications. In this regard, we entered into an agreement with EchoStar to develop a low-cost, hard-drive set-top box specification for the television-viewing market in the United States and elsewhere throughout the world. In addition, ViaDigital and BSkyB have announced their intention to offer their set-top box incorporating our integrated platform and personal video recording technology. In addition, we recently added extensions to our products to support broadband communication via cable modems, including both the European DVB and the United States Open Cable DOCSIS cable modem standards.

 OpenStreamer

   OpenStreamer is a system that resides at a network operator's or e-commerce provider's head-end and that is used to broadcast interactive content via standard digital broadcast facilities. As our second generation broadcasting product, OpenStreamer is a high-level software product that allows broadcasters to bundle data with audio and video signals for reception by OpenTV Runtime enabled digital receivers. OpenStreamer is capable of updating a data stream in real-time, allowing up-to-the-second transmission of sports scores, stock quotes or other time-sensitive data. For example, viewers watching a sporting event will be able to get updated selected statistics and scores from other games on demand rather than having to wait for the broadcaster to provide these updates.

   In addition to real-time data updates, OpenStreamer allows network operators to broadcast multiple streams of data reliably and efficiently. It reduces deployment and maintenance costs by relying on a single, OpenTV-supplied hardware architecture capable of interfacing with any standard multiplexer broadcast system.

   OpenStreamer consists of the following components:

  . Application Streamer software that runs the head-end portion of the OpenTV interactive application, responds to external data sources and updates data in real-time, and then plays out the stream to the broadcast streamer. We enable third parties to develop their own application streamers to help facilitate the proliferation of third-party applications.

  . Broadcast Streamer software that prepares the data from the application streamers for broadcast and outputs the streams to the broadcaster's hardware multiplexer.

 OpenTV Publisher

   OpenTV Publisher is an XML-based client-server solution that is designed to provide network operators with a development environment and software components that allow them to transform standard web-based content into media-rich, broadcast-ready iTV applications. OpenTV Publisher combines iTV technology with standard Internet protocols, uses worldwide web page paradigms, and supports dynamic, real-time content updates. OpenTV Publisher also uses advanced caching and pre-fetching techniques designed to optimize bandwidth requirements and improve access time to enhance the end-user's experience. OpenTV Publisher is integrated with OpenStreamer, which allows for the provision of a broad range of broadcast services with minimal integration work

 Service Platform Suite

   OpenTV's Service Platform Suite is an extensible and modular solution that we are developing to integrate commerce, advertising and communications functionalities into iTV applications. The Service Platform Suite is a collection of mostly server-based components located at a network operator's head-end. We anticipate releasing these components in three phases beginning in the second quarter of 2001.

   The Service Platform Suite is designed to allow network operators to build on their existing relationships with subscribers by managing and profiling viewers at an individual level. It proactively and effectively manages the set-top box return path and the flow of data coming back from end users. The Service Platform Suite also provides a solution that manages and implements advertisements across the entire advertising inventory within a network operator's portfolio of services and allows network operators to track purchases made by end users.

   The Service Platform Suite will consist of the following inter-operating software components:

  . OpenTV Runtime. Using OpenTV Runtime, the Service Platform Suite will provide a set of set-top box-based functionality available to applications (including third-party applications).

  . OpenTV Publisher. OpenTV Publisher will be used to develop and produce interactive content via standard digital broadcast facilities.

  . Service Gateway. The Service Gateway manages communication traffic and will able to translate transactions from the limited protocols supported by set-top boxes to standard Internet protocols such as HTTP. Content filters will translate content formats not supported by the set-top boxes into alternative formats that are supported by set-top boxes.

  . Transaction Manager. The Transaction Manager will create for network operators a record of commerce orders placed by content providers.

  . Viewer Manager. The Viewer Manager will profile a network operator's viewers at an individual level to simplify commerce transactions as well as to target advertising and commerce selections.

  . Advertising Manager. The Advertising Manager will oversee advertising assets and campaigns across a network operator's portfolio of services and support reporting and billing services.

  . Interactive Service Manager. The Interactive Service Manager will provide centralized management and administration of interactive services and help network operators to minimize operational costs.

 Device Mosaic

   Device Mosaic is both a stand-alone product as well as an integrated feature with our OpenTV Runtime software to enable television viewers to browse the World Wide Web from their television sets. Device Mosaic is fully compatible with the HTML format and well-suited for a set-top box since it requires relatively little memory. Device Mosaic's modular design makes it scalable across a broad range of information appliances, and specifically with television set-top boxes where such modular design allows for features to be added to support the latest needs of televisions and set-top boxes as they are developed. Device Mosaic is in SONY's most recent Cablevision set-top boxes, the Zenith Internet-ready television set, and the TiVo Personal Video Recorder.

 Spyglass Prism

   Spyglass Prism is a server-based content delivery and transformation platform designed to efficiently bring the Internet to information appliances. Spyglass Prism dynamically transforms richly formatted HTML-authored Web content into an MPEG format used in the OpenTV-enabled set-top boxes and televisions. It can also transform Internet content into formats such as WAP, which are compatible with the relatively limited display capabilities of information appliances such as mobile phones, navigation devices, and personal digital assistants. Spyglass Prism takes into account low bandwidth, high latency, length of memory and battery life, and other limitations by dynamically converting content for optimal delivery and display on a wide variety of information appliances.

 Application Development Tools

   We provide two different application development tools for authoring interactive television applications and content for use on the OpenTV system. The tools are used by network operators, independent application developers, and our own application developers. The OpenTV Software Developers Kit is targeted at sophisticated programmers, while OpenAuthor is designed for content developers with little or no programming experience. Our OpenTV Software Developers Kit and OpenAuthor can be purchased as part of a combined product called OpenTV Developers Suite.

   Software Developers Kit. OpenTV Software Developers Kit, or SDK, is a complete content development environment for programmers who want to create interactive television services that are high in graphic content and have the look and feel of television. SDK allows for numerous applications to be built directly using our applications programming interfaces. Applications developed with SDK make the most efficient use of a set-top box's limited memory and processing power, yet produce broadcast-quality television images.

   Software programmers can use the C programming language, the most commonly used language in the software industry, to develop OpenTV applications. These programmers benefit from SDK because it provides them with full and direct access to all the features of the OpenTV architecture. SDK provides graphical and command-line tools along with application program interfaces. These application program interfaces can be used to create compelling new interactive applications, including interactive advertising, gaming, shopping and information services.

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

   OpenAuthor has many competitive advantages, including giving users the ability to create media-rich, dynamic content without requiring knowledge of the specific capabilities of audio, video and graphic hardware within interactive digital receivers. Applications are created using a page-based paradigm that is already familiar to most users. Through its "plug-in" design, OpenAuthor can be extended by developers to create new features by developing and adding new pre-built components to OpenAuthor as application requirements grow. For example, all of BSkyB's interactive shopping services were built using OpenAuthor.

   OpenTV Developers Suite. OpenTV Developers Suite bundles the SDK together with OpenAuthor. Using both tools, a customer can extend the functionality of OpenAuthor by creating their own plug-in components. The plug-in design allows third parties to approach the performance of SDK-authored applications while maintaining the ease of use afforded by OpenAuthor.

 Applications for Interactive Television

   We develop and market interactive applications for use by our customers that populate iTV services. Our principal goal is to offer a set of core applications that we believe will be applicable across numerous platforms. Core applications are those that will have consistent appeal in multiple interactive television markets. These core applications can come in a generic form or they can be delivered customized to the network operator. Some of the applications that we are currently developing or offering to network operators include the following:

  . E-mail. Allows viewers to retrieve and review e-mail messages with a remote control and, using an infrared keyboard, send messages over the Internet.

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

  . Enhanced Television. Allows viewers to control the information on their television by interacting with graphical overlays that provide information without interrupting programming.

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

   As we continue to roll out our OpenTV solutions to more network operators, we expect to generate an increasing portion of our revenue from recurring revenue in advertising and transaction fees, as well as license fees and royalties, associated with our applications business. We intend to continue developing our strategic relationships with content providers in order to maximize the value of our OpenTV system for network operators.

Professional Services Consulting

   As a result of our merger with Spyglass, we have added a significant professional services consulting team to our business. Our combined team of professionals has been providing services that include custom engineering for defining, developing and delivering complete, end-to-end project solutions that help customers Internet-enable a variety of devices as well as deliver HTML-based applications to information appliances such as television set-top boxes and wireless phones.

   Our professional services consulting team is experienced in providing customers with comprehensive services throughout their product development cycle, from strategic consulting and design through custom application development and implementation, systems integration, quality testing and documentation, and support. These services have been provided on a project basis to assist customers in developing unique products or services utilizing Device Mosaic, Spyglass Prism and other third-party technologies.

   We plan to continue providing these professional services and, in particular, we intend to focus these services on iTV deployment projects, specifically in the area of systems integration, while promoting our in- house middleware and applications solutions. With the addition of the professional services team from Spyglass, we believe we will be able to deliver to our customers a more complete solution, and faster integration of our products into their systems. We also believe that offering these services will help to facilitate the adoption of our products in the marketplace, as we gain a better understanding of the specific technology needs of the interactive television industry and improve our ability to enhance the functionality and ease of use of our OpenTV Runtime software.

   We offer the following additional technical support programs to our customers:

  . Program Management. Assists network operators in their upgrade and launch of interactive services and interactive applications.

  . Integration Services. Provides support to set-top box manufacturers, chip set manufacturers and conditional access vendors as they port and integrate OpenTV Runtime into their programs.

  . Development Tools Technical Support. Provides user training seminars and coordinates bug-fixes and other support for our application development products.

   We believe that technical support is an important part of our relationship with our customers. Our technical support services are available during normal business hours or, for an additional fee, available on a 24-hour a day, 7-day a week basis. Customers electing to enter into support agreements with us receive free product updates and a reduced price on full upgrades.

Customer and Industry Relationships

   We have established significant relationships with network operators, set-top box manufacturers, chip set manufacturers, conditional access vendors and independent application developers around the world. Our customer and industry relationships include the following as of the end of December 2000:

  . 40 network operators that use or have committed to use our OpenTV Runtime software, generally along with our head-end software for broadcasting interactive content, our application development tools and other specially developed applications

  . 31 set-top box manufacturers that license OpenTV Runtime for distribution in their set-top boxes

  . nine chip set manufacturers that use our software tools to assure the compatibility of their products with our OpenTV Runtime

  . seven conditional access vendors with which we have worked to ensure the compatibility of our OpenTV system

  . several leading application and technology development companies with which we have strategic relationships

   Since the introduction of our OpenTV Runtime system in late 1996, our number of customers and the number of set-top boxes deployed with our software have both grown rapidly. The following table demonstrates our recent growth (all figures cumulative):

                                                                         Dec.
                                    June 30, June 30, June 30, June 30,  31,
                                      1997     1998     1999     2000    2000
                                    -------- -------- -------- -------- ------
   Network operators deploying
    OpenTV set-top boxes..........      2         7       13       23       31
   Set-top box manufacturers
    shipping......................      3         4       12       15       17
   Set-top boxes deployed (000s)..    252     1,121    3,501    9,321   13,900

 Network Operators

   Set-top boxes with our software have been deployed by 31 network operators in over 50 countries around the world. Another nine network operators are planning to deploy set-top boxes using the OpenTV platform within the next year. The following chart provides information about network operators that are currently using the OpenTV system:

       Network Operator              Country         Deployment      Type
   ------------------------  ----------------------- ---------- --------------
   TPS                       France                    Q4:96    Satellite
   MultiChoice South Africa  South Africa              Q2:97    Satellite
    (related party)
   Telia Infomedia TV        Sweden                    Q4:97    Cable
   France Telecom            France                    Q4:97    Cable
   Noos                      France                    Q4:97    Cable
   Tele Danmark Kabel-TV     Denmark                   Q1:98    Cable
   MultiChoice Middle East   Middle East               Q2:98    Satellite
    (related party)
   BSkyB                     United Kingdom            Q4:98    Satellite
   FUN (FreeTV)              Germany                   Q4:98    Satellite
   CBSat                     China                     Q4:98    Satellite
   Stream                    Italy                     Q1:99    Satellite
   Via Digital               Spain                     Q2:99    Satellite
   Austar                    Australia                 Q2:99    Satellite
   FOXTEL                    Australia                 Q2:99    Satellite
   Senda                     Sweden                    Q3:99    Terrestrial
   STAR Digital              Turkey                    Q3:99    Satellite/MMDS
   Image Wireless            Canada                    Q3:99    MMDS
   MultiChoice Hellas        Greece                    Q4:99    Satellite
    (related party)
   Casema                    Netherlands               Q4:99    Cable
   MediaKabel                Netherlands               Q4:99    Cable
   E-Vision                  United Arab Emirates      Q4:99    Cable
   PolSat                    Poland                    Q4:99    Satellite
   QuieroTV                  Spain                     Q1:00    Terrestrial
   EchoStar                  United States             Q2:00    Satellite
   Viasat Broadcasting       Scandinavian Region       Q3:00    Satellite
   Galaxy Satellite          Australia/United States   Q3:00    Satellite
    Broadcasting (TVB)
   Irish Multichannel        Ireland                   Q3:00    MMDS
   PrimaCom                  Germany                   Q4:00    Cable
   DigiTurk                  Turkey                    Q4:00    Satellite
   Galaxy Latin America      Latin America             Q4:00    Satellite
    (DirecTV)
   ntl France                France                    Q1:01    Cable

   The following nine network operators are planning to launch digital interactive services on our OpenTV platform within the next year:

                Network Operator                Country         Type
     --------------------------------------  ------------- ---------------
     Bell ExpressVu                          Canada        Satellite
     Golden Channels                         Israel        Cable
     Media Corporation                       Singapore     Terrestrial
     Pacific Digital Media                   Taiwan        Satellite
     Shaw Communications                     Canada        Cable/Satellite
     Sky New Zealand                         New Zealand   Satellite
     United Broadcasting Corp. (UBC)         Thailand      Cable/Satellite
     United Pan-Europe Comm. (UPC)/Wizja TV  Poland        Satellite
     USA Media Group                         United States Cable

 Set-Top Box Manufacturers

   We market and license our OpenTV Runtime software and our software development tools to digital set-top box manufacturers. With our modular software platform that can be easily ported, we have been able to establish relationships with 31 set-top box manufacturers. We believe that our extensive base of relationships with set-top box manufacturers is an important advantage of the OpenTV system as it provides network operators with a broad choice of compatible, competitively priced hardware alternatives.

   The following table lists the set-top box manufacturers that have completed porting and integration of our software and have begun shipments of OpenTV-enabled set-top boxes.

                    Manufacturer              Shipping Began
       -------------------------------------- --------------
       Sagem                                      Q4:96
       UEC Technologies                           Q1:97
       Pace Micro Technology                      Q2:97
       Asia Digital Broadcast                     Q3:97
       Amstrad (Manufactured by Samsung)          Q4:98
       Grundig                                    Q4:98
       Humax Electronics                          Q4:98
       Matsushita/Panasonic                       Q4:98
       Samsung Electro-Mechanics Company          Q4:98
       THOMSON Multimedia                         Q4:98
       Italtel                                    Q1:99
       EchoStar                                   Q2:99
       Nokia Satellite Systems                    Q3:99
       Visionetics                                Q4:99
       Galaxis                                    Q2:00
       Sony                                       Q3:00
       Philips                                    Q4:00

   We are continuing to build relationships with additional set-top box manufacturers by targeting certain strategic vendors. The following manufacturers have signed licensing agreements with us and we expect them to begin producing set-top boxes containing our OpenTV Runtime software in the near future once the porting and integration of our software has been completed:

     Avias Technology International         General Instrument
     CPS Europe                             Tae Young Telstar
     Daewoo Electronics                     Technisat Digital
     Digital World                          TechSan Electronics
     Hughes Network Systems                 Zenith Electronics*
     Hyundai Digital Technology             Zinwell
     Interisa Electronica
     KiRyung Electronics

*  agreement assigned to General Instrument

 Chip Set Manufacturers

   We also license our software tools to chip set manufacturers to ensure the compatibility of their products with the OpenTV system. By doing so, we are able to maximize the portability and compatibility of the OpenTV system. Our relationship with chip set vendors helps us anticipate the evolution of their products 12 to 24 months in advance, giving us time to plan enhancements to our OpenTV system that will take advantage of the chip set vendors' new product features. Furthermore, some of these vendors have developed software that is embedded into their chip sets and designed to work with the OpenTV platform as a means to minimize time-to-market and technical risk for hardware manufacturers. To date, the following chip set manufacturers have licensed our software tools:

     Conexant                               NEC Electronics (UK)
     Fujitsu Microelectronics               ST Microelectronics
     IBM                                    Toshiba
     Infineon                               VLSI Technology
     LSI Logic

 Conditional Access Vendors

   Conditional access vendors produce systems that scramble and decode information streams to prevent access by unauthorized parties. We have developed relationships with seven conditional access vendors that have licensed our software tools or with which we have consulted to ensure the compatibility of their products with our OpenTV system. Since the ability to integrate with multiple conditional access systems is difficult to achieve, we believe our relationships with these vendors are an important competitive advantage. The following conditional access vendors have ensured the compatibility of their systems with our OpenTV system:

     France Telecom                         NDS
     Motorola                               Philips
     Mindport (related party)               Telenor
     Nagra USA

 Selected Application and Technology Partners

   We are pursuing strategic relationships with leading application and technology providers that can create complementary applications for our software platform. For example, we entered into a partnership with Diva that will enable their video-on-demand technology to integrate with our OpenTV Runtime software in today's low-cost set-top boxes. Because of our leadership position in the interactive television space, we are typically able to structure these relationships as revenue sharing arrangements. In addition to our other strategic relationships, we have entered into strategic relationships with the following application and technology providers:

                    Company                                  Application
   ------------------------------------------  ----------------------------------------
   Commerce TV                                 Transaction management
   Digital ADCO joint venture (Motorola/ACTV)  Interactive advertising
   Diva                                        Video on demand
   Health Hero                                 Health and wellness programming
   ICTV                                        Internet web browsing
   Lagardere                                   Automotive and women's style programming
   Visiware                                    Games
   Wink                                        Transaction management
   World Theater                               Music

 Independent Application Developers

   Numerous independent application developers have begun authoring programs for use with the OpenTV system, with many of these developers using our application development tools. We believe the proliferation of independent developers will facilitate the acceptance of the OpenTV system to the extent that it results in the availability of a rich and diverse set of applications. To this end, we have created the OpenAdvantage program for independent developers that create applications for the OpenTV system. The OpenAdvantage program provides its members, more than 900 independent developers, with various OpenTV-related resources, including access to pre-release versions of our software tools and certification of applications authored using our application development tools.

Sales and Marketing

   Our sales force is organized geographically with offices in Mountain View, California; London, England; Paris, France; Seoul, South Korea; Beijing, China; Tokyo, Japan; Sydney, Australia; Munich, Germany; and Madrid, Spain. We expect to open additional United States and international offices in the future, from time to time, as the circumstances of our business may require. Our sales efforts are primarily focused on network operators, because we believe they heavily influence the adoption of our OpenTV system. Secondarily, we are focusing our sales efforts on system integrators and set-top box manufacturers.

   We focus our marketing efforts on the following activities:

  . promoting the OpenTV brand with network operators, set-top box manufacturers, advertisers and the creative and financial communities

  . educating key communities on our products and services using targeted media

  . providing our developers with marketing information for the development of compelling products and services, including upgrades and updates

In addition, we have an affiliate and partner marketing group that coordinates our activities with customers after an initial sale has been made. This group extends our marketing reach through joint marketing campaigns with customers, assists in campaigns to educate subscribers on the use of our products and focuses on the establishment of our brand.

Competition

   We face competition from a number of companies in the new and rapidly evolving digital interactive television and information appliance markets. We expect to face significant barriers in our efforts to secure broad market acceptance of our products, including intense competition at several different levels. Current and potential competitors in one or more aspects of our business include dedicated interactive television technology companies, Internet-related companies, broadband interactive device providers and information appliance technology lenders. These competitors are more fully described under Item 3.D in the section entitled "Risk Factors--The market for our products and services is subject to significant competition, which could adversely affect our business."

C. Organizational Structure.

   The chart below sets forth the organizational structure of OpenTV Corp. and its subsidiaries. All of our subsidiaries are wholly-owned, except for Spyglass Integration, Inc., of which OpenTV US Holdings, Inc. owned 90% as of December 31, 2000, and except for OpenTV Inc., of which OpenTV US Holdings, Inc. owned 88% as of December 31, 2000. The minority shareholders in OpenTV, Inc. have the right to exchange their shares in OpenTV, Inc. for shares in OpenTV Corp., generally on a one-for-one basis.

[Chart depicting organizational structure of OpenTV Corp. and its direct and indirect subsidiaries, including (i) OpenTV, Inc., a Delaware corporation, (of which OpenTV US Holdings, Inc., a wholly-owned subsidiary of OpenTV Corp. and a Delaware corporation, owned 88% as of December 31, 2000), and (ii) Spyglass, Inc., a Delaware corporation, (of which OpenTV US Holdings, Inc. owned 100% as of December 31, 2000).]

D. Property, Plants & Equipment.

   Our corporate headquarters and executive offices are in Mountain View, California, where we occupy approximately 78,257 square feet of space under three separate leases. The first lease is for 36,257 square feet of space and expires on October 31, 2004. The second lease is for 25,000 square feet of space and also expires on October 31, 2004. The third lease is for 17,000 square feet of space and expires on August 31, 2003.

   In addition to our corporate headquarters, we have other domestic offices in Naperville, Illinois; Lexington, Massachusetts; Burlington, Massachusetts; Cambridge, Massachusetts; Menlo Park, California, and international offices in London, England; Berkshire, England; Paris, France; Seoul, South Korea; Beijing, China; Tokyo, Japan; Sydney, Australia; Munich, Germany and Madrid, Spain.

   We expect that we will from time to time open additional U.S. and international offices in the future as the circumstances of our business may require.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

Revenues

   We currently generate revenues from the following sources:

  . royalties from the delivery of our OpenTV Runtime software in set-top boxes

  .  license fees for our software products, and

  . fees for professional services, training, and maintenance and software development services

   We adopted the provisions of Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 delineates the accounting for software products, products including software that is not incidental to the product, and maintenance revenues. Under SOP 97-2, we recognize product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivables is probable. We recognize royalties upon notification from licensees of revenues earned.

   For contracts with multiple obligations (e.g., maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, we recognize revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No 98-9, "Modification of SOP No 97-2 with Respect to Certain Transactions." Generally we have vendor-specific objective evidence of fair value for the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, we defer the maintenance revenue at the outset of the arrangement and recognize it ratably over the period, during which the maintenance is to be provided, which generally commences on the date the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. We recognize revenue allocated to maintenance and support fees, for ongoing customer support and product updates, ratably over the period of the relevant contract. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, we recognize revenue as the related services are performed. Maintenance and consulting services revenues are included in services and other revenue.

   For product licenses sold with integration services, we recognize revenue based on the completed contract method. Revenue from software development contracts of less than six months duration is recognized based on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from integration services and software development contracts are included in services and other revenue.

   Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. Related costs are reported as cost of service revenues. Professional services revenues are included in services and other revenue.

   We enter into arrangements with network operators whereby we license our application software to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where we have delivered all of the software under the arrangement, we recognize the revenue as the network operator reports to us our revenue share, which is done generally on a quarterly basis. Under arrangements where we have committed to deliver unspecified future applications, we recognize the revenue earned on the delivered applications on a subscription basis over the term of the arrangement.

   Revenue from the sale of hardware components and manuals are recognized upon shipment and included in services and other revenue.

Operating expenses

   We have no cost of revenue associated with royalties. Cost of revenue for software license fees includes direct costs of packaging, printed documentation and third-party royalties. To date, these costs have been immaterial. Cost of revenue for services consists primarily of headcount-related expenses, costs related to outside consultants, travel and overhead associated with software development, program management, customer and technical support and training.

   Research and development expenses consist primarily of salary and other related costs for personnel and independent consultants for our development efforts. We believe that continued investment in research and development is critical to attaining our strategic objectives. We plan to increase the level of research and development expenses, both to develop new versions of the OpenTV Runtime system and to create interactive applications and services.

   Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force and marketing staff, and marketing programs, including tradeshows, public relations and marketing materials. We plan to increase the level of sales and marketing expenses, as we increase spending on advertising and marketing programs to build the OpenTV brand and establish additional international sales and support offices to expand our presence in new geographic markets.

   General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, human resources legal, systems operations and facilities. We expect general and administrative expenses to grow to support a larger number of OpenTV employees worldwide.

   Non-cash expenses include amortization of intangibles, amortization of goodwill, amortization of stock-based compensation and non-cash warrant expense. Amortization of intangibles includes the amortization of acquired intellectual property. Amortization of stock-based compensation includes the amortization of deferred compensation, which represents the difference between the exercise price and deemed fair market value for options to purchase shares granted to our employees and the fair value attributable to options granted to non-employees. Non-cash warrant expense represents the fair value of warrants issued to strategic investors.

 Losses

   From inception through December 31, 2000, we have an accumulated deficit of $391.3 million, and have not achieved profitability on a quarterly or annual basis.

Results of Operations

   The following table sets forth the results of our operations. The historical results are not necessarily indicative of results to be expected for any future period.

                           Year Ended December 31,          Year Ended December 31,
                         -----------------------------  ------------------------------------
                           1998      1999      2000        1998         1999         2000
                         --------  --------  ---------  ----------   ----------   ----------
                          (amounts in thousands of
                                U.S. dollars)            (percentage of total revenues)
Revenues:
 Royalties.............. $  2,788  $ 14,782  $  29,898          29%          57%          47%
 License fees...........    1,578     2,964     13,444          17           11           21
 Services and other.....    5,102     8,205     19,805          54           32           32
                         --------  --------  ---------  ----------   ----------   ----------
  Total revenues........    9,468    25,951     63,147         100          100          100
                         --------  --------  ---------  ----------   ----------   ----------
Operating expenses:
 Cost of services and
  other revenues
  (exclusive of $53 and
  $2,603 share-based
  compensation in 1999
  and 2000).............    4,736     5,949     15,454          51           23           25
 Research and
  development (exclusive
  of $662 and $1,538
  share-based
  compensation in 1999
  and 2000).............    7,514    13,172     34,062          79           51           54
 Sales and marketing
  (exclusive of $556 and
  $2,100 share-based
  compensation in 1999
  and 2000).............    7,418    11,415     26,381          78           44           42
 General and
  administrative
  (exclusive of $13,
  $11,827 and $8,185
  share-based
  compensation in 1998,
  1999 and 2000)........    3,982     5,971     14,160          42           23           22
 Amortization of
  goodwill..............      --        --     169,284         --           --           268
 Amortization of
  intangibles...........      --      1,210      6,226         --             5           10
 Amortization of share-
  based compensation....       13    13,098     14,426         --            50           23
 Non-cash warrant
  expense...............      --     68,569     24,908         --           264           39
                         --------  --------  ---------  ----------   ----------   ----------
  Total operating
   expenses.............   23,663   119,384    304,901         250          460          483
                         --------  --------  ---------  ----------   ----------   ----------
Loss from operations....  (14,195)  (93,433)  (241,754)       (150)        (360)        (383)
Interest income.........      --        898     12,232         --             3           19
Interest expense........      (75)      (73)       --          --           --           --
Other income (expense),
 net....................       68        (2)      (111)        --           --           --
Investment loss.........      --        --     (11,687)        --           --           (19)
Minority interest.......      --      2,153         34         --             8          --
                         --------  --------  ---------  ----------   ----------   ----------
Loss before income
 taxes..................  (14,202)  (90,457)  (241,286)       (150)        (349)        (383)
Income tax benefit......      --        --         509         --           --           --
                         --------  --------  ---------  ----------   ----------   ----------
Net loss................ $(14,202) $(90,457) $(240,777)       (150)%       (349)%       (383)%
                         ========  ========  =========  ==========   ==========   ==========

 Revenues

   Our revenues increased 143% from $26.0 million for the year ended December 31, 1999 to $63.1 million for the year ended December 31, 2000. The overall increase in total revenue was in part due to the Spyglass acquisition on July 24, 2000, higher royalties from increased deployments and increased license fees. As a result of the Spyglass acquisition, revenues from the United States as a percentage of total revenues increased from 7% in 1999 to 29% in 2000. Total revenues increased 174% from $9.5 million for the year ended December 31, 1998 to $26.0 million for the year ended December 31, 1999. For the year ended December 31, 2000, Motorola accounted for 14% of total revenues.

   Royalties. Royalties increased 102% from $14.8 million for the year ended December 31, 1999 to $29.9 million for the year ended December 31, 2000. The $15.1 million increase was attributable to greater deployments of set-top boxes from 3.2 million during the year ended December 31, 1999 to 6.6 million during the year ended December 31, 2000. Royalties increased 430% from $2.8 million for the year ended December 31, 1998 to $14.8 million for the year ended December 31, 1999. The $12.0 million increase was attributable to significant growth in deployments by our leading network operator BSkyB, an increase in the number of network operators deploying OpenTV from 10 to 20, and an increase in our average royalty rate.

   License fees. License fees increased 354% from $3.0 million for the year ended December 31, 1999 to $13.4 million for the year ended December 31, 2000. The $10.4 million increase was primarily attributable to $7.1 million from the sale of Device Mosaic, a Spyglass product, and a year-over-year 200% increase in the sale of OpenStreamer and SDK products. License fees increased 88% from $1.6 million for the year ended December 31, 1998 to $3.0 million for the year ended December 31, 1999. This $1.4 million increase was attributable to a 78% increase in the sale of our SDK product, and the launches of OpenAuthor and OpenStreamer during the first quarter of 1999.

   Services and other revenues. Services and other revenue increased 141% from $8.2 million for the year ended December 31, 1999 to $19.8 million for the year ended December 31, 2000. The $11.6 million increase was primarily attributable to our professional services revenues. We were able to expand our interactive television professional services business by accessing Spyglass' management expertise, personnel and current base of professional services customers. Services and other revenue increased 61% from $5.1 million for the year ended December 31, 1998 to $8.2 million for the year ended December 31, 1999. The $3.1 million increase was primarily attributable to $900,000 of revenues recognized in 1999 under a long-term software development contract, an increase in demand for services due to a larger customer base, and an increase of $2.2 million in maintenance and support revenues.

 Operating expenses

   Our total operating expenses increased 155% from $119.4 million for the year ended December 31, 1999 to $304.9 million for the year ended December 31, 2000. Excluding non-cash charges associated with amortization of goodwill and other intangibles, share-based compensation and warrant expense, our total operating expenses increased 147% from $36.5 million for year ended December 31, 1999 to $90.1 million for the year ended December 31, 2000. The overall increase in total operating expenses was primarily due to the Spyglass business and increased headcount. Total operating expenses increased 405% from $23.7 million for the year ended December 31, 1998 to $119.4 million for the year ended December 31, 1999. Excluding non-cash charges associated with share-based compensation, warrant expense and amortization of intangibles, our total operating expenses increased 54% from $23.7 million for the year ended December 31, 1998 to $36.5 million for the year ended December 31, 1999 due to increased headcount, investment in research and development, and marketing.

   Cost of services and other revenue. Our total cost of services and other revenues increased 160% from $5.9 million for the year ended December 31, 1999 to $15.4 million for the year ended December 31, 2000. The $9.5 million increase was attributable to the related costs associated with providing professional services which began in the third quarter of 2000, and an increase in the number of personnel. Cost of services and other revenues increased 26% from $4.8 million for the year ended December 31, 1998 to $5.9 million for the year ended December 31, 1999. The $1.1 million increase was attributable to an increase in demand for services due to a larger customer base and related increase in the number of personnel.

   Research and development. Research and development expenses increased 159% from $13.2 million for the year ended December 31,1999 to $34.1 million for the year ended December 31, 2000. The $20.9 million increase was attributable to an increase in the number of personnel developing new products, $1.0 million of in-process technology costs related to the Spyglass acquisition and a $2.3 million non-recurring development fee related to warrants issued to General Instruments Corporation. Research and development expenses increased 75% from $7.5 million for the year ended December 31, 1998 to $13.2 million for the year ended December 31, 1999. The $5.7 million increase was primarily due to an increase in the number of personnel developing enhanced functionality for OpenTV Runtime and related software applications.

   Sales and marketing. Sales and marketing expenses increased 131% from $11.4 million for the year ended December 31, 1999 to $26.4 million for the year ended December 31, 2000. Sales and marketing expenses increased 54% from $7.4 million for the year ended December 31, 1998 to $11.4 million for the year ended December 31, 1999. The $15.0 million and $4.0 million increases in fiscal year 2000 and 1999, respectively, were primarily attributable to the initiation of new marketing programs, an increase in the number of personnel, and opening of new overseas sales offices. In fiscal year 2000, we also incurred additional marketing expenses to support our corporate rebranding initiative, resulting from the Spyglass acquisition.

   General and administrative. General and administrative expenses increased 137% from $6.0 million for the year ended December 31, 1999 to $14.2 million for the year ended December 31, 2000. The $8.2 million increase was primarily due to an increase in the number of personnel, and general and administrative costs related to the acquisition of Spyglass. General and administrative expenses increased 50% from $4.0 million for the year ended December 31, 1998 to $6.0 million for the year ended December 31, 1999. The $2.0 million increase was primarily due to an increase in the number of personnel.

   Amortization of goodwill. Goodwill is stated at cost less accumulated amortization. In fiscal year 2000, we acquired Spyglass and CableSoft resulting in $1.9 billion and $36.0 million of goodwill, respectively. Goodwill was determined based on the residual difference between the amount of consideration paid, including certain acquisition-related costs, and the values assigned to identified net tangible and intangible assets. The amortization of goodwill related to these acquisitions is being amortized over five years on a straight-line basis and totaled $169 million in fiscal year 2000.

   Amortization of intangibles. Intangible assets, which are principally acquisition-related, are stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over the estimated benefit periods of 1.5 to 5 years. Cost of intangible assets as of December 31, 1999 and 2000 was $7.8 million and $79.7 million, respectively. Amortization expense for the years ended December 31, 1999 and 2000 was $1.2 million and $6.2 million, respectively.

   Amortization of share-based compensation. We recorded a deferred compensation charge of $24.7 million related to the Spyglass acquisition for the year ended December 31, 2000. We recorded a deferred compensation charge of $22.5 million for the year ended December 31, 1999, representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to our employees and the fair value attributable to options granted to non-employees. We recorded a deferred compensation charge of $49,000 for the year ended December 31, 1998. Share-based compensation of $2.6 million, $1.5 million, $2.1 million, and $8.2 million was amortized over the vesting period to cost of services and other revenues, research and development, sales and marketing, and general and administrative expenses, respectively, for the year ended December 31, 2000. Share-based compensation of $53,000, $662,000, $556,000, and $11.8 million was amortized to cost of services and other revenues, research and development, sales and marketing, and general and administrative expenses, respectively, for the year ended December 31, 1999. Share-based compensation of $13,000 was amortized to general and administrative expenses for the year ended December 31, 1998.

   Non-cash warrant expense. In October 1999, we completed a private placement of Series C-1 and Series C-2 Convertible Preference Shares with warrants. The fair value attributable to the warrants of $63.9 million was recorded in operating expenses as a non-cash warrant expense in the year ended December 31, 1999. The warrants were valued using the Black Scholes option pricing model.

   In November 1999, we issued warrants to purchase 700,000 Class A Ordinary Shares to General Instrument Corporation. The fair value attributable to the performance warrants of $37.5 million was recorded in the year ended December 31, 1999. This fair value was calculated at each reporting date using the Black Scholes option pricing model. The resulting warrant expense was amortized on a straight line basis over a period of 18 months. Accordingly, $4.7 million and $24.9 million were amortized as non-cash warrant expense for the years ended December 31, 1999 and 2000, respectively. In addition, $7.9 million was credited to additional paid-in capital in 2000 due to the change in value of shares.

   Interest and other income (expense), net. Interest income increased from $0.9 million for the year ended December 31, 1999 to $12.2 million for the year ended December 31, 2000. The $11.3 million increase was primarily due to the increase in cash equivalents and short-term and long-term debt security investments in fiscal year 2000. Interest income increased from zero for the year ended December 31, 1998 to $0.9 million for the year ended December 31, 1999. The increase was primarily due to the investment of proceeds from our sale of convertible preference shares and our initial public offering. Interest expense on the convertible notes payable to shareholders was $75,000 for the year ended December 31, 1998 and $73,000 for the year ended December 31, 1999.

   Investment loss. We incurred a loss of $11.7 million for the year ended December 31, 2000, $10.0 million related to the impairment of two long-term private equity investments and $1.7 million was realized on the sale of marketable equity securities.

   Minority interest. In November 2000, we entered into a series of definitive agreements with Motorola, Inc. and its subsidiary General Instrument Corporation. One of the agreements provided for the establishment of a co-owned venture, Spyglass Integration Inc. (formerly known as OpenTV Integration Company), for the purpose of providing integration, testing and development services for digital cable and satellite operators. The establishment of this venture resulted in the recognition of a minority interest of $34,000 for the year ended December 31, 2000.

   Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority shareholder of OpenTV, Inc. exchanged its shares of common stock in OpenTV, Inc. for Ordinary Shares in OpenTV Corp. The exchange resulted in the recognition of a minority interest of $2.2 million for the shareholders remaining at the OpenTV, Inc. level for the year ended December 31, 1999.

   Income taxes. We recognized an income tax benefit of $0.5 million in 2000. The income tax benefit is comprised of $1.1 million in current tax provision, offset by $1.6 million in deferred tax benefit. There was no income tax expense in 1998 and 1999 since we incurred operating losses.

B. Liquidity and Capital Resources.

   Since inception, we have financed our operations largely through equity transactions and short-term loans from shareholders. At December 31, 2000, we had an accumulated deficit of $391.3 million and cash and short-term marketable debt securities of $209.4 million.

   Our operating activities utilized cash in the amount of $11.0 million, $8.4 million and $7.4 million for the years ended December 31, 1998, 1999 and 2000, respectively. The net cash utilized during the years ended December 31, 1998 and 1999 was primarily to fund our research and development and marketing efforts. The net cash utilized during the year ended December 31, 2000 was due to the expansion of our company worldwide and the costs related to develop, produce and market our products and services.

   Net cash utilized for investing activities was $2.6 million and $183.3 million for the years ended December 31, 1998 and 1999, respectively. Net cash of $81.6 million was provided from investing activities for the year ended December 31, 2000. The net cash utilized for the year ended December 31, 1998 was primarily for the purchase of computer systems and equipment. The net cash utilized for the year ended December 31, 1999 was primarily for the purchase of short-term marketable debt securities. The net cash provided for the year ended December 31, 2000 was primarily acquired from Spyglass.

   Net financing activities provided cash of $16.8 million, $194.6 million and $14.1 million for the years ended December 31, 1998, 1999 and 2000, respectively. The net cash provided in 1998 was from notes payable to shareholders of $7.0 million and payment on a receivable from a shareholder of $9.7 million. Net cash provided in 1999 was from our initial public offering of Class A Ordinary Shares for net proceeds of $157.0 million and the sale of the sale of convertible preference shares for net proceeds of $31.3 million. Net cash provided in 2000 was primarily from stock options and warrants exercised.

   We believe that our cash resources and available credit facilities will be sufficient to meet anticipated cash needs for working capital and capital expenditures for at least the next twelve months from the date of this filing.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended, is effective for all quarters of fiscal years beginning after June 15, 2000. To date, we have not entered into any derivative financial instrument contracts. Thus, we believe that SFAS No. 133 will not have a material impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a material effect on our financial position or results of operations.

C. Research and Development, Patents & Licenses, etc.

   As a result of sustained research and development efforts over the past several years, we have built a substantial intellectual property portfolio. We currently have 34 patents issued in the United States, with another 55 pending. We are also filing and have been granted patents internationally in all the major markets where we intend to be active. We believe that our patent portfolio protects many of the key elements necessary to support digital interactive television.

   Our ability to compete is dependent in part upon our ability to protect and further mature our internally developed intellectual property. We rely on patent, trademark, trade secret and copyright law, as well as confidentiality procedures and licensing arrangements to establish and protect our rights in our technology. We believe that our current portfolio of patents is strong. This portfolio of patents contains many early patents in the digital interactive television field. Nevertheless, other companies may develop technologies that are similar or superior to our patents. These factors are discussed in Item 3.D "Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our property and develop new proprietary technology may negatively affect us."

D. Trend information

   In 2000 we acquired 100% of Spyglass through the exchange of shares for a total purchase price of $2.1 billion. The net assets of Spyglass were $169.2 million which resulted in goodwill of approximately $1.9 billion. This goodwill is being amortized over the estimated benefit period of 5 years on a straight-line basis. At December 31, 2000, the net book value of this goodwill was approximately $1.8 billion. There has been a trend in the technology sector recently of decreased market values attributable to, among other things, decreases in multiples of expected future revenue, decreases in expected profitability and cash flows due to changes in business models, and a re-evaluation of the sector as a whole. There has been a decrease in our market capitalization since the acquisition. However, we have assessed the forecast revenues and expenses of the Spyglass business today with those at the time of the acquisition and determined that there has not been an impairment in the goodwill as a result of the acquisition. We will continue to review the recoverability of the goodwill on a quarterly basis in the future. In the event that we do determine in the future that the goodwill is impaired, we will record a write down in the quarter the impairment is determined, the impact of which could be material to our profitability.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers.

   The following table sets forth certain information with respect to our executive officers and directors as of April 16, 2001. All positions indicated are with OpenTV Corp. only.

   Name                Age                       Position
   ----                ---                       --------
Executive Officers
 James Ackerman.......  36 Chief Executive Officer and Director
 Scott H. Ray.........  36 Executive Vice President and Chief Financial Officer
 James F. Brown.......  36 Senior Vice President, Strategic Development
 Vincent Dureau.......  41 Chief Technology Officer

Other Directors
 Jan Steenkamp........  38 Chairman of the Board of Directors
 Jacobus P. Bekker....  48 Director
 Craig L. Enenstein...  32 Director
 William J. Raduchel..  54 Director
 Allan M. Rosenzweig..  45 Director
 Jacobus D.T.
  Stofberg............  50 Director
 Stephen F. Ward......  47 Director

   Set forth below is information regarding the relevant business experience for our executive officers and directors.

   James Ackerman has served as President and Chief Executive Officer of OpenTV Corp. since April 2001. Prior to that, Mr. Ackerman served as President and Chief Operating Officer of OpenTV Corp. from December 2000. He served as President and Chief Operating Officer of OpenTV, Inc. from September 2000 to April 2001. Mr. Ackerman also has served as a Director of OpenTV Corp. since January 2001. Prior to joining us he was Chief Executive Officer of British Interactive Broadcasting (BiB), parent company to Open Interactive, where he was responsible for the launch of the new interactive platform Open Interactive and was responsible for building the business in the United Kingdom and abroad, as well as across all broadcast platforms. During this period, Mr. Ackerman worked in collaboration with us as one of our key customers. Prior to his position at BiB, Mr. Ackerman was the Managing Director of Sky Ventures Ltd, a wholly owned subsidiary of BSkyB, where he was responsible for BSkyB's joint venture channels, including Nickelodeon, Paramount, the History Channel, National Geographic Channel, Granada Sky Broadcasting Channels, QVC, Sky News Australia and Playboy. While at BSkyB, Mr. Ackerman was also responsible for the domestic and international distribution of the Sky channels on cable platforms. From October 1994 to May 1996, Mr. Ackerman was Vice President, International, for A&E Television Networks in New York responsible for launching international versions of the History Channel including a joint venture between A&E and BSkyB.

   Scott H. Ray joined us in March 2001 as Executive Vice President and Chief Financial Officer of OpenTV, Inc. and was appointed Executive Vice President and Chief Financial Officer of OpenTV Corp. in April 2001. Prior to this, Mr. Ray served as the Chief Financial Officer of BarterTrust from July 2000, where he also assumed the role of Chief Operating Officer in September 2000. From March 1998 to February 2000, Mr. Ray was the Controller of BayView Capital Corporation and the Chief Financial Officer of its main operating subsidiaries, including BayView Bank. In February 2000, he assumed the role of Chief Financial Officer of BayView Capital Corporation. From July 1994 to March 1998, Mr. Ray served a Treasurer and then Chief Financial Officer of Silicon Valley Bancshares and its operating subsidiary Silicon Valley Bank. Between August 1987 and July 1994, Mr. Ray worked for Coopers & Lybrand and Price Waterhouse in the assurance services practice until January 1991 and then in practices providing a variety of financial advisory services. Mr. Ray is a certified public accountant and a certified forensic accountant.

   James F. Brown has served as Senior Vice President, Strategic Development of OpenTV Corp. since November 1999 and served as General Counsel and Secretary of OpenTV Corp. from November 1999 to December 2000. Mr. Brown joined OpenTV, Inc. in August 1999 as Senior Vice President, General Counsel and Secretary, and presently serves as OpenTV, Inc.'s Executive Vice President, Strategic Development, Secretary and General Manager of its OpenTV Interactive division. From June 1998 until he joined us, Mr. Brown was a partner in the law firm of McDermott Will & Emery. From June 1989 to June 1998, he had been associated with the law firm of Pillsbury Madison & Sutro, where he was a partner from January 1996 to June 1998. In his previous law practice, Mr. Brown focused on transactions involving emerging growth companies, primarily in the cable television, telecommunications, software and digital technology areas. Such transactions involved corporate finance, mergers and acquisitions, strategic investments, joint ventures and software licensing matters. Mr. Brown is also a Certified Public Accountant.

   Vincent Dureau has worked for us since our inception and has served as our Chief Technology Officer since May 1998. He is responsible for developing technologies and business relationships that will bring integrated, cost-effective solutions to our customers and partners. Prior to becoming our CTO, Mr. Dureau served as our Senior Vice President of Engineering. From 1984 to the time he helped start our company, Mr. Dureau held a variety of positions in Thomson's research department in Paris and Los Angeles, where he helped develop technology in the fields of multimedia, consumer user interfaces, video compression and interactive television. Mr. Dureau holds a degree in Agronomy from the Institut National Agronomique and M.S. degrees from Universite Paris VII in Applied Mathematics and Ecole Nationale Superieure des Telecommunications in Computer Science.

   Jan Steenkamp has served as Chairman of the Board of Directors of OpenTV Corp. since April 2001. Prior to that, Mr. Steenkamp served as Chief Executive Officer of OpenTV Corp. from November 1999 and served as President of OpenTV Corp. from November 1999 to December 2000. He has served as Chief Executive Officer of OpenTV, Inc. since August 1997 and served as President of OpenTV, Inc. from August 1997 to September 2000. Mr. Steenkamp has served as a Director of OpenTV Corp. since October 1999 and served as a Director of OpenTV, Inc. from May 1999 to May 2000. From 1985 until he joined OpenTV in 1997, Mr. Steenkamp held a variety of management positions within the MIH Holdings group of companies. He was the Commercial Director of Irdeto Consultants, a Netherlands-based subsidiary of MIH Limited that develops digital conditional access and subscriber management systems. During his time at Irdeto, Mr. Steenkamp managed business and product development as it grew from 50 to 250 employees. While working at MIH Holdings, Mr. Steenkamp initiated the introduction of pay television in Greece, managed a project team to establish pay television in Italy and was active in the acquisition and development of Nethold's European operations in the Netherlands, Belgium, Finland, Sweden, Denmark and Norway. Mr. Steenkamp studied Electrical Engineering at Witwatersrand Technicon. Mr. Steenkamp also is a Director of MIH Limited and Chief Executive Officer of MIH Technologies.

   Jacobus P. Bekker has served as a Director of OpenTV Corp. since October 1999. Mr. Bekker founded MIH Holdings in 1985 with Mr. Stofberg and has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was Chief Executive Officer of MIH Holdings until 1997, when he became the Managing Director of Naspers Limited. He is also currently the Chairman of the board of directors of M-Web and a Director of MIH Holdings Limited, SSIH, M-Net Ltd., MTN and M-Cell. Mr. Bekker is also a Director of a number of South African print media companies and served as a Director of NetHold from September 1995 to April 1997.

   Craig L. Enenstein has served as a Director of OpenTV Corp. since November 1999. Mr. Enenstein is also Senior Vice Presidents Business Development and Strategy for Liberty Digital, Inc., and is responsible for leading Liberty Digital's interactive infrastructure and Internet investment activities as well as developing its business strategy. Prior to joining Liberty Digital, Mr. Enenstein was employed by Knowledge Universe, LLC, an education corporation led by Michael Milken, Lowell Milken and Larry Ellison, which invests in companies focused on education products and services and education Internet companies. Prior to joining Knowledge Universe, Mr. Enenstein served as a strategy consultant for Bain & Co. and LEK Consulting. Mr. Enenstein holds an M.B.A. in finance from the Wharton School of Business, an M.A. in international studies from the Lauder Institute at the University of Pennsylvania and a B.A. from the University of California at Berkeley.

   William J. Raduchel has served as a Director of OpenTV Corp. since October 1999 and served as a Director of OpenTV, Inc. from May 1999 to May 2000. Mr. Raduchel has been Executive Vice President and Chief Technology Officer of AOL Time Warner, Inc. since January 2001 and before that had been Senior Vice President and Chief Technology Officer of America Online, Inc. from September 1999 to January 2001. Prior to joining America Online, he was the Chief Strategy Officer of Sun Microsystems, Inc., where he also had been Chief Information Officer, acting Vice President of Human Resources, Chief Financial Officer and Vice President of Corporate Planning and Development. Mr. Raduchel joined Sun in 1988 after executive positions at Xerox Corporation and McGraw-Hill, Inc. He holds A.M. and Ph.D. degrees in economics from Harvard University and a B.A. from Michigan State University. Mr. Raduchel is also a Director of MIH Limited, Niku Corporation and Chordiant Software.

   Allan M. Rosenzweig has served as a Director of OpenTV Corp. since October 1999 and served as a Director of OpenTV, Inc. from June 1997 to May 2000. Mr. Rosenzweig is also Group Director, Corporate Finance and a Director of MIH Limited, a Director of MIH Holdings Limited and Chief Executive Officer of Mindport. Prior to joining MIH Limited in 1996, Mr. Rosenzweig was the Director of Corporate Finance of NetHold. In addition, he was previously the Managing Director of Intertax (Pty) Ltd., an international tax consultancy firm. He also serves as a Director of Union Transport, Inc.

   Jacobus D.T. Stofberg has served as a Director of OpenTV Corp. since October 1999 and served as Chairman of the Board of Directors of OpenTV Corp. from October 1999 to April 2001. Mr. Stofberg also has served as a Director of OpenTV, Inc. since January 1999 and has served as its sole Director since May 2000. Mr. Stofberg is Chief Executive Officer and a Director of MIH Limited, and serves as Managing Director of MIH Holdings Limited and as a Director of Naspers Limited. Mr. Stofberg was one of the original members of the MIH Holdings management team and has held a variety of positions within the MIH Holdings group of companies since 1985.

   Stephen F. Ward has served as a Director of OpenTV Corp. since March 2000. Since January 2000, Mr. Ward has served as a Director and Chief Financial Officer of MIH Limited. Mr. Ward also serves as a Director of MIH Holdings Limited. Before joining MIH Limited, Mr. Ward was a senior partner with PricewaterhouseCoopers N.V. (an affiliate of PricewaterhouseCoopers LLP) where during his thirteen years as a partner he was involved in advising multinational, publicly traded companies as well as serving in various management positions. Mr. Ward is a fellow of the Institute of Chartered Accountants in England and Wales and a Dutch Registered Accountant.

   Messrs. Steenkamp and Ackerman were appointed to our Board of Directors in connection with their employment with us. Pursuant to the terms of the Investors' Rights Agreement described under Item 10.C below, MIH Limited has the right to appoint five Directors to our Board of Directors. Accordingly, MIH Limited has appointed Messrs. Stofberg, Bekker, Rosenzweig, Ward, and Raduchel to our Board of Directors. Also pursuant to the terms of the Investors' Rights Agreement described under Item 10.C below, America Online, General Instrument and subsidiaries of Liberty Digital and Time Warner have the right to collectively appoint one Director to our Board of Directors, and they have used this right to appoint Mr. Enenstein.

B. Compensation.

   The aggregate salary, bonus and other compensation paid by us and our subsidiaries to our executive officers and directors as a group during the fiscal year ended December 31, 2000 was approximately $2.4 million. Our directors do not currently receive cash compensation for serving as directors other than the reimbursement of out-of-pocket expenses incurred in attending meetings.

   The following table presents information about the compensation awarded to, earned by or paid to our chief executive officer and each of our other executive officers whose salary and bonus for the fiscal years ended December 31, 1999 and December 31, 2000 equaled or exceeded $100,000.

                          Summary Compensation Table
                (amounts in U.S. dollars, except share amounts)

                                                                   Long-Term
                                                                  Compensation
                                     Annual Compensation             Awards
                              ---------------------------------   ------------
                                       Bonus Paid
                                      in Following                 Securities
   Name and Principal                   Year for   Other Annual    Underlying   All Other
        Position         Year Salary  Current Year Compensation     Options    Compensation
   ------------------    ---- ------- ------------ ------------   ------------ ------------
Jan Steenkamp(1)........ 2000 238,000   122,184      184,020 (2)     81,000          --
 Chief Executive Officer 1999 210,625   150,000       70,435 (3)    200,000          --
  and Director

James Ackerman(1)(4).... 2000 143,056    77,250       38,791 (5)    200,000       13,507 (6)
 President and Chief
  Operating Officer

Randall Livingston(7)... 2000 272,500   126,304          --          10,000        1,250 (8)
 Executive Vice          1999  90,000   108,000          --         540,000      160,250 (9)
  President, Office of
  the CEO, Chief
  Financial Officer and
  Director

James Brown............. 2000 207,000    81,144          --          15,000          --
 Senior Vice President,  1999 107,758    60,000          --         160,000          --
  Strategic Development
  and General Manager,
  OpenTV Interactive

Vincent Dureau.......... 2000 196,500    74,277        3,000 (9)     23,000        3,000(10)
 Chief Technology        1999 178,250    53,653        4,000 (9)                   3,000(10)
  Officer                                                            60,000

Thomas Jackson(11)...... 2000 161,833       --        68,176(12)     19,000          --
 Senior Vice President,  1999 100,758    25,000      126,129(13)                     --
  Sales                                                             220,000

--------
 (1) Mr. Steenkamp was our Chief Executive Officer and Mr. Ackerman was our President and Chief Operating Officer until April 2001, when Mr. Steenkamp became Chairman of our Board of Directors and Mr. Ackerman became our President and Chief Executive Officer.

 (2) Represents amounts paid to offset taxes paid by Mr. Steenkamp, and to reimburse Mr. Steenkamp for part of his housing expenses and automobile expenses. The total also includes a bonus payment of $1,000.

 (3) In 1999, Mr. Steenkamp was reimbursed for part of his housing expenses and was provided a leased automobile by us.

 (4) Mr. Ackerman did not receive any compensation from us during 1999.

 (5) Represents amounts paid to offset taxes paid by Mr. Ackerman and to reimburse Mr. Ackerman for part of his automobile and other expenses.

 (6) Represents amounts paid to Mr. Ackerman to reimburse relocation expenses.

 (7) Mr. Livingston terminated his employment and relationship as a director with us in April 2001.

 (8) Represents matching contributions in the amount of $1,250 made by us to Mr. Livingston's 401(k) plan account in the fiscal year ending December 31, 2000.

 (8) Represents amounts paid to Mr. Livingston for consulting services rendered prior to September 1, 1999.

 (9) Represents a bonus payment.
(10) Represents matching contributions in the amount of $3,000 made by us to Mr. Dureau's 401(k) plan account in the fiscal year.
(11) Mr. Jackson terminated his employment with us in October 2000.
(12) Represents amounts Mr. Jackson earned as commissions.
(13) Represents amounts Mr. Jackson earned as commissions, amounts paid to offset taxes paid by Mr. Jackson, amounts paid to reimburse Mr. Jackson for relocation expenses and a bonus payment of $25,000.

                       Option Grants in Last Fiscal Year

   The following table sets forth information concerning options to purchase shares granted to our executive officers during the year ended December 31, 2000. No stock appreciation rights were granted during this period.

                                    % of Total
                                      Options
                                    Granted to
                                    Directors,                       Potential Realizable
                                     Employees                         Value at Assumed
                         Number of      and                         Annual Rates of Stock
                           Shares   Consultants Exercise            Price Appreciation for
                         Underlying   in Last    Price                  Option Term(2)
                          Options     Fiscal     ($ Per  Expiration ----------------------
          Name            Granted     Year(1)    Share)     Date      5%($)      10%($)
          ----           ---------- ----------- -------- ---------- ---------- -----------
James Ackerman..........  200,000     10.3614%   $33.19   10/02/10  $4,174,288 $10,578,465
Jan Steenkamp...........   81,000      4.1964     54.25   07/17/10   2,763,520   7,003,302
Randall Livingston(3)...   10,000      0.5181     54.25   07/17/10     341,175     864,605
James Brown.............   15,000      0.7771     54.25   07/17/10     511,763   1,296,907
Vincent Dureau..........   23,000      1.1916     54.25   07/17/10     784,703   1,988,592
Thomas Jackson(4).......   19,000      0.9843     54.25   07/17/10     648,233   1,642,750

--------
(1) Percentages shown under "% of Total Options Granted to Employees in the Last Fiscal Year" are based on options to purchase an aggregate of approximately 1,930,226 shares granted during the fiscal year ended December 31, 2000 to employees, directors and consultants of OpenTV under the OpenTV, Inc 1998 Stock Option/Stock Issuance Plan, as amended and restated, and the OpenTV Corp. 1999 Share Option/Share Issuance Plan, as amended and restated.

(2) The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Share price appreciation of 5% and 10% (compounded annually) is assumed in accordance with rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our share price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. We do not necessarily agree that this method can properly determine the value of an option. Actual gains, if any, on share option exercises depend on numerous factors, including our future performance, overall market conditions and the option holder's continued employment with us throughout the entire vesting period and option term, which factors are not reflected in this table.

(3) Mr. Livingston terminated his employment and relationship as a director with us in April 2001.

(4) Mr. Jackson terminated his employment with us in October 2000.

C. Board Practices.

   Our board of directors generally has four regular meetings per year, but meets on a more frequent basis from time to time as circumstances warrant. Our board of directors has three standing committees: a compensation committee, an audit committee and an investment committee.

   The compensation committee consists of Messrs. Steenkamp, Stofberg and Ward. The compensation committee establishes salaries, incentives and other forms of compensation for our directors, executive officers, employees and consultants and administers our stock option incentive and other benefit plans. Compensation for our chief executive officer is reviewed and approved by the full board of directors.

   The audit committee consists of Messrs. Enenstein, Raduchel and Ward. The charter of the audit committee provides that the primary function of the audit committee is to assist the Board of Directors in fulfilling its oversight responsibilities. The audit committee reviews our financial statements, financial reporting process, and the audit efforts of our independent auditors, and provides an open avenue of communication among the independent accountants, our financial and executive officers and the Board of Directors. The audit committee meets with management and our independent auditors as it deems appropriate.

   The investment committee consists of Messrs. Enenstein, Raduchel, Rosenzweig and Steenkamp. The investment committee reviews and approves equity investments from $10 million to $35 million in any single venture or company. Equity investments of less than $10 million may be approved by our President. Equity investments greater than $35 million must be approved by the full Board of Directors.

D. Employees.

   As of December 31, 1998, 1999 and 2000 we employed 117, 233 and 484, respectively, full-time equivalent employees, excluding temporary personnel and consultants. We are not subject to any collective bargaining agreements and believe our relationship with our employees is satisfactory.

E. Share Ownership.

Aggregate Options to Purchase Securities

   At December 31, 2000, our executive officers and directors as a group held the following options to purchase our Class A Ordinary Shares.

     Option                       Purchase                                           Expiration
     Shares                        Price                                                Date
     ------                       --------                                         --------------
     137,928                       $ 1.05                                          January 2008
     515,000                         1.05                                          July 2008
     205,000                         1.05                                          February 2009
      70,000                         2.10                                          May 2009
      58,334                         2.90                                          July 2009
      60,000                         6.00                                          August 2009
     383,334                         6.00                                          September 2009
     129,000                        54.25                                          July 2010
     200,000                        33.19                                          October 2010


1999 Share Option/Share Issuance Plan

   Adoption. Our board of directors adopted the 1999 Share Option/Share Issuance Plan (the "1999 Plan") in October 1999 and amended the 1999 Plan in November 1999. Our shareholders approved the amended plan in November 1999.

   Share Reserve. Since our inception, we have reserved an aggregate of 8,980,000 Class A Ordinary Shares for issuance under the 1999 Plan, 1,502,807 of which had been issued as of December 31, 2000. As of December 31, 2000, options to purchase 5,430,912 shares were outstanding under the 1999 Plan. These outstanding options include the Assumed Options described under "Awards Granted/Assumed" below. If options or shares awarded under the 1999 Plan are forfeited or cancelled, expire or otherwise terminate without being exercised, then those options or shares will again become available for issuance under the 1999 Plan.

   Administration. The compensation committee of our board of directors administers the 1999 Plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 Plan. The committee has discretion to determine the following:

  .  grant recipients

  .  grant dates

  .  number of shares

  .  type of award

  .  exercisability of the award

  .  vesting requirements

  .  exercise price

  .  type of consideration

  .  any other terms and conditions of award eligibility

   Eligibility. The following groups of individuals are eligible to participate in the 1999 Plan:

  .  employees

  .  members of our board of directors who are not employees

  .  consultants

   Structure of Plan. The plan is divided into the following two programs:

  . an option grant program, under which eligible individuals may be granted options to purchase Class A Ordinary Shares

  . a share issuance program, under which eligible persons may be issued Ordinary Shares directly, either through the immediate purchase of such shares or as a bonus for services rendered to us (the "Share Issuance Program")

   Option Grant Program. Options to purchase our Class A Ordinary Shares may be either incentive stock options ("incentive options") qualifying for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not so qualify ("non-statutory options") as designated by the committee, in its sole discretion. The exercise price of incentive options granted under the plan will be no less than the fair market value of our Class A Ordinary Shares at the time the option is granted. The exercise price may be paid in cash, in previously owned Ordinary Shares valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of some or all of the purchased shares. The other terms of the incentive options will be determined by the committee. Any options intended to qualify as incentive options will be designed to meet all the requirements of Code Section 422. Incentive options are not transferable, except by will or the laws of descent and distribution. The exercise price and other terms of non-statutory options granted under the 1999 Plan will be determined by the committee. The committee may provide that non-statutory options will be transferable.

   Share Issuance Program. Under the Share Issuance Program, we may issue our Class A Ordinary Shares directly, either through immediate purchase of such shares or as a bonus for services rendered to us. The purchase price and other terms of shares issued under the Share Issuance Program will be determined by the committee. The committee may, in its discretion, subject any shares issued under the Share Issuance Program to vesting and a right of repurchase by us.

   Repurchase Rights. The committee has the discretion to authorize the issuance of unvested Ordinary Shares upon the exercise of options granted or as shares are otherwise issued under the 1999 Plan. If the purchaser or optionee ceases to be employed by or provide services to us, any or all of the Ordinary Shares issued to the purchaser or optionee which are unvested at the time of cessation shall be subject to repurchase by us at the purchase or exercise price paid for such shares. The terms and conditions upon which the repurchase rights are exercisable by us are set forth in the repurchase rights agreements evidencing such rights.

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

   Amendments and Termination. The board of directors may amend the 1999 Plan at any time. If the board of directors amends the 1999 Plan, shareholder approval will only be sought if required by applicable law. The 1999 Plan will terminate upon the earliest of (i) October 21, 2009, (ii) the date on which all shares available for issuance under the 1999 Plan have been issued as vested shares, or (iii) the termination of all outstanding options in connection with certain corporate transactions.

   Awards Assumed. Effective as of October 23, 1999, options (the "Assumed Options") to purchase 5,141,114 shares of OpenTV, Inc. common stock under the 1998 Plan (see "OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan" below) were assigned to and assumed by OpenTV Corp. The Assumed Options thereupon represented the right to purchase under the 1999 Plan an identical number of our Class A Ordinary Shares. The issuance of Class A Ordinary Shares pursuant to the exercise of Assumed Options has reduced, and in the future will reduce, the total number of shares available for issuance under the 1999 Plan. In addition to the Assumed Options, options to purchase 161,000 shares of OpenTV, Inc. common stock under the 1998 Plan were outstanding as of October 23, 1999. These options were not assigned to, or assumed by, OpenTV Corp. See "OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan," and "Exchange Plan" below.

     The compensation committee recently offered to cancel certain options granted to employees with exercise prices in excess of $80.00 and grant those employees new options in the future. Eligible employees were required to elect whether or not to accept the compensation committee's offer by February 6, 2001 and to the extent they elected to accept the offer were required to submit for cancellation all options held by them with exercise prices in excess of $80.00 and any other options granted to them since August 5, 2000. Under the terms of the offer, options will be granted on August 7, 2001 to eligible employees who accepted the offer with a per share exercise price equal to the then fair market value of an OpenTV Class A Ordinary Share, provided the employee continuously will have been an employee through that date. Under the terms of these new grants, the number of shares that may be purchased under the new options will be the same number of shares that could have been purchased under the canceled options. The vesting schedules of the new stock options will be the same as the schedules applicable to the canceled options. The new options will also be subject to the same rules regarding early termination due to the termination of employment as were the canceled grants.

OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan

   The OpenTV, Inc. board of directors adopted, and its shareholders approved, the OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan (the "1998 Plan") on January 26, 1998. The OpenTV, Inc. board of directors amended and restated the 1998 Plan on February 11, 1999 and on August 13, 1999. The terms of the 1998 Plan are generally identical to those of the 1999 Plan, except that the 1998 Plan is administered by the OpenTV, Inc. board of directors and options and awards issued under the 1998 Plan entitle the holders to acquire shares of Class A Common Stock of OpenTV, Inc.

   Most of the options issued under the 1998 Plan have been assigned to and assumed by OpenTV Corp. As of December 31, 2000, options to purchase 159,000 shares of Class A Common Stock of OpenTV, Inc. remained outstanding. The 1998 Plan will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan.

Option Plans Assumed in the Spyglass and CableSoft Mergers

   We assumed the following option plans in connection with our merger with Spyglass (collectively, the "Assumed Spyglass Plans"): (i) the Spyglass, Inc. 1995 Stock Incentive Plan, (ii) the Spyglass, Inc. 1995 Director Stock Option Plan, (iii) the AllPen Software 1997 Stock Option Plan, and (iv) the Navitel Communications 1997 Stock Option Plan. All of the options to purchase Spyglass common stock outstanding under the Assumed Spyglass Plans were converted in the merger into options to purchase our Class A Ordinary Shares. As of December 31, 2000, options to purchase 1,614,248 of our Class A Ordinary Shares were outstanding under the Assumed Spyglass Plans. The Assumed Spyglass Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed Spyglass Plans that are forfeited or cancelled will no longer be available for issuance under Assumed Spyglass Plans, and no new options will be granted to employees under the Assumed Spyglass Plans.

   We assumed the following option plans in connection with our merger with CableSoft (collectively, the "Assumed CableSoft Plans"): (i) the CSS Acquisition Corporation 2000 Special Stock Incentive Plan, and (ii) the CSS Acquisition Corporation 2000 Stock Plan. All of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft Plans were converted in the merger into options to purchase our Class A Ordinary Shares. As of December 31, 2000, options to purchase 148,031 of our Class A Ordinary Shares were outstanding under the Assumed CableSoft Plans. The Assumed CableSoft Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed CableSoft Plans that are forfeited or cancelled will no longer be available for issuance under Assumed CableSoft Plans, and no new options will be granted to employees under the Assumed CableSoft Plans.

2000 Exchange Plan

   Our board of directors adopted the OpenTV Corp. 2000 Exchange Plan in May 2000 and amended and restated the plan in August 2000. This exchange plan was adopted for the purpose of allowing holders of shares of OpenTV, Inc. common stock acquired pursuant to the exercise of options granted under the 1998 Plan the ability to exchange such shares at their election for OpenTV Corp. Class A Ordinary Shares, generally on a one-for-one basis subject to customary antidilution adjustments, pursuant to the exercise of exchange rights granted under the exchange plan. Such exchange rights may be exercised at any time from the date of grant through May 12, 2015.

   As of December 31, 2000, 385,103 shares of OpenTV, Inc. common stock had been exchanged, and 385,103 OpenTV Corp. Class A Ordinary Shares had been issued, under the exchange plan. In addition, a total of 1,118,872 shares of OpenTV, Inc. common stock held as of that date by certain of our employees and former employees were eligible for exchange pursuant to exercise of exchange grants under the exchange plan.

   As of December 31, 2000, a total of 159,000 shares of OpenTV, Inc. common stock were issuable pursuant to the exercise of options granted to certain of our employees and former employees under the 1998 Plan. Upon issuance, the shares of OpenTV, Inc. common stock issuable upon the exercise of those options will be eligible for exchange pursuant to the exercise of exchange rights granted under the exchange plan.

1999 Employee Stock Purchase Plan

   The board of directors of OpenTV, Inc. and OpenTV Corp. adopted the OpenTV Inc. 1999 Employee Stock Purchase Plan in October 1999 and the shareholders of OpenTV Corp. and the shareholders of OpenTV, Inc. approved the plan in November 1999. The purchase plan was amended and restated by the board of directors of OpenTV, Inc. in January 2001, and the amended and restated plan was adopted by the board of directors of OpenTV Corp. in March 2001.

   Share Reserve. 500,000 Class A Ordinary Shares have been reserved for issuance under the purchase plan in 2001. The purchase plan provides that on December 31, 2001 and on December 31 of each of the next seven years the number of shares in the reserve automatically will be increased by the lower of:

  .  5% of our outstanding shares on a fully-diluted basis

  .  500,000 shares

  .  a smaller number of shares as determined by the board

Consistent with the foregoing, the board has determined that the number of shares in the reserve automatically will be reset at 500,000 (as adjusted to reflect any stock split that from time to time may be effected) on each December 31 for issuance during the following year.

   Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The purchase plan provides a means by which employees may purchase our Class A Ordinary Shares through payroll deductions. The purchase plan is implemented by offerings of purchase rights to eligible employees. Generally, all full-time employees who have been employed for at least ten days may participate in the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over, or the value of, 5% or more of our outstanding capital stock or the capital stock of any parent company or subsidiary of OpenTV Corp.

   Administration. The board of OpenTV Corp. is responsible for administering the purchase plan, unless such responsibilities are delegated to a committee of the board. The board has the authority to construe, interpret and amend the purchase plan. Under the purchase plan, the board may specify offerings of up to 27 months in length. The first offering will begin on the effective date of these offerings. Unless the board otherwise determines, Ordinary Shares are purchased for accounts of participating employees at a price per share equal to the lower of:

  . 85% of the fair market value of a share on the first day of the offering; or

  .  85% of the fair market value of a share on the purchase date.

   The fair market value of the shares on the first date of our first offering period was $20 per share, at which price our Class A Ordinary Shares were first sold to the public in our initial public offering. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the trading day prior to the relevant determination date, as reported in The Wall Street Journal.

   The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering.

   Participating employees may authorize payroll deductions of up to 15% of their base compensation for the purchase of shares under the purchase plan. Employees may end their participation in the offering at any time up to ten days before a purchase date. Participation ends automatically on termination of employment with us or our affiliates.

   Other Provisions. Our board may grant eligible employees purchase rights under this plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or our affiliates do not permit the employee's rights to purchase our Class A Ordinary Shares to accrue at a rate which exceeds $25,000 of the fair market value of our Class A Ordinary Shares for each calendar year in which the purchase rights are outstanding. Transactions not involving OpenTV's receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, may change the class and number of shares subject to the purchase plan and to outstanding options. In that event, our board will appropriately adjust the purchase plan as to the class and the maximum number of shares subject to the purchase plan. We will also adjust outstanding rights as to class, number of shares and purchase limits of such outstanding rights.

   Upon a change in control of us, our board may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, its board may shorten the offering period and provide that our shares will be purchased for the participants immediately before the change in control.

   Shares Issued. To date, a total of 100,186 of our Class A Ordinary Shares have been issued pursuant to purchase rights granted under the purchase plan.

   Termination. The purchase plan will terminate on December 31, 2009 unless the board terminates it sooner.

401(k) Plan

   We maintain the OpenTV, Inc. 401(k) Plan for eligible United States employees. In order to be a participant in the 401(k) plan, an employee must have attained age 21. A participant may contribute up to the lesser of 25% of his/her total annual compensation or the statutorily prescribed annual limit. The annual limit for 2000 was $10,500. We may make discretionary contributions as a percentage of participants' contributions, subject to established conditions and limits. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions by us or our employees to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn, and so that our contributions, if any, will be deductible by us when made.

Cash Bonus Plan

   Certain of our employees and executive officers are eligible to participate in our cash bonus plan. This plan is an annual incentive award plan that provides for a target bonus equal to a specified percentage of base salary for each participant. The actual bonus earned may be higher or lower depending on the extent to which company and individual performance objectives are achieved. Typically, the compensation committee or the board of directors reviews and approves the performance objectives for the company and individual officers. Our objectives consist of operating, strategic and financial goals that are considered critical to our fundamental long-term goal of building shareholder value.

   The compensation committee or board of directors determines actual bonus awards based on the degree to which we have met corporate goals and participants have met their individual goals. Typically, awards are paid in cash in January or February following the performance year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

   The table below sets forth certain information as of December 31, 2000 with respect to the beneficial ownership of each class of our voting securities by
(1) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, and (2) all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 34,829,632 Class A Ordinary Shares and 30,631,746 Class B Ordinary Shares outstanding as of December 31, 2000.

   Beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of December 31, 2000. In particular, the beneficial ownership of Class A Ordinary Shares for each shareholder shown below includes the number of Class B Ordinary Shares for each shareholder, which may be exchanged into Class A Ordinary Shares on a one-for-one basis, held by the beneficial owners noted.

Class A Ordinary Shares

                                                     Shares beneficially
                                                            owned
                                                     -----------------------
                                                                    Percent
                                                       Number       of Class
                                                     ----------     --------
   Beneficial Owner
   MIH Limited(1)................................... 30,571,614 (2)   47.0
   Sun Microsystems(3)..............................  8,495,696 (4)   20.0
   Motorola(5)......................................  5,388,650 (6)   14.9
   AOL Time Warner(7)...............................  3,701,319 (8)   10.3
   Capital Group International, Inc.(9).............  2,421,600        7.0
   EchoStar Communications..........................  2,252,252        6.5
   Liberty Digital..................................  2,252,252(10)    5.4
   Directors and officers as a group (11
    persons)(11).................................... 33,739,062       50.5

Class B Ordinary Shares

                                                     Shares beneficially
                                                            owned
                                                     -----------------------
                                                                    Percent
                                                       Number       of Class
                                                     ----------     --------
   Beneficial Owner
   MIH Limited(1)................................... 30,206,154       98.6
   Sun Microsystems(3)..............................  7,594,796       19.9(12)
   Directors and officers as a group (11
    persons)(13).................................... 30,510,150       99.6

--------
  * Less than 1%.

 (1) MIH Limited holds its shares through its wholly-owned subsidiary, OTV Holdings Limited.

 (2) Includes 30,206,154 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis.

 (3) Sun Microsystems, Inc. holds its shares through its wholly-owned subsidiary, Sun TSI Subsidiary, Inc.

 (4) Includes 7,594,796 shares of Class B Common Stock of OpenTV Inc., which may be exchanged into Class B Ordinary Shares of OpenTV Corp. generally on a one-for-one basis and then exchanged into Class A Ordinary Shares of OpenTV Corp. generally on a one-for-one basis.

 (5) Motorola holds its shares through its wholly-owned subsidiary, General Instrument Corporation.

 (6) Includes 1,481,970 Class A Ordinary Shares subject to exercisable warrants, but does not include an additional 175,000 Class A Ordinary Shares subject to warrants that are not exercisable. Also includes 121,596 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis.

 (7) AOL Time Warner holds its shares through its subsidiaries, America Online, Inc. and TWI OTV Holdings, Inc.

 (8) Includes 1,126,126 Class A Ordinary Shares subject to exercisable warrants.

 (9) Represents shares deemed to be beneficially owned by Capital Group International, Inc. and Capital Guardian Trust Company, which is a wholly-owned subsidiary of Capital Group International. Although Capital Group International does not have any investment or voting power over these shares, it may be deemed to be the beneficial owner of these shares.

(10) Includes 1,126,126 Class A Ordinary Shares subject to exercisable warrants and 303,996 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis.

(11) Includes 1,126,126 Class A Ordinary Shares. 1,126,126 Class A Ordinary Shares subject to exercisable warrants and 303,996 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis, held by Liberty Digital, and 30,206,154 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis, held by MIH Limited with respect to which we believe certain of our directors may have or share the power to vote, or to direct the voting of, such securities. If these shares are not included in the beneficial ownership calculations then the directors and officers as a group would be deemed to hold 976,660 Class A Ordinary Shares, which represents 2.7% of that Class.

(12) Represents 7,594,796 shares of Class B Common Stock of OpenTV, Inc., which may be exchanged into Class B Ordinary Shares of OpenTV Corp., generally on a one-for-one basis.

(13) Includes 303,996 and 30,206,154 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis, held by Liberty Digital and MIH Limited, respectively, with respect to which we believe certain of our directors may have or share the power to vote, or to direct the voting of, such securities. If these shares are not included in the beneficial ownership calculations then the directors and officers as a group would be deemed to hold no Class B Ordinary Shares.

Significant Changes in Ownership

   In the last three years, none of the major shareholders listed in the table above has significantly changed its respective percentage ownership except as follows:

  . AOL Time Warner became the holding company for America Online, Inc. and Time Warner, Inc., each of which is a beneficial owner of our Class A Ordinary Shares, in a holding company formation transaction that was effective as of January 11, 2001. After giving effect to this transaction, AOL Time Warner is deemed to be the beneficial owner of 3,701,319 Class A Ordinary Shares beneficially owned by America Online and Time Warner, representing 10.3% of the Class, as of December 31, 2000.

  . Motorola increased its beneficial ownership from approximately 1,075,900, or 6.1%, of our Class A Ordinary Shares as of December 31, 1999 to a total of 5,388,650, or 14.9%, of our Class A Ordinary Shares as of December 31, 2000. This increase was due primarily to our acquisitions of Spyglass and CableSoft (General Instrument Corporation, which is a subsidiary of Motorola, was a shareholder and warrantholder in Spyglass, and a shareholder of CableSoft), the formation of our Spyglass Integration venture with General Instrument and General Instrument's purchase of shares from News America Incorporated.

  . As indicated in their Schedule 13G filed with the Securities and Exchange Commission on February 12, 2001, Capital Guardian Trust Company and Capital Group International, Inc. may be deemed to be the beneficial owner of 2,421,600 Class A Ordinary Shares, or 7.0% of that Class, as of December 31, 2000.

Control of OpenTV

   As of December 31, 2000, MIH Limited indirectly owned 98.6% of our outstanding Class B Ordinary Shares and 0.1% of our Class A Ordinary Shares, collectively representing 89.7% of the voting rights with respect to our Ordinary Shares. MIH Limited, which is publicly traded on the Nasdaq National Market and on Euronext Amsterdam N.V.'s stock market is controlled by MIH Holdings Limited, which is in turn controlled by Naspers Limited. Both MIH Holdings and Naspers are publicly traded on the Johannesburg Stock Exchange. As a result of its ownership of our Ordinary Shares, MIH Limited and its parent companies effectively control us and have sufficient voting power, without the vote of any other shareholder, to determine the outcome of any action requiring approval of our shareholders, including amendments of our Articles of Association and Memorandum of Association for any purpose (which could include increasing or reducing our authorized capital or authorizing the issuance of additional shares).

   MIH Limited has agreed not to cause us to take specified actions without the consent of certain of our shareholders. Subject to those limitations, MIH Limited controls how OpenTV Corp. votes its shares of OpenTV, Inc. We engage in transactions with subsidiaries of MIH Limited and its parent companies in the ordinary course of business.

B. Related Party Transactions.

   The following describes the significant transactions entered into between us and our related parties during the last fiscal year.

Private Placement of Series C Preference Shares and Related Warrants

   In October 1999, we completed a private placement of 4,729,728 Series C-1 Convertible Preference Shares at $5.55 per share, 900,900 Series C-2 Convertible Preference Shares at $5.55 per share, and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., General Instrument Corporation, and subsidiaries of Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference shares converted into 5,630,628 Class A Ordinary Shares at the time of our public offering. In connection with the investments, OpenTV entered into strategic agreements with America Online Inc., General Instrument Corporation, News Corporation and Time Warner, Inc.

   Our board of directors in October 2000 authorized amendment of the warrants to provide for a "cashless" exercise feature, pursuant to which a portion of the shares underlying the warrant would be withheld in lieu of and in substitution for payment of the applicable exercise price.

   In October 2000, we received $6,250,000 from a subsidiary of News Corporation in connection with the exercise of warrants to purchase 1,126,126 Class A Ordinary Shares. In December 2000, we issued 548,167 Class A Ordinary Shares to America Online, Inc. in exchange for the "cashless" exercise of warrants to purchase 900,900 Class A Ordinary Shares.

Executive Officer Loan

   On June 9, 2000, we entered into an employment agreement with James Ackerman, our President and Chief Executive Officer. As part of this agreement, we loaned Mr. Ackerman $2,408,042.72 in connection with the purchase of a home. Twenty-five percent of the loan amount (or $602,010.68) was forgiven by us on January 1, 2001, and the balance thereafter will be forgiven in annual installments of $602,010.68 over a period of three years provided that Mr. Ackerman continues to be employed by us.

Technology License and Distribution Agreement with Sun

   In March 1998, we entered into a licensing and distribution agreement with Sun under which Sun granted us a non-exclusive, non-transferable license to develop and distribute products based upon Sun's Java technology. In June 1999, we amended the agreement and committed to develop future versions of the OpenTV Runtime software incorporating Sun's Java technology and compatible with the appropriate JavaTV application programming interfaces. In December 2000, we further amended the agreement and extended our rights and payment obligations to Sun for license, support and royalty fees through December 31, 2006.

C. Interests of Experts and Counsel.

   Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

   See Item 18.

B. Legal Proceedings

   There are no material legal proceedings against us.

C. Significant Changes.

   There have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

          PRICE RANGE OF CLASS A ORDINARY SHARES AND TRADING MARKETS

   Our Class A Ordinary Shares began trading on the Nasdaq National Market and the AEX under the symbol "OPTV" on November 23, 1999. The following table lists the high and low closing prices on both the Nasdaq National Market and the AEX for the periods indicated.

                                                       Nasdaq
                                                      National
                                                       Market          AEX
                                                   -------------- --------------
                                                    High    Low    High    Low
                                                   ------- ------ ------- ------
Fiscal 1999:
 Fourth Quarter (from November 23, 1999).......... $ 89.81 $55.37 $ 92.00 $55.00
 Annual...........................................   89.81  55.37   92.00  55.00

Fiscal 2000:
 First Quarter....................................  226.00  73.81  226.50  73.50
 Second Quarter...................................   86.31  36.50  108.50  39.25
 Third Quarter....................................   69.43  30.37   67.00  33.80
 Fourth Quarter...................................   33.18   9.25   35.45  10.50
 Annual...........................................  226.00   9.25  226.50  10.50
Months ended:
 October 31, 2000.................................   33.19  23.12   35.45  23.00
 November 30, 2000................................   29.00  18.69   28.95  18.40
 December 31, 2000................................   19.06   9.25   20.00  10.50
 January 31, 2001.................................   23.81   8.43   23.40   8.40
 February 28, 2001................................   21.56  16.50   21.75  15.75
 March 31, 2001...................................   17.25   9.43   17.40   9.60

   On April 12, 2001 the last reported sale price for our Class A Ordinary Shares was $9.00 on the Nasdaq National Market and $8.90 on the AEX.

A. Plan of Distribution.

   Not Applicable.

B. Markets.

   Not Applicable.

C. Selling Shareholders.

   Not Applicable

D. Dilution.

   Not Applicable.

E. Expenses of the Issue.

   Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

   Not Applicable.

B. Articles of Association and Memorandum of Association of Association.

Objects and Purposes

   Our objects and purposes are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

Directors

   British Virgin Islands law and our Memorandum of Association and Articles of Association provide that no agreement or transaction between OpenTV Corp. and one or more of its directors or any entity in which any director has a financial interest or to whom any director is related including as a director of that other entity is void or voidable for this reason only or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction or that the vote or consent of the director is counted for the purpose if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and all disinterested directors, who are not of a number sufficient to approve a resolution, approve such transaction. Alternatively, the interest in the transaction may be disclosed or known to or ratified by the shareholders. In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted.

   Subject to the provisions detailed in the preceding paragraph in respect of declarations of interest by directors, our Articles of Association provide that the directors may, subject to the prior or subsequent approval by a resolution of shareholders, fix the emoluments of directors with respect to services to be rendered in any capacity to us. In addition, our Articles of Association specifically state that directors shall be paid all travelling and other expenses properly and necessarily incurred by them in and about the business of the company, and in attending meetings of the directors or committees thereof, and if any director shall be required to perform extra services or otherwise shall be specially occupied about the company's business, he or she shall be entitled to receive a remuneration fixed by a disinterested quorum of the directors which may be either in addition to or in substitution for the remuneration provided for above.

   British Virgin Islands law and our Articles of Association provide that the management of the business and the control of OpenTV Corp. shall be vested in the directors, who in addition to the powers and authorities expressly conferred by the Articles of Association, may also exercise all such powers, and do all such acts and things, as may be done by OpenTV Corp. and are not by the Articles of Association of British Virgin Islands law expressly directed or required to be exercised or done by a meeting of shareholders. Our Articles of Association expressly provide that the directors may by resolution exercise all the powers of OpenTV Corp. to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of OpenTV Corp. or of any third party.

   Our Memorandum of Association provides that amendments to our Memorandum of Association and Articles of Association may be made by resolution of members or directors. Pursuant to the provisions of Clause 13.2.1 of our Memorandum of Association, however, alterations, amendments, repeals or adoption of provisions which are inconsistent with various provisions of the Memorandum of Association and Articles of Association detailed therein, requires the affirmative vote of the holders of 66% or more of the combined votes of all the then outstanding Ordinary Shares voting together as a single class, or the affirmative vote of 66 2/3 of the total number of directors (each, a "Supermajority Vote"). Amendments to the provisions containing OpenTV Corp.'s powers, by way of resolution of directors, to borrow money do not require such a Supermajority Vote.

   British Virgin Islands law and our Memorandum of Association and Articles of Association do not contain an age limit requirement for our directors. Our Articles of Association provide that the directors shall be elected by the shareholders and that the term of each director shall expire at the next annual meeting the shareholders following the director's election.

Rights of Shareholders

   Our Articles of Association and Memorandum of Association authorize the issuance of up to: (1) 500,000,000 Class A Ordinary Shares, (2) 200,000,000 Class B Ordinary Shares and (3) 500,000,000 preference shares. We do not have any preference shares currently outstanding.

   Dividend Rights. Subject to the preferential and other dividend rights of any outstanding series of preference shares, the holders of our Class A Ordinary Shares and our Class B Ordinary Shares will be entitled to equal dividends per share when, as and if declared by our board of directors, except that all dividends payable in Ordinary Shares will be paid in the form of our Class A Ordinary Shares to holders of our Class A Ordinary Shares and in the form of our Class B Ordinary Shares to holders of our Class B Ordinary Shares. Neither our Class A Ordinary Shares nor our Class B Ordinary Shares may be split, divided or combined unless the other Class is proportionally split, divided or combined. According to our Articles of Association and Memorandum of Association, all dividends that remain unclaimed for a period of three years after their declaration may be forfeited by our board of directors for our benefit.

   Voting Rights. The holders of our Class A Ordinary Shares and our Class B Ordinary Shares will generally be entitled to vote as a single Class on all matters upon which holders of our Ordinary Shares have a right to vote, subject to the requirements of any applicable laws. Each of our Class A Ordinary Shares entitles its holder to one vote, and each of our Class B Ordinary Shares entitles its holder to ten votes. Our board of directors is not classified and all the directors stand for reelection at the same interval.

   Liquidation Rights. In the event we are liquidated or wound up, the holders of our Class A Ordinary Shares and Class B Ordinary Shares will be treated equally on a per share basis and will be entitled to receive all of our remaining assets following distribution of the preferential and/or other amounts to be distributed to the holders of our preference shares.

   Other Provisions. We have no provisions in our Memorandum of Association and Articles of Association for redemption, sinking fund provisions, or providing that any shareholder has a right to share in the Company's profits. Both of our Class A Ordinary Shares and our Class B Ordinary Shares are not subject to further capital calls by the Company. We have no provisions in our Memorandum of Association, Articles of Association or our bylaws which discriminate against any existing or prospective holder of either Class of our Ordinary Shares as a result of the existing or prospective holder's owning a substantial number of either Class of our Ordinary Shares.

Changes to Rights of Shareholders

   The rights of our shareholders are governed by our Articles of Association and Memorandum of Association, which must be amended in order to change the rights of our shareholders. The affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock or 66 2/3% of the members of our board of directors entitled to vote must approve amending or repealing certain provisions of our Articles of Association and Memorandum of Association, including those described in this section under "Certain Anti-Takeover Matters."

Annual, General and Extraordinary Meetings of Shareholders

   British Virgin Islands law does not require an international business company, such as us, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting.

   Under British Virgin Islands law, unless otherwise provided by a company's Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time. Directors are required to call meetings upon a written request from the members holding more than 50% of outstanding voting shares. Our Articles of Association provide that extraordinary or special meetings of shareholders may be called only by a resolution of directors or by the chief executive officer.

   Our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting.

   Our Articles of Association provide that written notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than ten days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting. However, in general, a meeting of shareholders may be called on shorter notice if at least 90% of the total number of shares consent or shareholders holding such number of shares waiver the right to notice.

Limitations on Share Ownership

   British Virgin Islands law and our Memorandum of Association and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercising voting rights to our Class A or Class B Ordinary Shares. BVI law does not impose any limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Class A or Class B Ordinary Shares.

Ownership Information

   British Virgin Islands law and our Articles of Association and Memorandum of Association do not provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.

Limitation of Liability

   Our Articles of Association and Memorandum of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of our directors under United States federal securities laws.

Certain Anti-Takeover Matters

   Our Articles of Association and Memorandum of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions are discussed in greater detail below and include a dual Class voting stock, the inability of shareholders to act by written consent or call a special meeting of the shareholders unilaterally, although shareholders holding the requisite number of votes can cause a meeting to be called by the directors, as described further in the provisions of Section 59(2) of the International Business Companies Act and the statement under the Annual, General and Extraordinary Meetings of Shareholders heading above, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders, the requirements for approval by 66 2/3% of the shareholder votes to amend certain provisions of our Articles of Association and Memorandum of Association, removal of a director only for cause and the availability of authorized but unissued blank check preference shares.

   Dual Class Voting Stock. Our Class B Ordinary Shares are entitled to ten votes per share and our Class A Ordinary Shares are entitled to one vote per share. Our Class B Ordinary Shares represent 89.8% of the voting power of all our Ordinary Shares even though they represent only 46.8% of our economic interests. Since MIH Limited indirectly owns substantially all of our outstanding Class B Ordinary Shares, it will have effective control over any proposals to acquire us, rendering futile any attempts to pursue unsolicited tender offers or takeover attempts without negotiation with MIH Limited.

   No Shareholder Action by Written Consent; Special Meetings Callable Only by Board or Chief Executive Officer. Our Articles of Association and Memorandum of Association prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Articles of Association and Memorandum of Association. Our Articles of Association and Memorandum of Association provide that special meetings of shareholders may only be called by the direction of our board of directors pursuant to a resolution adopted by our board of directors or by our chief executive officer. These provisions could have the effect of delaying consideration of a shareholder proposal. The provisions would also prevent the holders of a majority of the voting power of our Ordinary Shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.

   Advance Notice Requirement. Our Articles of Association and Memorandum of Association set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 30 days nor more than 60 days prior to the meeting. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

   Amendment of Articles of Association and Memorandum of Association. Our Articles of Association and Memorandum of Association require the affirmative vote of at least 66% or more of the combined votes of all the outstanding shares of capital stock or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal certain provisions of our Articles of Association and Memorandum of Association, including those described in this section entitled Certain Anti-Takeover Matters, or to approve any merger by us that would have the effect of making changes in our Articles of Association and Memorandum of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult any proposal to dilute the anti-takeover provisions of our Articles of Association and Memorandum of Association.

   Removal of Directors Only for Cause. Our Articles of Association and Memorandum of Association permit shareholders to remove directors only for cause and then only by the affirmative vote of the holders of a majority of the voting power of the Ordinary Shares. This provision may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of our board of directors by filling the vacancies created by removal with its own nominees.

   Preference Shares. Our Articles of Association and Memorandum of Association provide for authorized preference shares, none of which are outstanding. The existence of authorized but unissued preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligation our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause preference shares to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Articles of Association and Memorandum of Association grant our board of directors broad power to establish the rights and preferences of authorized and unissued preference shares. The issuance of preference shares pursuant to our board of directors' authority described above could decrease the amount of earnings and assets available for distribution to you and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular series of preference shares is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by certain shareholders.

Differences from United States Law

   The laws of the BVI governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to the holding of an annual meeting for our shareholders and the amendment of our Memorandum of Association. We are not required by the law of the BVI to hold an annual meeting for our shareholders but we would be required to hold an annual meeting if were incorporated under Delaware law. As our Articles of Association require us to hold an annual meeting, this difference does not currently create a difference between the rights of our shareholders and those of shareholders in a Delaware corporation. If we were to eliminate our annual meeting, then the ability of our shareholders to submit and vote on proposals would be significantly less than that of shareholders in U.S. companies incorporated in Delaware. In addition our board of directors may amend our Memorandum of Association under certain circumstances without shareholder approval, whereas Delaware law requires shareholders to approve any amendments to a corporation's Certificate of Incorporation.

C. Material Contracts.

Material Agreements Described under Item 4.A in this Annual Report

  . Agreement and Plan of Merger and Reorganization by and among OpenTV Corp., Sonnet Acquisition Corp. and Spyglass, Inc. dated as of March 26, 2000.

  . Agreement and Plan of Merger dated as of November 13, 2000 among OpenTV Corp., CableSoft Acquisition Company, CableSoft Corporation and the Selling Stockholders.

Material Agreements Described under Item 7.B in this Annual Report

  . Convertible Preferred Stock and Warrant Purchase Agreement among OpenTV Corp., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated and TWI-OTV Holdings, Inc., dated October 23, 1999.

  . First Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated June 30, 1999.

  . Second Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated December 20, 2000.

Other Material Agreements

Investors' Rights Agreement among OpenTV Corp., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated, TWI-OTV Holdings, Inc., OTV Holdings Limited, Sun TSI Subsidiary, Inc. and MIH (BVI) Ltd., dated October 23, 1999.

   In the following description, we refer to OTV Holdings Limited (a subsidiary of MIH Limited) and Sun TSI Subsidiary (a subsidiary of Sun Microsystems) as the existing investors, and to America Online, General Instrument, LDIG OTV (a subsidiary of Liberty Digital) and TWI-OTV Holdings (a subsidiary of Time Warner) as the new investors. Although News America Incorporated is a party to the Investors' Rights Agreement, it is not referred to as a new investor below because it sold its entire interest in OpenTV to General Instrument Corporation and MIH Limited in separate transactions that were completed in September 2000 and October 2000, respectively.

   The Investors' Rights Agreement contains the following provisions:

   Board of Directors. The existing investors and the new investors have agreed to vote their shares so that our board of directors has the following composition:


  . so long as the new investors own Ordinary Shares equal to at least 60% of the issued amount, two directors designated by the new investors

  . so long as the new investors own Ordinary Shares equal to at least 30% of the issued amount, one director designated by the new investors

  . so long as Sun TSI Subsidiary owns shares equal to at least 30% of the aggregate amount of Class B Ordinary Shares issuable in respect of their shares of Class B Common Stock of OpenTV, Inc., one director designated by Sun TSI Subsidiary

  .  a majority of the directors designated by OTV Holdings Limited

   The voting agreement will terminate no later than October 1, 2009. Consistent with the foregoing, OTV Holdings Limited designees (Messrs. Stofberg, Bekker, Rosenzweig, Ward and Raduchel) presently hold five seats and a new investor designee (Mr. Enenstein) presently holds one seat on our board of directors. Of the two present vacancies on our board of directors, Sun TSI Subsidiary and the new investors each have the right to designate one person to fill one of the vacancies.

   Veto Rights. For a period not to exceed two years (other than with respect to the required consent for affiliate transactions, which survives until the earlier of a change of control or the new investors ceasing to own 50% of the issued number) after November 29, 1999 without the consent of the new investors, we may not:


  . enter into a merger, reorganization, sale of all or substantially all of our assets or liquidation

  . enter into affiliate transactions that are not on arms-length terms and that provide for aggregate compensation or consideration of more than $500,000 in any fiscal year

  . other than issuances of Class B Ordinary Shares to Sun TSI Subsidiary pursuant to the Exchange Agreement and issuances of Class A Ordinary Shares to holders of OpenTV, Inc. common stock pursuant to exchange rights granted to such individuals, issue any equity securities having voting rights superior to our Class A Ordinary Shares

  . increase the number of Class A Ordinary Shares eligible for the employee stock option plan and employee stock purchase plan in excess of 4.4 million

  . issue equity securities at a per share price that is less than $5.55 per share

  . devote substantial resources to any line of business outside our existing business

   So long as the new investors have the right to designate two directors and at least one of their directors is on our board, we may not adopt new or make material modifications to existing stock option and other equity compensation plans without the approval of our board of directors, including the approval of a director designated by the new investors.

   Transfers and Exchanges of Shares. Prior to transferring any equity securities of OpenTV Corp. to a non-affiliate, MIH Limited must first offer such shares to the new investors. The new investors' right of first refusal is subject to Sun's right of first refusal in respect of such equity securities pursuant to the Shareholders' Agreement. Prior to transferring any Class B Ordinary Shares to a non-affiliate or converting any Class B Ordinary Shares into Class A Ordinary Shares, the existing investors and any new investor that acquires Class B Ordinary Shares must first offer to exchange such shares for Class A Ordinary Shares held by the new investors.


   MIH Limited must make provision for the new investors to participate in any transfer of shares by it that will result in a change of control of OpenTV Corp.

   Prior to transferring any shares to a non-affiliate, the new investors must offer such shares first, to the other new investors and, second, to MIH Limited.

   Each of these restrictions is subject to specified exceptions.

   Transfers of Warrants. Subject to an exception in the event a new investor is unable to obtain government approval to exercise its warrants, the warrants held by the new investors can only be transferred to other new investors.

   Registration Rights. Each of the existing investors and the new investors has certain rights to require us to register its shares.


Amended and Restated Shareholders' Agreement among OpenTV Corp., OpenTV Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

   This agreement contains the following provisions:

 Fundamental Business Decisions

  . If our board of directors approves any of the following fundamental business decisions, it must submit the matter to Sun TSI Subsidiary (treating Sun TSI Subsidiary as though it had exchanged its common stock of OpenTV, Inc. for Ordinary Shares of OpenTV Corp.) and OTV Holdings Limited for their approval:

    (1) any business combination involving a change of control of OpenTV Corp. (unless approved by a Sun TSI Subsidiary designee to our board of directors);

    (2) any change to our Memorandum of Association or Articles of Association that (a) adversely affects Sun TSI Subsidiary's rights under the Exchange Agreement described herein, (b) affects Sun TSI Subsidiary more adversely than OTV Holdings Limited or (c) would impact the intellectual property rights licensed by Sun to OpenTV, Inc.; or

    (3) any assignment or sublicensing of licensed Sun intellectual property made outside of the ordinary course of business.

  . If the board of directors of OpenTV, Inc. approves any of the following fundamental business decisions, it must submit the matter to Sun TSI Subsidiary and to us for approval:

    (1) any business combination involving a change of control of OpenTV, Inc. (unless approved by a Sun TSI Subsidiary designee to the OpenTV, Inc. board of directors);

    (2) any change to the charter of OpenTV, Inc. that (a) adversely affects Sun TSI Subsidiary's rights under the Exchange Agreement described herein, (b) affects Sun TSI Subsidiary more adversely than us or (c) would impact the intellectual property rights licensed by Sun to OpenTV, Inc.; or

    (3) any assignment or sublicensing of licensed Sun intellectual property made outside of the ordinary course of business.

  . Fundamental business decisions relating to OpenTV Corp. require the affirmative vote of at least 95% of all votes in respect of our Ordinary Shares exercisable by OTV Holdings Limited and Sun TSI Subsidiary (treating Sun TSI Subsidiary as though it had exchanged all its common stock of OpenTV, Inc. for Ordinary Shares of OpenTV Corp.). Fundamental business decisions relating to OpenTV, Inc. require the affirmative vote of at least 95% of all votes in respect of OpenTV, Inc. common stock exercisable by us and Sun TSI Subsidiary. If the 95% test is not satisfied, a representative of ours and of Sun TSI Subsidiary must attempt to resolve the deadlock and, if they are unsuccessful, a representative of Sun and MIH Limited must attempt to resolve the deadlock. If the deadlock is not resolved within 31 days, then we may purchase, and if we elect not to or cannot purchase, then OTV Holdings Limited may purchase, all of the shares of OpenTV, Inc. and OpenTV Corp. held by Sun at their fair market value.

   Restrictions on Transfer of Shares by Sun TSI Subsidiary. Sun TSI Subsidiary may not transfer any shares of OpenTV, Inc. other than: (1) in exchange for shares of OpenTV Corp. pursuant to the terms of the Exchange Agreement described herein, or (2) to an affiliate of Sun TSI Subsidiary so long as Sun TSI Subsidiary remains bound and the transferee agrees to be bound by the terms of the Amended and Restated Shareholders' Agreement.

   Term. The Amended and Restated Shareholders' Agreement terminates when Sun TSI Subsidiary exchanges all its shares of common stock of OpenTV, Inc. for Ordinary Shares of OpenTV Corp.

Shareholder's Agreement among OTV Holdings Limited, OpenTV Corp., and Sun TSI Subsidiary, Inc. dated October 23, 1999.

   This agreement provides that, prior to transferring equity securities of us, Sun TSI Subsidiary and OTV Holdings Limited will first offer such securities to each other.

Convertible Preferred Stock Purchase Agreement between OpenTV Corp. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

   On October 23, 1999, we entered into this Stock Purchase Agreement with Sun TSI Subsidiary whereby we sold 4,504,504 of our C-2 Convertible Preference Shares, which converted into an equal number of Class A Ordinary Shares upon completion of our initial public offering, to Sun TSI Subsidiary at a purchase price of $4,999,999.

Exchange Agreement between OpenTV Corp., OpenTV, Inc. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

   In connection with the creation of OpenTV Corp., on October 23, 1999, we entered into an Exchange Agreement with Sun TSI Subsidiary that permits Sun TSI Subsidiary to exchange all or a portion of its shares of Class B Common Stock of OpenTV, Inc. for our Class B Ordinary Shares. The rate of exchange, which is subject to customary antidilution adjustments, is one Class B Ordinary Share for one share of Class B Common Stock of OpenTV, Inc.

   We have agreed to reserve the number of our authorized but unissued Class B Ordinary Shares as will be sufficient to permit the exchange in full of Sun TSI Subsidiary's OpenTV, Inc. Class B Common Stock for our Class B Ordinary Shares.

   In order to maintain Sun TSI Subsidiary's relative interest in OpenTV Corp., OpenTV, Inc., OpenTV Corp. and Sun TSI Subsidiary have agreed that each time we issue additional Class A Ordinary Shares or Class B Ordinary Shares (other than on conversion of Class B Ordinary Shares), OpenTV, Inc. will sell and we will purchase, at a purchase price of $0.001 per share, an equal number of shares of Class A Common Stock or Class B Common Stock of OpenTV, Inc., respectively.

Marketing Agreement dated as of January 22, 2001 by and between British Sky Broadcasting Limited and OpenTV, Inc.

   Pursuant to this agreement, we and British Sky Broadcasting Limited (BskyB) set forth the terms of our business relationship relating to BSkyB's advertising, marketing and promoting of BSkyB hard-drive enabled set-top boxes utilizing the OpenTV operating system and hard drive extensions in the United Kingdom and the Republic of Ireland. As part of this agreement, we pre-paid a total of $8.375 million to BSkyB in March 2001 relating to their advertising, marketing and promoting of such set-top boxes. This amount will be expensed as the marketing cost is incurred by BSkyB.

Registration Rights Agreement by and among OpenTV Corp., General Instrument Corporation and Cablesoft Communications, Inc. dated November 13, 2000.

   The Class A Ordinary Shares acquired by General Instrument Corporation in connection with the establishment of the Spyglass Integration venture, our acquisition of CableSoft, and its purchase of shares from News America Incorporated in a private sale transaction completed in October 2000, are the subject of this Registration Rights Agreement.

Lease Agreement between Y.A. Tittle, R.G. Handley, et al, and OpenTV, Inc., dated January 15, 2000.

   Under this agreement, we lease approximately 17,000 square feet in an office building located at 365 East Middlefield Road in Mountain View, California. The term of the lease is for three years and eight months through August 31, 2003. Our monthly rent is $42,500.00 until January 1, 2002. After this date, our monthly rent increases to $43,350.00 until January 1, 2003. Our rent for the remainder of the lease is $44,200.00 per month.

Lease Agreement between Renault & Handley Employees Investment Co. and OpenTV Inc., dated January 15, 2001.

   Under this agreement, we lease approximately 25,000 square feet in an office building located at 415 East Middlefield Road in Mountain View, California. The term of the lease is for three years and eight months through October 31, 2004. Our monthly rent is $175,000.00 until February 1, 2002. After this date, our monthly rent increases to $180,280.00 until February 1, 2004. Our rent for the remainder of the lease is $196,851.20 per month.

Lease Agreement between Middlefield Road Joint Venture and OpenTV, Inc., dated January 22, 2001.

   Under this agreement, we lease approximately 36,257 square feet in an office building located at 401 East Middlefield Road in Mountain View, California. The term of the lease is for three years and eight months through October 31, 2004. Our monthly rent is $67,800.59 until November 1, 2001. After this date, our monthly rent increases to $69,613.44 until November 1, 2002. Then our monthly rent increases to $71,426.29 until November 1, 2003. Our rent for the remainder of the lease is $73,239.14 per month.

D. Exchange Controls.

   There are currently no limitations either under the laws of the British Virgin Island, the Netherlands, or the United States or in the Company's Articles of Association, to the rights of shareholders to hold or vote Common Shares, to pay dividends, interest or other payments to nonresident shareholders. There are currently no restrictions in the BVI regarding our export and import of capital, including the availability of cash and cash equivalents for use by our affiliated companies.

E. Taxation.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

   This section summarizes the material U.S. federal income tax consequences to holders of our Class A Ordinary Shares as of the date of this annual report. The summary applies to you only if you hold our Class A Ordinary Shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of U.S. federal estate or gift tax. In addition, this summary does not apply to you if you are a member of a Class of holders subject to special rules, such as:

  .  a dealer in securities or currencies

  . a trader in securities that elects to use a market-to-market method of accounting for your securities holdings

  .  a bank

  .  a life insurance company

  .  a tax-exempt organization

  . a person that holds our Ordinary Shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes

  .  a person whose functional currency for tax purposes is not the U.S.
     dollar

  .  a person liable for alternative minimum tax

  . a person that owns, or is treated as owning, 10% or more of any Class of our Ordinary Shares

   The discussion is based on current law. Changes in the law may alter your tax treatment of our holding Class Ordinary Shares, possibly on a retroactive basis.

   The discussion does not cover tax consequences that depend upon your particular tax circumstances. We recommend that you consult your tax advisor about the consequences of your holding our Ordinary Shares in your particular situation.

   For purposes of the discussion below, you are a "U.S. holder" if you are a beneficial owner of our Class A Ordinary Shares who or which is:

  . an individual U.S. citizen or resident alien (as specifically defined for tax purposes)

  . a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state)

  . an estate whose income is subject to U.S. federal income tax regardless of its source

  . a trust (x) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it has a valid election in effect under applicable treasury regulations to be treated as a United States person

   If you are not a U.S. holder, you are a "Non-U.S. holder," and the discussion below titled "Tax Consequences to Non-U.S. Holders" will apply to you.

   If a partnership holds our Class A Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Class A Class A Ordinary Shares, you should consult your tax advisor.

Tax Consequences to U.S. Holders

 Distributions

   We have never declared or paid any cash dividends on our capital stock. We expect to retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the forseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our Class A Ordinary Shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes ("E&P"). Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our Class A Ordinary Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our Class A Ordinary Shares. See "Sale or Other Disposition of Our Class A Ordinary Shares," below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our Class A Ordinary Shares will generally be treated as foreign source "passive income" or, in the case of certain types of financial institutions, "financial services income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

 Sale or Other Disposition of Our Class A Ordinary Shares

   Generally speaking, in connection with the sale or other taxable disposition of our Ordinary Shares:

  . you will recognize gain or loss equal to the difference (if any) between:

    .  the amount realized on such sale or other taxable disposition and

    .  your adjusted tax basis in such Ordinary Shares

  . any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our Class A Ordinary Shares is more than one year at the time of such sale or other disposition.

  . any gain or loss will generally be treated as having United States source for United States foreign tax credit purposes.

  .  your ability to deduct capital losses is subject to limitations.

 Passive Foreign Investment Company

   U.S. holders generally would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we are or were to be classified as a passive foreign investment company for U.S. federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a passive foreign investment company. Notwithstanding the foregoing, we urge you to consult your own U.S. tax advisor regarding the adverse U.S. federal income tax consequences of owning the shares of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

Tax Consequences to Non-U.S. Holders

 Distributions

   If you are a Non-U.S. holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our Class A Ordinary Shares unless:

  .  you conduct a trade or business in the United States and

  . the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our Class A Ordinary Shares, such distributions are attributable to a permanent establishment that you maintain in the United States)

   If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

 Sale or Other Disposition of Our Ordinary Shares

   If you are a Non-U.S. holder, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our Class A Ordinary Shares unless:

  . your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our Class A Ordinary Shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

  . you are an individual Non-U.S. holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist

   You will be subject to tax respect of any gain effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

   Payments (or other taxable distributions) in respect of our Class A Ordinary Shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. Unless we are notified by the IRS, you will not be subject to "backup" withholding of U.S. federal income tax at a rate of 31% provided that:

  .  you are a corporation or other exempt recipient, or

  . you provide a taxpayer identification number (which, in the case of an individual, is his or her taxpayer identification number) and certify that no loss of exemption from backup withholding has occurred

   If you are not a United States person, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-U.S. status in order to establish that you are exempt.

   Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

                    BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

   Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as OpenTV's Class A Ordinary Shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares: The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

   There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, our Class A Ordinary Shares are not subject to transfer taxes, stamp duties or similar charges.

   There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

                         NETHERLANDS TAX CONSEQUENCES

   The overview of certain Netherlands taxes set forth below is only intended for individuals and corporate entities resident in the Netherlands that invest in our ordinary shares. This overview describes the tax consequences that will generally apply to such investors under the Netherlands laws in force and in effect as of the date hereof, and is subject to changes in Netherlands law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed. We therefore recommend that each investor consults his own tax counsel with respect to the tax consequences of an investment in our ordinary shares.

Netherlands income tax and corporate income tax

 Dutch resident individuals

   As a general rule, individuals who are resident or deemed to be resident in the Netherlands for Dutch tax purposes ("Dutch resident individual") will be taxed annually on deemed income of 4% of their net investment assets at an income tax rate of 30%, regardless of whether any dividends are received or any capital gains are realized. The effective income tax rate will total 1.2%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and the end of the relevant year. The value of our ordinary shares forms part of the investment assets. A basic tax-free allowance for the first EUR 17,600 (EUR 35,200 for partner (statutory defined term)) of the net investment assets may be available.

   However, if our ordinary shares are attributable to:

  i. an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, or

  ii. a Dutch resident individual who does carry out activities that exceed regular portfolio asset management, any benefit derived or deemed to be derived from our ordinary shares, including any capital gains realized on the disposal thereof, are generally subject to income tax at progressive rates with a maximum of 52%, or

  iii. a deemed or actual substantial interest of a Dutch resident individual, any benefit derived or deemed to be derived from our ordinary shares, including any capital gains realized on the disposal thereof, are subject to income tax at a rate of 25%. Generally, a Dutch resident individual has a substantial interest in us if the Dutch resident individual owns, directly or indirectly, whether or not together with his partner, shares, or certain rights over shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any Class of shares) in us, or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any Class of shares) in us, or owns profit participating certificates, or certain rights over profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of the liquidation proceeds. Additionally, shares held by a person form part of a substantial interest in us if his partner or any of the relatives by blood or by marriage in the direct line of himself, or of his partner, has a substantial interest in us. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

 Dutch resident entities

   Any benefit derived or deemed to be derived from our ordinary shares held by entities, resident in the Netherlands for Dutch tax purposes ("Dutch resident entities"), including any capital gains realized on the disposal thereof, is generally subject to corporate income tax at a rate of 35%. No corporate income tax will be due with respect to dividend distributions made by us and with respect to capital gains realized on the disposal of our ordinary shares, provided that the Dutch participation exemption applies with respect to the holding of our ordinary shares.

   A Netherlands qualifying pension fund is not subject to corporate income tax. Additionally, a qualifying Netherlands resident investment institution is subject to corporate income tax at a special rate of 0 percent.

Netherlands gift, estate and inheritance taxes

   Gift, estate and inheritance taxes will rise in the Netherlands with respect to an acquisition of our ordinary shares by way of a gift by, or on the death of, a holder of our ordinary shares who is resident or deemed to be resident of the Netherlands at the time of the gift or his death.

   For purposes of Netherlands gift, estate and inheritance taxes, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. Additionally, for purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other taxes and duties

   No Netherlands capital tax, registration tax, transfer tax, stamp duty, or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of our ordinary shares.

   You should consult legal and tax advisors in the countries of your citizenship, residence and domicile to determine the possible tax consequences of purchasing, holding and redeeming our Class A Ordinary Shares (or rights in respect thereof) under the laws of your respective jurisdiction.

F. Dividends and Paying Agents.

   Not Applicable.

G. Statement by Experts.

   Not Applicable.

H. Documents on Display.

   For further information with respect to us and our Class A Ordinary Shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC:

      Judiciary Plaza           Seven World Trade Center       500 West Madison Street
         Room 1024                     13th Floor                    Suite 1400
   450 Fifth Street, N.W.       New York, New York 10048       Chicago, Illinois 60661
   Washington, D.C. 20549

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I. Subsidiary Information.

   Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion addresses market risk only and does not address other risks which we face in the normal course of business, including country risk, liquidity risk, credit risk and legal risk.

Interest Rate and Equity Market Risk

   We maintain an investment portfolio of various holdings, types and maturities. These investments are generally classified as available-for-sale. Available-for-sale securities are recorded on the balance sheet at fair value with unrealized gains or losses, net of tax, reported as a separate component of accumulated other comprehensive income.

   Most of our investments consist of cash equivalents (having a value of approximately $94 million as of December 31, 2000) and highly liquid, high-quality short-term and long-term debt instruments (having a value of approximately $131 million as of December 31, 2000), which include U.S. government agency obligations, certificates of deposit, corporate and municipal commercial paper and notes. In the event that interest rates were to increase immediately by 1%, we estimate that the value of these debt instruments would decrease by approximately $600,000. Declines of interest rates over time would be expected to reduce the interest income from our short-term investments. We do not currently hedge these interest rate exposures. As of December 31, 2000 we had no debt.

   Our portfolio of equity securities includes a minority equity investment in a United Kingdom company, SurfControl plc, which is traded on the London and EASDAQ Stock Exchanges. This investment is held by Spyglass, which we acquired in July 2000. This investment is subject to market price volatility, and the price per share of SurfControl ranged from approximately $15.00 per share to $55.00 per share on the London Stock Exchange during the calendar year 2000. We intend to liquidate our investment in SurfControl and are in the process of doing so. In connection with our investment in and sales of SurfControl shares during the calendar year 2000, we experienced an unrealized after-tax loss of approximately $11.1 million and a realized after-tax loss of approximately $1.0 million as a result of market price fluctuations. We could experience further losses resulting from market price fluctuations as we continue to liquidate our investment in SurfControl. Our portfolio of equity securities also includes investments in a number of privately held companies, most of which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development may never materialize. We could incur the loss of our entire investment in these companies. During the calendar year 2000, we wrote-off $10.0 million of such investments.

Foreign Currency Exchange Rate Risk

   Our functional currencies are generally the local currencies of the countries in which we operate. We incur most of our expenses and sell most of our products in U.S. dollars. Most of the our customers are located outside of the United States. Accordingly, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. We regularly assess this risk and have established policies and business practices to protect against the adverse effect of these and other potential exposures.

   We have established a number of subsidiaries with functional currencies other than the U.S. dollar. We do not hedge the potential translation exposure related to the non-U.S. dollar functional balance sheets of our subsidiaries.

                                    PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   We are not in material default on any of our obligations relating to indebtedness. We have not declared any dividends and are not delinquent with respect to the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

   During our last fiscal year, we have not materially modified any of the rights or instruments defining the rights of our security holders. We do not have any registered securities which are secured by our assets. The trustees or paying agents for our securities have not changed during the last fiscal year.

ITEM 15. [RESERVED]

   Not Applicable.

ITEM 16. [RESERVED]

   Not Applicable.

                                    PART III

   [RESERVED]

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

   Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

   See pages F-1 through F-29 incorporated herein by reference.

ITEM 19. Exhibits

   (a) Financial Statements

                                                                            Page
                                                                            ----
   Audited Annual Financial Statements:
    Report of PricewaterhouseCoopers LLP, Independent Accountants.......... F-2
    Consolidated Balance Sheets............................................ F-3
    Consolidated Statements of Operations and Comprehensive Loss........... F-4
    Consolidated Statements of Shareholders' Equity (Deficit).............. F-5
    Consolidated Statements of Cash Flows.................................. F-7
    Notes to Consolidated Financial Statements............................. F-9

   (b) Exhibit List

 Exhibit
 Number
 -------
 1(a)    Memorandum of Association of OpenTV Corp.

 2(a)    Articles of Association of OpenTV Corp.

 3(a)    Specimen Certificate for Class A Ordinary Shares of OpenTV Corp.

 4.1(e)  Form of Indemnification Agreement for directors and officers of OpenTV
         Corp.

 4.2(e)  OpenTV's Amended and Restated 1999 Employee Stock Purchase Plan.

 4.3(a)  OpenTV's Amended and Restated 1999 Share Option/Share Issuance Plan.

 4.4(a)  Shareholder's Agreement among OTV Holdings Limited, OpenTV Corp. and
         Sun TSI Subsidiary, Inc. dated October 23, 1999.

 4.5(a)  Trademark License Agreement between Sun Microsystems, Inc. and OpenTV,
         Inc., dated March 20, 1998.

 4.6(a)  Technology License and Distribution Agreement between Sun
         Microsystems, Inc. and OpenTV, Inc., dated March 20, 1998.

 4.7(a) First Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated June 30, 1999.

 4.8(a)  Source Code License and Binary Distribution Agreement between Sun
         Microsystems, Inc. and OpenTV, Inc., effective April 1, 1998.

 4.9(a)  Source Code License and Binary Distribution Agreement between Sun
         Microsystems, Inc. and OpenTV, Inc., effective April 1, 1996.

 4.10(a) Convertible Preferred Stock Purchase Agreement between OpenTV Corp.
         and Sun TSI Subsidiary, Inc., dated October 23, 1999.

 4.11(a) Convertible Preferred Stock and Warrant Purchase Agreement among
         OpenTV Corp., America Online, Inc., General Instrument Corporation,
         LDIG OTV, Inc., News America Incorporated and TWI-OTV Holdings, Inc., dated October 23, 1999.

  Exhibit
   Number
  -------

   4.12(a)  Exchange Agreement between OpenTV Corp. OpenTV, Inc. and Sun TSI
            Subsidiary, Inc., dated October 23, 1999.

   4.13(a)  Investors' Rights Agreement among OpenTV Corp., America Online,
            Inc., General Instrument Corporation, LDIG OTV, Inc., News America
            Incorporated, TWI-OTV Holdings, Inc. OTV Holdings Limited, Sun TSI
            Subsidiary, Inc. and MIH (BVI) Ltd., dated October 23, 1999.

   4.14(a)  Amended and Restated Shareholders' Agreement among OpenTV Corp.,
            OpenTV Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun
            TSI Subsidiary, Inc., dated October 23, 1999.

   4.15(b)  Agreement and Plan of Merger and Reorganization by and among OpenTV
            Corp., Sonnet Acquisition Corp. and Spyglass, Inc. dated as of
            March 26, 2000.

   4.16(b)  Lease Agreement between Y.A. Tittle, R.G. Handley, et al, and
            OpenTV, Inc., dated January 15, 2000.

   4.17(c)  OpenTV's Amended and Restated 2000 Exchange Plan.

   4.18(d)  Agreement and Plan of Merger dated November 13, 2000 among OpenTV
            Corp., CableSoft Acquisition Company, CableSoft Corporation and the
            Selling Stockholders.

   4.19(d)  Registration Rights Agreement by and among OpenTV Corp., General
            Instrument Corporation and Cable Soft Communications, Inc. dated
            November 13, 2000.

   4.20(e)  Lease Agreement between Renault & Handley Employees Investment Co.
            and OpenTV Inc., dated January 15, 2001.

   4.21(e)  Lease Agreement between Middlefield Road Joint Venture and OpenTV,
            Inc., dated January 22, 2001.

   4.22(e) Marketing Agreement dated as of January 22, 2001 by and between British Sky Broadcasting Limited and OpenTV, Inc.

   4.23(e)* Second Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated December 20,
            2000.

   8(f)     Subsidiaries of OpenTV.

  10(e)     Consent of PricewaterhouseCoopers LLP.

--------
(a) Incorporated by reference to the exhibit bearing the same name filed with the Company's Registration Statement on Form F-1 as amended (Registration No. 333-89609), which the Securities and Exchange Commission declared effective on November 23, 1999.

(b) Incorporated by reference to the exhibit bearing the same name filed with the Company's Registration Statement on Form F-4 as amended (Registration No. 333-37018), which the Securities and Exchange Commission declared effective on June 13, 2000.

(c) Incorporated by reference from the exhibit bearing the same name filed with the Company's report on Form 6-K filed on August 30, 2000.

(d) Incorporated by reference from the exhibit bearing the same name filed with the Company's report on Form 6-K filed on December 1, 2000.

(e) Filed herewith.

(f) Incorporated by reference to the Chart in Item 4.C. of this annual report.

 * Confidential treatment is requested for portions of this exhibit. These portions have been omitted from this filing and are being filed separately with the Securities and Exchange Commission.

                                  SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OPENTV CORP.

                                                    /s/ Scott H. Ray
                                          By:__________________________________
                                                  Chief Financial Officer

Date: April 18, 2001

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

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations and Comprehensive Loss............... F-4

Consolidated Statements of Shareholders' Equity (Deficit).................. F-5

Consolidated Statements of Cash Flows...................................... F-7

Notes to Consolidated Financial Statements................................. F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OpenTV Corp.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of shareholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of OpenTV Corp. and its subsidiaries at December 31, 1998, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of OpenTV Corp.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
January 22, 2001

                                  OPENTV CORP.

                          CONSOLIDATED BALANCE SHEETS
   (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                        December 31,
                                                -------------------------------
                                                  1998      1999        2000
                                                --------  ---------  ----------
                    ASSETS
                    ------
Current assets:
 Cash and cash equivalents....................  $  3,324  $   6,307  $   94,003
 Short-term marketable debt securities........       --     180,228     115,367
 Marketable equity securities.................       --         --       22,275
 Accounts receivable, net.....................     2,218      6,234      13,762
 Related parties receivable...................       --         --        1,570
 Prepaid expenses and other current assets....       703      1,698       7,591
                                                --------  ---------  ----------
   Total current assets.......................     6,245    194,467     254,568
Long-term marketable debt securities..........       --         --       15,612
Property and equipment, net...................     3,381      5,025      15,671
Long-term private equity investments..........       --         --       25,010
Goodwill, net.................................       --         --    1,788,851
Other intangibles, net........................       --       6,678      72,275
Deferred tax asset............................       --         --        5,710
Other assets..................................       412        620       3,733
                                                --------  ---------  ----------
   Total assets...............................  $ 10,038  $ 206,790  $2,181,430
                                                ========  =========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
----------------------------------------------

Current liabilities:
 Accounts payable.............................  $  1,978  $     798  $    3,954
 Accrued liabilities..........................     2,171      7,261      17,327
 Related parties payable......................       337        606         381
 Deferred revenue.............................     3,218      3,564       9,902
 Deferred income taxes........................       --         --        5,710
                                                --------  ---------  ----------
   Total current liabilities..................     7,704     12,229      37,274
Convertible notes payable to shareholders.....     7,000        --          --
                                                --------  ---------  ----------
   Total liabilities..........................    14,704     12,229      37,274
                                                --------  ---------  ----------
Commitments and contingencies (Note 10)
Minority interest.............................       --         --        1,966
                                                --------  ---------  ----------
Redeemable common shares, par value $0.001;
 111,581 issued and outstanding in 1998.......       117        --          --
                                                --------  ---------  ----------
Shareholders' equity:
 Class A Ordinary Shares, no par value,
  500,000,000 shares authorized; 33,183,658,
  14,523,859 and 34,829,632 shares issued and
  outstanding in 1998, 1999 and 2000,
  respectively................................    24,115    188,562   2,087,440
 Class B Ordinary Shares, no par value,
  200,000,000 shares authorized; 30,631,746
  shares issued and outstanding in 1999 and
  2000........................................       --      35,953      35,953
 Additional paid-in capital...................        49    162,794     438,202
 Receivable from shareholder..................       --          (1)         (1)
 Treasury stock, 41,218 shares in 2000........       --         --           (6)
 Deferred compensation........................       (36)   (42,224)    (16,711)
 Accumulated other comprehensive income
  (loss)......................................       (62)        33     (11,354)
 Accumulated deficit..........................   (28,849)  (150,556)   (391,333)
                                                --------  ---------  ----------
   Total shareholders' equity (deficit).......    (4,783)   194,561   2,142,190
                                                --------  ---------  ----------
   Total liabilities and shareholders' equity
    (deficit).................................  $ 10,038  $ 206,790  $2,181,430
                                                ========  =========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  OPENTV CORP.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (amounts in thousands of U.S. dollars, except share and per share amounts)

                                               Year Ended December 31,
                                           ----------------------------------
                                              1998        1999        2000
                                           ----------  ----------  ----------
Revenues:
  Royalties............................... $    2,788  $   14,782  $   29,898
  License fees............................      1,578       2,964      13,444
  Services and other......................      5,102       8,205      19,805
                                           ----------  ----------  ----------
    Total revenue.........................      9,468      25,951      63,147
                                           ----------  ----------  ----------
Operating expenses:
  Cost of services and other revenues(1)..      4,736       5,949      15,454
  Research and development(2).............      7,514      13,172      34,062
  Sales and marketing(3)..................      7,418      11,415      26,381
  General and administrative(4)...........      3,982       5,971      14,160
  Amortization of goodwill................        --          --      169,284
  Amortization of intangibles.............        --        1,210       6,226
  Amortization of share-based
   compensation...........................         13      13,098      14,426
  Non-cash warrant expense................        --       68,569      24,908
                                           ----------  ----------  ----------
    Total operating expenses..............     23,663     119,384     304,901
                                           ----------  ----------  ----------
Loss from operations......................    (14,195)    (93,433)   (241,754)
Interest income...........................        --          898      12,232
Interest expense..........................        (75)        (73)        --
Other income (expense), net...............         68          (2)       (111)
Investment loss...........................        --          --      (11,687)
Minority interest.........................        --        2,153          34
                                           ----------  ----------  ----------
    Loss before income taxes..............    (14,202)    (90,457)   (241,286)
Income tax benefit........................        --          --          509
                                           ----------  ----------  ----------
    Net loss..............................    (14,202)    (90,457)   (240,777)
Preferred stock deemed dividend...........        --       31,250         --
                                           ----------  ----------  ----------
    Net loss attributable to ordinary
     shareholders......................... $  (14,202) $ (121,707) $ (240,777)
                                           ==========  ==========  ==========
Net loss per share attributable to
 ordinary shareholders, basic and
 diluted.................................. $    (0.43) $    (4.19) $    (4.61)
                                           ==========  ==========  ==========
Shares used in computing net loss per
 share attributable to ordinary
 shareholders, basic and diluted.......... 33,212,803  29,065,478  52,190,338
                                           ==========  ==========  ==========
Net loss.................................. $  (14,202) $  (90,457) $ (240,777)
Other comprehensive income (loss):
  Foreign currency translation............       (136)         95        (394)
  Unrealized loss on investments, net of
   income taxes...........................        --          --      (10,993)
                                           ----------  ----------  ----------
    Comprehensive loss.................... $  (14,338) $  (90,362) $ (252,164)
                                           ==========  ==========  ==========

--------
(1) Exclusive of $53 and $2,603 share-based compensation for the years ended 1999 and 2000.

(2) Exclusive of $662 and $1,538 share-based compensation for the years ended 1999 and 2000.

(3) Exclusive of $556 and $2,100 share-based compensation for the years ended 1999 and 2000.

(4) Exclusive of $13, $11,827 and $8,185 share-based compensation for the years ended 1998, 1999 and 2000.

  The accompanying notes are an integral part of these consolidated financial statements.

                                  OPENTV CORP.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (amounts in thousands of U.S. dollars, except share amounts)

                                                                  Series C-1
                     Class A Ordinary       Class B Ordinary      Convertible       Series C-2 Convertible
                          Shares                 Shares        Preference Shares       Preference Shares      Additional
                  -----------------------  ------------------ --------------------  -------------------------- Paid-In
                    Shares       Amount      Shares   Amount    Shares     Amount      Shares       Amount     Capital
                  -----------  ----------  ---------- ------- -----------  -------  -------------  ---------------------
Balances,
December 31,
1997............   33,183,658  $   24,115         --  $   --          --   $   --             --   $     --    $    --
Cash receipt
from
shareholder.....          --          --          --      --          --       --             --         --         --
Deferred
compensation
arising from
options issued..          --          --          --      --          --       --             --         --          49
Amortization of
deferred
compensation....          --          --          --      --          --       --             --         --         --
Foreign currency
translation
adjustment......          --          --          --      --          --       --             --         --         --
Net loss........          --          --          --      --          --       --             --         --         --
                  -----------  ----------  ---------- ------- -----------  -------  -------------  ---------   --------
Balances,
December 31,
1998............   33,183,658      24,115         --      --          --       --             --         --          49
Conversion of
notes payable to
Class A Ordinary
Shares..........    2,973,917       7,133         --      --          --       --             --         --         --
Conversion of
Class A Ordinary
Shares to Class
B Ordinary
Shares..........  (36,157,575)    (31,248) 36,157,575  31,248         --       --             --         --         --
Conversion of
related party
payable to Class
B Ordinary
Shares..........          --          --      862,069   2,500         --       --             --         --         --
Issuance of
Class B Ordinary
Shares..........          --          --    1,214,179   3,521         --       --             --         --         --
Capital
contribution
from
shareholder.....          --          --          --      --          --       --             --         --       7,640
Deferred
compensation
arising from
options issued..          --          --          --      --          --       --             --         --      22,473
Amortization of
deferred
compensation....          --          --          --      --          --       --             --         --         --
Issuance of
convertible
preference
shares..........          --          --          --      --   23,648,646   26,261      4,504,504      5,000        --
Conversion of
preference
shares to Class
A Ordinary
Shares..........    5,630,628      31,261         --      --  (23,648,646) (26,261)    (4,504,504)    (5,000)       --
Beneficial
conversion
feature on the
sale of
convertible
preference
shares..........          --          --          --      --          --       --             --         --      31,250
Issuance of
warrants in
conjunction with
the sale of
convertible
preference
shares..........          --          --          --      --          --       --             --         --      63,851
Initial public
offering of
Class A Ordinary
Shares..........    8,625,000     157,019         --      --          --       --             --         --         --
Issuance of
performance
warrants to non-
employees.......          --          --          --      --          --       --             --         --      37,531
Amortization of
performance
warrants
deferred
compensation....          --          --          --      --          --       --             --         --         --
Share options
exercised.......      268,231         282         --      --          --       --             --         --         --
Initial
capitalization
of OpenTV Corp.
(Note 1)........          --          --          --        1         --       --             --         --         --
                                                      Accumulated
                   Receivable                            Other
                      from     Treasury   Deferred   Comprehensive Accumulated
                  Shareholders  Stock   Compensation Income (Loss)   Deficit     Total
                  ------------ -------- ------------ ------------- ----------- -----------
Balances,
December 31,
1997............    $(9,700)     $ --     $   --        $    74     $(14,647)  $     (158)
Cash receipt
from
shareholder.....      9,700        --         --            --           --         9,700
Deferred
compensation
arising from
options issued..        --         --         (49)          --           --           --
Amortization of
deferred
compensation....        --         --          13           --           --            13
Foreign currency
translation
adjustment......        --         --         --           (136)         --          (136)
Net loss........        --         --         --            --       (14,202)     (14,202)
                  ------------ -------- ------------ ------------- ----------- -----------
Balances,
December 31,
1998............        --         --         (36)          (62)     (28,849)      (4,783)
Conversion of
notes payable to
Class A Ordinary
Shares..........        --         --         --            --           --         7,133
Conversion of
Class A Ordinary
Shares to Class
B Ordinary
Shares..........        --         --         --            --           --           --
Conversion of
related party
payable to Class
B Ordinary
Shares..........        --         --         --            --           --         2,500
Issuance of
Class B Ordinary
Shares..........        --         --         --            --           --         3,521
Capital
contribution
from
shareholder.....        --         --         --            --           --         7,640
Deferred
compensation
arising from
options issued..        --         --     (22,473)          --           --           --
Amortization of
deferred
compensation....        --         --      13,098           --           --        13,098
Issuance of
convertible
preference
shares..........        --         --         --            --           --        31,261
Conversion of
preference
shares to Class
A Ordinary
Shares..........        --         --         --            --           --           --
Beneficial
conversion
feature on the
sale of
convertible
preference
shares..........        --         --         --            --       (31,250)         --
Issuance of
warrants in
conjunction with
the sale of
convertible
preference
shares..........        --         --         --            --           --        63,851
Initial public
offering of
Class A Ordinary
Shares..........        --         --         --            --           --       157,019
Issuance of
performance
warrants to non-
employees.......        --         --     (37,531)          --           --           --
Amortization of
performance
warrants
deferred
compensation....        --         --       4,718           --           --         4,718
Share options
exercised.......        --        --          --            --           --           282
Initial
capitalization
of OpenTV Corp.
(Note 1)........         (1)      --          --            --           --           --

                                 OPENTV CORP.

         (amounts in thousands of U.S. dollars, except share amounts)

                                                                    Series C-1         Series C-2
                      Class A Ordinary      Class B Ordinary       Convertible        Convertible
                           Shares                Shares         Preference Shares  Preference Shares  Additional  Receivable
                   ----------------------  -------------------  ------------------ ------------------  Paid-In       from
                     Shares      Amount      Shares    Amount     Shares    Amount   Shares   Amount   Capital   Shareholders
                   ----------- ----------  ----------  -------  ----------- ------ ---------- ------- ---------- ------------
Transfer to
minority
interest upon
reorganization
(Note 1)........           --  $      --   (7,602,077) $(1,317)         --  $  --         --  $   --   $    --     $   --
Foreign currency
translation
adjustment......           --         --          --       --           --     --         --      --        --         --
Net loss........           --         --          --       --           --     --         --      --        --         --
                   ----------- ----------  ----------  -------  ----------- ------ ---------- -------  --------    -------
Balances,
December 31,
1999............    14,523,859    188,562  30,631,746   35,953          --     --         --      --    162,794         (1)
Share options
exercised.......     1,416,289      4,975         --       --           --     --         --      --        --         --
Shares
issued for rights
for technology..     2,252,252     38,148         --       --           --     --         --      --        --         --
Shares issued
for Spyglass
acquisition.....    12,677,228  1,796,236         --       --           --     --         --      --    289,809        --
Shares issued
for CableSoft
acquisition.....     1,429,564     36,507         --       --           --     --         --      --      3,493        --
Shares issued
for patents.....       370,858      8,113         --       --           --     --         --      --        --         --
Warrants
exercised.......     1,674,293     14,020         --       --           --     --         --      --     (7,770)       --
Shares issued
through employee
stock purchase
plan............       100,186      1,359         --       --           --     --         --      --        --         --
Shares issued in
exchange for
OpenTV, Inc.
shares..........       385,103        --          --       --           --     --         --      --        --         --
Amortization of
deferred
compensation....           --         --          --       --           --     --         --      --      1,733        --
Reversal of
deferred
compensation due
to employee
terminations....           --         --          --       --           --     --         --      --     (6,153)       --
Amortization of
performance
warrants
deferred
compensation....           --         --          --       --           --     --         --      --     (7,904)       --
Expenses of
initial public
offering of
Class A Ordinary
Shares..........           --        (480)        --       --           --     --         --      --        --         --
Purchase of
treasury
shares..........           --         --          --       --           --     --         --      --        --         --
Employee
settlement......           --         --          --       --           --     --         --      --      1,450        --
Tax benefit of
stock options...           --         --          --       --           --     --         --      --        750        --
Unrealized loss
on investments..           --         --          --       --           --     --         --      --        --         --
Foreign currency
translation
adjustment......           --         --          --       --           --     --         --      --        --         --
Net loss........           --         --          --       --           --     --         --      --        --         --
                   ----------- ----------  ----------  -------  ----------- ------ ---------- -------  --------    -------
Balances,
December 31,
2000............    34,829,632 $2,087,440  30,631,746  $35,953          --  $  --         --  $   --   $438,202    $    (1)
                   =========== ==========  ==========  =======  =========== ====== ========== =======  ========    =======
                                          Accumulated
                                             Other
                   Treasury   Deferred   Comprehensive Accumulated
                    Stock   Compensation Income (Loss)   Deficit     Total
                   -------- ------------ ------------- ----------- -----------
Transfer to
minority
interest upon
reorganization
(Note 1)........    $ --      $    --      $    --      $     --   $   (1,317)
Foreign currency
translation
adjustment......      --           --            95           --           95
Net loss........      --           --           --        (90,457)    (90,457)
                   -------- ------------ ------------- ----------- -----------
Balances,
December 31,
1999............      --       (42,224)          33      (150,556)    194,561
Share options
exercised.......      --           --           --            --        4,975
Shares
issued for rights
for technology..      --           --           --            --       38,148
Shares issued
for Spyglass
acquisition.....      --       (24,696)         --            --    2,061,349
Shares issued
for CableSoft
acquisition.....      --           --           --            --       40,000
Shares issued
for patents.....      --           --           --            --        8,113
Warrants
exercised.......      --           --           --            --        6,250
Shares issued
through employee
stock purchase
plan............      --           --           --            --        1,359
Shares issued in
exchange for
OpenTV, Inc.
shares..........      --           --           --            --          --
Amortization of
deferred
compensation....      --        11,243          --            --       12,976
Reversal of
deferred
compensation due
to employee
terminations....      --         6,153          --            --          --
Amortization of
performance
warrants
deferred
compensation....      --        32,813          --            --       24,909
Expenses of
initial public
offering of
Class A Ordinary
Shares..........      --           --           --            --         (480)
Purchase of
treasury
shares..........       (6)         --           --            --           (6)
Employee
settlement......      --           --           --            --        1,450
Tax benefit of
stock options...      --           --           --            --          750
Unrealized loss
on investments..      --           --       (10,993)          --      (10,993)
Foreign currency
translation
adjustment......      --           --          (394)          --         (394)
Net loss........      --           --           --       (240,777)   (240,777)
                   -------- ------------ ------------- ----------- -----------
Balances,
December 31,
2000............    $  (6)    $(16,711)    $(11,354)    $(391,333) $2,142,190
                   ======== ============ ============= =========== ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  OPENTV CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (amounts in thousands of U.S. dollars)

                                                 Year Ended December 31,
                                               ------------------------------
                                                 1998      1999       2000
                                               --------  ---------  ---------
Cash flows from operating activities:
Net loss...................................... $(14,202) $ (90,457) $(240,777)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization of property
   and equipment..............................      830        932      3,531
  Amortization of intangible assets and
   goodwill...................................      --       1,210    175,510
  Amortization of deferred compensation.......       13     13,098     14,426
  Provision for doubtful accounts.............       85        119        738
  Loss on write-off of equipment..............       96         61        --
  Interest on note payable converted to
   Ordinary Shares............................      --         133        --
  Non-cash warrant expense....................      --      68,569     24,909
  Investment losses...........................      --         --      11,687
  In-process research and development.........      --         --       1,000
  Minority interest...........................      --      (2,153)       (34)
  Changes in operating assets and liabilities:
    Accounts receivable.......................      (41)    (4,134)      (193)
    Related parties receivable................      --         --      (1,570)
    Prepaid expenses and other current
     assets...................................     (494)      (995)      (213)
    Accounts payable..........................    1,035     (1,180)      (121)
    Accrued liabilities.......................      373      5,747       (299)
    Related parties payable...................     (732)       269       (225)
    Deferred revenue..........................    1,992        346      5,373
    Deferred income taxes.....................      --         --      (1,178)
                                               --------  ---------  ---------
      Net cash used in operating activities...  (11,045)    (8,435)    (7,436)
                                               --------  ---------  ---------
Cash flows provided from (used in) investing
 activities:
Purchase of property and equipment............   (2,227)    (2,576)   (10,655)
Cash from acquired subsidiary.................      --         --      74,712
Sale of marketable equity securities..........      --         --       5,813
Sale of short-term marketable debt
 securities...................................      --         --      81,332
Purchase of short-term marketable debt
 securities...................................      --    (180,228)   (16,263)
Purchase of long-term private equity
 investments..................................      --         --     (35,010)
Purchase of long-term marketable debt
 securities...................................      --         --     (15,612)
Increase in other assets......................     (378)      (208)    (2,677)
Purchase of intangible assets.................      --        (248)       --
                                               --------  ---------  ---------
      Net cash provided from (used in)
       investing activities................... $ (2,605) $(183,260) $  81,640
                                               --------  ---------  ---------

                                  OPENTV CORP.

                     (amounts in thousands of U.S. dollars)

                                                     Year Ended December 31,
                                                   ----------------------------
                                                    1998      1999      2000
                                                   -------  -------- ----------
Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares........  $   --   $160,822 $   12,098
Proceeds from issuance of preference shares......      --     31,261        --
Proceeds from issuance of redeemable common
 shares..........................................      117       --         --
Proceeds from notes payable to shareholders......    7,000     2,500        --
Increase in minority interest....................      --        --       2,000
Payment on receivable from shareholder...........    9,700       --         --
                                                   -------  -------- ----------
Net cash provided by financing activities........   16,817   194,583     14,098
                                                   -------  -------- ----------
Effect of exchange rate changes on cash..........     (136)       95       (606)
                                                   -------  -------- ----------
Net increase in cash and cash equivalents........    3,031     2,983     87,696
Cash and cash equivalents, beginning of period...      293     3,324      6,307
                                                   -------  -------- ----------
Cash and cash equivalents, end of period.........  $ 3,324  $  6,307 $   94,003
                                                   =======  ======== ==========
Supplemental disclosure of cash flow information:
Cash paid for interest...........................  $    60  $    --  $      --
                                                   =======  ======== ==========
Cash paid for income taxes.......................  $   --   $    --  $      990
                                                   =======  ======== ==========
Noncash investing and financing activities:
Value of shares issued in connection with
 acquisitions and establishment of companies and
 intangible assets...............................                    $1,879,004
                                                                     ==========
Value of shares issued for stock options of
 acquired companies..............................                    $  293,302
                                                                     ==========
Deferred compensation arising from issuances of
 options.........................................  $    49  $ 22,473 $   24,696
                                                   =======  ======== ==========
Conversion of notes payable, including accrued
 interest to Ordinary Shares.....................           $  7,133
                                                            ========
Intangible assets contributed by shareholder.....           $  7,640
                                                            ========
Conversion of related party payable to Class B
 Ordinary Shares.................................           $  2,500
                                                            ========
Preferred stock deemed dividend..................           $ 31,250
                                                            ========
Issuance of performance warrants.................           $ 37,531
                                                            ========
Conversion of preference shares to Class A
 Ordinary Shares.................................           $ 31,261
                                                            ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 OPENTV CORP.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (amounts in thousands of U.S. dollars, except share and per share amounts)

Note 1. Formation and Business of OpenTV

   Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority shareholder of OpenTV, Inc. exchanged its shares of common stock in OpenTV, Inc. for Ordinary Shares in OpenTV Corp. The reorganization was accounted for on the historical cost basis since there was no change in ownership. As of December 31, 2000, OpenTV Corp. indirectly owns approximately 88% of the common stock of OpenTV, Inc.

   We design, develop, market and support software and related components to enable digital interactive television worldwide.

Note 2. Summary of Significant Accounting Policies

 Principles of consolidation and basis of presentation

   The financial statements include the accounts of OpenTV Corp. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Management estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents

   We consider all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents.

 Investments

   Debt securities with remaining maturities greater than one year are classified as long-term marketable debt securities. Our policy is to minimize risk by investing in investment grade fixed income investments which earn returns based on current interest rates.

   We enter into certain equity investments for the promotion of business and strategic objectives, and typically we do not attempt to reduce or eliminate the inherent market risks on these investments. These investments are carried at the lower of cost or market.

 Marketable debt and equity securities

   We classify all marketable debt and equity securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, our marketable debt and equity securities are carried at fair value as of the balance sheet date. Unrealized gains and losses are reported, net of related taxes, as a separate component of shareholders' equity (deficit). Additionally, the cost of securities sold is based upon the specific identification method.

 Fair value of financial instruments

   The reported amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable (net of the allowance for doubtful accounts), accounts payable, accrued liabilities and notes payable, approximate fair value due to their short maturities.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


 Concentration of credit risk

   Cash and cash equivalents are primarily invested in a diverse portfolio of money market securities and money market funds in accordance with our investment policy. With respect to accounts receivable, our customer base is dispersed across many geographic areas and we generally do not require collateral. We monitor customers' payment history and establish allowances for doubtful accounts as necessary.

 Property and equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight line basis over the life of the lease, or the estimated useful life of the asset, whichever is shorter.

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

 Long-term private equity investments

   We also invest in equity instruments of privately-held companies for business and strategic purposes. These investments are included in long-term private equity investments and are accounted for under the cost method as we do not have the ability to exercise significant influence over operations. We periodically evaluate the carrying value of these investments when events and circumstances warrant such a review. When the carrying value of an investment is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

 Goodwill and intangible assets

   Goodwill and intangible assets are stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over the estimated benefit periods. The estimated benefit period of goodwill is 5 years and the estimated benefit period of intangible assets ranges from 1.5 to 5 years.

   We also assess the impairment of enterprise level goodwill periodically in accordance with the provision of Accounting Principles Board (APB) Opinion No. 17, Intangible Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and our market capitalization relative to net book value. When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model.

 Long-lived assets

   We account for long-lived assets under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires us to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


 Revenue recognition

   We adopted the provisions of Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 delineates the accounting for software products, products including software that is not incidental to the product, and maintenance revenues. Under SOP 97-2, we recognize product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivables is probable. We recognize royalties upon notification from licensees of revenues earned.

   For contracts with multiple obligations (e.g., maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, we recognize revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No 98-9, "Modification of SOP No 97-2 with Respect to Certain Transactions." Generally we have vendor-specific objective evidence of fair value for the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, we defer the maintenance revenue at the outset of the arrangement and recognize it ratably over the period, during which the maintenance is to be provided, which generally commences on the date the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. We recognize revenue allocated to maintenance and support fees, for ongoing customer support and product updates, ratably over the period of the relevant contract. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, we recognize revenue as the related services are performed. Maintenance and consulting services revenues are included in services and other revenue.

   For product licenses sold with integration services, we recognize revenue based on the completed contract method. Revenue from software development contracts of less than six months duration is recognized based on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from integration services and software development contracts are included in services and other revenue.

   Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. Related costs are reported as cost of service revenues. Professional services revenues are included in services and other revenue.

   We enter into arrangements with network operators whereby we license our application software to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where we have delivered all of the software under the arrangement, we recognize the revenue as the network operator reports to us our revenue share, which is done generally on a quarterly basis. Under arrangements where we have committed to deliver unspecified future applications, we recognize the revenue earned on the delivered applications on a subscription basis over the term of the arrangement.

   Revenue from the sale of hardware components and manuals are recognized upon shipment and included in services and other revenue.

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

 Advertising

   Costs related to advertising and promotion of products are charged to sales and marketing expense as incurred. Advertising expense for the years ended December 31, 1998, 1999 and 2000 was $757, $820, and $1,423, respectively.

 Income taxes

   We were not subject to income taxes through March 3, 1998, since we operated as a limited liability company and any taxes due were payable by our members.

   We account for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Share-based compensation

   We account for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standard Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our shares and the exercise price of the option. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18.

 Comprehensive income

   We adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"). This statement requires companies to classify items of comprehensive income by their nature in the financial statements and display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Accordingly, we reported foreign currency translation adjustments and unrealized gain/loss on investments in comprehensive income.

 Foreign currency translation

   The functional currency of our foreign subsidiaries is the local currency. Assets and liabilities are translated into U.S. dollars at the balance sheet date exchange rate. Revenues and expenses are translated at the average exchange rate prevailing during the period. The related gains and losses from translation are recorded as a translation adjustment in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations.

                                  OPENTV CORP.

   (amounts in thousands of U.S. dollars, except share and per share amounts)


 Net loss per share

   Basic and diluted net loss per share are computed using the weighted-average number of Ordinary Shares outstanding net of Ordinary Shares subject to repurchase. The following items were not included in the computation of diluted net loss per share because the effect would be antidilutive:

                                                   1998      1999      2000
                                                 --------- --------- ---------
Stock options................................... 3,507,495 5,471,618 7,193,191
Warrants........................................       --  5,429,728 3,909,222
Shares issuable for shares of OpenTV Inc. Class
 A common stock.................................       --  1,470,957 1,118,872
Shares issuable for shares of OpenTV Inc. Class
 B common stock.................................       --  7,594,796 7,594,796

 Share Split

   We completed a one-for-five reverse share split on November 15, 1999. All share information has been adjusted to reflect this share split.

 Certain risks and uncertainties

   Our products and services are concentrated in the digital interactive television software industry, which is characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by us to anticipate or to respond adequately to technological developments in our industry, changes in customer requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on our business and operating results. Achieving and sustaining profitability will require widespread adoption of the OpenTV system by multiple industry participants and the television-viewing public.

 Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended, is effective for all quarters of fiscal years beginning after June 15, 2000. To date, we have not entered into any derivative financial instrument contracts. Thus, we believe that SFAS No. 133 will not have a material impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a material effect on our financial position or results of operations.

Note 3.  Spyglass Acquisition

   On March 26, 2000, we signed a definitive merger agreement with Spyglass, Inc. to acquire all of Spyglass' outstanding stock in a stock-for-stock transaction. Spyglass shareholders received 0.7236 of our Class A Ordinary Shares in exchange for each share of Spyglass common stock. The merger was consummated on July 24, 2000. We issued 12,677,228 Class A Ordinary Shares with a value of approximately $1,800,000. These shares were valued at $141.69, the average market price per share of our Class A Ordinary Shares for the four trading days before and four trading days after the merger announcement date. We also reserved approximately 2.5 million additional Class A Ordinary Shares for issuance upon the exercise of stock options and warrants of Spyglass

                                  OPENTV CORP.

   (amounts in thousands of U.S. dollars, except share and per share amounts)

which were assumed by us in the merger. The value of such options and warrants was determined by estimating the fair value as of March 26, 2000 using the Black-Scholes option pricing model. The total consideration paid including acquisition-related expenses was approximately $2,100,000.

   Tangible assets acquired from Spyglass included cash and cash equivalents, short-term investments, marketable securities, accounts receivable, fixed assets and other assets. Liabilities assumed from Spyglass included accounts payable, accrued liabilities, deferred revenue and deferred income taxes. The purchase price allocations and annual amortization of the intangible assets and goodwill acquired was as follows:

                                           Amortization
                                              Period       Annual
                                            (in years)  Amortization
                                           ------------ ------------
   Tangible net assets
    acquired................... $  122,421      --        $    --
   Intangible net assets
    acquired:
     Developed technology......      5,600       3           1,867
     In-process research and
      development..............      1,000      --             --
     Assembled workforce.......     11,000       3           3,666
     Current contracts.........      3,500     1.5           2,334
     Customer base.............      1,000       3             333
     Deferred compensation.....     24,696     1-4             --
     Goodwill..................  1,922,269       5         384,454
                                ----------                --------
       Total................... $2,091,486                $392,654
                                ==========                ========

   To determine the value of the developed technology, the expected future cash flows attributable to all existing technology were discounted, taking into account risks related to the characteristics and applications of the developed technology, existing and future markets, and assessments of the stage of the technology's life cycle. The analysis resulted in a valuation for developed technology that had reached technological feasibility and therefore was capitalizable.

   The value allocated to projects identified as in-process research and development was charged to expense at the date of the acquisition. This write-off was necessary because the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. These products under development may not achieve commercial viability. The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its designed specifications, including functions, features and technical performance requirements.

   The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, determined based upon our estimate of costs to complete the development of the technology and the future revenue to be earned upon commercialization of the products. The estimated stage of completion (expressed as a percentage of completion) for each project was calculated and then the percentage was applied to the expected net cash flows for each project. These cash flows were then discounted back to their net present value. The projected net cash flows from the projects were based on management's estimates of revenues and operating profits related to the projects.

                                  OPENTV CORP.

   (amounts in thousands of U.S. dollars, except share and per share amounts)


   To determine the revenue attributable to the in-process technology, consideration was also given to the contribution of the existing technology which will be utilized in the development of the in-process technology, referred to as "core technology." The value allocated to the core technology was determined by assigning a leverage factor to the estimated projected net cash flows related to the products under development after analysis of both the effort and work completed as well as the expected value of the in-process technology. The projected net cash flows from the products assigned to core technology using the leverage factor were then discounted back to their net present value.

   The value allocated to the assembled workforce is attributable to the Spyglass workforce in place after the acquisition which eliminates the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting.

   The present value of the future cash flows attributable to existing contracts and customer base were allocated to current contracts and customer base, respectively.

   The deferred compensation was calculated according to FIN 44, "Accounting for Certain Transactions involving Stock Compensation." The deferred compensation will be amortized over the remaining vesting period of the Spyglass options exchanged in the merger for options of our Class A Ordinary Shares, in accordance with Fin 28. Share-based compensation of $2,517, $465, $1,199 and $2,771 was amortized to cost of services and other revenues, research and development, sales and marketing, and general and administrative expenses, respectively, for the year ended December 31, 2000. In addition, deferred compensation was reduced by $4,676 and capital surplus was credited by a similar amount due to the termination of Spyglass employees after the merger. The amortization of existing recorded deferred compensation will be $9,685, $2,878, $447 and $58 for the years ending December 31, 2001, 2002, 2003 and 2004, respectively.

   Goodwill was determined based on the residual difference between the amount of consideration paid and the values assigned to identified net tangible and intangible assets. As of December 31, 2000, accumulated amortization was $3,588 for intangibles and $168,367 for goodwill.

   If the acquisition had been consummated as of January 1, 1999, the effect on revenues and net loss would have been as follows:

                                                           1999        2000
                                                        ----------  ----------
   Net revenues........................................ $   58,000  $   82,500
   Net loss............................................ $ (473,000) $ (447,000)
   Net loss attributable to ordinary shareholders...... $ (505,000) $ (447,000)
   Net loss per share attributable to ordinary
    shareholders, basic and diluted.................... $   (12.09) $    (6.89)
   Shares used in computing net loss per share
    attributable to ordinary shareholders, basic and
    diluted............................................ 41,742,706  64,867,566

                                  OPENTV CORP.

   (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 4. Balance Sheet Components

                                                        December 31,
                                                 ----------------------------
                                                  1998     1999       2000
                                                 -------  -------  ----------
   Accounts receivable:
   Trade accounts receivable.................... $ 2,044  $ 6,120  $   15,085
   Amounts billed under long-term contracts.....     474      533         --
                                                 -------  -------  ----------
                                                   2,518    6,653      15,085
   Less allowance for doubtful accounts.........    (300)    (419)     (1,323)
                                                 -------  -------  ----------
                                                 $ 2,218  $ 6,234  $   13,762
                                                 =======  =======  ==========
   Prepaid expenses and other current assets:
   Interest receivable.......................... $   --   $   472  $    2,815
   Assets held for sale.........................     --       --          870
   Prepaid expenses and other...................     703    1,226       3,906
                                                 -------  -------  ----------
                                                 $   703  $ 1,698  $    7,591
                                                 =======  =======  ==========
   Property and equipment:
   Computers and equipment...................... $ 3,380  $ 4,863  $   10,013
   Software.....................................     230  $ 1,003       5,185
   Furniture and fixtures.......................     198      356       2,315
   Leasehold improvements.......................     631      793       3,552
                                                 -------  -------  ----------
                                                 $ 4,439  $ 7,015  $   21,065
   Less accumulated depreciation and
    amortization................................  (1,058)  (1,990)     (5,394)
                                                 -------  -------  ----------
                                                 $ 3,381  $ 5,025  $   15,671
                                                 =======  =======  ==========

   Goodwill .................................... $   --   $   --   $1,958,134
   Less accumulated amortization................     --       --     (169,283)
                                                 -------  -------  ----------
                                                 $   --   $   --   $1,788,851
                                                 =======  =======  ==========

   Other intangibles ........................... $   --   $ 7,888  $   79,711
   Less accumulated amortization................     --    (1,210)     (7,436)
                                                 -------  -------  ----------
                                                 $   --   $ 6,678  $   72,275
                                                 =======  =======  ==========
   Other assets:
   Deposits..................................... $   375  $   530  $    1,325
   Due from officer.............................     --       --        2,408
   Other........................................      37       90         --
                                                 -------  -------  ----------
                                                 $   412  $   620  $    3,733
                                                 =======  =======  ==========
   Accrued liabilities:
   Accrued payroll and related liabilities...... $ 1,107  $ 3,806  $    8,586
   Accrued professional fees....................     --     1,940         607
   Accrued liability to warrant holder..........     --       314       1,975
   Accrued acquisition costs....................     --       --        4,668
   Other accrued liabilities....................   1,064    1,201       1,491
                                                 -------  -------  ----------
                                                 $ 2,171  $ 7,261  $   17,327
                                                 =======  =======  ==========

                                  OPENTV CORP.

   (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 5. Marketable Debt and Equity Securities

   The following is a summary of marketable debt and equity securities at December 31, 1999 and 2000:

                                                  December 31, 1999
                                       ----------------------------------------
                                                  Gross      Gross    Estimated
                                                Unrealized Unrealized   Fair
                                         Cost     Gains      Losses     Value
                                       -------- ---------- ---------- ---------
   Money market fund.................  $148,206   $ --      $    --   $148,206
   Other debt securities.............    32,021       1          --     32,022
                                       --------   -----     --------  --------
     Total short-term investments....  $180,227   $   1     $    --   $180,228
                                       ========   =====     ========  ========
                                                  December 31, 2000
                                       ----------------------------------------
                                                  Gross      Gross    Estimated
                                                Unrealized Unrealized   Fair
                                         Cost     Gains      Losses     Value
                                       -------- ---------- ---------- ---------
   Commercial paper..................  $ 26,298   $   1     $     (7) $ 26,292
   Corporate notes...................    50,560      35          (26)   50,569
   Certificates of deposit...........    16,273      17          --     16,290
   U.S. government securities........    18,976      34          --     19,010
   Other debt securities.............     3,208       2           (4)    3,206
                                       --------   -----     --------  --------
     Total marketable debt securities
      (due in one year or less)......   115,315      89          (37)  115,367
                                       ========   =====     ========  ========
   Marketable equity securities......    40,500      --      (18,225)   22,275
                                       ========   =====     ========  ========
   Corporate notes...................     7,043      72          --      7,115
   Other debt securities.............     8,497      --          --      8,497
                                       --------   -----     --------  --------
     Total long-term marketable debt
      securities (due after one
      year)..........................    15,540      72          --     15,612
                                       --------   -----     --------  --------
     Total marketable debt and equity
      securities.....................  $171,355   $ 161     $(18,262) $153,254
                                       ========   =====     ========  ========

   Proceeds from sales of marketable equity and debt securities were $87,145 in 2000.

   The estimated fair value may not be representative of actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

Note 6. Shareholders' Equity

 Authorized share capital

  .  500,000,000 Class A Ordinary Shares

  .  200,000,000 Class B Ordinary Shares

  .  500,000,000 preference shares

 Voting

   The holders of Class A Ordinary Shares and Class B Ordinary Shares are generally entitled to vote as a single class on all matters upon which holders of Ordinary Shares have a right to vote, subject to the requirements

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

of any applicable laws. Each Class A Ordinary Share entitles its holder to one vote, and each Class B Ordinary Share entitles its holder to ten votes. Unless otherwise required by law, and so long as their rights are not adversely affected, the holders of Class A Ordinary Shares and Class B Ordinary Shares are not entitled to vote on any amendment to our Articles of Association and Memorandum of Association of Association that relates solely to the terms of one or more outstanding series of preference shares.

 Dividends and Other Distributions

   Subject to the preferential and other dividend rights of any outstanding series of preference shares, the holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to equal dividends per share when, as and if declared by our board of directors, except that all dividends payable in Ordinary Shares will be paid in the form of Class A Ordinary Shares to holders of Class A Ordinary Shares and in the form of Class B Ordinary Shares to holders of Class B Ordinary Shares. Neither Class A Ordinary Shares nor Class B Ordinary Shares may be split, divided or combined unless the other class is proportionally split, divided or combined.

   In the event we are liquidated or wound up, the holders of our Class A Ordinary Shares and Class B Ordinary Shares will be treated equally on a per share basis and will be entitled to receive all of our remaining assets following distribution of the preferential and/or other amounts to be distributed to the holders of our preference shares.

 Merger

   In the event of a merger, the holders of Class A Ordinary Shares and Class B Ordinary Shares will be entitled to receive the same per share consideration, if any, except that if such consideration includes voting securities (or the right to acquire voting securities or securities exchangeable for or convertible into voting securities), we may (but are not required to) provide for the holders of Class B Ordinary Shares to receive voting securities (or rights to acquire voting securities) entitling them to ten times the number of votes per share as the voting securities (or rights to acquire voting securities) being received by holders of Class A Ordinary Shares.

 Conversion of Class B Ordinary Shares

   Each Class B Ordinary Share is convertible, at the option of the holder thereof, into Class A Ordinary Shares on a share-for-share basis and will automatically convert on a share-for-share basis upon the occurrence of any of the following:

  . upon transfer of Class B Ordinary Shares to a person or entity which is not one of the original beneficial owners of Class B Ordinary Shares or Class A Ordinary Shares who used to be the holder of Convertible Preference Shares or an affiliate;

  . on the date on which the number of Class B Ordinary Shares then outstanding is less than 10% of our then outstanding Ordinary Shares (without regard to voting rights);

  . at any time when the board of directors and the holders of a majority of our outstanding Class B Ordinary Shares approve the conversion of all of the Class B Ordinary Shares into Class A Ordinary Shares; or

  . if the board of directors, in its sole discretion, elects to effect a conversion after a determination that there has been a material adverse change in the liquidity, marketability or market value of our Class A Ordinary Shares, considered in the aggregate, due to (i) the exclusion of Class A Ordinary Shares from trading on a national securities exchange or the exclusion of Class A Ordinary Shares from quotation

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

     on the Nasdaq or any other similar market quotation system then in use; or (ii) requirements under any applicable law, in each of cases (i) and
     (ii), as a result of the existence of our Class B Ordinary Shares.

   In the event of a transaction where Class A Ordinary Shares are converted into or exchanged for one or more other securities, cash or other property (a "Class A Conversion Event"), a holder of Class B Ordinary Shares thereafter will be entitled to receive, upon the conversion of such Class B Ordinary Shares, the amount of such securities, cash and other property that such holder would have received if the conversion of such Class B Ordinary Shares had occurred immediately prior to the record date or effective date, as the case may be, of the Class A Conversion Event.

 Exchangeable Share Arrangements

   We have entered into or adopted arrangements that afford the minority shareholders of OpenTV, Inc. the ability to exchange their shares of OpenTV, Inc. for shares of OpenTV Corp., generally on a one for one basis. The minority shareholders of OpenTV, Inc. are at all times treated as if they were shareholders of OpenTV Corp. As the shares are exchanged, they will be accounted for at historical cost. As the minority shareholders are not responsible to fund the losses of OpenTV, Inc., we have recorded 100% of the loss in excess of the cost basis of the minority shareholders.

 Shares Reserved

   As of December 31, 2000, the following Class A Ordinary Shares were reserved:

   Issuable upon exchange of shares (including shares issuable upon exercise of outstanding options) of OpenTV, Inc. common stock...  1,277,872
   Stock options outstanding........................................  7,193,191
   Stock options reserved for future grant..........................  2,291,450
   Employee stock purchase plan.....................................    500,000
   Warrants from October 1999 private placement.....................  2,702,702
   Performance warrant..............................................    700,000
   Warrants from Spyglass acquisition...............................    506,520
                                                                     ----------
     Total.......................................................... 15,171,735

   In addition, 7,594,796 Class B Ordinary Shares were reserved for issuance upon exchange of shares of OpenTV, Inc. Class B common stock.

 Private Placement of Series C Preference Shares

   In October 1999, we completed a private placement of 4,729,728 Series C-1 Convertible Preference Shares at $5.55 per share, 900,900 Series C-2 Convertible Preference Shares at $5.55 per share, and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., General Instrument Corporation and subsidiaries of Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31,261. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference shares converted into 5,630,628 Class A Ordinary Shares at the time of our public offering. The convertible preference shares have an embedded beneficial conversion feature which under EITF 98-5 resulted in a preferred stock dividend of $31,250 in the quarter ended December 31, 1999. The fair value attributable to the warrants to purchase Class A Ordinary Shares of $63,851 was recorded in operating expenses as a non-cash warrant expense in the quarter ended December 31, 1999. The warrants were valued

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

using the Black Scholes option pricing model. In connection with the investments, we entered into strategic agreements with America Online Inc., General Instrument Corporation, News Corporation and Time Warner, Inc.

   In October 2000, we received $6,250 from the exercise of warrants to purchase 1,126,126 Class A Ordinary Shares. In December 2000, we issued 548,167 Class A Ordinary Shares in exchange for the cashless exercise of warrants to purchase 900,900 Class A Ordinary Shares.

   At December 31, 1998, 1999, and 2000 we had no preference shares outstanding.

 Performance Warrant

   In December 1999, we issued warrants to purchase 700,000 Class A Ordinary Shares (expiring in December 2002) at $5.55 per share to General Instrument Corporation, a subsidiary of Motorola, Inc. The warrants are exercisable based on General Instrument meeting certain performance milestones. The fair value attributable to the performance warrants of $37,531 was recorded in the year ended December 31, 1999. The fair value of the warrants was calculated at each reporting date using the Black Scholes option pricing model. As a result, the warrant expense fluctuated as the fair market value of our Class A Ordinary Shares fluctuated. A total of $4,718 and $24,909 was amortized as non-cash warrant expense for the years ended December 31, 1999 and 2000, respectively. The unamortized balance of $7,904 was credited to additional paid in capital in 2000 due to the change in the value of the shares.

 Warrants from Spyglass Acquisition

   In October 1998, General Instrument acquired warrants to purchase shares of Spyglass. These warrants were assumed by OpenTV in connection with the acquisition of Spyglass and now represent warrants (expiring in December 2003) to purchase 506,520 Class A Ordinary Shares. The exercise prices are $18.24 to $20.43 (subject to adjustment in certain circumstances) and become exercisable on varying dates over a five-year period.

 Agreements with General Instrument and Motorola

   In November 2000, we entered into a series of definitive agreements with General Instrument Corporation and its parent Motorola, Inc. dedicated to accelerating interactive television deployments worldwide. One of the agreements provided for the establishment of a co-owned venture that will provide integration and testing services for cable and satellite operators. We contributed 370,858 of our Class A Ordinary Shares to this venture and these shares were then transferred by the venture to General Instrument in exchange for a three-year license of certain General Instrument patents on a royalty-free, worldwide, non-exclusive basis. The value of the shares was $8,113 and this amount was included in Intangible Assets in the consolidated balance sheet. The accumulated amortization as of December 31, 2000, was $338. At December 31, 2000, the value of Motorola's minority interest in the venture of $1,966 was shown as a separate line in the consolidated balance sheet.

   General Instrument also entered into a 7-year services agreement whereby it guaranteed the venture a certain amount of revenue from work to be performed for General Instrument or other companies referred by General Instrument. General Instrument also entered into a software license agreement for our Device Mosaic browser technology which resulted in revenue in 2000.

   In addition, General Instrument agreed to purchase all of our stock in the Acadia Solution Center that was acquired in the Spyglass acquisition. As of December 31, 2000, these assets were included in Other Current Assets in the consolidated balance sheet. The gain from the sale will be reflected as a reduction of the Spyglass goodwill in the first quarter of 2001.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


 CableSoft Acquisition

   We agreed on November 13, 2000 to acquire CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 of our Class A Ordinary Shares. CableSoft is a leading provider of "on-demand information" software solutions for broadband network operators. General Instrument was one of CableSoft's primary shareholders and a party to the acquisition agreement. The value of these shares at the acquisition date of November 13, 2000 was $36,507. In addition, we assumed certain CableSoft options in connection with the transaction which increased the purchase price to a total of $40,000. The purchase price, including expenses, has been allocated to intangible assets ($4,456) and goodwill ($35,865) based upon an appraisal. The accumulated amortization as of December 31, 2000, was $119 for intangibles and $897 for goodwill.

 EchoStar Joint Venture

   On February 22, 2000, we entered into an agreement with EchoStar Communications Corporation ("ECC"), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively "EchoStar") to develop a low-cost, hard-drive set-top box for the mass TV-viewing market in the United States. EchoStar contributed to a newly formed subsidiary of ECC ("OpenStar") a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar's existing intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, we purchased 50% of the OpenStar shares from ECC, in exchange for 2,252,252 of our Class A Ordinary Shares and contribution of a non-exclusive, perpetual, royalty-free, worldwide license to certain OpenTV intellectual property to OpenStar. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV-enabled set-top boxes. The value recorded for those shares was the market price of the Class A Ordinary Shares on the date the shares were released from escrow and was allocated to technology rights.

 Employee Settlement

   On August 24, 2000, we settled a wrongful dismissal case with a former employee for a cash payment of $150,000 and options to purchase 41,875 shares of the Class A Common Stock of OpenTV, Inc. at an exercise price of $1.05 per share. The total cost of this settlement of $1,600 was charged to expense with an corresponding credit of $1,450 to additional paid-in capital.

Note 7. Employee Option Plans and Share Purchase Plan

 Option Plans

   Options are currently outstanding under the following plans: (i) the Amended and Restated OpenTV Corp. 1999 Share Option/Share Issuance Plan (the "1999 Plan"), (ii) the Amended and Restated OpenTV, Inc. 1998 Option/Stock Issuance Plan (the "1998 Plan"), (iii) four option plans assumed in connection with our Spyglass merger (collectively, the "Assumed Spyglass Plan"), consisting of (a) the Spyglass, Inc. 1995 Stock Incentive Plan, (b) the Spyglass, Inc. 1995 Director Stock Option Plan, (c) the AllPen Software 1997 Stock Option Plan, and (d) the Navitel Communications 1997 Stock Option Plan, and two option plans assumed in connection with our CableSoft merger (the "Assumed CableSoft Plans"), consisting of (a) the CSS Acquisition Corporation 2000 Special Stock Incentive Plan, and (b) the CSS Acquisition Corporation 2000 Stock Plan.

   At present we issue options only from the 1999 Plan. The compensation committee of our board of directors administers the 1999 Plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 Plan. The committee has discretion to determine grant recipients, vesting requirements, exercise prices and other terms and conditions of award eligibility. Consistent

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

with the foregoing, options are generally granted at an exercise price equal to the fair market value on the date of grant and vest 25% after 12 months of continuous service with OpenTV and 1/48th over each of the next 36 months. The term of the options generally is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV. 8,980,000 Class A Ordinary Shares have been reserved for issuance under the 1999 Plan since its inception, and as of December 31, 2000, options to purchase 5,430,912 Class A Ordinary Shares were outstanding under the 1999 Plan.

   Effective as of October 23, 1999, options (the "Assumed Options") to purchase 5,141,114 shares of Class A Common Stock of OpenTV, Inc. under the 1998 Plan were assigned to and assumed by OpenTV Corp. and the Assumed Options thereafter represented the right to purchase under the 1999 Plan an identical number of Class A Ordinary Shares of OpenTV. The remainder of the options then outstanding under the 1998 Plan were not assigned to and assumed by OpenTV Corp. The 1998 Plan will remain in existence for the sole purpose of governing those remaining options until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan. As of December 31, 2000, options to purchase 159,000 shares of OpenTV, Inc.'s Class A Common Stock were outstanding under the 1998 Plan.

   All of the options to purchase Spyglass common stock outstanding under the Assumed Spyglass Plans were converted in the Spyglass merger, and all of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft Plans were converted in the CableSoft merger, into options to purchase our Class A Ordinary Shares. As of December 31, 2000, options to purchase 1,614,248 and 148,031 of our Class A Ordinary Shares were outstanding under the Assumed Spyglass Plans and the Assumed CableSoft Plans (collectively, the "Assumed Plans"). The Assumed Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed Plans that are forfeited or cancelled will no longer be available for issuance under Assumed Plans, and no new options will be granted to employees under the Assumed Plans.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   Activity under the Plans is as follows:

                            Shares                                              Weighted
                          Available     Number of     Exercise    Aggregate     Average
                          for Grant       Shares        Price       Price    Exercise Price
                          ----------    ----------  ------------- ---------  --------------
Balances, December 31,
 1997...................     587,300     3,012,700                $ 10,770       $ 3.58
Options cancelled at
 inception of 1998
 Plan...................    (587,300)   (3,012,700)        $ 3.58  (10,770)      $ 3.58
Options reserved at
 inception of 1998
 Plan...................   5,800,000           --                      --
Options granted.........  (4,353,348)*   4,483,348         $ 1.05    4,708       $ 1.05
Options exercised.......         --       (111,580)        $ 1.05     (117)      $ 1.05
Options cancelled.......     864,273      (864,273)        $ 1.05     (908)      $ 1.05
                          ----------    ----------                --------
Balances, December 31,
 1998...................   2,310,925     3,507,495                   3,683       $ 1.05
Additional options
 reserved under 1998
 Plan...................     960,000           --                      --
Options cancelled under
 1998 Plan..............    (198,048)   (5,141,114) $ 1.05-$ 6.00  (12,863)      $ 2.14
Options reserved at
 inception of 1999
 Plan...................   7,200,000           --
Options assumed under
 1999 Plan..............  (5,141,114)    5,141,114  $ 1.05-$ 6.00   12,863       $ 2.14
Options granted.........  (3,799,200)**  3,960,200  $ 1.05-$88.00   22,141       $ 5.59
Options exercised.......         --     (1,629,321)        $ 1.05   (1,711)      $ 1.05
Options cancelled.......     280,088      (280,088) $ 1.05-$19.00     (707)      $ 2.52
                          ----------    ----------                --------
Balances, December 31,
 1999...................   1,612,651     5,558,286                  23,406       $ 4.21
Additional options
 reserved under 1999
 Plan...................   1,780,000           --
Options related to
 Spyglass acquisition...         --      2,023,219  $ 0.21-$83.96   47,252       $23.35
Options related to
 CableSoft acquisition..         --        148,031         $ 1.95      288       $ 1.95
Options granted.........  (1,784,203)    1,784,203  $17.63-$94.56   95,921       $53.76
Options exercised.......         --     (1,442,497) $ 0.21-$48.89   (4,692)      $ 3.25
Options cancelled.......     683,002      (878,051) $ 1.05-$94.56  (17,714)      $20.17
                          ----------    ----------                --------
Balances, December 31,
 2000...................   2,291,450     7,193,191                $144,461       $20.08
                          ==========    ==========                ========       ======

--------
* Does not include 130,000 shares OpenTV, Inc. common stock underlying options granted in 1998 that were not assumed under the 1999 Plan.

** Does not include 161,000 shares OpenTV, Inc. common stock underlying options granted in 1999 that were not assumed under the 1999 Plan.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   The following table summarizes information with respect to options outstanding at December 31, 2000:

                                                             Options Currently
                                 Options Outstanding            Exercisable
                           -------------------------------- --------------------
                                        Weighted
                                         Average   Weighted             Weighted
                                        Remaining  Average              Average
                             Number    Contractual Exercise   Number    Exercise
   Exercise Price          Outstanding    Life      Price   Exercisable  Price
   --------------          ----------- ----------- -------- ----------- --------
   $0-$10................   3,689,095     7.54      $ 4.51   2,010,256   $ 4.51
   $11-$20...............   1,366,804     7.92      $14.55     793,147   $14.55
   $21-$30...............     106,213     9.12      $26.22      54,429   $26.22
   $31-$40...............     383,602      9.5      $36.64       2,000   $36.64
   $41-$50...............     767,477      9.4      $47.19      29,139   $47.19
   $51-$60...............     454,204     9.26      $53.41      15,654   $53.41
   $81-$100..............     425,796     9.14      $85.35      41,018   $85.35
                            ---------                        ---------
                            7,193,191                        2,945,643
                            =========                        =========

   At December 31, 1998, 1999, and 2000 vested options to purchase 3,507,495, 1,190,693 and 2,945,643 Ordinary Shares respectively, were unexercised.

 Fair value disclosures

   Had compensation cost for our share-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, our net loss would have been increased to the pro forma amounts indicated below:

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1998      1999       2000
                                                --------  ---------  ---------
   Net loss attributable to ordinary
    shareholders:
    As reported...............................  $(14,202) $(121,707) $(240,777)
    Pro forma.................................  $(14,474) $ (93,449) $(272,392)
   Net loss per share attributable to ordinary
    shareholders, basic and diluted:
    As reported...............................  $  (0.43) $   (4.19) $   (4.61)
    Pro forma.................................  $  (0.44) $   (4.29) $   (5.22)

   We calculated the fair value of each option grant on the date of grant using the Black-Scholes pricing method with the following assumptions for fiscal 1998, 1999 and 2000: dividend yield at 0% for all periods; volatility at 0% for 1998, 184% for 1999 and 135% for 2000; weighted average expected option term of six years for 1998, and five years for 1999 and 2000; risk free interest rate of 4.95% to 5.70%, 4.75% to 6.00% and 5.46% to 6.81%, respectively. The weighted average fair value of options granted during 1998, 1999 and 2000 was $0.15, $8.78 and $53.37, respectively.

   These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year.

 Share-based compensation

   We recorded non-cash deferred share compensation of $49, $22,473 and $24,696 for the years ended December 31, 1998, and 1999 and 2000, respectively, representing the difference between the exercise price and

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)

deemed fair market value for options to purchase shares granted to employees and the fair value attributable to options granted to non-employees. These amounts are being amortized in accordance with FIN No. 28 over the vesting period of the option life, which is generally four years. As of December 31, 2000 we had unamortized deferred share compensation of $16,711 which is expected to be fully amortized over the next three years. During the year ended December 31, 2000, deferred compensation was reduced by $1,475 and capital surplus was credited by a similar amount due to the termination of certain employees.

 Share Purchase Plan

   In November 1999, our shareholders approved the 1999 Employee Stock Purchase Plan. 500,000 Class A Ordinary Shares are currently reserved for issuance pursuant to the purchase rights granted under the purchase plan in the calendar year 2001. The first offering under the purchase plan began on November 23, 1999. In the year ended December 31, 2000, 100,186 shares were issued to employees under the plan for total proceeds of $1,359.

Note 8. Employee Benefit Plan

   Our employees participate in a 401(k) Plan which provides retirement benefits through tax deferred salary deductions for all eligible employees meeting certain age and service requirements. Participating employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. We, at the discretion of our board of directors, may make discretionary matching contributions on behalf of employees. We made contributions to the Plan in the amounts of $115, $125, and $432 for the years ended December 31, 1998, 1999 and 2000, respectively.

Note 9.  Income Taxes

   The components of loss before taxes are as follows:

                                                    Year Ended December 31,
                                                  -----------------------------
                                                    1998      1999      2000
                                                  --------  --------  ---------
     United States............................... $(13,645) $(23,423) $(211,774)
     International...............................     (557)  (67,034)   (29,512)
                                                  --------  --------  ---------
                                                  $(14,202) $(90,457) $(241,286)
                                                  ========  ========  =========

   We operated as a limited liability company taxed as a partnership and were not subject to income taxes prior to March 3, 1998. We did not provide any current or deferred income taxes prior to January 1, 2000 since we incurred operating losses in all jurisdictions.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   The provision (benefit) for income taxes is comprised of the following:

                                                   Year Ended December 31,
                                                  ---------------------------
                                                   1998      1999      2000
                                                  -------  --------  --------
     Current
       United States............................. $   --   $    --   $    125
       International.............................     --        --        820
       State.....................................     --        --        200
                                                  -------  --------  --------
                                                  $   --   $    --   $  1,145
                                                  -------  --------  --------
     Deferred
       United States............................. $   --   $    --   $ (1,654)
                                                  -------  --------  --------
         Provision (benefit)..................... $   --   $    --   $   (509)
                                                  =======  ========  ========

   The provision (benefit) for income taxes differs from the amount computed by applying the statutory United States Federal income tax rate to income
(loss) before taxes as follows:

                                                   Year Ended December 31,
                                                  ---------------------------
                                                   1998      1999      2000
                                                  -------  --------  --------
     Income tax (benefit) at the Federal
      statutory rate of 35%...................... $(4,971) $(31,660) $(84,450)
     Amortization of goodwill....................     --        --     59,249
     Amortization of share-based compensation....       5     2,185     4,541
     International losses........................     195    23,314    10,329
     Change in valuation allowance...............   4,975     8,277    12,142
     Other.......................................    (204)   (2,116)   (2,320)
                                                  -------  --------  --------
                                                  $   --   $    --   $   (509)
                                                  =======  ========  ========

   The components of the net deferred tax assets and liabilities as of December 31, 1998, 1999 and 2000 are as follows:

                                                   Year Ended December 31,
                                                  ---------------------------
                                                   1998      1999      2000
                                                  -------  --------  --------
     Deferred tax liability, net:
       Deferred revenue.......................... $   430  $    720  $  2,258
       Accrued liabilities and reserves..........     357       330     1,497
       Unrealized investment gains...............     --        --     (8,006)
       Valuation allowance.......................    (787)   (1,050)   (1,459)
                                                  -------  --------  --------
                                                  $   --   $    --   $ (5,710)
                                                  =======  ========  ========
     Deferred tax asset, net:
       Equity compensation....................... $   --   $  2,794  $  2,674
       Depreciation and amortization.............     --        242       177
       Acquired intangibles......................     --        --     (8,752)
       Net operating loss carryforwards..........   4,053     8,446    33,996
       Credit carryforwards......................     135       720     1,550
       Valuation allowance.......................  (4,188)  (12,202)  (23,935)
                                                  -------  --------  --------
                                                  $   --   $    --   $  5,710
                                                  =======  ========  ========

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


   We provided a full valuation allowance on deferred tax assets in excess of deferred tax liabilities because of our limited operating history and uncertainty regarding realizability of the deferred tax assets.

   At December 31, 2000 we had approximately $87,000 and $46,000, respectively, of Federal and state net operating losses to reduce future taxable income. These carryforwards expire between 2010 and 2020 for Federal tax purposes and between 2003 and 2010 for state income tax purposes, if not utilized.

   For Federal and state income tax purposes, a portion of our net operating loss carryforwards may be subject to certain limitations on utilization in the event of certain changes in ownership as defined by Federal and state tax law.

Note 10. Commitments and Contingencies

   We have agreed to issue ordinary shares in exchange for shares of OpenTV, Inc. held by minority shareholders, generally on a one-for-one basis, pursuant to an exchange agreement and a plan of exchange. The exchange of shares will represent the acquisition of a minority interest and will be accounted for under the purchase method of accounting.

   We sublease our facilities from third parties under operating lease agreements in the United States, Europe and Asia. These leases expire between February 2001 and November 2005, respectively. Total rent expense, net of sublease amounts, for the years ended December 31, 1998, 1999 and 2000 was $1,819, $1,743 and $4,242, respectively.

   Future minimum payments under noncancelable operating leases as of December 31, 2000 are as follows:

                                                              Minimum   Sublease
                                                            Commitments  Income
                                                            ----------- --------
     2001..................................................   $ 4,578     $497
     2002..................................................     3,563      155
     2003..................................................     3,065      --
     2004..................................................     2,297      --
     2005..................................................       785      --
                                                              -------     ----
                                                              $14,288     $652
                                                              =======     ====

   As of December 31, 2000, we have a standby letter of credit with a bank of approximately $1,000.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 11. Related Party Transactions

   Related party transactions are as follows:

                                                                                   Year Ended
                                                                                  December 31,
                                                                               -------------------
        Related Party                     Nature of Transaction                 1998  1999   2000
        -------------                     ---------------------                ------ ----- ------
   Sun Microsystems........ Consulting expense                                 $   15 $ --  $  --
                            Software technology license and equipment purchase    477   723    333
                            Interest expense on notes payable                       7     8    --
   Thomson Consumer
    Electronics, Inc. ..... Royalties, license fees and service revenue           205   465    950
                            Interest expense on notes payable                      26    33    --
   MIH Limited............. Consulting expense                                    278   --     --
                            Royalties, license fees and service revenue           --    --   1,631
                            Interest expense on notes payable                      26    33    --
   WOW TV, Inc............. Professional services revenue                         --    --      60

   Related party balances are as follows:

   Related parties receivable
   MIH Limited................................................................ $  --  $ 396 $1,570

   Related parties payable
   MIH Limited................................................................ $  304 $ 606 $  381
   Thomson Consumer Electronics, Inc. ........................................     26   --     --
   Sun Microsystems...........................................................      7   --     --
                                                                               ------ ----- ------
                                                                               $  337 $ 606 $  381
                                                                               ====== ===== ======
   Converted notes payable to shareholders
   MIH Limited................................................................ $3,114 $ --  $  --
   Thomson Consumer Electronics, Inc. ........................................  3,114   --     --
   Sun Microsystems...........................................................    772   --     --
                                                                               ------ ----- ------
                                                                               $7,000 $ --  $  --
                                                                               ====== ===== ======

   The convertible notes bore interest at 5% per annum. In March 1999, the notes and accrued interest were converted into 2,973,917 Class A Ordinary Shares at $2.40 per share.

   On March 18, 1999, MIH Limited ("MIH") agreed to pay Thomson Consumer Electronics, Inc. ("Thomson") $7,640 for certain intellectual property which Thomson contributed to OpenTV and $38,566 for Thomson's 16,084,852 shares of OpenTV's common stock. MIH issued a promissory note to Thomson for the total amount. Thomson exchanged the promissory note for shares in MIH, a publicly traded company, in April 1999. Sun exercised its right to acquire from MIH its pro rata share of common stock of OpenTV which was acquired by MIH from Thomson. As a result of these transactions, a new Stockholders' Agreement was adopted on March 18, 1999 among OpenTV, MIH and Sun.

                                 OPENTV CORP.

  (amounts in thousands of U.S. dollars, except share and per share amounts)


Note 12. Segment Information

   We currently have only one segment because there is only one measurement of profitability for our operations.

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
     Revenue by country:
     France.......................................... $ 2,915  $ 2,853  $ 4,936
     Italy...........................................     483    1,473    2,817
     South Africa....................................     660    1,321    2,950
     Spain...........................................      66    1,994    1,306
     Taiwan..........................................     606    1,920    2,308
     United Kingdom..................................   2,333   10,476   19,394
     United States...................................   1,039    1,714   18,477
     Other foreign offices...........................   1,366    4,200   10,959
                                                      -------  -------  -------
                                                      $ 9,468  $25,951  $63,147
                                                      =======  =======  =======

   Revenues are attributed to countries based on the location of customers.

   Property and equipment by locations are as follows:

                                                           December 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
     Property and equipment, net:
     United States................................... $ 3,131  $ 4,548  $14,268
     Other foreign countries.........................     250      477    1,403
                                                      -------  -------  -------
                                                      $ 3,381  $ 5,025  $15,671
                                                      =======  =======  =======

   Several customers from whom we receive royalties sell set-top boxes to British Sky Broadcasting. These customers accounted for 34% and 26% of revenue for the years ended December 31, 1999 and 2000, respectively. Major individual customers, as a percentage of revenue, are as follows:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
     Customer:
     A...............................................      16%       7%       5%
     B...............................................      14%       3%       0%
     C...............................................       0%      12%       8%
     D (Motorola)....................................       0%       0%      14%

   As of December 31, 1998, 1999 and 2000 one customer accounted for 16% of accounts receivable, two customers accounted for 20% of accounts receivable, and two customers accounted for 26% of accounts receivable, respectively.

                                 EXHIBIT INDEX

 Exhibit
 Number                           Document Description
 -------                          --------------------
 1(a)    Memorandum of Association of OpenTV Corp.

 2(a)    Articles of Association of OpenTV Corp.

 3(a)    Specimen Certificate for Class A Ordinary Shares of OpenTV Corp.

 4.1(e)  Form of Indemnification Agreement for directors and officers of OpenTV
         Corp.

 4.2(e)  OpenTV's Amended and Restated 1999 Employee Stock Purchase Plan.

 4.3(a)  OpenTV's Amended and Restated 1999 Share Option/Share Issuance Plan.

 4.4(a)  Shareholder's Agreement among OTV Holdings Limited, OpenTV Corp. and
         Sun TSI Subsidiary, Inc. dated October 23, 1999.

 4.5(a)  Trademark License Agreement between Sun Microsystems, Inc. and OpenTV,
         Inc., dated March 20, 1998.

 4.6(a)  Technology License and Distribution Agreement between Sun
         Microsystems, Inc. and OpenTV, Inc., dated March 20, 1998.

 4.7(a) First Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated June 30, 1999.

 4.8(a)  Source Code License and Binary Distribution Agreement between Sun
         Microsystems, Inc. and OpenTV, Inc., effective April 1, 1998.

 4.9(a)  Source Code License and Binary Distribution Agreement between Sun
         Microsystems, Inc. and OpenTV, Inc., effective April 1, 1996.

 4.10(a) Convertible Preferred Stock Purchase Agreement between OpenTV Corp.
         and Sun TSI Subsidiary, Inc., dated October 23, 1999.

 4.11(a) Convertible Preferred Stock and Warrant Purchase Agreement among
         OpenTV Corp., America Online, Inc., General Instrument Corporation,
         LDIG OTV, Inc., News America Incorporated and TWI-OTV Holdings, Inc., dated October 23, 1999.

 4.12(a) Exchange Agreement between OpenTV Corp. OpenTV, Inc. and Sun TSI
         Subsidiary, Inc., dated October 23, 1999.

 4.13(a) Investors' Rights Agreement among OpenTV Corp., America Online, Inc.,
         General Instrument Corporation, LDIG OTV, Inc., News America
         Incorporated, TWI-OTV Holdings, Inc. OTV Holdings Limited, Sun TSI
         Subsidiary, Inc. and MIH (BVI) Ltd., dated October 23, 1999.

 4.14(a) Amended and Restated Shareholders' Agreement among OpenTV Corp.,
         OpenTV Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI
         Subsidiary, Inc., dated October 23, 1999.

 4.15(b) Agreement and Plan of Merger and Reorganization by and among OpenTV
         Corp., Sonnet Acquisition Corp. and Spyglass, Inc. dated as of March
         26, 2000.

 4.16(b) Lease Agreement between Y.A. Tittle, R.G. Handley, et al, and OpenTV,
         Inc., dated January 15, 2000.

 4.17(c) OpenTV's Amended and Restated 2000 Exchange Plan.

 4.18(d) Agreement and Plan of Merger dated November 13, 2000 among OpenTV
         Corp., CableSoft Acquisition Company, CableSoft Corporation and the
         Selling Stockholders.

 4.19(d) Registration Rights Agreement by and among OpenTV Corp., General
         Instrument Corporation and Cable Soft Communications, Inc. dated
         November 13, 2000.

 4.20(e) Lease Agreement between Renault & Handley Employees Investment Co. and
         OpenTV Inc., dated January 15, 2001.

                                 EXHIBIT INDEX

 Exhibit
  Number                          Document Description
 -------                          --------------------
 4.21(e)  Lease Agreement between Middlefield Road Joint Venture and OpenTV,
          Inc., dated January 22, 2001.

 4.22(e) Marketing Agreement dated as of January 22, 2001 by and between British Sky Broadcasting Limited and OpenTV, Inc.

 4.23(e)* Second Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated December 20,
          2000.

 8(f)     Subsidiaries of OpenTV.

 10(e)    Consent of PricewaterhouseCoopers LLP.

--------
(a) Incorporated by reference to the exhibit bearing the same name filed with the Company's Registration Statement on Form F-1 as amended (Registration No. 333-89609), which the Securities and Exchange Commission declared effective on November 23, 1999.

(b) Incorporated by reference to the exhibit bearing the same name filed with the Company's Registration Statement on Form F-4 as amended (Registration No. 333-37018), which the Securities and Exchange Commission declared effective on June 13, 2000.

(c) Incorporated by reference from the exhibit bearing the same name filed with the Company's report on Form 6-K filed on August 30, 2000.

(d) Incorporated by reference from the exhibit bearing the same name filed with the Company's report on Form 6-K filed on December 1, 2000.

(e) Filed herewith.

(f) Incorporated by reference to the Chart in Item 4.C. of this annual report.

 * Confidential treatment is requested for portions of this exhibit. These portions have been omitted from this filing and are being filed separately with the Securities and Exchange Commission.