Form 20-F
period 2001-12-31
OPENTV CORP
filed 2002-06-26
CIK 1096958

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 001-15473

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
None

As of December 31, 2001, the Registrant had outstanding:
40,525,732 Class A Ordinary Shares, no par value
30,631,746 Class B Ordinary Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes  ☒      No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17  ☐    Item 18  ☒

i

ii

The terms “OpenTV”, “the Company”, “our company”, “we”, “us” and “our” as used in this annual report on Form 20-F (this “annual report”) refer to OpenTV Corp., its subsidiaries and their respective predecessors as a combined entity, except where the context requires otherwise.

Because OpenTV Corp. is an international business company incorporated under the laws of the British Virgin Islands, holders of its Ordinary Shares technically are referred to as “members” of OpenTV Corp. For matters of convenience, however, such holders are referred to in this annual report as “shareholders” of OpenTV Corp.

“OpenTV”, the OpenTV logo, “OpenTV Device Mosaic”, “OpenTV Core”, “OpenTV HTML”, “OpenTV Streamer”, “OpenTV Publisher”, “OpenTV Gateway”, “OpenTV Account”, “OpenTV Advertise” and “OpenTV Software Developers Kit” are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. “Static 2358”, “Static”, “PlayJam” and “YO-YO”” are trademarks or registered trademarks of Static 2358 Limited in the United Kingdom and other countries. “Spyglass Integration” is a service mark of Spyglass Integration, Inc. All other trademarks or service marks appearing in this annual report are trademarks or service marks of the respective companies that use them.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve inherent risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We use words such as “expect”, “anticipate”, “project”, “believe”, “plan”, “intend”, “future”, and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, those discussed in Item 3.D, entitled “Risk Factors”, and elsewhere in this annual report.

You should rely only on the information contained in this annual report when making a decision about whether to invest in our Class A Ordinary Shares. The information contained in this annual report is accurate only as of the date of this annual report.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   Directors and Senior Management

Not Applicable.

B.   Advisors

Not Applicable.

C.   Auditors

Not Applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer Statistics

Not Applicable.

B.   Method and Expected Timetable

Not Applicable.

ITEM 3.    KEY INFORMATION

A.   Selected Financial Data

Selected Historical and Consolidated Financial Data

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(amounts in thousands of U.S. dollars, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Royalties	$2,382	$2,788	$14,782	$29,898	$42,175
Services and other	3,322	5,102	8,205	19,805	39,832
License fees	1,255	1,578	2,964	13,444	13,295

Total revenues	6,959	9,468	25,951	63,147	95,302

Operating expenses:
Cost of services and other revenues(1)	3,290	4,736	6,002	18,057	33,530
Research and development(2 and 5)	6,219	7,514	82,403	60,508	43,542
Sales and marketing(3 and 6)	4,323	7,418	11,971	28,481	46,025
General and administrative(4)	3,929	3,995	17,798	22,345	19,869
Amortization of goodwill	—	—	—	169,284	390,765
Amortization of acquisition-related intangibles	—	—	1,210	6,226	23,488

Total operating expenses	17,761	23,663	119,384	304,901	557,219

Loss from operations	(10,802)	(14,195)	(93,433)	(241,754)	(461,917)
Interest income	—	—	898	12,232	10,518
Interest expense	(26)	(75)	(73)	—	—
Other income (expense), net	139	68	(2)	(111)	(33)
Impairment of investments and notes receivable	—	—	—	(10,000)	(14,915)
Realized loss on sale of marketable equity securities	—	—	—	(1,687)	(24,014)
Minority interest	—	—	2,153	34	202

Loss before income taxes	(10,689)	(14,202)	(90,457)	(241,286)	(490,159)
Income tax benefit	—	—	—	509	5,854

Net loss	(10,689)	(14,202)	(90,457)	(240,777)	(484,305)
Preferred stock deemed dividend	—	—	31,250	—	—

Net loss attributable to ordinary shareholders	$(10,689)	$(14,202)	$(121,707)	$(240,777)	$(484,305)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.43)	$(0.43)	$(4.19)	$(4.61)	$(7.13)

Shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	24,973,614	33,212,803	29,065,478	52,190,338	67,937,686

(1)	Inclusive of $53, $2,603 and $3,541 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(2)	Inclusive of $662, $1,538 and $1,171 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(3)	Inclusive of $556, $2,100 and $1,644 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(4)	Inclusive of $13, $11,827, $8,185 and $3,233 share-based compensation for the years ended 1998, 1999, 2000 and 2001, respectively.
(5)	Inclusive of $68,569 and $24,908 non-cash warrant expense for the years ended 1999 and 2000, respectively.
(6)	Inclusive of $8,375 marketing expenses for BSkyB hard drive set-top box for the year ended 2001.

Selected Historical and Consolidated Financial Data—(Continued)

	As of December 31,
	1997	1998	1999	2000	2001
	(amounts in thousands of U.S. Dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$293	$3,324	$6,307	$94,003	$69,249
Short-term marketable debt securities	—	—	180,228	115,367	28,454
Long-term marketable debt securities	—	—	—	15,612	91,839
Working capital (deficit)	(2,272)	(1,459)	182,238	219,966	100,083
Total assets	4,878	10,038	206,790	2,181,430	1,767,614
Convertible notes payable to shareholders	—	7,000	—	—	—
Redeemable common stock	—	117	—	—	—
Total shareholders’ equity (deficit)	(158)	(4,783)	194,561	2,142,190	1,729,773

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

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

Interactive television is a new and emerging business and we cannot guarantee that it will attract widespread acceptance or demand

Our success depends upon, among other things, the broad acceptance of interactive television by industry participants, including operators of broadcast and pay television networks and manufacturers of televisions and set-top boxes, as well as by television viewers and advertisers. Because the market for interactive television is newly emerging, the potential size of the market opportunity and the timing of its development are uncertain. Our ability to grow and future success depends in part upon our ability to penetrate new markets and convince network operators, television viewers and advertisers to adopt and maintain their use of our products and services.

Due to the relative infancy of interactive television, many key participants have not embraced interactive television for a variety of reasons, including:

•	significant up-front costs associated with implementing interactive television platforms, including costs associated with technology, marketing and professional services

•	the uncertain ability to generate meaningful returns from interactive television-related investments

•	inadequate transmission facilities and broadcast centers

Accordingly, such participants may continue to perceive interactive television as an unproven business proposition and be reluctant to participate. If network operators determine that interactive television is not viable as a business proposition or if they determine that interactive television services are not consistent with their business or operational strategies, they may not choose, or may stop using, our products and services.

Unanticipated fluctuations in our quarterly operating results could affect the market price of our Class A Ordinary Shares

We believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful indicators of our future operating results and should not be solely relied upon as an indication of future performance. Nevertheless, if our quarterly operating results fail to meet public expectations, the trading price of our Class A Ordinary Shares could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this annual report, including many that are beyond our control.

Our operating results may vary from quarter to quarter as a result of a number of factors, including:

•	the ability to generate revenues from new and existing customers

•	the ability to enter into licensing and service agreements with new and existing customers

•	the number and size of network operators deploying OpenTV™-enabled interactive solutions and the associated roll-out to subscribers

•	changes in management, control, financial condition or business objectives of network operators

•	increased competition in general and any changes in our pricing policies, relative to our historical policies, that may result from increased competitive pressure

•	changes in the mix of revenue attributable to higher-margin software license revenue as opposed to lower-margin service revenue

•	the launch and relative success of channels-based applications

•	the ability to deliver products and services within project deadlines

•	the ability of our customers to pay for products and services in a full and timely manner in light of current economic conditions

•	whether and to what extent we record further write-downs or write-offs of goodwill and our investments in privately-held companies

A high percentage of our expenses, particularly compensation, is fixed in advance of any particular quarter. This means that any of the factors listed above could cause significant variations in our revenues and earnings in a particular given quarter. Any decline in revenues or a greater than expected loss for any quarter could cause the market price of our Class A Ordinary Shares to decline.

We may have difficulty generating substantial ongoing revenues from our core middleware and, as a result, we may have difficulty sustaining historic levels of revenue growth

We have on a historic basis derived a substantial amount of our total revenues from royalties associated with the deployment of our core middleware, which has been selected by 50 digital television network operator customers worldwide and is deployed in more than 25 million digital television set-top boxes. For the years ended December 31, 1999, 2000 and 2001, our total revenues were approximately $26.0 million, $63.1 million and $95.3 million, respectively. For the same periods, royalties attributable to the deployment of our middleware products were approximately $14.8 million, $29.9 million and $42.2 million, respectively. We receive a one-time, per-unit royalty fee for each set top box that is deployed with our core middleware. We will only receive future royalty revenues from network operators that have already deployed our core middleware if and to the extent that they upgrade to new versions of our core middleware. Such revenues are recognized as upgrade royalty fees.

Because there are currently only a limited number of network operators worldwide that deploy interactive products and services, and because our core middleware has largely achieved significant penetration in the markets that have adopted interactive television on a large scale, it may become increasingly difficult to generate substantial core middleware-related revenues from new network operator deployments in the future, unless our network operator customers decide to upgrade to future versions of our core middleware. Network operators that have not selected our core middleware in the limited number of markets that have adopted interactive television on a large scale may choose another middleware platform for the provision of interactive services, due to preexisting economic relationships between such network operators and other middleware providers or otherwise, or determine that interactive television is not part of their long-term business strategies. Moreover, a meaningful opportunity to deploy our core middleware in the markets that have not yet adopted interactive television on a large scale may never develop or may develop at a very slow pace. The trend of industry consolidation discussed in Item 5.D below may exacerbate these risks.

Any of these eventualities may cause our core middleware revenues to decline substantially in future periods. Unless we are able to develop substantial sources of revenue unrelated to our core middleware, we may be unable to maintain historic revenue trends and our total revenues may decline on an absolute basis. This development would have an adverse effect on our business, financial condition and results of operations.

We may be unable to generate sufficient applications-related revenues to support historic revenue trends

In addition to the provision of core middleware-related products and services, we develop and market applications for use by network operators and consumers. Given the possibility that our core middleware-related revenues may decline on a comparative, and perhaps an absolute, basis in the future, we believe we will need to rely upon alternative revenue streams if we are to maintain historic levels of revenue growth. While we have been able to generate substantial revenues from license fees and professional services in the past, we do not believe revenues from license fees and professional services will be able to support historic levels of growth on an ongoing basis. Rather, we believe that our most substantial opportunities for growth lie in our applications offerings. Nevertheless, we have in the past derived only a small portion of our total revenues from applications. For the years ended December 31, 1999, 2000 and 2001, our applications-related revenues were $0.0 million, $0.8 million and $10.1 million, respectively.

Prior to our acquisition of Static 2358 Holdings Limited in July 2001, we derived the majority of our applications-related revenues from the development of customized applications for use by network operators. We typically have developed customized applications for network operators on a fee-for-service basis, but due to the relatively high costs associated with the development of fee-for-service applications our operating margins for these activities are relatively low. Recently, our experience has shown that network operators are seeking to move to a revenue-sharing or a subscription-based model so they can avoid making up-front payments for applications. Under a revenue-sharing model, we typically would receive a portion of any revenues paid to the network operator in conjunction with deployment of the application. Under a subscription-based model, we typically would receive a monthly or quarterly subscription fee per user engaging with a particular service running on a network. Because network operators control the marketing and distribution of such applications, however, we cannot predict the amount of revenues that will be generated under a revenue-sharing or subscription-based model, or whether such revenues will be sufficient to offset our costs of development. In addition, the success of our applications-based offerings is highly dependent upon network operators either licensing or agreeing to carry our applications and content, and we may not be able to secure or renegotiate carriage or licensing agreements with certain network operators. Accordingly, our ability to generate substantial revenues from applications developed for use by network operators is uncertain and such revenues may not be sufficient to support historic revenue trends. As is the case with our prospects for middleware-related revenue growth, the trend of industry consolidation discussed in Item 5.D below may exacerbate these risks.

We hope to augment our historic applications offerings by developing and marketing applications directly to consumers. In this regard, and as a result of our acquisition of Static, we now operate PlayJam™, the world’s most widely-deployed interactive games channel. We may employ the PlayJam model to develop and launch other channels-based applications offerings in the future. For us to be able to develop, launch and operate such channels, we will need to incur substantial up-front costs, such as research and development, brand development and marketing costs, and costs related to the acquisition of bandwidth for the channels that we operate. Moreover, the success of any such channel will depend in part on our ability to enable and continually update engaging content and develop appropriate revenue generating business models depending largely on the territory and nature of services being offered. There can be no assurance that the revenue opportunities from new channels-based applications offerings will justify amounts spent for their development, roll-out and continued operation or otherwise be sufficient to support historic revenue trends.

Aside from the risks described above, all of our applications-based offerings are subject to general risks related to consumer preferences. Consumer preferences change rapidly and we may not be able to monitor, anticipate and successfully respond to these changes. Accordingly, we may decide to develop, promote and launch applications or channels that ultimately will fail to achieve or sustain consumer acceptance, which may have a negative impact on our ability to achieve meaningful applications-related revenues in the future.

The interests of our controlling shareholder may differ from yours and may result in us acting in a manner inconsistent with your general interests

As of April 30, 2002, MIH Limited indirectly owned approximately 99% of our outstanding Class B Ordinary Shares and less than 1% of our outstanding Class A Ordinary Shares, collectively representing approximately 87% of the voting rights with respect to our Ordinary Shares then outstanding. MIH, which is publicly traded on the Nasdaq National Market and Euronext Amsterdam, is controlled by MIH Holdings Limited, which is in turn controlled by Naspers Limited. Both MIH Holdings and Naspers are publicly traded on the JSE Securities Exchange South Africa.

As a result of its ownership of our Ordinary Shares, MIH (along with its parent companies) effectively control us and have sufficient voting power, without the vote of any other shareholder, to determine the outcome of any action requiring approval of our shareholders, including amendments to our Articles of Association and Memorandum of Association for any purpose, which could include increasing or reducing our authorized capital or authorizing the issuance of additional shares. In addition, our board of directors has a majority of members that are officers and/or directors of MIH.

The interests of MIH and its parent companies may diverge from your interests for many reasons including their financial condition, other business relationships, and their separate view of the prospects for an investment in our shares. Although we engage in transactions with subsidiaries of MIH and its parent companies in the ordinary course of business, MIH and its parent companies may be in a position to cause or require us to act in a way that is inconsistent with the general interests of the holders of our Class A Ordinary Shares.

On May 8, 2002, Liberty Media Corporation and MIH entered into a stock purchase agreement pursuant to which, subject to the fulfillment of certain closing conditions, Liberty Media agreed to acquire all of the Ordinary Shares held by MIH as of the date of the stock purchase agreement. Upon consummation of the transactions contemplated by the stock purchase agreement, Liberty Media would have an incrementally greater ownership interest in us than MIH currently enjoys. Although we engage in transactions with affiliates of Liberty Media in the ordinary course of business, following consummation of the transactions contemplated by the stock purchase agreement Liberty Media may be in a position to cause or require us to act in a way that is inconsistent with the general interests of the holders of our Class A Ordinary Shares.

We may have difficulties protecting our intellectual property rights, and we may become subject to third-party intellectual property infringement claims that could be costly and time-consuming to defend or that otherwise could adversely affect our business

Our ability to effectively conduct our business is dependent in part upon the maintenance and protection of our intellectual property. We rely on patent, trademark, trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights in and to our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers, strategic partners and vendors, in an effort to control access to, and distribution of, our software, related documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our software and other proprietary information without authorization.

Policing unauthorized use of our software and proprietary information is difficult. The steps we take may not prevent misappropriation of our intellectual property and the agreements we enter into may not be enforceable in some instances. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries or, alternatively, such protection may be difficult to enforce. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of our intellectual property rights and the proprietary rights of others. For example, we recently filed a lawsuit against Liberate Technologies, Inc. for patent infringement of certain interactive technology patents held by us. In addition, third parties may seek to challenge the validity and scope of our intellectual property rights in any such litigation. In this regard, we have been counter sued by Liberate Technologies for alleged infringement of certain patents allegedly owned by Liberate Technologies. Any such litigation could cause us to incur substantial costs and diversion of resources, which in turn could adversely affect our business.

In the future, we may receive notices of claims of infringement of other parties’ proprietary rights or claims for indemnification resulting from infringement claims. The emerging interactive television industry is highly litigious, particularly in the area of on-screen program guides. The defense of any such claims could cause us to incur significant costs and could result in the diversion of resources with respect to the defense of any claims brought, which could adversely affect our operating results and financial condition. As a result of such infringement claims, a court could issue an injunction preventing us from distributing certain products, which could adversely affect our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party’s intellectual property rights in order to avoid any litigation. However, a license under such circumstances may not be available on commercially reasonable terms, if at all.

The adoption of incompatible standards by our industry and rapid technological advances could render our products and services obsolete or non-competitive

The migration of television from analog to digital transmission, the convergence of television, the evolvement of the Internet, communications and other media, and other emerging trends are creating a dynamic and unpredictable environment in which to operate. Our ability to anticipate trends and adapt to new technologies and evolving standards is critical to our success.

Recent attempts to establish industry-wide standards for interactive television software include an initiative by cable network operators in the United States to create a uniform platform for interactive television called Open Cable and an initiative by European television industry participants to create a platform called Multimedia Home Platform, or MHP. The establishment of these standards or other similar standards could adversely affect the pricing of our products and services, cause us to have to incur substantial expenditures to adopt our products or services to respond to these developments, or otherwise hurt our business, particularly if our products require significant redevelopment in order to conform to the newly established standards.

Any delay or failure on our part to respond quickly, cost-effectively and sufficiently to these developments could render our existing products and services obsolete or non-competitive and have an adverse effect on our business, financial condition and results of operations.

In addition, we must stay abreast of cutting-edge technological developments and evolving service offerings to remain competitive and increase the utility of our services, and we must be able to incorporate new technologies into our products in order to address the increasingly complex and varied needs of our customer base. There can be no assurance that we will be able to do so successfully, and any failure to do so may adversely affect us.

We are a relatively new company with a history of losses

We began operations as an independent company in July 1996 and our software was first deployed in mid-1997. Accordingly, we have a limited operating history, which makes the prediction of future results difficult. Our prospects must be considered in light of the challenges frequently encountered by companies in an early stage of development, particularly companies in relatively new markets such as interactive television. If we fail to successfully meet those challenges, our financial performance and financial condition may be adversely affected. Our failure to gain broad market acceptance for any aspect of our business could result in us being unable to successfully market and sell our products and services.

We have incurred significant net losses since our inception and, at December 31, 2001, we had an accumulated deficit of $875.6 million. Our ability to achieve, sustain or increase profitability will require, among other things:

•	widespread adoption and deployment of our products and services by multiple industry participants and their acceptance by the television viewing public

•	improvements to our technology and operations in response to changes in the marketplace

•	our success in developing sources of applications revenues and recurring revenue streams

•	attraction, retention and motivation of key as well as other qualified employees

•	successful management of our growth

•	successfully competing against established companies that have significantly greater financial, technical and marketing resources

•	penetration into the United States market

•	our ability to develop our brands and achieve product differentiation

Due to the uncertainty surrounding these and other relevant factors, we cannot be certain that we will achieve, sustain or increase profitability in the future. Any failure to achieve, sustain or increase profitability in the future may adversely affect our business, operating results and financial condition.

The market price of our Class A Ordinary Shares has fluctuated significantly and may continue to fluctuate significantly, and such fluctuations could render us subject to securities litigation

From our initial public offering in November 1999 through May 31, 2002, the market price as of closing of our Class A Ordinary Shares on the Nasdaq National Market varied from a high of $226.00 to a low of $3.95. These price fluctuations, as well as price fluctuations on Euronext Amsterdam N.V.’s stock market, which we refer to in this annual report as Euronext Amsterdam, on which rights in respect of our Class A Ordinary Shares are traded, have been, or in the future could be, a result of a number of factors, including:

•	the relative strength of our quarterly operating results

•	general economic and stock market conditions

•	changes in financial estimates by securities analysts

•	earnings and other announcements by, and changes in the market valuations of, companies in the interactive television and media industries

•	announcements by us or our competitors of new customer wins

•	announcements by us or our competitors of mergers or acquisitions with, or equity investments in, other entities, and consummation of those transactions

•	announcements by us or our competitors of technological innovations or new products or services

•	changes in business or regulatory conditions that affect us, including the adoption of standards for interactive television software

•	sales or proposed sales of substantial amounts of our Ordinary Shares by any of our significant shareholders

•	fluctuations in the trading volume of our Class A Ordinary Shares

•	changes in the mix of retail and institutional holders of our Class A Ordinary Shares

The securities of many technology companies, including interactive television technology companies, have experienced and continue to experience significant price fluctuations, including significant downturns in their market price, often unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of these securities, shareholders have often instituted securities class action litigation against these companies. If we were to be involved in such a class action suit, it would be a burden on our managerial resources and could have an adverse effect on our business, financial condition and results of operations.

The market for our products and services is subject to significant competition, which could adversely affect our business

We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources and a better recognized brand name than we do. Current and potential competitors in one or more aspects of our business include interactive technology companies, companies developing interactive television content and entertainment, and, in the professional services area, third party system integrators and internal information technology staffs at our network operator customers. These competitors are more fully described in Item 4.B under the heading “Competition”. If any of these competitors achieves significant market penetration or other significant success within the markets upon which we rely upon as a significant source of revenue, or in new markets that we may enter in the future, our ability to maintain market share and sustain our revenues may be materially and adversely affected.

The continuing global economic downturn could have an adverse impact upon our business

Worldwide economic growth has slowed significantly in the past several quarters and there is considerable uncertainty relating to the prospects for near-term economic growth. The effect of the economic downturn may cause our customers to slow spending, which may adversely impact our revenue. For example, the licensing and carriage of interactive television products is highly dependent upon network operators making capital investments in digital television infrastructure. These investments may not occur, or may occur more slowly than anticipated, as a result of current economic conditions. Our royalty revenues could be adversely impacted if network operators reduce their rates of set-top box deployment. Our license revenues are dependent, to a large degree, upon orders from significant customers, which may decrease in light of current economic conditions. Network operators may slow down their selection of new applications and the design and installation of new interactive television services, which may reduce our professional services revenue. In addition, the premium rate telephony services of Static in the United Kingdom and France are dependent upon usage by consumers and could fall significantly as a result of the economic downturn.

In the current economic climate, the large debt burdens, operating challenges and cash constraints of some of our current and prospective customers may interfere with their ability to meet their payment obligations or engage in business with us. Our bad debt expense might also increase if major business customers go into bankruptcy or are otherwise unable to satisfy their payment obligations to us in full.

In the first quarter of 2002, we announced a workforce reduction to reduce our operating expenses. This restructuring also included the closure of several offices around the world. It may be necessary to make further reductions in the future if circumstances warrant.

There can be no assurance that any of these factors will not harm our business, financial condition or operating results.

Government regulations may adversely affect our business

The telecommunications, media, broadcast and cable television industries are subject to extensive regulation by governmental agencies. These governmental agencies continue to oversee and adopt legislation and regulation over these industries, particularly in the areas of user privacy, consumer protection, the online distribution of content and the characteristics and quality of online products and services, which may affect our business, the development of our products, the decisions by market participants with which we have relationships to adopt our products and services or the acceptance of interactive television by the marketplace in general. In particular, governmental laws or regulations restricting or burdening the exchange of personally identifiable information could delay the implementation of interactive services or create liability for us or any other manufacturer of software that facilitates information exchange. These governmental agencies may also seek to regulate interactive television directly. For example, in 2001 the United States Federal Communications Commission promulgated a Notice of Inquiry concerning the distribution and legal classification of interactive television services, as well as other related policy and legal questions, which may lead to regulation by the Federal Communications Commission in these areas. Also in 2001, the European Union rejected proposed legislation that would mandate the MHP standard for all network operators planning to deploy interactive television services. The European Union has agreed to revisit this issue in early 2003. Future developments relating to any of these regulatory matters may adversely affect our business.

Our multinational operations expose us to certain financial and operational risks

We derive our revenues from, and have business activities in, a number of countries throughout the world. This exposes us to a number of risks, such as:

•	changes in legal and regulatory requirements

•	export and import restrictions, tariffs and other trade barriers

•	currency fluctuations and devaluations

•	difficulties in staffing and managing offices as a result of, among other things, distance, language and cultural differences

•	longer payment cycles and challenges in collecting accounts receivable

•	political and economic instability

•	potentially adverse tax consequences

Any of these factors could have an adverse effect on our business, financial condition and results of operations.

Any inability to properly manage growth could adversely affect us

Our activities and operations have expanded rapidly, and have undergone significant change, since 1996, and further expansion or other business changes may be necessary to meet our growth and profit objectives and to take advantage of market opportunities. Our expansion and other business changes to date have placed substantial strain on our managerial, operational and financial resources, and on our systems. To manage future growth and support achieving profitability, we must be able to successfully implement, constantly improve and effectively utilize our operational and financial systems while aggressively managing expenses and attracting and retaining key employees. We must also be able to maintain and strengthen the breadth and depth of our current strategic relationships while also developing new relationships.

Our products may contain errors

Software development is an inherently complex and subjective process, which frequently results in products that contain errors, as well as defective features or functions. Moreover, our technology is integrated into the products and services of our network operator customers. Accordingly, a defect, error or performance problem with our technology could cause the systems of our network operator customers to fail for a period of time. Any such failure could cause severe customer service and public relations problems and could result in delayed or lost revenues, or unexpected expenses, due to adverse customer reaction, negative publicity and damage claims.

We depend upon key personnel to manage our business and our inability to attract or retain such personnel may have an adverse effect on our business

Our future success and performance is dependent on the continued services and performance of our management personnel. Accordingly, the loss of the services of any of our management personnel could materially adversely affect our business. Our future success also depends on our ability to attract and retain experienced technical, sales, marketing and financial personnel. If we do not attract and retain such personnel, our business could be materially adversely affected.

Our business also requires highly trained consulting and support personnel to assist customers with installation and deployment of our products. In the future, we may need to increase our consulting and support staff to support new customers and the expanding needs of our existing customers. Notwithstanding the current economic climate, hiring consulting and support personnel has remained very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the interactive television market, and we have experienced difficulty in recruiting qualified personnel in the past. Even if we invest significant resources in attempting to attract, train and retain these qualified personnel, we may not be successful in our efforts, which may have a negative effect on our business and future operating results.

To achieve our business objectives, we may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could adversely affect our ability to attract necessary qualified personnel. This also may have a negative effect on our business and future operating results.

We may have difficulty consummating or integrating future acquisitions, which could adversely affect our operating results

We have acquired three companies, Spyglass, Inc., CableSoft Corporation and Static 2358 Holdings Limited, since the completion of our initial public offering. Considerable attention from our management and other company personnel was required both to consummate such acquisitions and to integrate the products, technologies, and operations of the acquired companies into our existing business.

We expect to continue to evaluate acquisition prospects that would complement our existing product offerings, augment our market coverage and enhance our technological capabilities, or that may otherwise offer opportunities consistent with our business objectives. Various factors may make it difficult to successfully manage any future acquisition. For example, we may need to integrate product lines, technologies, widely dispersed operations and distinct corporate cultures. These integration efforts may not succeed or may distract our management from operating our existing business. In addition, we may experience client dissatisfaction or performance problems with an acquired company and assume unknown liabilities. Furthermore, we may encounter difficulties in integrating operational and financial systems of acquired companies. Any of these eventualities could have a negative effect on our business and operating results.

We may incur losses associated with our investment activities

We have made investments in a number of privately-held companies, most of which can still be considered in the start-up or development stages, and we may continue to make such investments from time to time in the future. These investments are inherently risky as the market for the technologies or products these companies have under development may never materialize. These companies may incur substantial losses and may never become profitable. Even if they do, an active trading market for their securities may never develop and we may never realize any return on these investments.

During the calendar year 2001, we wrote down these investments by $14.9 million, as their fair market value in our view had become permanently impaired. We could incur additional future charges related to write-downs or write-offs of these types of assets. Any such charges associated with these investments could harm our operating results.

Because we are a British Virgin Islands company, you may not be able to enforce judgments against us that are obtained in United States courts

We are incorporated under the laws of the British Virgin Islands. Several of our directors reside outside the United States and a portion of our assets is located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon such persons within the United States or to enforce against such persons judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by British Virgin Islands counsel that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Because we are a British Virgin Islands company, you may have difficulty protecting your interests in respect of decisions made by our board of directors or controlling shareholders

Our corporate affairs are governed by our Articles of Association and Memorandum of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have if we incorporated in another jurisdiction.

Certain provisions contained in our charter documents could deter a change in control of us

Certain provisions of our Articles of Association and Memorandum of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our Class A Ordinary Shares. The comparatively low voting rights of our Class A Ordinary Shares as compared to our Class B Ordinary Shares, as well as other provisions of our Articles of Association and Memorandum of Association, may delay, deter or prevent others from attempting to acquire control of us.

ITEM 4.     INFORMATION ON THE COMPANY

A.   History and Development of the Company

Our legal name is OpenTV Corp., and we were incorporated on September 30, 1999 as an international business company under the International Business Companies Act of the British Virgin Islands. The address of our registered office in the British Virgin Islands is at the offices of Havelet Trust Company (BVI) Limited, P.O. Box 3186, Road Town, Tortola, British Virgin Islands, and the telephone number at that address is (284) 494-5471. Our principal place of business is located at the headquarters office of our operating subsidiary OpenTV, Inc., which is located at 401 East Middlefield Road, Mountain View, CA 94043 in the United States, and the telephone number at that address is (650) 429-5500.

Background

THOMSON multimedia S.A. and Sun Microsystems, Inc. formed a joint development and marketing alliance in 1994 to produce software solutions for digital television. The alliance began shipping its first product line in March 1996. In July 1996, THOMSON and Sun formed Thomson Sun Interactive, LLC, a new joint-venture entity dedicated to digital interactive television.

THOMSON and Sun agreed with MIH Limited in June 1997 to convert Thomson Sun Interactive, LLC, into OpenTV, Inc., a newly formed Delaware corporation, and to transfer part of their interests in the enterprise to MIH. These transactions were completed in early 1998. THOMSON sold the remainder of its interest in OpenTV, Inc. to MIH and Sun in April 1999.

OpenTV Corp. was formed in September 1999 to act as a holding company for OpenTV, Inc., which then became our principal operating subsidiary. We completed a strategic financing round in October 1999 and completed our initial public offering in November 1999.

In July 2000, we completed our merger with Spyglass, Inc., a leading provider of strategic Internet consulting, software and professional services that enable content providers, service operators and device manufacturers to capitalize on the potential of the Internet.

In July 2001, we completed our acquisition of Static 2358 Holdings Limited, a leading interactive television media and entertainment company. Its games channel, PlayJam™, is the most popular interactive television games channel in the world with distribution to over ten million homes across the United Kingdom, France and the United States. In January 2002, we began managing our applications offerings under the Static™ name.

We are now one of the world’s leading interactive television companies. We provide software, content and applications, and professional services that enable digital television network operators to deliver and manage interactive television services on all major digital television platforms—cable, satellite and terrestrial—in all major geographic areas of the world. Our middleware is presently deployed in more than 25 million digital set-top boxes worldwide and has been selected by 50 digital cable, satellite and terrestrial communications networks operators in more than 50 countries. Thirty-six digital set-top box manufacturers have licensed our software and more than 1,300 content developers have joined our Partner Program.

Our major customers include: BSkyB in the United Kingdom; TPS and Noos in France; NTL Cable in Switzerland and France; Via Digital in Spain; DIRECTV™ Latin America LLC in Latin America; Shanghai Cable in China; Austar and Foxtel in Australia; Golden Channels and Matav Cable Systems in Israel; Bell ExpressVu in Canada; Polsat in Poland; and EchoStar’s DISH™ Network in the United States.

Recent Developments

A summary of some of the more recent developments relating to us and our business is set forth below.

Liberty Media Stock Purchase Agreement

As announced by Liberty Media Corporation and MIH Limited on May 8, 2002, MIH signed a stock purchase agreement with Liberty Media, pursuant to which, subject to the fulfillment of certain closing conditions, Liberty Media agreed to acquire the 365,460 Class A Ordinary Shares of OpenTV Corp. and 30,206,154 Class B Ordinary Shares of OpenTV Corp. held by MIH as of the date of the stock purchase agreement, which collectively represented, on an undiluted basis, approximately 43% of the economic interest and 87% of the voting interest represented by OpenTV Corp.’s Ordinary Shares outstanding as of April 30, 2002. Such shares represented, on a fully-diluted basis, approximately 35% of the economic interest represented by OpenTV Corp.’s Ordinary Shares outstanding as of April 30, 2002. Of the total purchase price of $185 million, 21% is payable in cash and the balance is payable in cash or Liberty Media Series A Common Stock at Liberty Media’s option. We are not a party to this stock purchase agreement.

Workforce Reduction

In January 2002, in response to the continuing worldwide economic slowdown, we began to implement a workforce reduction in an effort to reduce our operating expenses. This restructuring included the closure of several offices around the world and the write-off of certain fixed assets and lease costs. Restructuring costs of approximately $9.6 million were recorded in the first quarter of 2002.

Corporate Reorganization

In December 2001, we completed a corporate reorganization. In connection with this reorganization, our Australian, French, German, Spanish and United Kingdom subsidiaries were transferred to OpenTV Holdings, B.V., a holding company for our non-United States subsidiaries that is organized under the laws of the Netherlands. In addition, we organized Static 2358, Inc., a California corporation, and effective January 1, 2002, transferred certain applications-based employees from various of our operating subsidiaries to this newly-formed entity.

Acquisition of Static 2358 Holdings Limited

On June 13, 2001, we announced the signing of definitive agreements to acquire all of the issued and outstanding capital stock of Static 2358 Holdings Limited, a privately-held leading interactive television media and entertainment company. The acquisition was completed on July 2, 2001.

Static’s shareholders and optionholders received an aggregate of 2,719,048 OpenTV Corp. Class A Ordinary Shares and approximately $13.1 million in cash upon completion of the acquisition. The cash component included approximately $1.1 million in termination payments made to certain senior Static personnel who were terminated in connection with the transaction and excluded certain taxes withheld from the purchase consideration in respect of payments made to Static optionholders in exchange for the surrender of their Static options. In addition, the principal shareholders of Static are entitled to receive additional consideration amounting to 626,872 OpenTV Corp. Class A Ordinary Shares pursuant to certain earn-out provisions contained in the Static acquisition agreements.

Sale of Acadia Venture (Spyglass DSIC, Inc.)

By virtue of our July 2000 merger with Spyglass, we acquired Spyglass’ entire interest in Spyglass DSIC, Inc., a co-owned venture between Spyglass and General Instrument commonly referred to as “Acadia” that provided integration services for third parties developing applications for General Instrument’s digital set-top boxes. In accordance with the terms of the venture’s operating agreement, the closing of the Spyglass merger enabled General Instrument to exercise an option to purchase Spyglass’ interest in Acadia. General Instrument exercised this option, and on November 13, 2000 we signed a definitive stock purchase agreement with General Instrument providing for the sale of Spyglass’ interest in the venture to General Instrument for a net purchase price of approximately $4.6 million. The sale was completed on January 16, 2001.

Acquisition of CableSoft Corporation

On November 13, 2000, we signed and consummated a definitive merger agreement with CableSoft Corporation to acquire all of CableSoft’s outstanding common stock in a stock-for-stock transaction. CableSoft is a leading provider of “on-demand information” software solutions for broadband network operators, and General Instrument Corporation was one of CableSoft’s primary shareholders. Pursuant to the merger agreement, CableSoft shareholders became entitled to receive an aggregate of 1,342,134 Class A Ordinary Shares in exchange for all of their shares of CableSoft common stock. All of the outstanding convertible debt of CableSoft was converted into the right to receive an aggregate of 87,430 Class A Ordinary Shares. In addition, we reserved 148,031 of our Class A Ordinary Shares for issuance upon the exercise of the stock options of CableSoft that were assumed by us in the merger.

Creation of Spyglass Integration Venture

On November 13, 2000, we established a co-owned venture with Motorola, Inc. named Spyglass Integration, Inc. for the purpose of providing integration, testing and development services to digital cable and satellite network operators. We contributed 370,858 of our Class A Ordinary Shares for a 90% interest in this venture, which shares were then transferred to Motorola’s subsidiary, General Instrument Corporation, in exchange for a three-year license of certain General Instrument patents on a royalty-free, worldwide, non-exclusive basis. Motorola acquired the remaining 10% interest in the venture for a purchase price of $2.0 million.

Capital Expenditures

Our capital expenditures for the last three fiscal years were as follows (in millions):

	Year Ended December 31,
	1999	2000	2001
Computers and equipment	$1.5	$3.8	$6.2
Software	0.8	4.2	3.0
Furniture and fixtures	0.2	0.7	1.3
Leasehold improvements	0.1	2.0	3.7

	$2.6	$10.7	$14.2

We expect to incur capital expenditures of similar size and scope throughout our worldwide organization during fiscal 2002. We expect to finance these expenditures with our own working capital.

B.   Business Overview

Our Business

We are one of the world’s leading interactive television companies. We provide an end-to-end suite of software products and services that is designed to address the major needs of network operators seeking to provide digital interactive television services to their customers. Our products include middleware, applications, branded interactive content channels, content development tools, interactive service delivery and management products, and products that enable network operators to integrate commerce, communication and advertising functionality within their interactive service offerings. We also provide strategic consulting, launch management, application testing and integration, and training services to network operators, set-top box manufacturers and interactive service providers.

Our customer base includes all major digital television platforms—cable, satellite and terrestrial—and touches all of the world’s major geographic areas. Our interactive television-enabling technology has been selected by 50 digital television network operator customers, and has been deployed in more than 50 countries and 25 million digital television set-top boxes worldwide. Our interactive offerings include PlayJam, the most widely-deployed interactive television games channel in the world with distribution to over ten million homes across the United Kingdom, France and the United States.

Our Products and Services

Our product offerings are grouped into the following comprehensive set of integrated product families:

•
Middleware Solutions.    This family of integrated, modular software products enables network operators to manage the delivery and execution of interactive television services within their digital television set-top boxes.

•
Device Mosaic™.    One of the leading HyperText Markup Language, or HTML, players for non-PC devices, Device Mosaic 5.0 enables network operators and consumer electronics manufacturers to display and manage content developed in the popular HTML authoring environment.

•
Network Solutions.    Used in conjunction with our Middleware Solutions, this family of integrated and modular server-based products enables network operators to utilize their existing digital television broadcast infrastructure to manage the generation and delivery of interactive television services to and from the set-top box. Network Solutions products generally reside at a network operator’s head-end or other central broadcasting facility and can interface with communication, commerce and content services via the Internet.

•
Enterprise Solutions.    This family of integrated and modular server-based software products has been designed to enable network operators to integrate and manage secure commerce and advertising functions as part of their interactive television services. Like Network Solutions products, Enterprise Solutions products generally reside at a network operator’s head-end or other central broadcasting facility and can interface with a network operator’s customer care and billing systems as well as with communication, commerce and content services via the Internet.

•
Content and Applications.    Through Static, we develop and manage branded interactive television channels for distribution by network operators utilizing the OpenTV interactive television platform and other major interactive television platforms, and develop stand-alone interactive television applications deployable by network operators utilizing the OpenTV interactive television platform.

•	Tools. This family of software products enables network operators and third-party developers to author interactive television applications for the OpenTV interactive television platform.

The interrelationship among these product families is depicted graphically below:

We also provide a wide range of interactive television consulting and professional services principally to assist network operators with customizing and integrating our products with their networks and managing the launch of their interactive services, and to assist set-top box manufacturers with integrating our products into their products. Additionally, through Spyglass Integration, we provide platform-neutral interactive television testing and certification services to network operators and infrastructure providers in the North American cable and satellite industry.

Middleware Solutions

Our Middleware Solutions product family provides a common software platform that enables digital television network operators to deliver and manage interactive television applications for different digital television environments, including basic and advanced digital television set-top boxes, and across all digital television network architectures (cable, satellite and terrestrial). Through the use of our Middleware Solutions, which include the OpenTV Core™ Package, the OpenTV HTML™ Package and a series of middleware extensions, including an extension relating to personal video recording functionality, an interactive television application can typically be developed once for a network operator and then used in a variety of set-top boxes made by different set-top box manufacturers within that network.

OpenTV Core Package

OpenTV Core is a basic middleware package that contains our core middleware and related components that provide network operators with a full-featured interactive television delivery and development environment for both basic and advanced set-top boxes. OpenTV Core can manage a wide range of interactive television applications, including virtual channels, enhanced broadcasts, electronic commerce applications, games and on-demand news and information services.

Key features of OpenTV Core include:

•
Support for basic and advanced set-top boxes.    OpenTV Core can run with the relatively limited processing power and memory found in most mass-market set-top boxes currently being deployed by network operators. OpenTV Core is also suitable for more advanced set-top boxes that contain increased processing power and memory.

•
Hardware and operating system independence.    OpenTV Core is designed to offer a common platform to run interactive television applications on hardware architectures used by 36 different set-top box manufacturers. In addition, OpenTV Core supports a number of operating systems used in set-top boxes.

•
Network independence.    OpenTV Core accommodates broadcast networks such as satellite, cable and terrestrial as well as telecommunications services. It does not require point-to-point, bi-directional connections to set-top boxes to provide interactive television services.

•
Connectivity.    OpenTV Core, which includes modules that support the PPP and DVB-RC interactive television-related communication protocols, provides solutions for both broadcast, or point-to-multi-point, networks and high bandwidth, bi-directional, point-to-point networks. A module supporting the DOCSIS communication protocol is scheduled for availability during the third quarter of 2002.

•	Localization. OpenTV Core supports text input and presentation of multiple languages, which allows for localization of interactive television services for different countries.

OpenTV HTML Package

Based on our Device Mosaic HTML player technology (discussed below), the OpenTV HTML Package is an add-on product to OpenTV Core that extends OpenTV Core’s functionality to support interactive television applications developed using the popular HTML and JavaScript authoring environments. OpenTV HTML package can also provide Web-browsing capability for network operators that provide Internet access to their subscribers via their digital television set-top box.

Device Mosaic 5.0

One of the leading HTML players for non-PC devices, Device Mosaic 5.0 enables network operators and consumer electronics manufacturers to display and manage content developed in the popular HTML authoring environment. Our customers use Device Mosaic to deliver HTML content that originates from interactive television services as well as from the Internet. For example, Sony and TiVo use Device Mosaic to enable their products to display and manage HTML content received from non-Internet sources.

Device Mosaic is customizable to match the look and feel of the customer’s brand and integrates with the leading operating systems embedded in various consumer electronic devices. Device Mosaic supports the latest industry standards and accommodates variances in device central processing unit and network data transmission speeds to improve the quality of content delivery.

Network Solutions

Used in conjunction with our Middleware Solutions, the Network Solutions product family enables network operators to utilize their existing digital television broadcast infrastructure to manage the generation and delivery of interactive television services to, and from, the set-top box. It consists of three products: OpenTV Streamer™, OpenTV Publisher™ and OpenTV Gateway™.

OpenTV Streamer

OpenTV Streamer is the foundation of the Network Solutions product family. Installed in a broadcast facility or cable head-end, OpenTV Streamer relies on hardware architecture that is capable of interfacing with any standard digital broadcast system and is based on the Windows NT operating system.

Used in conjunction with OpenTV Core, OpenTV Streamer enables network operators to deliver interactive television applications through their existing digital television broadcast infrastructure. OpenTV Streamer enables network operators to integrate and deliver interactive television applications and data with their broadcast audio and video signals to their OpenTV-enabled set-top boxes. OpenTV Streamer is capable of updating data streams related to interactive television applications in real-time to enable up-to-the-second transmission of sports scores, stock quotes or other time-sensitive data.

OpenTV Streamer is comprised of an Application Streamer, which acquires and compiles data used for specific interactive television applications, and a Broadcast Streamer, which receives content for a number of application streamers and integrates interactive television applications into a network operator’s digital television broadcast stream.

OpenTV Publisher

OpenTV Publisher is a software product that integrates with OpenTV Streamer to enable content developers and network operators to build and deliver interactive content for the OpenTV platform that utilizes the popular Web-based XML content format.

Versions of OpenTV Publisher are available for network operators and content developers. Extensions, or “gadget kits”, are available to add features to OpenTV Publisher-developed applications, including (i) the Transaction Gadget Kit, which enables commerce transaction features to be integrated in applications developed with OpenTV Publisher, and (ii) the Communications Gadget Kit, which enables features such as email, chat, and text messaging to be integrated with applications developed with OpenTV Publisher applications.

OpenTV Gateway

OpenTV Gateway manages communications traffic originating from basic set-top boxes to standard e-mail and commerce servers.

Using protocol adapters to translate between low-level communications protocols used by the set-top box and higher-level Internet protocols, OpenTV Gateway allows interactive television applications running in a set-top box to communicate with standard HTTP servers without the need to support Internet-based communications protocols within the set-top box. This saves valuable set-top box resources and enables basic set-top boxes to interact with standard Internet application servers.

Currently, OpenTV Gateway supports various set-top box communications protocols, including the Public Switch Telephone Network return path, Motorola’s Aloha/UDP for its DCT-2000 set-top boxes, and TCP/IP for broadband cable and digital subscriber lines.

Enterprise Solutions

Our Enterprise Solutions product family, consisting of OpenTV Account™ and OpenTV Advertise™, manages the secure commerce and advertising functions of a network operator’s interactive television service.

OpenTV Account

We have developed OpenTV Account as a means to enable electronic commerce features within interactive television applications and gives network operators the opportunity to develop commerce-related interactive television revenue streams. Key features of OpenTV Account include single sign-on management, electronic-receipt management, electronic-wallet and address book management, and security features such as managing information access entitlement and control.

OpenTV Account has been designed to interoperate with retailers’ commerce engines and network operators’ business support systems such as subscriber management systems, billing and customer care.

OpenTV Advertise

Through a partnership with Predictive Networks, we have developed OpenTV Advertise as a means to enable network operators to control the process of integrating and managing advertisements within OpenTV-based interactive television content and applications.

Through a Web-based interface, OpenTV Advertise can allow network operators to control the entire process of managing an interactive television advertising campaign. Banner ads can be planned, scheduled and delivered to match the display requirements of the target interactive television application. Ad insertion can also be managed according to campaign rules such as ad priorities, minimum rotation intervals and display times, and exclusion and frequency criteria. OpenTV Advertise also can generate reports on the status of ad campaign delivery and performance.

Content and Applications

Through Static, we develop and manage interactive television content and applications for use with our interactive television platform and other interactive television platforms. Static develops and operates branded interactive television channels that are currently distributed by network operators utilizing OpenTV and other major interactive television platforms. Static’s flagship branded channel, the PlayJam entertainment and games channel, is distributed by six network operators in the United Kingdom, France and the United States. Static also develops and sells interactive television content to network operators for use with our interactive television platform and other interactive television platforms, as well as stand-alone interactive television applications for use with our interactive television platform.

Branded Interactive Television Channels

Static currently operates two branded interactive television channels: the PlayJam interactive games channel and the YO-YO”™ interactive flirting channel. Static manages the process of channel distribution with network operators and both develops and manages content for these channels.

PlayJam is the world’s first and largest multi-platform interactive television entertainment and gaming channel. Launched in early 2001 on BSkyB in the United Kingdom, PlayJam currently reaches more than 10 million homes through distribution on BSkyB, NTL and Telewest in the United Kingdom, TPS and Canal Satellite in France, and Cablevision in the United States. PlayJam runs on the OpenTV interactive television platform as well as those provided by Liberate Technologies and MediaHighway. PlayJam also runs on the Sony platform on the Cablevision system in the greater New York area, which uses our Device Mosaic technology.

Static has developed a library of more than 200 different single- or multi-player games that have run on PlayJam. These include quizzes; arcade-style games; gambling; casino and lottery games; puzzles; adult-theme games; and competition and editorial games.

PlayJam currently employs a business model in the United Kingdom and in France where users are charged a nominal fee, primarily via a toll telephone call, for membership registration, game score registration for the chance to win prizes, and for access to pay-per-play content. Static also has sold advertising and sponsorship space from time to time on PlayJam games.

Static launched its second branded interactive television channel, YO-YO”, in early 2002. YO-YO” is an interactive flirting channel aimed at building a community among 18-35 year olds. Combining interactive television and mobile telephony, YO-YO” enables viewers to interact with each other through their televisions.

Static centrally manages its PlayJam and YO-YO” channels through servers connected directly to network operator distributors. Static’s servers manage channel-related functions including user registration, electronic wallets, micropayments, and data collection, processing and transport.

Static from time to time may consider the development and launch of additional branded interactive television channels as our business strategies and market conditions warrant.

Interactive Television Applications

In conjunction with branded interactive television channels, Static customizes and licenses interactive applications to, and can build and manage channels for, our network operator customers. In this regard, Static currently licenses individual interactive game formats for our interactive television platform and other major interactive television platforms.

Static also licenses information and communications interactive applications for the OpenTV platform, including:

•	Games, including certain games included within the PlayJam library

•	News, weather, sports, horoscope, lifestyle and localized information such as movie listings

•	E-mail, chat and short message service

Tools

We provide application development tools for authoring OpenTV-enabled interactive television applications. These tools, which include the OpenTV Software Developers Kit™, OpenTV Publisher Developer’s Version and OpenTV Author, are used by network operators, independent application developers and our own application developers to develop applications for the OpenTV platform.

OpenTV Software Developers Kit

The OpenTV Software Developers Kit, or SDK, is a complete application development environment for programmers who want to create interactive television services that are high in graphic content and have the look and feel of television. Applications developed with SDK make the most efficient use of a set-top box’s limited memory and processing power to produce broadcast-quality television images.

SDK provides an authoring environment based on the ANSI C programming language, one of the most commonly used language in the software industry, to develop applications for use on our interactive television platform.

OpenTV Publisher Developer’s Version

This version of OpenTV Publisher allows interactive television application developers to author XML-based applications for use with OpenTV Publisher. With OpenTV Publisher Developer’s Version, applications can be built using common Web tools, with no need for ANSI C programming experience.

Developers utilize XML-defined templates to build applications as pages, which separate data from presentation elements and provide flexibility in defining application layout and design, and the updating of the layout or the data used by the application.

OpenTV Author

OpenTV Author is designed for application developers with little or no programming experience. OpenTV Author allows users to create an application, without writing a single line of code, by assembling and customizing pre-built software components using a familiar point-and-click graphic interface. This type of design allows operators to focus on content rather than software programming. The complete authoring process can take place on a single personal computer.

Professional Services

We provide a comprehensive array of professional services for network operators, set-top box manufacturers and interactive application developers worldwide in support of our product lines. Services that we provide include strategic consulting; middleware porting and integration; application customization, integration, deployment and support; launch management services; educational and training services and technical support for our products.

In addition to the services provided for our products, we provide platform-neutral testing and integration services for companies developing interactive television products and services for use in digital television networks through Spyglass Integration, a co-owned venture that we established with Motorola, Inc. in November 2000. Key services offered by Spyglass Integration include set-top box integration and certification, network validation and certification for interactive television applications, end-to-end systems testing, field deployment services and training.

Customer and Industry Relationships

We have established significant relationships with network operators, set-top box manufacturers, chip set manufacturers, conditional access vendors and independent application developers around the world. Our customer and industry relationships include the following:

•
Fifty network operators that use or have committed to use our Middleware Solutions, generally along with our OpenTV Streamer product for broadcasting interactive content, our application development tools and/or other specially developed applications

•	Thirty-six set-top box manufacturers that license our Middleware Solutions for distribution in their set-top boxes

•	Nine chip set manufacturers that use our software tools to assure the compatibility of their products with ours

•	Seven conditional access vendors with which we have worked to ensure the compatibility of our products with their system

OpenTV Partner Program

Numerous independent application developers have purchased our application development tools and have authored applications for use with our products and services. We believe the proliferation of independent application developers will facilitate the further acceptance of our products and services to the extent that it results in the availability of a rich and diverse set of applications.

To this end, we offer the OpenTV Partner Program to support independent developers that create OpenTV-enabled applications. Our Partner Program provides its more than 1,300 members with various OpenTV-related resources, including free evaluation periods for selected OpenTV software releases, discounts on OpenTV authoring and development tools, training sessions, e-mail support, access to a members-only Web site and regional conferences.

Sales and Marketing

We focus our sales and marketing efforts on promoting the OpenTV, Static and Spyglass Integration brands with network operators, set-top box manufacturers, content developers and consumers. Our sales force is organized by major geographic region, with regional office hubs located in Mountain View, California; Naperville, Illinois; London, England; Paris, France; Beijing, China; and Tokyo, Japan.

Our marketing department complements our sales effort by promoting the OpenTV, Static and Spyglass IntegrationSM brands with network operators, set-top box manufacturers, content developers and consumers. Marketing efforts include identifying market and customer demand trends, advertising our products and services online, offline and by direct mail, producing collateral materials to support our product lines, promoting our Partner Program, coordinating our participation in trade shows worldwide, arranging speaking engagements for senior management and other key personnel, and sponsoring relevant conferences.

Competition

Current and potential competitors in one or more aspects of our business include interactive television technology companies and companies developing interactive television content and applications.

Primary competitors that provide interactive television enabling products include Microsoft Corporation, Liberate Technologies, Inc., the Canal+ Group and NDS Limited.

Microsoft is working to create interactive television solutions and has acquired equity interests in several network operators. These investments may potentially give Microsoft influence in the network operator’s choice of providers of interactive television solutions. With its vastly greater financial, technical and marketing resources, Microsoft will likely be a strong competitor in the market for interactive television solutions.

Liberate Technologies manufactures and licenses its software to network operators and set-top box manufacturers to enable the delivery of Internet-enabled content and applications to information appliances. Liberate Technologies has significant financial resources as well as relationships with United States and United Kingdom cable operators.

Canal+, one of the largest network operators in Europe, provides its MediaHighway interactive television system for distribution on its pay-television platforms and has successfully marketed MediaHighway to a limited number of third parties.

NDS, a non-wholly owned subsidiary of News Corporation, is expanding from the conditional access and interactive application markets into the interactive television platform market.

In addition, certain interactive television companies, such as Wink Communications, Inc. and Gemstar-TV Guide International, Inc., may expand into the interactive television platform market where we compete.

Our interactive applications face competition from numerous parties. Companies that compete with our efforts to develop and launch applications on the our middleware platform include dedicated applications providers (such as Gemstar-TV Guide, NDS, Visiware S.A. and MetaTV, Inc.), independent third parties that develop and provide applications for our middleware platform, and other middleware providers (such as Microsoft, Liberate Technologies and Canal+). We also face competition from media companies that have publicly announced interactive television initiatives, such as The Discovery Channel and CNN. In addition, certain network operators such as BSkyB in the United Kingdom have entered into agreements, joint ventures, and other relationships with technology and entertainment companies. We expect competition in the interactive content and applications area to intensify as the general market for interactive television services further develops, particularly in the case of independent third parties that have the ability to develop applications for our middleware platform at relatively modest expense through the use of our applications development tools.

In the interactive television professional services area, we compete primarily with third party system integrators such as KPMG, Accenture Limited, Intellocity USA, Inc. and Imagine Broadband Limited, as well as with internal information technology staffs at our network operator customers. Other interactive television technology providers, such as Liberate Technologies, Canal+ and NDS, also provide a level of professional services in conjunction with their product offerings. In addition, Spyglass Integration faces competition from companies such as Concero, Inc., Rachis Corporation and Imagine Broadband.

C.   Organizational Structure

OpenTV Corp. is a holding company that conducts its business through its operating subsidiaries. Its principal operating subsidiaries include the following:

Operating Subsidiary	Jurisdiction of Organization	Business Focus
OpenTV A.G.	Switzerland	Middleware products
OpenTV Europe S.A.S.	France	Professional services
OpenTV, Inc.	United States (Delaware)	Middleware products
Spyglass, Inc.	United States (Delaware)	Professional services
Spyglass Integration, Inc.	United States (Delaware)	Professional services
Static 2358, Inc.	United States (California)	Applications
Static 2358 Limited	United Kingdom	Applications

As of December 31, 2001, OpenTV Corp. indirectly owned 100% of the issued and outstanding shares of capital stock of OpenTV A.G., OpenTV Europe S.A.S., Spyglass, Inc., Static 2358, Inc. and Static 2358 Limited.

As of December 31, 2001, OpenTV Corp. indirectly owned approximately 89% of the issued and outstanding shares of OpenTV, Inc.’s capital stock (which constituted approximately 82% of the voting power with respect to such shares).

As of December 31, 2001, OpenTV Corp. indirectly owned 90% of the issued and outstanding shares of Spyglass Integration, Inc.’s capital stock.

D.   Property, Plants and Equipment

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

In addition to our corporate headquarters, our principal domestic offices are located in Naperville, Illinois and Lexington, Massachusetts. We also have international offices in London, England; Paris, France; Beijing, China; Tokyo, Japan; Sydney, Australia; Munich, Germany; Madrid, Spain; Hong Kong; and Zug, Switzerland. We expect that we may from time to time open additional offices or close existing offices as the circumstances of our business may require.

Environmental laws vary significantly among the countries in which we operate. Under certain environmental laws, a current or previous owner of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating such substances on or under the property. Certain environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures by us for compliance. In connection with the ownership or operation of our facilities, we could be liable for such costs in the future. We are not aware of any material environmental claims pending or threatened against us and we do not believe we are subject to any material environmental remediation obligations. However, there can be no assurance that a material environmental claim or compliance obligation will not arise in the future.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

Overview

We are one of the world’s leading interactive television companies. We provide software, content and applications, and professional services and applications that enable digital television network operators to deliver and manage interactive television services on all major digital television platforms—cable, satellite and terrestrial—in all major geographic areas of the world.

We derive royalties from the sale of set-top boxes that incorporate our software to manufacturers and network operators around the world. The number of set-top boxes that incorporate our software has grown rapidly in the last three years to more than 23.5 million as of December 31, 2001. Since there are a limited number of network operators capable of deploying interactive television on a large-scale basis, we expect that our ability to achieve incremental royalty revenues will diminish in the future.

Services and other revenue have increased significantly in the last two years as a result of our acquisitions of Spyglass in July 2000 and Static in July 2001. We provide a wide range of professional services to assist network operators with integrating our products and managing the launch of interactive television services. We also provide testing and certification services for network operators and infrastructure providers. Static operates two interactive television channels, principally in the United Kingdom and France. We obtain premium rate telephony charges as consumers interact with the channels.

We derive license fees from the sale of products such as Device Mosaic, OpenTV Streamer, OpenTV Software Developers Kit and various applications, including OpenTV Publisher. These fees can vary greatly from quarter to quarter depending on whether any large size agreements occur.

The following table sets forth the results of our operations for the periods indicated. The historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,			Year Ended December 31,
	1999	2000	2001	1999	2000	2001
	(amounts in thousands of U.S. dollars)			(percentage of total revenues)
Revenues:
Royalties	$14,782	$29,898	$42,175	57%	47%	44%
Services and other	8,205	19,805	39,832	32	32	42
License fees	2,964	13,444	13,295	11	21	14

Total revenues	25,951	63,147	95,302	100	100	100

Operating expenses:
Cost of services and other revenues(1)	6,002	18,057	33,530	23	29	35
Research and development(2 and 5)	82,403	60,508	43,542	317	96	46
Sales and marketing(3 and 6)	11,971	28,481	46,025	46	45	48
General and administrative(4)	17,798	22,345	19,869	69	35	21
Amortization of goodwill	—	169,284	390,765	—	268	410
Amortization of acquisition-related intangibles	1,210	6,226	23,488	5	10	25

Total operating expenses	119,384	304,901	557,219	460	483	585

Loss from operations	(93,433)	(241,754)	(461,917)	(360)	(383)	(485)
Interest income	898	12,232	10,518	3	19	11
Interest expense	(73)	—	—	—	—	—
Other expense, net	(2)	(111)	(33)	—	—	—
Impairment of investments and notes receivable	—	(10,000)	(14,915)	—	(16)	(15)
Realized loss on sale of marketable equity securities	—	(1,687)	(24,014)	—	(3)	(25)
Minority interest	2,153	34	202	8	—	—

Loss before income taxes	(90,457)	(241,286)	(490,159)	(349)	(383)	(514)
Income tax benefit	—	509	5,854	—	—	6

Net loss	$(90,457)	$(240,777)	$(484,305)	(349)%	(383)%	(508)%

(1)	Inclusive of $53, $2,603 and $3,541 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(2)	Inclusive of $662, $1,538 and $1,171 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(3)	Inclusive of $556, $2,100 and $1,644 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(4)	Inclusive of $11,827, $8,185 and $3,233 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(5)	Inclusive of $68,569 and $24,908 non-cash warrant expense for the years ended 1999 and 2000, respectively.
(6)	Inclusive of $8,375 marketing for BSkyB hard drive set-top box for the year ended 2001.

Revenues

Our revenues increased by $37.2 million, or 143%, to $63.1 million for the year ended December 31, 2000. Revenues increased by an additional $32.2 million, or 51%, to $95.3 million for the year ended December 31, 2001. In July 2000, we acquired Spyglass and in July 2001, we acquired Static. Primarily as a result of the Spyglass acquisition, revenues from the Americas as a percentage of total revenues increased from 7% in 1999 to 29% in 2000 and 33% in 2001.

Several of our shareholders are strategic investors, and as such, we have business relationships with them that generate revenues. One of these strategic investors, General Instrument Corporation, and its parent company Motorola, Inc., accounted for 14% of our total revenues in 2000.

Royalties.    We recognize royalties upon notification of unit shipments from set-top box manufacturers or network operators. We also recognize revenues upon receipt of non-refundable prepaid royalties. Cumulative set-top box deployments increased from 6.2 million as of December 31, 1999 to 13.9 million as of December 31, 2000, and to 23.5 million as of December 31, 2001. Since our royalty reports generally are received one quarter in arrears, the revenues recognized by us during these periods were as follows:

Year Ended December 31,	Units	Royalties
		(in thousands)
1999	3.2 million	$14,782
2000	6.6 million	$29,898
2001	10.3 million	$42,175

Five of our customers sell set-top boxes to BSkyB, which accounted for 48% of royalties in 1999, 55% in 2000 and 16% in 2001. The decline between 2000 and 2001 was due to a lower volume of sales to BSkyB, which began to reach saturation with its subscriber base in 2001, and a decrease in unit pricing due to volume discounts. Our controlling shareholder, MIH Limited, through its subsidiaries, purchased set-top boxes from two of our customers. Effective April 1, 2001, all royalties are paid directly to us by the MIH entities. The MIH entities, directly and indirectly, accounted for 7% of royalties in 1999 and 2000 and 10% in 2001. The pricing for the MIH entities was negotiated in accordance with our standard price list.

Another shareholder, EchoStar Communications Corporation, accounted for 0.3 million and 3.1 million of unit shipments in 2000 and 2001. However, since EchoStar has a right to receive unspecified future applications when they are made available, the royalty revenue is being amortized over the seven-year term of the contracts. As such, the royalties recognized were $0.7 million and $1.9 million for the years ended December 31, 2000 and 2001.

Most of our customers receive volume discounts, so the average royalty rate tends to decrease as volume increases. This accounts for the decrease in the average royalty rate in 2000. In 2001, our overall average royalty rate was lower primarily due to EchoStar, whose guaranteed minimum royalty payment of $4.0 million was deferred and is being amortized over seven years. A significant number of shipments in 2001 were related to enhanced middleware products, which have a higher royalty rate due to expanded features, but this was not sufficient to offset the overall decrease in the reported average.

We do not expect our historic trend of growth in royalty revenues to continue in 2002, as we believe that royalty revenue will decrease in 2002 due to a significant decline in deployments in the European market and the lesser occurrence of major new network operator launches around the world.

Services and other revenue.    Services and other revenue increased from $8.2 million in 1999 to $19.8 million in 2000. This increase of $11.6 million was primarily attributable to the expansion of our professional services business as a result of our acquisition of Spyglass. Maintenance and support contributed $3.8 million of the increase, due largely to an increase in our network operator customer base. Services and other revenue increased an additional $20.0 million to $39.8 million in 2001. Professional services accounted for $12.1 million of the increase. Increased maintenance and support, again due largely to an increase in our network operator customer base, accounted for $3.7 million of the increase. The acquisition of Static, which operates the PlayJam entertainment and games channel, contributed $4.2 million of the increase, the majority of which was from premium rate telephony charges associated with PlayJam.

Our shareholder Motorola accounted for $3.9 million of services and other revenue in 2000 and $6.6 million in 2001. In November 2000, we entered into a seven-year services agreement whereby Motorola guaranteed a minimum level of payments over the first four years of the agreement. It is the intent of the agreement that Motorola or their referred customers would purchase products from us or contract services with us up to at least the guaranteed payments. Our controlling shareholder MIH and its related entities accounted for $0.3 million of services and other revenue in 2000 and $1.2 million in 2001. Our shareholder EchoStar accounted for $0.2 million of services in each of 2000 and 2001. One customer, in whom we hold investment securities, accounted for $0.1 million and $0.9 million of services in 2000 and 2001, respectively. The pricing for these services was based on our standard price list.

We do not expect our historic trend of growth in services and other revenue to continue in 2002 for several reasons. First, it is expected that the worldwide economic slowdown will have an adverse impact upon our professional services revenues. Second, we believe that maintenance and support revenues have reached a plateau level given the lesser occurrence of major new network operator launches around the world. In addition, we believe that the growth potential of Static’s PlayJam channel may not be sufficient to overcome decreases in other components of our services and other revenue.

License fees.    License fees increased from $3.0 million in 1999 to $13.4 million in 2000 and $13.3 million in 2001. The $10.4 million increase in 2000 was primarily attributable to $7.1 million from sales of Device Mosaic and a year-over-year increase of 200% in sales of OpenTV Streamer and OpenTV Software Developers Kit products. In 2001, sales of Device Mosaic decreased to $2.5 million due to comparatively few orders from major business customers. In 2001, sales of other products, including OpenTV Streamer and new applications such as OpenTV Publisher, offset the decrease in Device Mosaic sales so that the net decrease for the year was only $0.1 million.

Motorola accounted for $5.1 million of total license fees in 2000 and $2.0 million in 2001. MIH and its related entities accounted for $0.6 million of license fees in 2000 and $1.6 million in 2001. EchoStar accounted for $0.1 million in 1999, $0.2 million in 2000 and $1.4 million in 2001. The pricing for these products was based on our standard price list.

We do not foresee substantial growth in license fees for 2002 for several reasons. Due to the worldwide economic slowdown, we do not expect many large, one-time license orders from our major business customers. In addition, due to our limited experience with applications offerings and the low barriers to entry for competitors, our growth prospects for applications license revenues are uncertain.

Operating Expenses

The following sets forth our operating expenses, excluding the effects of share-based compensation and non-cash warrant expense from the individual categories (in thousands):

	Year Ended December 31,
	1999	2000	2001
Operating Expenses:
Cost of services and other revenues(1)	$5,949	$15,454	$29,989
Research and development(2 and 5)	13,172	34,062	42,371
Sales and marketing(3)	11,415	26,381	36,006
Marketing-BSkyB hard drive set-top box	—	—	8,375
General and administrative(4)	5,971	14,160	16,636
Amortization of goodwill	—	169,284	390,765
Amortization of acquisition-related intangibles	1,210	6,226	23,488
Amortization of share-based compensation	13,098	14,426	9,589
Non-cash warrant expense	68,569	24,908	—

Total operating expenses	$119,384	$304,901	$557,219

(1)	Exclusive of $53, $2,603 and $3,541 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(2)	Exclusive of $662, $1,538 and $1,171 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(3)	Exclusive of $556, $2,100 and $1,644 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(4)	Exclusive of $11,827, $8,185 and $3,233 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(5)	Exclusive of $68,569 and $24,908 non-cash warrant expense for the years ended 1999 and 2000, respectively.

Our total operating expenses increased by $185.5 million, or 155%, to $304.9 million for the year ended December 31, 2000. Excluding non-cash charges associated with amortization of goodwill, acquisition-related intangibles and share-based compensation and non-cash warrant expense, total operating expenses increased by $53.6 million, or 147%, to $90.1 million for the year ended December 31, 2000. The overall increase in total operating expenses was primarily due to our acquisition of Spyglass in July 2000 and headcount increases to support our corporate strategic objectives.

Our total operating expenses increased by $252.3 million, or 83%, to $557.2 million for the year ended December 31, 2001. Excluding non-cash charges associated with amortization of goodwill, acquisition-related intangibles and share-based compensation and non-cash warrant expense, total operating expenses increased by $43.3 million, or 48%, to $133.4 million for the year ended December 31, 2001. The overall increase in total operating expenses was due to our acquisition of Static in July 2001 and increases in headcount and marketing-related expenses to support our corporate strategic objectives.

Cost of Services.    As a result of the Spyglass acquisition in July 2000, cost of services increased by $9.5 million to $15.5 million for the year ended December 31, 2000. Cost of services increased by $14.5 million to $30.0 million for the year ended December 31, 2001. This increase included an $11.3 million increase in our costs of providing professional services and a $3.2 million increase in costs associated with Static.

Research and Development.    Research and development expenses increased by $20.9 million to $34.1 million for the year ended December 31, 2000. This increase was attributable to an increase in the number of personnel developing new products, $1.0 million of in-process technology costs related to the Spyglass acquisition and a $2.3 million non-recurring development fee related to warrants issued to Motorola. Research and development expenses increased by $8.3 million to $42.4 million for the year ended December 31, 2001. This increase was attributable to an increase in personnel and $2.1 million of in-process technology costs related to the acquisition of Static.

Sales and Marketing.    Sales and marketing expenses increased by $15.0 million to $26.4 million for the year ended December 31, 2000. This increase was attributable to the initiation of new marketing programs, an increase in the number of personnel and the opening of new overseas sales offices. Sales and marketing expenses increased by $9.6 million to $36.0 million for the year ended December 31, 2001. This increase was attributable to the initiation of new marketing programs, higher trade show expenses and additional consumer-oriented marketing programs for Static’s PlayJam channel. In addition, there was a one-time marketing cost of $8.4 million for the marketing of the BSkyB hard drive set-top box.

General and Administrative.    General and administrative expenses increased by $8.2 million to $14.2 million for the year ended December 31, 2000. This increase was primarily due to an increase in the number of personnel and the general and administrative expenses related to Spyglass. General and administrative expenses increased by $2.4 million to $16.6 million for the year ended December 31, 2001. This increase was related to an increase in our business activities, bad debt expense and general and administrative expenses related to Static.

Amortization of Goodwill.    During 2000, we acquired Spyglass and CableSoft, which resulted in $1.9 billion of goodwill. The goodwill was determined based on the residual difference between the amount of consideration paid, including certain acquisition-related costs, and the values assigned to the net assets acquired. The goodwill is being amortized from the date of acquisition (July 2000 for Spyglass and November 2000 for CableSoft) over 5 years on a straight-line basis. The amortization was $169 million for the year ended December 31, 2000 and $391 million for the year ended December 31, 2001. Under current accounting principles, the goodwill from our July 2001 acquisition of Static is not being amortized but is reviewed annually or more frequently to determine whether indications of impairment exist.

Amortization of Acquisition-related Intangibles.    Acquisition-related intangible assets are amortized on a straight-line basis over the estimated benefit periods of 1.5 to 5 years. Amortization increased by $5.0 million to $6.2 million for the year ended December 31, 2000, due to the intangibles associated with the acquisitions of Spyglass and CableSoft. Amortization increased by $17.3 million to $23.5 million for the year ended December 31, 2001, due to a full year of amortization for Spyglass and CableSoft plus the intangibles associated with the acquisition of Static.

Amortization of Share-based Compensation.    During 1999, we recorded deferred compensation of $22.5 million for the difference between the exercise price and deemed fair market value for options to purchase shares granted to our employees and the fair value attributable to options granted to non-employees. During 2000, we recorded deferred compensation of $24.7 million related to the acquisition of Spyglass. The amortization of these amounts increased by $1.3 million to $14.4 million for the year ended December 31, 2000, and decreased by $4.8 million to $9.6 million for the year ended December 31, 2001.

Non-cash Warrant Expense.    In October 1999, we completed a private placement of convertible preference shares with warrants. The fair value attributable to the warrants of $63.9 million was recorded as a non-cash warrant expense for the year ended December 31, 1999. The warrants were valued using the Black-Scholes option pricing model.

In December 1999, we issued a warrant to General Instrument Corporation to purchase a total of 700,000 Class A Ordinary Shares. The warrant provided that 175,000 Class A Ordinary Shares were vested on the date of issue, and that the remaining 525,000 Class A Ordinary Shares would vest in three separate tranches upon the completion of certain performance criteria. The fair value of the warrant was calculated at each reporting date using the Black-Scholes option pricing model with the resulting warrant expense being amortized on a straight-line basis over the estimated performance period of six months. The amortization recorded as non-cash warrant expense was $4.7 million for the year ended December 31, 1999 and $24.9 million for the year ended December 31, 2000.

Interest Income

As a result of our initial public offering in November 1999, our investment portfolio increased significantly and interest income increased to $12.2 million for the year ended December 31, 2000. The cash portfolio decreased in 2001, largely due to working capital needs, capital expenditures, and cash paid in connection with our acquisition of Static, and the average interest rate on the portfolio also decreased. This resulted in a decline in interest income of $1.7 million to $10.5 million for the year ended December 31, 2001.

Investment Losses

We periodically review the carrying value of our long-term private equity investments. When the carrying value of an investment is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. During the year ended December 31, 2000, two investments were determined to have no value and an impairment loss of $10.0 million was recorded. For the year ended December 31, 2001, four investments were determined to have no value and an impairment loss of $14.9 million was recorded.

As a result of our acquisition of Spyglass, we acquired certain marketable equity securities that were valued at $48.0 million. These securities were sold for a realized loss of $1.7 million for the year ended December 31, 2000 and a realized loss of $24.0 million for the year ended December 31, 2001.

Minority Interest

In November 2000, we established Spyglass Integration, a co-owned venture with Motorola. Due to the losses of this venture, we recorded a nominal amount of minority interest income for the year ended December 31, 2000, and $0.2 million for the year ended December 31, 2001. The minority interest income for 1999 related to a reorganization that occurred in October 1999.

Income Tax Benefit

As a result of the fair value calculations relating to the acquisition of Spyglass, an income tax benefit was recorded when the marketable equity securities were sold. This was offset by a tax provision for foreign taxes withheld from royalties and other foreign and state income taxes. The net income tax benefit was $0.5 million for the year ended December 31, 2000 and $5.9 million for the year ended December 31, 2001.

Critical Accounting Policies

Our consolidated financial statements include the accounts of OpenTV Corp. and all of its majority-owned subsidiaries. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. In preparing these financial statements, we have made our best estimates and judgments, giving due consideration to materiality. We do not believe that there is a likelihood that materially different amounts would be reported related to the critical accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue recognition

We derive our revenues from four primary sources: (i) royalties, (ii) professional services, (iii) premium rate telephony fees, and (iv) license fees. These revenue categories are discussed in turn below.

Royalties.    We recognize royalties upon notification of set-top box shipments from licensees. For non-refundable prepaid royalties, we recognize revenue upon receipt provided that all other requirements of Statement of Position No. 97-2, “Software Revenue Recognition,” are met.

Professional Services.    Professional services revenues from software development contracts of less than six months duration are recognized generally on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method, the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements.

Premium Rate Telephony.    Under the Static brand, premium rate telephony charges are derived as consumers interact with our PlayJam and YO-YO” channels. Gross premium rate telephony charges are recorded as revenue upon notification from the telecommunications companies with the portion due to the respective telecommunications company recorded as an offsetting cost of services.

Licenses.    In accordance with Statement of Position No. 97-2, we recognize product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivable is probable. For contracts with multiple obligations (e.g., maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, we recognize revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No 98-9, “Modification of SOP No 97-2 with Respect to Certain Transactions.” Generally we have vendor-specific objective evidence of fair value for the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, we defer the maintenance revenue at the outset of the arrangement and recognize it ratably over the period, during which the maintenance is to be provided, which generally commences on the date the software is delivered. Payments for maintenance and support fees are generally made in advance and are non-refundable. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. For revenue allocated to consulting services and for consulting services sold separately, we recognize revenue as the related services are performed.

We generally enter into arrangements with network operators whereby we license our application software to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where we have delivered all of the software under the arrangement, we recognize the revenue as the network operator reports to us our revenue share, which is done generally on a quarterly basis. Under arrangements where the customer receives rights for unspecified future applications when they are made available, we recognize the revenue earned on the delivered applications on a subscription basis over the term of the arrangement.

Allowance for doubtful accounts

We make estimates of the uncollectability of our accounts receivable. Our customer base is dispersed across many geographic areas and we generally do not require collateral. We analyze, among other things, historic bad debt experience, customer credit-worthiness, current economic trends in each country where our customers are located, and customer payment history when evaluating the adequacy of the allowance for doubtful accounts.

Valuation of investments in privately-held companies

We invest in equity and debt instruments of privately-held companies for the promotion of business and strategic objectives, and typically we do not attempt to reduce or eliminate the inherent market risks of these investments. We perform periodic reviews of our investments for impairment. Our investments in privately-held companies are considered impaired when a review of the investee’s operations and other indicators of impairment indicate that the carrying value of the investment is not likely to be recoverable. Such indicators include, but are not limited to, limited capital resources, need for additional financing, and prospects for liquidity of the related securities. Impaired investments in privately-held companies are written down to estimated fair value, which is the amount we believe is recoverable from our investment.

Valuation of goodwill and intangible assets

Goodwill and intangible assets are stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over the estimated benefit periods. In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually (or more frequently if there are indicators such assets may be impaired). Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002. As the Static acquisition was completed in July 2001, the goodwill of $41.5 million is not being amortized.

We account for long-lived assets under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” which requires us to review for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. As of December 31, 2001, we determined that no impairment loss had occurred in the net book value of goodwill of $1.4 billion.

The adoption of SFAS No. 142 as of January 1, 2002, resulted in an impairment charge for goodwill of $931 million which was recorded as a change in accounting principle in the first quarter of 2002.

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-lived Assets.” SFAS No. 144 supercedes SFAS No. 121, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 in the first quarter of 2002 did not have a material effect on our financial position or results of operations.

Recent Accounting Pronouncements

In November 2001, the FASB Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which is a codification of EITF Issues 00-14, 00-22 and 00-25. This Issue presumes that consideration from a vendor to a customer or reseller of the vendor’s products to be a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. The adoption of EITF Issue 01-09 in the first quarter of 2002 did not have a material effect on our financial position or results of operation.

B.   Liquidity and Capital Resources

Since our initial public offering, we have financed our activities from operating revenues and financed our operating deficits with the sale of investments. At December 31, 2001, we had cash and cash equivalents of $69.2 million and short-term and long-term marketable debt securities of $120.3 million, for a total investment portfolio of $189.5 million.

Net cash used in operating activities was $8.4 million, $7.4 million and $33.9 million for the years ended December 31, 1999, 2000 and 2001, respectively. We utilized this cash to fund research and development, to further worldwide expansion and to market our products and services.

For the year ended December 31, 1999, the proceeds from our financing activities were invested in short-term marketable debt securities, resulting in a net use of funds from investing activities of $183.3 million. For the year ended December 31, 2000, net cash provided from investing activities was $81.6 million. This amount included $74.7 million cash from the acquisition of Spyglass, $5.8 million from the sale of marketable equity securities and $11.8 million net decrease in marketable debt securities and other items; which was offset by $10.7 million of capital expenditures. For the year ended December 31, 2001, net cash used in investing activities was $3.4 million. Uses of cash included $14.2 million for the acquisition of Static and $14.2 million for capital expenditures; offset by $16.5 million from the sale of marketable equity securities and a $8.6 million net decrease in marketable debt securities and other items.

Net cash provided from financing activities was $194.6 million, $14.1 million and $12.8 million for the years ended December 31, 1999, 2000 and 2001, respectively. Net cash provided in 1999 was from the initial public offering of our Class A Ordinary Shares and a private placement of our preference shares. The sources in 2000 and 2001 were primarily from the exercise of warrants and stock options and sales of shares under our employee stock purchase plan.

We do not have any material commitments for capital expenditures. Our commitments for operating leases at December 31, 2001 were as follows (in millions):

Minimum Commitments
2002	$9.5
2003	8.5
2004	7.3
2005	3.5
2006	2.5
Thereafter	6.4

$37.7

Although we anticipate continuing to use significant amounts of cash in connection with the operation of our business, we believe that our cash and cash equivalents and short- and long-term marketable debt securities will be sufficient to satisfy our expected needs for working capital and capital expenditures for at least the next twelve months from the date of this annual report.

C.   Research and Development, Patents and Licenses, etc.

As a result of sustained research and development efforts over the past years, we have built a substantial intellectual property portfolio. We currently have 40 patents issued in the United States, 69 patents issued outside of the United States, and 267 patent applications pending throughout the world. We believe that our patent portfolio protects many of the key elements necessary to support digital interactive television. Research and development expenses, excluding in-process research and development expenses related to acquisitions, for the years ended December 31, 1999, 2000 and 2001 were $13.2 million, $33.1 million and $40.3 million, respectively.

Our ability to compete is dependent in part upon our ability to protect and further mature our intellectual property, both internally-developed and acquired. We rely on patent, trademark, trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights in our technology. We believe that our current portfolio of patents is strong. This portfolio of patents contains many early patents in the digital interactive television field. Nevertheless, other companies may develop technologies that are similar or superior to our patents. These factors are discussed in Item 3.D “Risk Factors—We may have difficulties protecting our intellectual property rights, and we may become subject to third-party intellectual property infringement claims that could be costly and time-consuming to defend or that otherwise could adversely affect our business.”

D.   Trend Information

There has been a recent trend of consolidation among the satellite and cable television industries. For example, in the European Union, Canal Satellite recently acquired UPC’s Wizja network in Poland, which is one of our middleware customers. In the United States, General Motors Corp. and its subsidiary Hughes Electronics together with EchoStar Communications Corporation recently announced the signing of definitive agreements that provide for the spin-off of Hughes from General Motors and the merger of Hughes with EchoStar. In addition, AT&T and Comcast Corporation recently announced the signing of a definitive agreement to combine AT&T Broadband with Comcast.

We believe that this trend of consolidation is likely to continue both in the United States and elsewhere around the world due to economic and competitive concerns. This trend may expand to include other companies involved with the interactive television industry. While the full impact of this trend is uncertain at the present time, it is certain that we will need to adapt to changing relationships with industry participants as companies consolidate. If we are unable to successfully manage these changing relationships, our business and results of operations may be adversely affected. In addition, we believe that prior to making any decisions to commit significant resources to interactive television in the near term, network operators are likely to assess the changing economic landscape, which may delay further proliferation of our products and services and thereby harm our future prospects.

Additional trends relating to our specific revenue categories are described in Item 5.A above under the heading “Revenues.”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors. All positions indicated are with OpenTV Corp. only.

Name	Age	Position
Executive Officers
James J. Ackerman	37	Chief Executive Officer and Director
Martin J. Leamy	45	President and Chief Operating Officer
Scott H. Ray	37	Executive Vice President and Chief Financial Officer
James F. Brown	38	Executive Vice President
Vincent Dureau	42	Chief Technology Officer

Other Directors
Jan W. Steenkamp	39	Chairman of the Board of Directors
Jacobus P. Bekker	49	Director
Stephan J. Z. Pacak	47	Director
Allan M. Rosenzweig	47	Director
David Steel	60	Director
Jacobus D.T. Stofberg	51	Director
Stephen F. Ward	48	Director

Set forth below is information regarding the relevant business experience of our executive officers and directors.

James J. Ackerman has served as our Chief Executive Officer since April 2001. Mr. Ackerman also has served as a Director of OpenTV Corp. since January 2001. Prior to that, Mr. Ackerman served as our President and Chief Operating Officer since he joined us in September 2000. Prior to joining us, he was Chief Executive Officer of British Interactive Broadcasting, or BiB, the parent company to Open Interactive, where he was responsible for the launch of the new interactive platform Open Interactive and was responsible for building the business in the United Kingdom and abroad, as well as across all broadcast platforms. During this period, Mr. Ackerman worked in collaboration with us as one of our key customers. Prior to his position at BiB, Mr. Ackerman was the Managing Director of Sky Ventures Ltd., a wholly owned subsidiary of BiB, where he was responsible for BSkyB’s joint venture channels, including Nickelodeon, Paramount, the History Channel, National Geographic Channel, Granada Sky Broadcasting Channels, QVC, Sky News Australia and Playboy. While at BSkyB, Mr. Ackerman was also responsible for the domestic and international distribution of the Sky channels on cable platforms. From October 1994 to May 1996, Mr. Ackerman was Vice President, International, for A&E Television Networks in New York responsible for launching international versions of the History Channel including a joint venture between A&E and BSkyB.

Martin J. Leamy has served as our President and Chief Operating Officer since April 2001. Mr. Leamy joined us following our merger with Spyglass, Inc. as our General Manager, Consultancy Services. Mr. Leamy previously served as President and Chief Operating Officer of Spyglass, Inc. from July 1999. Prior to that, Mr. Leamy was Senior Vice President, Systems Management Solutions from January 1995 to August 1999 and Director, Client/Server Products from July 1991 to December 1994 for PLATINUM Technology Inc. Mr. Leamy received his B.S. degree in computer science from Bradley University in 1979.

Scott H. Ray has served as our Executive Vice President and Chief Financial Officer since joining us in March 2001. Prior to that, Mr. Ray served as the Chief Financial Officer of BarterTrust from July 2000, where he also assumed the role of Chief Operating Officer in September 2000. From March 1998 to February 2000, Mr. Ray was the Controller of BayView Capital Corporation and the Chief Financial Officer of its main operating subsidiaries, including BayView Bank. In February 2000, he assumed the role of Chief Financial Officer of BayView Capital Corporation. From July 1994 to March 1998, Mr. Ray served as Treasurer and then Chief Financial Officer of Silicon Valley Bancshares and its operating subsidiary Silicon Valley Bank. Between August 1987 and July 1994, Mr. Ray worked for Coopers & Lybrand and Price Waterhouse in the assurance services practice until January 1991 and then in practices providing a variety of financial advisory services. Mr. Ray is a certified public accountant and a certified forensic accountant.

James F. Brown has served as an Executive Vice President of OpenTV Corp. since January 2001. Prior to that, Mr. Brown held a variety of positions since beginning his employment with us in June 1999, including Senior Vice President, Strategic Development; General Counsel; Secretary; and General Manager of our OpenTV Interactive division. From June 1998 until he joined us, Mr. Brown was a partner in the law firm of McDermott Will & Emery. From June 1989 to June 1998, he had been associated with the law firm of Pillsbury Madison & Sutro, where he was a partner from January 1996 to June 1998. In his previous law practice, Mr. Brown focused on transactions involving emerging growth companies, primarily in the cable television, telecommunications, software and digital technology areas. Such transactions involved corporate finance, mergers and acquisitions, strategic investments, joint ventures and software licensing matters. Mr. Brown is also a certified public accountant.

Vincent Dureau has worked for us since our inception and has served as our Chief Technology Officer since May 1998. He is responsible for developing technologies and business relationships that will bring integrated, cost-effective solutions to our customers and partners. Prior to becoming our Chief Technology Officer, Mr. Dureau served as our Senior Vice President of Engineering. From 1984 to the time he helped start our company, Mr. Dureau held a variety of positions in Thomson’s research department in Paris and Los Angeles, where he helped develop technology in the fields of multimedia, consumer user interfaces, video compression and interactive television. Mr. Dureau holds a degree in Agronomy from the Institut National Agronomique and M.S. degrees from Universite Paris VII in Applied Mathematics and Ecole Nationale Superieure des Telecommunications in Computer Science.

Jan W. Steenkamp has served as Chairman of the board of directors of OpenTV Corp. since April 2001 and has served as a Director of OpenTV Corp. since October 1999. Mr. Steenkamp joined us in August 1997 and has served as both our President and our Chief Executive Officer. Additionally, he served as a Director of OpenTV, Inc. from May 1999 to May 2000 and has served as the sole Director of OpenTV, Inc. since December 2001. From 1985 until he joined OpenTV in 1997, Mr. Steenkamp held a variety of management positions within the MIH Holdings group of companies. He was the Commercial Director of Irdeto Consultants, a Netherlands-based subsidiary of MIH Limited that develops digital conditional access and subscriber management systems. During his time at Irdeto, Mr. Steenkamp managed business and product development as it grew from 50 to 250 employees. While working at MIH Holdings, Mr. Steenkamp initiated the introduction of pay television in Greece, managed a project team to establish pay television in Italy and was active in the acquisition and development of Nethold’s European operations in the Netherlands, Belgium, Finland, Sweden, Denmark and Norway. Mr. Steenkamp studied Electrical Engineering at Witwatersrand Technicon. Mr. Steenkamp also is a Director of MIH Limited and Chief Executive Officer of MIH Technologies.

Jacobus P. Bekker has served as a Director of OpenTV Corp. since October 1999. Mr. Bekker founded MIH Holdings Limited in 1985 with Mr. Stofberg and has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was Chief Executive Officer of MIH Holdings until 1997, when he became the Managing Director of Naspers Limited. He is also currently the Chairman of the board of directors of M-Web Holdings Limited and a Director of MIH Holdings Limited, SuperSport International Holdings Limited and M-Net Limited. Mr. Bekker is also a Director of a number of South African print media companies and served as a Director of NetHold from September 1995 to April 1997.

Stephan J. Z. Pacak has served as a Director of OpenTV Corp. since February 2002. Mr. Pacak was the Chief Financial Officer of MIH Limited from November 1993 to January 1998 and from that time has held a variety of executive positions within the MIH Holdings Limited group of companies. Mr. Pacak joined M-Net Limited in 1988 as Chief Financial Officer. Mr. Pacak is also a director of MIH Holdings, Naspers Limited, M-Net Limited, M-Web Holdings Limited, SuperSport International Holdings Limited and a number of South African print media companies.

Allan M. Rosenzweig has served as a Director of OpenTV Corp. since October 1999 and served as a Director of OpenTV, Inc. from June 1997 to May 2000. Mr. Rosenzweig is also Group Director, Corporate Finance and a Director of MIH Limited and a Director of MIH Holdings Limited. Prior to joining MIH Limited in 1996, Mr. Rosenzweig was the Director of Corporate Finance of NetHold. In addition, he was previously the Managing Director of Intertax (Pty) Ltd., an international tax consultancy firm. He also serves as a Director of UTI Worldwide, Inc. and Brait S. A.

David Steel has served as a Director of OpenTV Corp. since April 2002. From July 1997 to present, Mr. Steel has served as a partner and director of Fidutec Fiduciaire SA, which is a private consultancy firm based in Geneva, Switzerland that offers accounting, auditing and tax services to its clients. Mr. Steel is a member of the Institute of Chartered Accountants in Scotland and spent 19 years with predecessor firms of Deloitte & Touche in Edinburgh, London and Geneva.

Jacobus D.T. Stofberg has served as a Director of OpenTV Corp. since October 1999 and served as Chairman of the board of directors of OpenTV Corp. from October 1999 to April 2001. Mr. Stofberg also served as a Director of OpenTV, Inc. from January 1999 to May 2000 and as its sole Director from May 2000 to December 2001. Mr. Stofberg is Chief Executive Officer and a Director of MIH Limited. Mr. Stofberg was one of the original members of the MIH Holdings Limited management team and has held a variety of positions within the MIH Holdings group of companies since 1985.

Stephen F. Ward has served as a Director of OpenTV Corp. since March 2000. Since January 2000, Mr. Ward has served as a Director and Chief Financial Officer of MIH Limited. Mr. Ward also serves as a Director of MIH Holdings Limited. Before joining MIH Limited, Mr. Ward was a senior partner with PricewaterhouseCoopers N.V. (an affiliate of PricewaterhouseCoopers LLP) where during his thirteen years as a partner he was involved in advising multinational, publicly-traded companies as well as serving in various management positions. Mr. Ward is a fellow of the Institute of Chartered Accountants in England and Wales and a Dutch Registered Accountant. He also serves as a Director of SuperSport International Holdings Limited,  and M-Net International Ltd.

Messrs. Steenkamp and Ackerman were appointed to our board of directors in connection with their employment with us. Pursuant to the terms of the Investors’ Rights Agreement described under Item 10.C below, MIH Limited has the right to a majority of directors to our board of directors. Accordingly, MIH Limited has appointed Messrs. Bekker, Pacak, Rosenzweig, Stofberg and Ward to our board of directors. Also pursuant to the terms of the Investors’ Rights Agreement: (i) America Online, General Instrument, LDIG OTV, Inc. (a subsidiary of Liberty Media Corporation) and TWI-OTV Holdings, Inc. (a subsidiary of Time Warner, Inc.) have the right to collectively appoint two directors to our board of directors, and (ii) Sun TSI Subsidiary, Inc. (a subsidiary of Sun Microsystems, Inc.) has the right to appoint one director to our board of directors; at present, these three board seats remain vacant.

Employment Arrangements with Directors and Executive Officers

Set forth below is information regarding employment agreements with certain of our directors and executive officers.

Jan Steenkamp employment agreement.    On July 6, 1999, we entered into an employment agreement with Jan Steenkamp, our then President and Chief Executive Officer. On April 10, 2001, Mr. Steenkamp relinquished his duties as our President and Chief Executive Officer, became our Chairman and executed a new employment agreement with us that superceded his prior employment agreement with us in its entirety. The employment agreement is for a four-year term, and may be terminated by us or by Mr. Steenkamp at any time and for any reason. Under the agreement, Mr. Steenkamp is provided with a minimum annual base salary of $200,000 and is eligible for an annual incentive bonus targeted at 25% of his annual base salary. Under the agreement, Mr. Steenkamp is also entitled to reimbursement for certain expenses.

Upon Mr. Steenkamp’s termination of employment with us, we are required to make certain payments to him. In the case of his termination as a result of death or permanent disability, we would be required to pay his then current base salary for a period of six months following such termination. In the event Mr. Steenkamp’s employment is terminated by us without cause, we would be required to provide him with payment of his then current base salary for a period of an additional six months and (provided the provisions of the following sentence do not apply) continued vesting of his stock options for an additional six months. In addition, any unvested shares subject to Mr. Steenkamp’s stock options will become vested if within 18 months following certain corporate transactions involving us (i) Mr. Steenkamp is involuntarily dismissed by us for a reason other than for cause, or (ii) he voluntarily resigns due to certain changes in his duties, compensation or place of employment.

James Ackerman employment agreement.    On June 16, 2000, Mr. Ackerman entered into an employment agreement with us as our President and Chief Operating Officer. In April 2001, our board of directors promoted Mr. Ackerman to Chief Executive Officer. The employment agreement is for a four-year term, automatically renews for a period of one year, and may be terminated by us or by Mr. Ackerman at any time and for any reason. Under the agreement, Mr. Ackerman is provided with a minimum annual base salary of $400,000 and is eligible for an annual bonus. Under the agreement, Mr. Ackerman also received a stock option to purchase 200,000 Class A Ordinary Shares, 25% of which vests after one year, with the balance vesting over the next 36 months in equal installments, subject to his continued employment with us. Under the agreement,

Mr. Ackerman also became entitled to receive an interest-free loan from us for up to $3,000,000 for the purchase of his principal residence. The loan is full recourse against the residence and up to 50% of its value against Mr. Ackerman personally. We agreed to forgive this loan in four equal installments on each of January 1, 2001, 2002, 2003 and 2004. The difference, if any, between $3,000,000 and the actual loan amount is to be awarded to Mr. Ackerman under the agreement in the form of newly issued Class A Ordinary Shares having a fair market value equal to such difference, with those shares to be issued in four installments on each of January 1, 2001, 2002, 2003 and 2004. Mr. Ackerman is also entitled to reimbursement for certain expenses under the agreement.

In the event Mr. Ackerman’s employment is terminated for any reason other than by voluntary resignation, death, disability, or by us for cause, (a) in the event that such termination occurs during the original four-year term of the agreement, we would be required to make certain payments to him, including the payment of an additional two years of his then current base salary, and continued vesting of the aforementioned stock option grant for an additional two years, and (b) in the event that such termination occurs after the original four-year term of the agreement, in addition to making certain payments to him, we would be required to provide him with a payment of an additional six months of his then-current base salary and continued vesting on any of his then existing stock options for an additional six months. In addition, in the event Mr. Ackerman is terminated by us without cause, or as a result of death or disability, then (i) after January 1, 2002, the entire balance of the personal residence loan shall be forgiven in full and (ii) we will provide Mr. Ackerman with up to an additional two years of awards of the Class A Ordinary Shares that would otherwise have been issuable under the agreement in respect of the difference between $3,000,000 and the amount of his personal residence loan.

Martin Leamy employment agreement.    On April 17, 2001, Mr. Leamy entered into an employment agreement with us as our President and Chief Operating Officer. The employment agreement is for a three-year term, automatically renews for a period of one year, and may be terminated by us or by Mr. Leamy at any time and for any reason. Under the agreement, Mr. Leamy is provided with a minimum annual base salary of $280,000 and participation rights in an incentive bonus plan targeted at 35% of his annual base salary. Under the agreement, Mr. Leamy also received a stock option to purchase 75,000 Class A Ordinary Shares, 25% of which vests after one year, with the balance vesting over the next 36 months in equal installments, subject to his continued employment with us.

Upon Mr. Leamy’s termination of employment with us, we are required to make certain payments to him. In the case of his termination as a result of death, we would be required to pay his successors his then-current base salary for a period of 12 months following his death. In the case of his termination by us for permanent disability or his voluntary termination due to certain changes in his duties, compensation or place of employment, we would be required to pay him his then-current base salary for a period of six months following such termination. In the case of his termination by us other than for permanent disability or cause, we would be required to pay him an amount equal to the greater of his base salary for the remaining term on his employment agreement as if his employment had not been terminated or his then-current base salary for a period of 12 months following such termination, and allow for continued vesting of the aforementioned stock option grant for an additional six months following such termination. In addition, any unvested shares subject to the aforementioned stock option grant will become vested and our repurchase option with respect to certain shares of restricted stock received by Mr. Leamy in connection with our acquisition of Spyglass shall lapse if within 18 months following certain corporate transactions involving us, (i) Mr. Leamy is involuntarily dismissed by us for a reason other than for cause, or (ii) he voluntarily resigns due to certain changes in his duties, compensation or place of employment.

Scott Ray employment agreement.    On March 14, 2001, Mr. Ray entered into an employment agreement with us as our Executive Vice President and Chief Financial Officer. The employment agreement is for a four-year term, automatically renews for a period of one year, and may be terminated by us or by Mr. Ray at any time and for any reason. Under the agreement, Mr. Ray is provided with a minimum annual base salary of $250,000 and participation rights in an incentive bonus plan targeted at 45% of his annual base salary. Under the agreement, Mr. Ray also received a stock option to purchase 200,000 Class A Ordinary Shares, 25% of which vests after one year, with the balance vesting over the next 36 months in equal installments, subject to his continued employment with us.

In the event of Mr. Ray’s termination as a result of permanent disability, we would be required to pay his then-current base salary for a period of six months following such termination. In the event of Mr. Ray’s termination of employment for any reason other than by voluntary resignation, death, disability, or by us for cause, we would be required to make certain payments to him, including the payment of an additional six months of his then-current base salary or such lesser amount of base salary as would be payable under the initial term of the agreement and continued vesting of the aforementioned stock option grant for an additional six months. In addition, any unvested shares subject to Mr. Ray’s stock option will become vested if within 18 months following certain corporate transactions involving us, (i) Mr. Ray is involuntarily dismissed by us for a reason other than for cause, or (ii) he voluntarily resigns due to certain changes in his duties, compensation or place of employment.

James Brown offer letter.    Mr. Brown received from us a written offer of employment dated June 16, 1999. That offer letter provides that Mr. Brown will be entitled to the payment of an additional six months of his then current base salary and immediate vesting of any unvested options if within 12 months of certain corporate transactions involving us, (i) Mr. Brown is involuntary dismissed by us for a reason other than cause, or (ii) he voluntarily resigns due to certain changes in his responsibilities, title or compensation.

B.   Compensation

The following table presents information about the compensation awarded to, earned by or paid to our Chief Executive Officer and each of our other executive officers for the fiscal years ended December 31, 2000 and December 31, 2001.

Summary Compensation Table
(amounts in United States dollars, except share amounts)

				Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus Paid in Following Year for Current Year	Other Annual Compensation		Securities Underlying Options		All Other Compensation
James Ackerman	2001	$410,367		$100,000	$765,064	(1)	200,000		$3,000	(2)
President and Chief Executive Officer	2000	143,056		77,250	38,791	(3)	200,000		13,507	(4)

Martin Leamy	2001	276,159		85,365	—		158,416		3,000	(2)
President and Chief Operating Officer	2000	251,769		43,352	—		43,416	(5)	2,100	(2)

Scott Ray	2001	202,061	(6)	93,145	—		200,000		3,000	(2)
Executive Vice President and Chief Financial Officer

James Brown	2001	252,750		36,673	—		90,000		—
Executive Vice President	2000	207,000		81,144	—		15,000		—

Vincent Dureau	2001	212,180		51,018	6,000	(7)	30,000		3,000	(2)
Chief Technology Officer	2000	196,500		74,277	3,000	(7)	23,000		3,000	(2)

Jan Steenkamp	2001	167,700		50,000	27,748	(8)	50,000		—
Chairman	2000	238,000		122,184	184,020	(9)	81,000		—

(1)
Represents $602,011 received in the form of loan forgiveness, the fair market value of 14,525 Class A Ordinary Shares granted to Mr. Ackerman on January 2, 2001 (or $147,989) and amounts paid to reimburse Mr. Ackerman for part of his automobile and other expenses.

(2)	Represents matching contributions made by us to the individual’s 401(k) plan account in the fiscal year.

(3)	Represents amounts paid to offset taxes paid by Mr. Ackerman and to reimburse Mr. Ackerman for part of his automobile and other expenses.
(4)	Represents amounts paid to Mr. Ackerman to reimburse relocation expenses.
(5)	Represents stock options grants by Spyglass, Inc. that were assumed by us in connection with our acquisition of Spyglass, Inc.
(6)	Represents salary paid to Mr. Ray from March 2001, which is when Mr. Ray began working for us, through December 2001.
(7)	Represents a bonus payment paid during the relevant fiscal year.
(8)	Represents amounts paid to offset taxes paid by Mr. Steenkamp, and to reimburse Mr. Steenkamp for part of his housing expenses and automobile expenses.
(9)
Represents amounts paid to offset taxes paid by Mr. Steenkamp, and to reimburse Mr. Steenkamp for part of his housing expenses and automobile expenses. The total also includes a bonus payment of $1,000 paid during the current fiscal year.

Option Grants in Last Fiscal Year

The following table sets forth information concerning options to purchase shares granted to our executive officers during the year ended December 31, 2001. No stock appreciation rights were granted during this period.

Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Directors, Employees And Consultants in Last Fiscal Year(1)	Exercise Price ($ Per Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
					5% ($)	10% ($)
James Ackerman	200,000	5.6816	$9.72	1/10/11	1,222,420	3,097,853

Martin Leamy	40,000 75,000 43,416	1.1363 2.1306 1.2334	9.72 9.04 4.77	1/10/11 5/01/11 10/01/11	244,484 426,391 130,241	619,571 1,080,557 330,055

Jan Steenkamp	50,000	1.4204	9.72	1/10/11	305,605	774,463

Scott Ray	200,000	5.6816	9.16	4/02/11	1,151,657	2,918,525

James Brown	50,000 40,000	1.4204 1.1363	9.72 4.77	1/10/11 10/01/11	305,605 119,993	774,463 304,086

Vincent Dureau	30,000	0.8522	9.72	1/10/11	183,363	464,678

(1)
Percentages shown under “% of Total Options Granted to Directors, Employees and Consultants in the Last Fiscal Year” are based on options to purchase an aggregate of 1,930,226 shares granted during the fiscal year ended December 31, 2001 to employees, directors and consultants of OpenTV under the OpenTV Corp. 1999 Share Option/Share Issuance Plan, as amended and restated.

(2)
The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Share price appreciation of 5% and 10% (compounded annually) is assumed in accordance with rules promulgated by the SEC and does not represent our prediction of our share price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. We do not necessarily agree that this method can properly determine the value of an option. Actual gains, if any, on share option exercises depend on numerous factors, including our future performance, overall market conditions and the option holder’s continued employment with us throughout the entire vesting period and option term, which factors are not reflected in this table.

C.   Board Practices

Pursuant to our Articles of Association, the term of each director shall expire at the next annual meeting of shareholders following such director’s election. Apart from the employment agreements with Jan Steenkamp and James Ackerman described in response to Item 6.A above, no director is a party to any service contract with us. Our directors do not currently receive cash compensation from us for serving as directors other than the reimbursement of out-of-pocket expenses incurred in attending meetings.

Our board of directors has three standing committees: a compensation committee, an audit committee and an investment committee.

Compensation Committee

The compensation committee consists of Messrs. Steenkamp, Stofberg and Ward. The compensation committee has the authority to: (i) review and approve general policy matters relating to compensation and benefit arrangements for our employees and officers (including cash compensation arrangements for our Chief Executive Officer and his direct reports) and review and recommend to our board of directors the compensation and benefit arrangements to be established for our employees and officers (including our Chief Executive Officer and his direct reports), including bonus and incentive plans, (ii) administer our equity incentive plans, and (iii) review and approve specific option grants to our employees (including our Chief Executive Officer and his direct reports).

Audit Committee

The audit committee consists of Messrs. Ward, Pacak and Steel. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing: (i) the financial reports and other financial information we provide to any governmental body or the public, (ii) our systems of internal controls regarding finance and accounting, and certain related legal compliance matters that management and our board of directors have established, and (iii) our auditing, accounting and financial reporting process generally.

The audit committee’s primary duties and responsibilities are to: (i) serve as an independent and objective party for review of our financial statements, financial reporting process and internal control systems, (ii) review and appraise the audit efforts of our independent accountants, and (iii) provide an open avenue of communication among our independent accountants, financial and senior management, and our board of directors.

Investment Committee

The investment committee consists of Messrs. Rosenzweig and Steenkamp. The investment committee reviews and approves equity investments from $10 million to $35 million in any single venture or company. Equity investments of less than $10 million may be approved by our President. Equity investments greater than $35 million must be approved by the full board of directors.

D.   Employees

As of December 31, 1999, 2000 and 2001 we employed 233, 484 and 607, respectively, full-time equivalent employees, excluding temporary personnel and consultants. We believe our relationship with our employees is satisfactory.

E.   Share Ownership

See Item 7.A for information relating to the share ownership of our directors and executive officers. As of December 31, 2001, our executive officers and directors as a group held the following options to purchase our Class A Ordinary Shares pursuant to rights granted under our option plans.

Option Shares	Purchase Price	Expiration Date
17,178	$ 1.0500	January 2008
381,175	$ 1.0500	July 2008
205,000	$ 1.0500	February 2009
58,334	$ 2.9000	July 2009
60,000	$ 6.0000	August 2009
108,540	$17.7930	August 2009
43,416	$43.2732	June 2010
119,000	$54.2500	July 2010
200,000	$33.1875	October 2010
370,000	$ 9.7188	January 2011
200,000	$ 9.1562	April 2011
75,000	$ 9.0400	May 2011
83,416	$ 4.7700	October 2011

Summary descriptions of our option plans, and other equity-based plans in which our directors and executive officers and employees participate, are set forth below.

1999 Share Option/Share Issuance Plan

Adoption.    Our board of directors adopted the 1999 Share Option/Share Issuance Plan in October 1999 and amended and restated the plan in November 1999 (as amended and restated, the “1999 Plan”). Our shareholders approved the amended and restated plan in November 1999.

Share Reserve.    Since our inception, we have reserved an aggregate of 8,980,000 Class A Ordinary Shares for issuance under the 1999 Plan, 2,327,701 of which had been issued through December 31, 2001. As of December 31, 2001, options to purchase 6,433,140 Class A Ordinary Shares were outstanding under the 1999 Plan (which number includes the theretofore unexercised portion of the Assumed Options described under “Awards Granted/Assumed” below). If options or shares awarded under the 1999 Plan are forfeited or cancelled, expire or otherwise terminate without being exercised, then those options or shares will again become available for issuance under the 1999 Plan.

Administration.    The compensation committee of our board of directors administers the 1999 Plan. The compensation committee has complete discretion to make all decisions relating to the interpretation and operation of the 1999 Plan. The compensation committee has discretion to determine the following:

•	grant recipients

•	grant dates

•	number of shares

•	type of award

•	exercisability of the award

•	vesting requirements

•	exercise price

•	type of consideration

•	any other terms and conditions of award eligibility

Eligibility.    The following groups of individuals are eligible to participate in the 1999 Plan:

•	employees

•	members of our board of directors who are not employees

•	consultants

Structure of Plan.    The 1999 Plan is divided into the following two programs:

•	an option grant program, under which eligible individuals may be granted options to purchase Class A Ordinary Shares (the “Option Grant Program”)

•
a share issuance program, under which eligible persons may be issued Class A Ordinary Shares directly, either through the immediate purchase of such shares or as a bonus for services rendered to us (the “Share Issuance Program”)

Option Grant Program.    Under the Option Grant Program, we may issue options to purchase our Class A Ordinary Shares. Options may be either incentive stock options (“incentive options”) qualifying for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or options which do not so qualify (“non-statutory options”) as designated by the compensation committee, in its sole discretion. The exercise price of incentive options granted under the 1999 Plan will be no less than the fair market value of our Class A Ordinary Shares at the time the option is granted. The exercise price may be paid in cash, in previously owned Class A Ordinary Shares valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of some or all of the purchased shares. The other terms of the incentive options will be determined by the compensation committee. Any options intended to qualify as incentive options will be designed to meet all the requirements of Code Section 422. Incentive options are not transferable, except by will or the laws of descent and distribution. The exercise price and other terms of non-statutory options granted under the 1999 Plan will be determined by the compensation committee. The compensation committee may provide that non-statutory options will be transferable.

Share Issuance Program.    Under the Share Issuance Program, we may issue our Class A Ordinary Shares directly, either through immediate purchase of such shares or as a bonus for services rendered to us. The purchase price and other terms of shares issued under the Share Issuance Program will be determined by the compensation committee. The compensation committee may, in its discretion, subject any shares issued under the Share Issuance Program to vesting and a right of repurchase by us.

Repurchase Rights.    The compensation committee has the discretion to authorize the issuance of unvested Class A Ordinary Shares upon the exercise of options granted or as shares are otherwise issued under the 1999 Plan. If the purchaser or optionee ceases to be employed by or provide services to us, any or all of the Class A Ordinary Shares issued to the purchaser or optionee which are unvested at the time of cessation shall be subject to repurchase by us at the purchase or exercise price paid for such shares. The terms and conditions upon which the repurchase rights are exercisable by us are set forth in the repurchase rights agreements evidencing such rights.

Corporate Transaction.    Options will automatically vest in full upon the occurrence of certain change of control events, if such options are not assumed or exchanged for equivalent rights by the successor entity in accordance with the terms of the plan. In the event of a corporate transaction that does not result in the automatic vesting of options and other awards, the board of directors or the compensation committee has discretion to accelerate vesting of such options and other awards.

Change of Control Addenda.    Pursuant to change of control addenda incorporated into stock options granted to certain of our senior management personnel (including James Ackerman, Martin Leamy, Scott Ray, James Brown and Jan Steenkamp), any unvested shares subject to such stock options will become vested if within 18 months following certain corporate transactions involving us, (i) the relevant optionee is involuntarily dismissed by us for a reason other than for cause, or (ii) the relevant optionee voluntarily resigns due to certain changes in his duties, compensation or place of employment.

Amendment and Termination.    Our board of directors may amend the 1999 Plan at any time. If our board of directors amends the 1999 Plan, shareholder approval will only be sought if required by applicable law. The 1999 Plan will terminate upon the earliest of (i) October 21, 2009, (ii) the date on which all shares available for issuance under the 1999 Plan have been issued as vested shares, or (iii) the termination of all outstanding options in connection with certain corporate transactions.

Awards Assumed.    Effective as of October 23, 1999, options (the “Assumed Options”) to purchase 5,141,114 shares of OpenTV, Inc. common stock under the 1998 Plan (see “OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan” below) were assigned to and assumed by OpenTV Corp. The Assumed Options thereupon represented the right to purchase under the 1999 Plan an identical number of our Class A Ordinary Shares. The issuance of Class A Ordinary Shares pursuant to the exercise of Assumed Options has reduced, and in the future will reduce, the total number of shares available for issuance under the 1999 Plan. In addition to the Assumed Options, options to purchase 161,000 shares of OpenTV, Inc. common stock under the 1998 Plan were outstanding as of October 23, 1999. These options were not assigned to, or assumed by, OpenTV Corp. See “OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan” and “2000 Exchange Plan” below.

OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan

The OpenTV, Inc. board of directors adopted, and its shareholders approved, the OpenTV, Inc. 1998 Stock Option/Stock Issuance Plan on January 26, 1998. The OpenTV, Inc. board of directors amended and restated the plan on February 11, 1999 and on August 13, 1999 (such plan, as amended and restated, the “1998 Plan”). The terms of the 1998 Plan are generally identical to those of the 1999 Plan, except that the 1998 Plan is administered by the OpenTV, Inc. board of directors and options and awards issued under the 1998 Plan entitle the holders to acquire shares of Class A Common Stock of OpenTV, Inc.

Most of the options issued under the 1998 Plan have been assigned to and assumed by OpenTV Corp. As of December 31, 2001, options to purchase 153,000 shares of Class A Common Stock of OpenTV, Inc. remained outstanding. The 1998 Plan will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan.

2000 Exchange Plan

Our board of directors adopted the OpenTV Corp. 2000 Exchange Plan in May 2000 and amended and restated the plan in August 2000 (as amended and restated, the “Exchange Plan”). The Exchange Plan was adopted for the purpose of allowing holders of shares of OpenTV, Inc. common stock acquired pursuant to the exercise of options granted under the 1998 Plan the ability to exchange such shares at their election for OpenTV Corp. Class A Ordinary Shares, generally on a one-for-one basis subject to customary antidilution adjustments, pursuant to the exercise of exchange rights granted under the Exchange Plan. Such exchange rights may be exercised at any time from the date of grant through May 12, 2015.

As of December 31, 2001, 621,160 shares of OpenTV, Inc. common stock had been exchanged, and 621,160 OpenTV Corp. Class A Ordinary Shares had been issued, under the Exchange Plan. In addition, a total of 882,981 shares of OpenTV, Inc. common stock held as of that date by certain of our employees and former employees were eligible for exchange pursuant to exercise of exchange rights granted under the Exchange Plan.

As of December 31, 2001, a total of 153,000 shares of OpenTV, Inc. common stock were issuable pursuant to the exercise of options granted to certain of our employees under the 1998 Plan that were not assigned to OpenTV Corp. Upon issuance, the shares of OpenTV, Inc. common stock issuable upon the exercise of those options will be eligible for exchange pursuant to the exercise of exchange rights granted under the Exchange Plan.

Option Plans Assumed in the Spyglass and CableSoft Mergers

We assumed the following option plans in connection with our merger with Spyglass (collectively, the “Assumed Spyglass Plans”): (i) the Spyglass, Inc. 1995 Stock Incentive Plan, (ii) the Spyglass, Inc. 1995 Director Stock Option Plan, (iii) the AllPen Software 1997 Stock Option Plan, and (iv) the Navitel Communications 1997 Stock Option Plan. All of the options to purchase Spyglass common stock outstanding under the Assumed Spyglass Plans were converted in the merger into options to purchase our Class A Ordinary Shares. As of December 31, 2001, options to purchase 1,110,640 of our Class A Ordinary Shares were outstanding under the Assumed Spyglass Plans. The Assumed Spyglass Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed Spyglass Plans that are forfeited or cancelled will no longer be available for issuance under Assumed Spyglass Plans, and no new options will be granted to employees under the Assumed Spyglass Plans.

We assumed the following option plans in connection with our merger with CableSoft (collectively, the “Assumed CableSoft Plans”): (i) the CSS Acquisition Corporation 2000 Special Stock Incentive Plan, and (ii) the CSS Acquisition Corporation 2000 Stock Plan. All of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft Plans were converted in the merger into options to purchase our Class A Ordinary Shares. As of December 31, 2001, options to purchase 60,927 of our Class A Ordinary Shares were outstanding under the Assumed CableSoft Plans. The Assumed CableSoft Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed CableSoft Plans that are forfeited or cancelled will no longer be available for issuance under Assumed CableSoft Plans, and no new options will be granted to employees under the Assumed CableSoft Plans.

2001 Nonstatutory Stock Option Plan

Adoption.    Our board of directors adopted the 2001 Nonstatutory Stock Option Plan (the “2001 Plan”) in October 2001.

Share Reserve.    We have reserved an aggregate of 500,000 Class A Ordinary Shares for issuance under the 2001 Plan, none of which had been issued as of December 31, 2001. As of December 31, 2001, options to purchase 138,622 shares were outstanding under the 2001 Plan. If options awarded under the 2001 Plan are forfeited or cancelled, expire or otherwise terminate without being exercised, then those shares will again become available for issuance under the 2001 Plan.

Administration.    The compensation committee of our board of directors administers the 2001 Plan. The compensation committee has complete discretion to make all decisions relating to the administration, interpretation and operation of the 2001 Plan. The compensation committee has the same discretionary authority with respect to the 2001 Plan as it exercises under the 1999 Plan.

Eligibility.    The following groups of individuals are eligible to participate in the 2001 Plan:

•	employees (other than employees who are executive officers)

•	consultants

Structure of Plan.    The 2001 Plan permits the grant of options to purchase Class A Ordinary Shares to eligible participants. Options to purchase our Class A Ordinary Shares that may be granted under the 2001 Plan are non-statutory options and do not qualify for the favorable tax treatment afforded incentive options under Section 422 of the Code. The exercise price and other terms of non-statutory options granted under the 2001 Plan will be determined by the compensation committee. The compensation committee may provide that non-statutory options will be transferable.

Corporate Transaction.    Options will automatically vest in full upon the occurrence of certain change of control events, if such options are not assumed or exchanged for equivalent rights by the successor entity in accordance with the terms of the plan. In the event of a corporate transaction that does not result in the automatic vesting of options and other awards, the board of directors or the compensation committee has discretion to accelerate vesting of such options and other awards.

Amendment and Termination.    The board of directors may amend the 2001 Plan at any time. If our board of directors amends the 2001 Plan, shareholder approval will only be sought if required by applicable law. The 2001 Plan will terminate upon the earliest of (i) ten years after its adoption by our board of directors, or (ii) such earlier date as determined by our board of directors.

1999 Employee Stock Purchase Plan

The boards of directors of OpenTV, Inc. and OpenTV Corp. adopted the OpenTV, Inc. 1999 Employee Stock Purchase Plan (the “Purchase Plan”) in October 1999 and the shareholders of OpenTV Corp. and the shareholders of OpenTV, Inc. approved the plan in November 1999. The Purchase Plan was amended and restated by the board of directors of OpenTV, Inc. in January 2001, and the amended and restated plan was adopted by the board of directors of OpenTV Corp. in March 2001. In May 2001, the shareholders of OpenTV Corp. approved certain of the amendments adopted by the board of directors of OpenTV Corp. and OpenTV, Inc.

Share Reserve.    500,000 Class A Ordinary Shares have been reserved for issuance under the Purchase Plan in 2002. The Purchase Plan provides that on December 31, 2002 and on December 31 of each of the next six years the number of shares in the reserve automatically will be increased by the lower of:

•	five percent of our outstanding shares on a fully-diluted basis;

•	500,000 shares; or

•	a smaller number of shares as determined by the board.

Consistent with the foregoing, our board of directors has determined that the number of shares in the reserve automatically will be reset at 500,000 (as adjusted to reflect any stock split that from time to time may be effected) on each December 31 for issuance during the following year.

Eligibility.    The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The Purchase Plan provides a means by which employees may purchase our Class A Ordinary Shares through payroll deductions. The Purchase Plan is implemented by offerings of purchase rights to eligible employees. However, no employee may participate in the Purchase Plan if immediately after we grant the employee a purchase right, the employee has voting power over, or the value of, five percent or more of our outstanding capital stock or the capital stock of any parent company or subsidiary of OpenTV Corp.

Administration.    Our board of directors is responsible for administering the Purchase Plan, unless such responsibilities are delegated to a committee of the board of directors. Pursuant to this authority, the board of directors has delegated authority for administration and operation of the Purchase Plan to the compensation committee of the board of directors.

Under the Purchase Plan, the compensation committee may specify offering periods of up to 27 months in length during which purchase rights may be granted under the Purchase Plan, although there will generally be two consecutive offering periods of approximate six-month duration during each calendar year (beginning on the first trading day of each January and July).

Unless the compensation committee otherwise determines, Class A Ordinary Shares will be purchased for accounts of participating employees under the Purchase Plan at a price per share equal to the lower of:

•	85% of the fair market value of a share on the first day of the offering, or

•	85% of the fair market value of a share on the purchase date

Fair market value generally means the per share closing sales price (rounded up where necessary to the nearest whole cent) for our Class A Ordinary Shares (or closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the trading day prior to the relevant determination date, as reported in The Wall Street Journal.

Participating employees may authorize payroll deductions of up to 15% of their base compensation for the purchase of shares under the Purchase Plan. Employees may end their participation in the offering at any time up to ten days before a purchase date. Participation ends automatically on termination of employment with us or our affiliates.

Other Provisions.    The compensation committee may grant eligible employees purchase rights under the Purchase Plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or our affiliates do not permit the employee’s rights to purchase our Class A Ordinary Shares to accrue at a rate which exceeds $25,000 of the fair market value of our Class A Ordinary Shares for each calendar year in which the purchase rights are outstanding. Certain transactions not involving receipt of consideration by us, such as a merger, consolidation, reorganization, stock dividend or stock split, may change the class and number of shares subject to the Purchase Plan and to outstanding options. In that event, the compensation committee will appropriately adjust the Purchase Plan as to the class and the maximum number of shares subject to the Purchase Plan. We will also adjust outstanding rights as to class, number of shares and purchase limits of such outstanding rights.

Upon a change in control of us, the compensation committee may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, its board of directors may shorten the offering period and provide that our shares will be purchased for the participants immediately before the change in control.

Shares Issued.    To date, a total of 301,884 of our Class A Ordinary Shares have been issued pursuant to purchase rights granted under the Purchase Plan.

Amendment and Termination.    Our board of directors may amend the Purchase Plan at any time. If our board of directors amends the Purchase Plan, shareholder approval will only be sought if required by applicable law. The Purchase Plan will terminate on December 31, 2009 unless our board of directors terminates it sooner.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The table below sets forth, to the extent known by us or ascertainable from public filings, certain information as of April 30, 2002 with respect to the beneficial ownership of each class of our voting securities by (1) each person who is the beneficial owner of more than five percent of any class of our voting securities, and (2) all directors and executive officers as a group. Beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of April 30, 2002. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all Ordinary Shares held by them. Applicable percentage ownership in the following table is based on 40,674,918 Class A Ordinary Shares and 30,631,746 Class B Ordinary Shares outstanding as of April 30, 2002.

Class A Ordinary Shares

Beneficial Owner	Shares Beneficially Owned
	Number		Percent of Class
MIH Limited(1)	30,571,614	(2)	43.1
Sun Microsystems, Inc.(3)	7,594,796	(4)	15.7
Motorola, Inc.(5)	4,736,499	(6)	11.5
AOL Time Warner, Inc.(7)	2,575,193		6.3
EchoStar Communications Corporation(8)	2,252,252		5.5
Liberty Media Corporation(9)	2,252,252	(10)	5.5
Directors and executive officers as a group (12 persons)	31,925,118	(11)	44.3

Class B Ordinary Shares

Beneficial Owner	Shares Beneficially Owned
	Number		Percent of Class
MIH Limited(1)	30,206,154		98.6
Sun Microsystems, Inc.(3)	7,594,796	(12)	19.9
Liberty Media Corporation(9)	303,996		1.0
Motorola, Inc.(5)	121,596		*
Directors and executive officers as a group (12 persons)	30,206,154	(13)	98.6

*	Less than 1%.
(1)
MIH Limited holds its shares through its subsidiary OTV Holdings Limited. The address of record of OTV Holdings Limited is c/o Myriad International Holdings BV, Jupiterstraat 13-15, 2132 HC Hoofddorp, The Netherlands.

(2)	Includes 30,206,154 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis.
(3)
Sun Microsystems, Inc. holds its shares through its subsidiary Sun TSI Subsidiary, Inc. The address of record of Sun TSI Subsidiary, Inc. is c/o Sun Microsystems, Inc., 901 San Antonio Road, Mail Stop PAL 1-S21, Palo Alto, California 94304.

(4)
Represents 7,594,796 shares of Class B Common Stock of OpenTV, Inc., which may be exchanged into Class B Ordinary Shares of OpenTV Corp. generally on a one-for-one basis and then exchanged into Class A Ordinary Shares of OpenTV Corp. generally on a one-for-one basis.

(5)	Motorola, Inc. holds its shares through its subsidiary General Instrument Corporation. The address of record of General Instrument Corporation is 101 Tournament Drive, Horsham, Pennsylvania 19044.
(6)
Includes 506,520 Class A Ordinary Shares subject to exercisable warrants, but does not include an additional 175,000 Class A Ordinary Shares subject to warrants that are not exercisable. Also includes 121,596 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis.

(7)
AOL Time Warner, Inc. holds its shares through its subsidiaries America Online, Inc. and TWI-OTV Holdings, Inc. The address of record of America Online, Inc. is 22000 AOL Way, Dulles, Virginia 20166, and the address of record of TWI-OTV Holdings, Inc. is 75 Rockefeller Plaza, New York, New York 10019.

(8)	The address of record of EchoStar Communications Corporation is 5701 South Santa Fe Drive, Littleton, Colorado 80120.
(9)	Liberty Media Corporation holds its shares through its subsidiary LDIG OTV, Inc. The address of record for LDIG OTV, Inc. is 9197 South Peoria Street, Englewood, Colorado 80112.
(10)	Includes 303,996 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis.
(11)
Includes 365,460 Class A Ordinary Shares and 30,206,154 Class B Ordinary Shares, which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis, held by MIH Limited with respect to which we believe certain of our directors may have or share the power to vote, or to direct the voting of, such securities. If these shares are not included in the beneficial ownership calculations then the directors and officers as a group would be deemed to beneficially own 1,353,504 Class A Ordinary Shares (1,146,728 of which may be acquired at any time within 60 days of April 30, 2002), which represent 3.2% of that class, and Mr. Steenkamp individually would be deemed to beneficially own 585,391 Class A Ordinary Shares, which represent 1.4% of that class.

(12)	Represents 7,594,796 shares of Class B Common Stock of OpenTV, Inc., which may be exchanged into Class B Ordinary Shares of OpenTV Corp. generally on a one-for-one basis.
(13)
Represents 30,206,154 Class B Ordinary Shares held by MIH Limited with respect to which we believe certain of our directors may have or share the power to vote, or to direct the voting of, such securities. If these shares are not included in the beneficial ownership calculations then the directors and officers as a group would be deemed to beneficially own no Class B Ordinary Shares.

Voting Rights

See Item 10.B. for discussion relating to the different voting rights that attach to our Class A Ordinary Shares and our Class B Ordinary Shares.

Securities Held in Host Country

As of December 31, 2001, there were 397 holders of record of our Class A Ordinary Shares and three holders of record of our Class B Ordinary Shares. As of December 31, 2001, and as far as it has been practicable for us to ascertain, there were (i) approximately 376 record holders of our Class A Ordinary Shares resident in the United States and two record holders of our Class B Ordinary Shares resident in the United States, and (ii) approximately 21 record holders of our Class A Ordinary Shares resident outside of the United States and one record holder of our Class B Ordinary Shares resident outside of the United States.

Significant Changes in Ownership

Significant changes that have occurred during the last three years in the ownership interest of the major shareholders listed in the table above include the following:

•
In October 1999, we completed a private placement of 4,729,728 Series C-1 Convertible Preference Shares as follows: (i) 900,900 shares to America Online, Inc., (ii) 450,450 shares to General Instrument Corporation (a subsidiary of Motorola, Inc.), and (iii) 1,126,126 shares each to LDIG OTV, Inc. (a subsidiary of Liberty Media Corporation), News America Incorporated (a subsidiary of News Corporation), and TWI-OTV Holdings, Inc. (a subsidiary of Time Warner, Inc.). Those shares converted into 4,729,728 Class A Ordinary Shares at the time of our initial public offering. Prior to this private placement, neither America Online, General Instrument, Liberty Media, News Corporation or Time Warner, beneficially owned any of our securities.

•
Also in October 1999, and concurrently with the private placement discussed above, we completed a private placement of 900,900 Series C-2 Convertible Preference Shares to Sun TSI Subsidiary, Inc. (a subsidiary of Sun Microsystems, Inc). Those shares converted into 900,900 Class A Ordinary Shares at the time of our initial public offering. Sun TSI Subsidiary disposed of its entire interest in those shares during 2001.

•
Also in October 1999, and concurrently with the private placements discussed above, we issued warrants to purchase 4,729,728 Class A Ordinary Shares (which, except as noted to the contrary below, were not exercised by the holders thereof and expired in October 2001) at $5.55 per share as follows: (i) a warrant to purchase 900,900 shares to America Online, (ii) a warrant to purchase 450,450 shares to General Instrument, and (iii) a warrant to purchase 1,126,126 shares each to LDIG OTV, News America and TWI-OTV Holdings. These warrants were immediately exercisable upon issue. Our board of directors in October 2000 authorized amendment of these warrants to provide for a “cashless” exercise feature, pursuant to which a portion of the shares underlying the warrant would be withheld in lieu of and in substitution for payment of the applicable exercise price.

•
In December 1999, we issued a warrant to purchase 700,000 Class A Ordinary Shares (expiring in December 2002) at $5.55 per share to General Instrument. 175,000 Class A Ordinary Shares underlying this warrant were immediately exercisable upon issue, and as of June 2000 an additional 350,000 Class A Ordinary Shares underlying this warrant had become exercisable based on General Instrument having met certain performance milestones. 175,000 Class A Ordinary Shares underlying this warrant are not yet exercisable and will not become exercisable until General Instrument meets certain additional performance milestones. General Instrument’s right to purchase 350,000 Class A Ordinary Shares pursuant to this performance warrant expired in December 2001.

•	In January 2000 Motorola acquired General Instrument. As such, Motorola is deemed to be the beneficial owner of the Class A Ordinary Shares and the Class B Ordinary Shares owned by General Instrument.

•
In February 2000, we issued 2,252,252 Class A Ordinary Shares to EchoStar Communications Corporation in exchange for a 50% interest in OpenStar Corporation, a joint venture entity established for the purpose of developing a low-cost, hard-drive set-top box specification for the television viewing market in the United States and elsewhere throughout the world. These shares, initially held in escrow pending the completion of certain performance milestones, were released to EchoStar Communications in December 2000.

•
In December 2000, we issued 548,167 Class A Ordinary Shares to America Online in exchange for the “cashless” exercise of its warrant granted in October 1999 to purchase 900,900 Class A Ordinary Shares.

•
During the calendar year 2000, Motorola acquired beneficial ownership of 3,962,750 Class A Ordinary Shares in connection with our acquisitions of Spyglass and CableSoft (General Instrument was a shareholder and warrant holder in Spyglass and a shareholder of CableSoft), the formation of our Spyglass Integration venture with General Instrument and General Instrument’s purchase of shares from News America.

•
AOL Time Warner became the holding company for America Online, Inc. and Time Warner in a holding company formation transaction that was effective as of January 11, 2001. As such, AOL Time Warner is deemed to be the beneficial owner of the Class A Ordinary Shares owned by America Online and TWI-OTV Holdings.

•
In June 2001, we issued 175,000 Class A Ordinary Shares to General Instrument in connection with the partial exercise of its warrant granted in December 1999 to purchase 700,000 Class A Ordinary Shares.

•
In October 2001, we issued 1,126,126 Class A Ordinary Shares to LDIG OTV in connection with the exercise of its warrant granted in October 1999 and we issued 148,229 Class A Ordinary Shares to General Instrument in exchange for the “cashless” exercise of its warrant granted in October 1999 to purchase 450,450 Class A Ordinary Shares.

Control of OpenTV

As of April 30, 2002, MIH Limited indirectly owned approximately 99% of our outstanding Class B Ordinary Shares and less than 1% of our Class A Ordinary Shares, collectively representing approximately 87% of the voting rights with respect to our Ordinary Shares then outstanding. MIH, which is publicly traded on the Nasdaq National Market and on Euronext Amsterdam, is controlled by MIH Holdings Limited, which is in turn controlled by Naspers Limited. Both MIH Holdings and Naspers are publicly traded on the JSE Securities Exchange South Africa. As a result of its ownership of our Ordinary Shares, MIH (along with its parent companies) effectively control us and have sufficient voting power, without the vote of any other shareholder, to determine the outcome of any action requiring approval of our shareholders, including amendments of our Articles of Association and Memorandum of Association for any purpose, which could include increasing or reducing our authorized capital or authorizing the issuance of additional shares. In addition, our board if directors has a majority of members that are officers and/or directors of MIH.

On May 8, 2002, Liberty Media Corporation and MIH signed a stock purchase agreement, pursuant to which, subject to the fulfillment of certain closing conditions, Liberty Media agreed to acquire all of the Ordinary Shares held by MIH as of the date of the stock purchase agreement. Upon consummation of the transactions contemplated by the stock purchase agreement, Liberty Media would have an incrementally greater ownership interest in us than MIH currently enjoys.

B.   Related Party Transactions

The following describes certain transactions involving related parties and us since the beginning of the last fiscal year.

Ordinary Course Transactions with MIH Limited and its Affiliates

From time to time we engage in various ordinary course business transactions with MIH Limited and its affiliates. For the fiscal year ended December 31, 2001, we recognized approximately $5,885,000 in direct royalties, license fees and services revenue from these parties. (This amount excludes approximately $586,000 in indirect royalties recognized for the period from January 1, 2001 to March 31, 2001 in connection with the sale by two of our customers of set-top boxes to affiliates of MIH.) For the period from January 1, 2002 to March 31, 2002, we recognized approximately $430,000 in revenue for services performed for affiliates of MIH.

Ordinary Course Transactions with Sun Microsystems, Inc.

From time to time we engage in various ordinary course business transactions with Sun Microsystems. For the fiscal year ended December 31, 2001, we incurred approximately $318,000 in expenses related to technology licensed and equipment purchased from Sun Microsystems. For the period from January 1, 2002 to March 31, 2002, we incurred approximately $29,000 in expenses related to equipment purchased from Sun Microsystems.

Ordinary Course Transactions with WOW TV, Inc.

From time to time we engage in various ordinary course business transactions with WOW TV, Inc. We consider WOW TV to be a related party because we hold a greater than 10% equity interest in WOW TV. For the fiscal year ended December 31, 2001, we recognized approximately $893,000 in license fees and services revenue from WOW TV. For the period from January 1, 2002 to March 31, 2002, we recognized approximately $1,597,000 in license fees and services revenue from WOW TV.

Forgiveness of Executive Officer Loan and Related Issuance of Shares

On June 9, 2000, we entered into an employment agreement with our Chief Executive Officer, James Ackerman. As part of this agreement, we provided an interest-free loan to Mr. Ackerman in the principal amount of $2,408,042.72 in connection with the purchase of a home. Twenty-five percent of the loan amount (or $602,010.68) was forgiven by us on January 1, 2001 and another twenty-five percent of the loan amount (or $602,010.68) was forgiven by us on January 1, 2002. As part of this agreement, we also agreed to issue Class A Ordinary Shares to Mr. Ackerman having an aggregate fair market value equal to the difference between $3,000,000 and the aforementioned loan amount over a period of four years. Accordingly, we issued 14,525 Class A Ordinary Shares (having a then-current fair market value equal to $147,989.32) on January 2, 2001 and another 17,830 Class A Ordinary Shares (also having a then-current fair market value equal to $147,989.32) on January 2, 2002.

Employment Agreements with Jan Steenkamp, Martin Leamy and Scott Ray

During the calendar year 2001, we entered into employment agreements with each of Jan Steenkamp, Martin Leamy and Scott Ray. These agreements are described under Item 6.A above.

Reimbursement Arrangement with MIH Limited in Relation to Jan Steenkamp’s Employment with MIH

Jan Steenkamp, in addition to serving as Chairman of our board of directors, is employed by MIH Limited. Pursuant to an informal arrangement with MIH, we have paid to Mr. Steenkamp the salary and bonus due in connection with his employment by MIH and MIH has reimbursed us for the amounts we have paid to Mr. Steenkamp on MIH’s behalf. During the calendar year 2001, we paid $195,450 in salary and $200,000 in bonus to Mr. Steenkamp in connection with his employment by MIH and MIH has reimbursed us in full for these payments we have made on its behalf.

Indemnification Agreements with Directors and Executive Officers

Since January 1, 2001, we have entered into indemnification agreements with each of James Ackerman, Jacobus Bekker, Vincent Dureau, Martin Leamy, Stephan Pacak, Scott Ray, Allan Rosenzweig, David Steel, Jacobus Stofberg and Stephen Ward. Each such indemnification agreement was in the standard form previously approved by our board of directors.

Management Retention Agreements

In April 2002, our board of directors authorized retention agreements for certain of our executive officers and senior management personnel. Such management retention agreements contemplate our making a cash retention payment to each recipient, which would be paid in installments and subject to adjustment under certain circumstances, in the event of certain change of control transactions involving us.

Pursuant to this grant of authority, we have entered into management retention agreements with James Ackerman, Martin Leamy, Scott Ray, James Brown and certain other senior management personnel. These management retention agreements provide for a maximum aggregate retention pool of $3,600,000, and maximum retention payouts to each of James Ackerman, Martin Leamy, Scott Ray and James Brown from such retention pool of $1,100,000, $400,000, $800,000 and $375,000, respectively. Consummation of the stock purchase agreement entered into between Liberty Media Corporation and MIH Limited on May 8, 2002 would trigger our obligation to make retention payments under such management retention agreements.

In May 2002, we entered into a letter agreement with MIH pursuant to which MIH agreed to reimburse us under certain circumstances, which circumstances include consummation of the Liberty Media stock purchase transaction, for payments made under the foregoing management retention agreements.

C.   Interests of Experts and Counsel

Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 18.

B.   Legal Proceedings

In July 2001, a putative securities class action, Brody v. OpenTV Corp., et al., Civil Action No. 01-CV-7032, was filed in United States District Court for the Southern District of New York against certain investment bank underwriters for the Company’s initial public offering (“IPO”), OpenTV Corp., and various of OpenTV Corp.’s officers and directors. The complaint alleges undisclosed and improper practices by the underwriters concerning the allocation of our IPO shares, in violation of the federal securities laws, and seeks unspecified damages on behalf of persons who purchased our Class A Ordinary Shares during the period from November 22, 1999 through December 6, 2000. Other actions have been filed making similar allegations regarding the IPOs of more than 300 other companies. All of these lawsuits have been coordinated for pretrial purposes as In re Initial Public Offering Securities Litigation, Civil Action No. 21-MC-92. We believe that we have meritorious defenses to the claims brought against us and will defend ourselves vigorously.

On February 7, 2002, OpenTV, Inc., filed a lawsuit against Liberate Technologies, Inc. alleging patent infringement in connection with two patents held by OpenTV, Inc. relating to interactive technology. The lawsuit, styled OpenTV, Inc., v. Liberate Technologies, Case No. C-02-0655, is pending in the United States District Court for the Northern District of California. On March 21, 2002, Liberate Technologies filed a counterclaim against us for alleged infringement of four patents allegedly owned by Liberate Technologies. Liberate Technologies has since dismissed its claims of infringement on two of those patents. Because this type of litigation involves complex technical and legal issues, we cannot predict the likelihood of a favorable outcome. However, we believe our lawsuit is meritorious and intend to vigorously pursue prosecution of our claims against Liberate Technologies. In addition, we believe that we have meritorious defenses to the counterclaims brought against us and will defend ourselves vigorously.

C.   Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

A.   Offer and Listing Details

Our Class A Ordinary Shares began trading on the Nasdaq National Market and Euronext Amsterdam under the symbol “OPTV” on November 23, 1999. The following table lists the high and low closing prices on both the Nasdaq National Market and Euronext Amsterdam for the periods indicated.

	Nasdaq National Market		Euronext Amsterdam
	High	Low	High	Low
Fiscal 1999:	$89.81	$55.38	$92.00	$55.00
Annual (from November 23, 1999)	89.81	55.38	92.00	55.00
Fiscal 2000:
First Quarter	226.00	73.81	226.50	73.50
Second Quarter	86.31	36.50	108.50	39.25
Third Quarter	69.44	30.38	67.00	33.80
Fourth Quarter	33.19	9.25	35.45	10.50
Annual	226.00	9.25	226.50	10.50
Fiscal 2001:
First Quarter	23.81	8.44	23.40	8.40
Second Quarter	15.98	6.69	15.95	7.55
Third Quarter	14.04	4.09	14.25	4.25
Fourth Quarter	11.10	4.64	11.18	4.67
Annual	23.81	4.09	23.40	4.25
Fiscal 2002:
First Quarter	8.67	5.37	8.83	5.53
Months ended:
December 31, 2001	10.30	7.92	10.50	8.17
January 31, 2002	8.67	5.70	8.83	5.70
February 30, 2002	7.15	5.37	7.20	5.55
March 31, 2002	6.86	5.52	6.56	5.53
April 30, 2002	5.55	4.12	5.40	4.05
May 31, 2002	5.20	3.95	5.40	3.75

On June 25, 2002 the last reported sale price for our Class A Ordinary Shares was $3.18 on the Nasdaq National Market and $3.34 on Euronext Amsterdam.

B.   Plan of Distribution

Not Applicable.

C.   Markets

See Item 9.A.

D.   Selling Shareholders

Not Applicable.

E.   Dilution

Not Applicable.

F.   Expenses of the Issue

Not Applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.   Share Capital

Not Applicable.

B.   Articles of Association and Memorandum of Association

Object

The object of OpenTV Corp. as described in Clause 4 of our Memorandum of Association is to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

Directors

British Virgin Islands law provides that no agreement or transaction between OpenTV Corp. and one or more of its directors or any entity in which any director has a financial interest or to whom any director is related including as a director of that other entity is void or voidable for this reason only or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction or that the vote or consent of the director is counted for the purpose. Such an agreement or transaction is valid if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and the agreement or transaction is approved or ratified by a resolution of directors that has been approved without counting the vote or consent of any interested director or by the unanimous vote or consent of all disinterested directors. Alternatively, the interest in the transaction may be disclosed to or ratified by the shareholders. In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted.

Subject to the provisions detailed in the preceding paragraph in respect of declarations of interest by directors, our Articles of Association provide that the directors may, subject to the prior or subsequent approval by a resolution of shareholders, fix the emoluments of directors with respect to services to be rendered in any capacity to us. In addition, our Articles of Association specifically state that directors shall be paid all traveling and other expenses properly and necessarily incurred by them in and about the business of OpenTV Corp., and in attending meetings of the directors or committees thereof, and if any director shall be required to perform extra services or otherwise shall be specially occupied about our business, he or she shall be entitled to receive a remuneration fixed by a disinterested quorum of the directors which may be either in addition to or in substitution for the remuneration provided for above.

British Virgin Islands law and our Articles of Association provide that the management of the business and the control of OpenTV Corp. shall be vested in the directors, who in addition to the powers and authorities expressly conferred by the Articles of Association, may also exercise all such powers, and do all such acts and things, as may be done by OpenTV Corp. and are not by the Articles of Association or the International Business Companies Act of the British Virgin Islands expressly directed or required to be exercised or done by a meeting of shareholders. Our Articles of Association expressly provide that the directors may by resolution exercise all the powers of OpenTV Corp. to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of OpenTV Corp. or of any third party.

Our Memorandum of Association provides that amendments to our Memorandum of Association and Articles of Association may be made by resolution of shareholders or directors. Pursuant to the provisions of Clause 13.2.1 of our Memorandum of Association, however, alterations, amendments, repeals or adoption of provisions which are inconsistent with various provisions of the Memorandum of Association and Articles of Association detailed therein, requires the affirmative vote of the holders of 66% or more of the combined votes of all the then outstanding Ordinary Shares voting together as a single class, or the affirmative vote of 66 2/3% of the total number of directors (each, a “Supermajority Vote”). Amendments to the provisions containing OpenTV Corp.’s powers, by way of resolution of directors, to borrow money do not require such a Supermajority Vote.

British Virgin Islands law and our Memorandum of Association and Articles of Association do not contain an age limit requirement for our directors. Our Articles of Association provide that the directors shall be elected by the shareholders and that the term of each director shall expire at the next annual meeting of shareholders following the director’s election.

Rights of Shareholders

Our Articles of Association and Memorandum of Association authorize the issuance of up to: (1) 500,000,000 Class A Ordinary Shares, (2) 200,000,000 Class B Ordinary Shares and (3) 500,000,000 preference shares. We do not have any preference shares currently outstanding.

Dividend Rights.    Subject to the preferential and other dividend rights of any outstanding series of preference shares, the holders of our Class A Ordinary Shares and our Class B Ordinary Shares will be entitled to equal dividends per share when, as and if declared by our board of directors, except that all dividends payable in Ordinary Shares will be paid in the form of our Class A Ordinary Shares to holders of our Class A Ordinary Shares and in the form of our Class B Ordinary Shares to holders of our Class B Ordinary Shares. Neither our Class A Ordinary Shares nor our Class B Ordinary Shares may be split, divided or combined unless the other Class is proportionally split, divided or combined. According to our Articles of Association, all dividends that remain unclaimed for a period of three years after their declaration may be forfeited by our board of directors for the benefit of OpenTV Corp.

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

Conversion of Class B Ordinary Shares.    Each Class B Ordinary Share is convertible, at the option of the holder thereof, into Class A Ordinary Shares on a share-for-share basis and will automatically convert on a share-for-share basis upon the occurrence of any of the following:

•
upon transfer of Class B Ordinary Shares to a person or entity which is not one of the original beneficial owners of Class B Ordinary Shares or Class A Ordinary Shares who used to be the holder of preference shares or an affiliate of such holder;

•	on the date on which the number of Class B Ordinary Shares then outstanding is less than 10% of our then outstanding Ordinary Shares (without regard to voting rights);

•
at any time when the board of directors and the holders of a majority of our outstanding Class B Ordinary Shares approve the conversion of all of the Class B Ordinary Shares into Class A Ordinary Shares; or

•
if the board of directors, in its sole discretion, elects to effect a conversion after a determination that there has been a material adverse change in the liquidity, marketability or market value of our Class A Ordinary Shares, considered in the aggregate, due to (i) the exclusion of Class A Ordinary Shares from trading on a national securities exchange or the exclusion of Class A Ordinary Shares from quotation on the Nasdaq or any other similar market quotation system then in use; or (ii) requirements under any applicable law, in any such case as a result of the existence of our Class B Ordinary Shares.

In the event of a transaction where Class A Ordinary Shares are converted into or exchanged for one or more other securities, cash or other property (a “Class A Conversion Event”), a holder of Class B Ordinary Shares thereafter will be entitled to receive, upon the conversion of such Class B Ordinary Shares, the amount of such securities, cash and other property that such holder would have received if the conversion of such Class B Ordinary Shares had occurred immediately prior to the record date or effective date, as the case may be, of the Class A Conversion Event.

Liquidation Rights.    In the event we are liquidated or wound up, the holders of our Class A Ordinary Shares and Class B Ordinary Shares will be treated equally on a per share basis and will be entitled to receive all of our remaining assets following distribution of the preferential and/or other amounts to be distributed to the holders of our preference shares.

Other Provisions.    We have no provisions in our Memorandum of Association and Articles of Association for redemption, sinking fund provisions, or providing that any shareholder has a right to share in our profits. Both of our Class A Ordinary Shares and our Class B Ordinary Shares are not subject to further capital calls by us. We have no provisions in our Memorandum of Association or Articles of Association which discriminate against any existing or prospective holder of either class of our Ordinary Shares as a result of the existing or prospective holder’s owning a substantial number of either class of our Ordinary Shares.

Changes to Rights of Shareholders

The rights of our shareholders are governed by our Articles of Association and Memorandum of Association, which must be amended in order to change the rights of our shareholders. The affirmative vote of at least 66 2/3% of the voting power of all outstanding shares or 66 2/3% of the members of our board of directors entitled to vote must approve amending or repealing certain provisions of our Articles of Association and Memorandum of Association, including those described in this section under “Certain Anti-takeover Matters.”

Annual and Special Meetings of Shareholders

British Virgin Islands law does not require an international business company such as us to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting.

Under British Virgin Islands law, unless otherwise provided by a company’s Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time. Directors are required to call meetings upon a written request from the shareholders holding more than 50% of outstanding voting shares. Our Articles of Association provide that special meetings of shareholders may be called only by a resolution of directors or by the chief executive officer.

Our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether special or annual, as the record date for determining those shares that are entitled to vote at the meeting.

Our Articles of Association provide that written notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than ten days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting. However, in general, a meeting of shareholders may be called on shorter notice if at least 90% of the total number of shares consent or shareholders holding such number of shares waive the right to notice.

Limitations on Share Ownership

British Virgin Islands law and our Memorandum of Association and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercise voting rights in respect of our Class B Ordinary Shares.

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

Certain Anti-takeover Matters

Our Articles of Association and Memorandum of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions are discussed in greater detail below and include a dual class voting stock, the inability of shareholders to act by written consent or call a special meeting of the shareholders unilaterally, although shareholders holding the requisite number of votes can cause a meeting to be called by the directors, as described further in the provisions of Section 59(2) of the International Business Companies Act and the statement in this section under “Annual, General and Extraordinary Meetings of Shareholders” above, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders, the requirements for a Supermajority Vote to amend certain provisions of our Articles of Association and Memorandum of Association, removal of a director only for cause and the availability of authorized but unissued preference shares.

Dual Class Voting Stock.    Our Class B Ordinary Shares are entitled to ten votes per share and our Class A Ordinary Shares are entitled to one vote per share. As of December 31, 2001, our Class B Ordinary Shares represented approximately 88% of the voting power of all our Ordinary Shares then outstanding even though they represented only approximately 43% of the economic interest in respect of all our Ordinary Shares then outstanding. Since MIH Limited indirectly owns substantially all of our outstanding Class B Ordinary Shares, it will have effective control over any proposals to acquire us, rendering futile any attempts to pursue unsolicited tender offers or takeover attempts without negotiation with MIH or any subsequent holder of substantially all of our outstanding Class B Ordinary Shares.

No Shareholder Action by Written Consent; Special Meetings Callable Only by our Board of Directors or our Chief Executive Officer.    Our Articles of Association and Memorandum of Association prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Articles of Association and Memorandum of Association. Our Articles of Association and Memorandum of Association provide that special meetings of shareholders may only be called by the direction of our board of directors pursuant to a resolution adopted by our board of directors or by our chief executive officer. These provisions could have the effect of delaying consideration of a shareholder proposal. The provisions would also prevent the holders of a majority of the voting power of our Ordinary Shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.

Advance Notice Requirement.    Our Articles of Association and Memorandum of Association set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive office not less than 30 days nor more than 60 days prior to the meeting. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

Amendment of Articles of Association and Memorandum of Association.    Our Articles of Association and Memorandum of Association require the affirmative vote of at least 66% or more of the combined votes of all the outstanding shares of capital stock or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal certain provisions of our Articles of Association and Memorandum of Association, including those described in this section entitled “Certain Anti-takeover Matters”, or to approve any merger by us that would have the effect of making changes in our Articles of Association and Memorandum of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult any proposal to dilute the anti-takeover provisions of our Articles of Association and Memorandum of Association.

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

Preference Shares.    Our Articles of Association and Memorandum of Association provide for authorized preference shares, none of which are outstanding. The existence of authorized but unissued preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligation our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause preference shares to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Articles of Association and Memorandum of Association grant our board of directors broad power to establish the rights and preferences of authorized and unissued preference shares. The issuance of preference shares pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular series of preference shares is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by certain shareholders.

Differences from United States Law

The laws of the British Virgin Islands governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to the holding of an annual meeting for our shareholders and the amendment of our Memorandum of Association. We are not required by the law of the British Virgin Islands to hold an annual meeting for our shareholders but we would be required to hold an annual meeting if were incorporated under Delaware law. As our Articles of Association require us to hold an annual meeting, this difference does not currently create a difference between the rights of our shareholders and those of shareholders in a Delaware corporation. If we were to eliminate our annual meeting, then the ability of our shareholders to submit and vote on proposals would be significantly less than that of shareholders in United States companies incorporated in Delaware. In addition our board of directors may amend our Memorandum of Association under certain circumstances without shareholder approval, whereas Delaware law requires shareholders to approve any amendments to a corporation’s Certificate of Incorporation.

C.   Material Contracts

Material Contracts Described under Item 4.A in this Annual Report

•	Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp., the Vendors named therein, and Paul Bustin.

•	Non-Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp. and certain shareholders and optionholders of Static named therein.

Material Contracts Described under Item 6.A in this Annual Report

•	Employment Agreement dated as of June 16, 2000 by and between James Ackerman and OpenTV, Inc.

•	Employment Agreement dated as of March 14, 2001 by and between Scott Ray and OpenTV, Inc.

•	Employment Agreement dated as of April 10, 2001 between OpenTV Corp. and Jan Steenkamp.

•	Employment Agreement dated as of April 17, 2001 by and between Martin Leamy and OpenTV, Inc.

Other Material Contracts

Investors’ Rights Agreement among OpenTV Corp., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated, TWI-OTV Holdings, Inc., OTV Holdings Limited, Sun TSI Subsidiary, Inc. and MIH (BVI) Ltd., dated October 23, 1999.

In the following description, we refer to OTV Holdings Limited (a subsidiary of MIH Limited) and Sun TSI Subsidiary (a subsidiary of Sun Microsystems, Inc.) as the existing investors, and to America Online, General Instrument, LDIG OTV (a subsidiary of Liberty Media Corporation) and TWI-OTV Holdings (a subsidiary of Time Warner, Inc.) as the new investors. Although News America Incorporated is a party to the Investors’ Rights Agreement, it is not referred to as a new investor below because it sold its entire interest in us to General Instrument and MIH in separate transactions that were completed in September 2000 and October 2000, respectively.

The Investors’ Rights Agreement includes provisions relating to the following:

Board of Directors.    The existing investors and the new investors have agreed to vote their shares so that our board of directors has the following composition:

•
so long as the new investors own Ordinary Shares equal to at least 60% of the number of shares issued to the new investors in our October 1999 private placement (which we refer to as the issued amount), two directors designated by the new investors

•	so long as the new investors own Ordinary Shares equal to at least 30% of the issued amount, one director designated by the new investors

•
so long as Sun TSI Subsidiary owns shares equal to at least 30% of the aggregate amount of Class B Ordinary Shares issuable in respect of their shares of Class B Common Stock of OpenTV, Inc., one director designated by Sun TSI Subsidiary

•	a majority of the directors designated by OTV Holdings

This voting agreement will terminate no later than October 1, 2009. Consistent with the foregoing, OTV Holdings designees (Messrs. Bekker, Rosenzweig, Pacak, Stofberg and Ward) presently hold five seats on our board of directors. Of the three present vacancies on our board of directors, Sun TSI Subsidiary has the right to designate one person to fill one of the vacancies and the new investors collectively have the right to designate two persons to fill two of the vacancies.

Veto Rights.    Without the consent of the new investors, we may not enter into certain affiliate transactions that are not on arms’ length terms and that provide for aggregate compensation or consideration of more than $500,000 in any fiscal year. This veto right will survive until the earlier of a change of control or the new investors ceasing to own 50% of the issued amount.

So long as the new investors have the right to designate two directors and at least one of their directors is on our board, we may not adopt new or make material modifications to existing stock option and other equity compensation plans without the approval of our board of directors, including the approval of a director designated by the new investors.

The Investor’s Rights Agreement contains certain additional veto rights that expired on the second anniversary of our initial public offering.

Transfers and Exchanges of Shares.    Prior to transferring any equity securities of OpenTV Corp. to a non-affiliate, MIH must first offer such shares to the new investors. The new investors’ right of first refusal is subject to Sun’s right of first refusal in respect of such equity securities pursuant to the Shareholders’ Agreement. Prior to transferring any Class B Ordinary Shares to a non-affiliate or converting any Class B Ordinary Shares into Class A Ordinary Shares, the existing investors and any new investor that acquires Class B Ordinary Shares must first offer to exchange such shares for Class A Ordinary Shares held by the new investors.

MIH must make provision for the new investors to participate in any transfer of shares by it that will result in a change of control of OpenTV Corp.

Prior to transferring any shares to a non-affiliate, the new investors must offer such shares first to the other new investors and then to MIH.

Each of these restrictions is subject to specified exceptions.

Registration Rights.    Each of the existing investors and the new investors has certain rights to require us to register its shares.

Amended and Restated Stockholders’ Agreement among OpenTV Corp., OpenTV, Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

This agreement contains the following provisions:

Fundamental Business Decisions

•
If the board of directors of OpenTV Corp. approves any of the following fundamental business decisions, it must submit the matter to Sun TSI Subsidiary (treating Sun TSI Subsidiary as though it had exchanged its common stock of OpenTV, Inc. for Ordinary Shares of OpenTV Corp.) and OTV Holdings for their approval:

(1) any	business combination involving a change of control of OpenTV Corp. (unless approved by a Sun TSI Subsidiary designee to our board of directors);

(2)  any change to our Memorandum of Association or Articles of Association that (a) adversely affects Sun TSI Subsidiary’s rights under the Exchange Agreement described herein, (b) affects Sun TSI Subsidiary more adversely than OTV Holdings or (c) would impact the intellectual property rights licensed by Sun Microsystems to OpenTV, Inc.; or

(3)  any assignment or sublicensing of licensed Sun Microsystems intellectual property made outside of the ordinary course of business or in connection with the liquidation of OpenTV Corp.

•	If the board of directors of OpenTV, Inc. approves any of the following fundamental business decisions, it must submit the matter to Sun TSI Subsidiary and to OpenTV Corp. for approval:

(1)  any business combination involving a change of control of OpenTV, Inc. (unless approved by a Sun TSI Subsidiary designee to the OpenTV, Inc. board of directors);

(2)  any change to the charter of OpenTV, Inc. that (a) adversely affects Sun TSI Subsidiary’s rights under the Exchange Agreement described herein, (b) affects Sun TSI Subsidiary more adversely than OpenTV, Inc. or (c) would impact the intellectual property rights licensed by Sun Microsystems to OpenTV, Inc.; or

(3)  any assignment or sublicensing of licensed Sun Microsystems intellectual property made outside of the ordinary course of business or in connection with the liquidation of OpenTV, Inc.

•
Fundamental business decisions relating to OpenTV Corp. require the affirmative vote of at least 95% of all votes in respect of our Ordinary Shares exercisable by OTV Holdings and Sun TSI Subsidiary (treating Sun TSI Subsidiary as though it had exchanged all its common stock of OpenTV, Inc. for Ordinary Shares of OpenTV Corp.). Fundamental business decisions relating to OpenTV, Inc. require the affirmative vote of at least 95% of all votes in respect of OpenTV, Inc. common stock exercisable by Sun TSI Subsidiary and us. If the 95% test is not satisfied, a representative of ours and of Sun TSI Subsidiary must attempt to resolve the deadlock and, if they are unsuccessful, a representative of Sun and MIH Limited must attempt to resolve the deadlock. If the deadlock is not resolved within 31 days, then we may purchase, and if we elect not to or cannot purchase, then OTV Holdings may purchase, all of the shares of OpenTV, Inc. and OpenTV Corp. held by Sun Microsystems or Sun TSI Subsidiary at their fair market value.

Restrictions on Transfer of Shares by Sun TSI Subsidiary.    Sun TSI Subsidiary may not transfer any shares of OpenTV, Inc. other than: (1) in exchange for shares of OpenTV Corp. pursuant to the terms of the Exchange Agreement described herein, or (2) to an affiliate of Sun TSI Subsidiary so long as Sun TSI Subsidiary remains bound and the transferee agrees to be bound by the terms of the Amended and Restated Stockholders’ Agreement.

Term.    The Amended and Restated Stockholders’ Agreement terminates when Sun TSI Subsidiary exchanges all its shares of common stock of OpenTV, Inc. for Ordinary Shares of OpenTV Corp. or upon earlier agreement of all parties.

Shareholders’ Agreement among OTV Holdings Limited, OpenTV Corp., and Sun TSI Subsidiary, Inc. dated October 23, 1999.

This agreement provides that, prior to transferring equity securities of OpenTV Corp., Sun TSI Subsidiary and OTV Holdings will first offer such securities to each other.

Exchange Agreement between OpenTV Corp., OpenTV, Inc. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

In connection with the formation of OpenTV Corp., we entered into an Exchange Agreement with Sun TSI Subsidiary on October 23, 1999 that permits Sun TSI Subsidiary to exchange all or a portion of its shares of Class B Common Stock of OpenTV, Inc. for our Class B Ordinary Shares. The rate of exchange, which is subject to customary antidilution adjustments, is one Class B Ordinary Share for one share of Class B Common Stock of OpenTV, Inc.

We have agreed to reserve the number of our authorized but unissued Class B Ordinary Shares as will be sufficient to permit the exchange in full by Sun TSI Subsidiary of its shares of Class B Common Stock of OpenTV, Inc. for our Class B Ordinary Shares.

In order to maintain Sun TSI Subsidiary’s relative interest in OpenTV Corp., OpenTV, Inc., OpenTV Corp. and Sun TSI Subsidiary have agreed that each time we issue additional Class A Ordinary Shares or Class B Ordinary Shares (other than on conversion of Class B Ordinary Shares), OpenTV, Inc. will sell and we will purchase, at a purchase price of $0.001 per share, an equal number of shares of Class A Common Stock or Class B Common Stock of OpenTV, Inc., respectively.

Lease Agreement between Y.A. Tittle, R.G. Handley, et al, and OpenTV, Inc., dated January 15, 2000.

Under this agreement, we lease approximately 17,000 square feet in an office building located at 365 East Middlefield Road in Mountain View, California. The term of the lease is for three years and eight months through August 31, 2003. Our monthly rent is $43,350.00 until January 1, 2003. Our rent for the remainder of the lease is $44,200.00 per month.

Agreement and Plan of Merger dated as of November 13, 2000 among OpenTV Corp., CableSoft Acquisition Company, CableSoft Corporation and the Selling Stockholders named therein.

On November 13, 2000, we signed a definitive merger agreement with CableSoft to acquire all of CableSoft’s outstanding common stock in a stock-for-stock transaction. CableSoft is a leading provider of “on-demand information” software solutions for broadband network operators, and General Instrument Corporation was one of CableSoft’s primary shareholders. Under the terms of this merger, which was completed on November 13, 2000, CableSoft shareholders became entitled to receive an aggregate of 1,342,134 Class A Ordinary Shares in exchange for all of their shares of CableSoft common stock. All of the outstanding convertible debt of CableSoft was converted into the right to receive an aggregate 87,430 Class A Ordinary Shares. In addition, we reserved 148,031 Class A Ordinary Shares for issuance upon the exercise of the stock options of CableSoft that were assumed by us in the merger.

Registration Rights Agreement by and among OpenTV Corp., General Instrument Corporation and CableSoft Communications, Inc. dated November 13, 2000.

Under this agreement, General Instrument has certain rights to cause us to register the Class A Ordinary Shares acquired by General Instrument in connection with the establishment of the Spyglass Integration venture, our acquisition of CableSoft Corporation, and General Instrument’s purchase of shares from News America Incorporated in a private sale transaction completed in October 2000, and CableSoft Communications has certain rights to cause us to register the Class A Ordinary Shares acquired by CableSoft Communications in connection with our acquisition of CableSoft Corporation.

Second Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated December 20, 2000.

In March 1998, we entered into a licensing and distribution agreement with Sun Microsystems under which Sun Microsystems granted us a non-exclusive, non-transferable license to develop and distribute products based upon Sun’s Java technology. In June 1999, we amended the agreement and committed to develop future versions of our middleware incorporating Sun’s Java technology and compatible with the appropriate JavaTV application programming interfaces. In December 2000, we further amended the agreement and extended our rights and payment obligations to Sun Microsystems for license, support and royalty fees through December 31, 2006. As amended, the agreement requires us to make a payment of $4 million to Sun Microsystems, less any amounts previously paid for support and royalty fees, during February 2007.

Lease Agreement between Renault & Handley Employees Investment Co. and OpenTV, Inc., dated January 15, 2001.

Under this agreement, we lease approximately 25,000 square feet in an office building located at 415 East Middlefield Road in Mountain View, California. The term of the lease is for three years and eight months through October 31, 2004. Our monthly rent is $180,280.00 until February 1, 2004. Our rent for the remainder of the lease is $196,851.20 per month.

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

Marketing Agreement dated as of January 22, 2001 by and between British Sky Broadcasting Limited and OpenTV, Inc.

Pursuant to this agreement, we and BSkyB set forth the terms of our business relationship relating to BSkyB’s advertising, marketing and promoting of BSkyB hard-drive enabled set-top boxes utilizing the OpenTV operating system and hard drive extensions in the United Kingdom and the Republic of Ireland. As part of this agreement, we pre-paid a total of $8.375 million to BSkyB in March 2001 relating to their advertising, marketing and promoting of such set-top boxes. This amount was expensed in March 2001.

D.     Exchange Controls

There are currently no limitations under the laws of the British Virgin Islands, the Netherlands, or the United States, or in our Articles of Association, relating to the rights of shareholders to hold or vote our Ordinary Shares, or relating to our ability to pay dividends or interest, or to make other payments, to nonresident shareholders. There are currently no restrictions in the British Virgin Islands regarding our export and import of capital, including the availability of cash and cash equivalents for use by our affiliated companies.

E.   Taxation

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

This section summarizes the material United States federal income tax consequences to holders of our Class A Ordinary Shares as of the date of this annual report. The summary applies to you only if you hold our Class A Ordinary Shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of United States federal estate or gift tax. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings

•	a bank

•	a life insurance company

•	a tax-exempt organization

•	a person that holds our Class A Ordinary Shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes

•	a person whose functional currency for tax purposes is not the United States dollar

•	a person liable for alternative minimum tax

•	a person that owns, or is treated as owning, 10% or more of any class of our Ordinary Shares

The discussion is based on current law. Changes in the law may alter your tax treatment of holding our Class A Ordinary Shares, possibly on a retroactive basis.

The discussion does not cover tax consequences that depend upon your particular tax circumstances. We recommend that you consult your tax advisor about the consequences of your holding our Ordinary Shares in your particular situation.

For purposes of the discussion below, you are a “United States holder” if you are a beneficial owner of our Class A Ordinary Shares who or which is:

•	an individual United States citizen or resident alien (as specifically defined for tax purposes)

•	a corporation, or entity taxable as a corporation, that was created under United States law (federal or state)

•	an estate whose income is subject to United States federal income tax regardless of its source

•
a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it has a valid election in effect under applicable treasury regulations to be treated as a United States person

If you are not a United States holder, you are a “Non-United States holder,” and the discussion below titled “Tax Consequences to Non-United States Holders” will apply to you.

If a partnership holds our Class A Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Class A Ordinary Shares, you should consult your tax advisor.

Tax Consequences to United States Holders

Distributions

We have never declared or paid any cash dividends on our capital stock. We expect to retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our Class A Ordinary Shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for United States federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our Class A Ordinary Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our Class A Ordinary Shares. See “Sale or Other Disposition of Our Class A Ordinary Shares,” below. Because we are not a United States corporation, no dividends received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our Class A Ordinary Shares will generally be treated as foreign source “passive income” or, in the case of certain types of financial institutions, “financial services income,” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Sale or Other Disposition of Our Class A Ordinary Shares

Generally speaking, in connection with the sale or other taxable disposition of our Class A Ordinary Shares:

•	you will recognize gain or loss equal to the difference (if any) between the amount realized on such sale or other taxable disposition and your adjusted tax basis in such Class A Ordinary Shares

•
any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our Class A Ordinary Shares is more than one year at the time of such sale or other disposition

•	any gain or loss will generally be treated as having United States source for United States foreign tax credit purposes

•	your ability to deduct capital losses is subject to limitations

Passive Foreign Investment Company

United States holders generally would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we are or were to be classified as a passive foreign investment company, commonly referred to as a PFIC, for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we have been a passive foreign investment company. It is possible that we may become a PFIC in a future tax year. We urge you to consult your own United States tax advisor regarding the adverse United States federal income tax consequences of owning the shares of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

Tax Consequences to Non-United States Holders

    Distributions

If you are a Non-United States holder, you generally will not be subject to United States federal income tax, including withholding tax, on distributions made on our Class A Ordinary Shares unless:

•	you conduct a trade or business in the United States and

•
the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net income basis in respect of income from our Class A Ordinary Shares, such distributions are attributable to a permanent establishment that you maintain in the United States)

If the distributions are effectively connected with a trade or business in the United States, you generally will be subject to tax in respect of such dividends in the same manner as a United States holder, as described above. In addition, any effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Sale or Other Disposition of Our Class A Ordinary Shares

If you are a Non-United States holder, you will not be subject to United States federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our Class A Ordinary Shares unless:

•
your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net income basis in respect of gain from the sale or other disposition of our Class A Ordinary Shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

•	you are an individual Non-United States holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist

You will be subject to tax with respect to any gain effectively connected with your conduct of a trade or business in the United States in the same manner as a United States holder, as described above. Effectively connected gains realized by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments (or other taxable distributions) in respect of our Class A Ordinary Shares that are made in the United States or by a United States-related financial intermediary will be subject to United States information reporting rules. Unless we are notified by the Internal Revenue Service, you will not be subject to “backup” withholding of United States federal income tax at a rate of 30% provided that:

•	you are a corporation or other exempt recipient, or

•	you provide a taxpayer identification number (which, in the case of an individual, is his or her social security number) and certify that no loss of exemption from backup withholding has occurred

If you are not a United States person, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-United States status in order to establish that you are exempt.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our Class A Ordinary Shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, our Class A Ordinary Shares are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

NETHERLANDS TAX CONSEQUENCES

The overview of certain Netherlands taxes set forth below is only intended for individuals and corporate entities resident in the Netherlands that invest in our Class A Ordinary Shares. This overview describes the tax consequences that will generally apply to such investors under the Netherlands laws in force and in effect as of the date hereof, and is subject to changes in Netherlands law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed. We therefore recommend that each investor consults his own tax counsel with respect to the tax consequences of an investment in our Class A Ordinary Shares.

Netherlands income tax and corporate income tax

    Dutch resident individuals

As a general rule, individuals who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (“Dutch resident individual”) will be taxed annually on deemed income of four percent of their net investment assets at an income tax rate of 30%, regardless of whether any dividends are received or any capital gains are realized. The effective income tax rate will total one and two-tenths of the value of the net investment assets. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and the end of the relevant year. The value of our Class A Ordinary Shares forms part of the investment assets. A basic tax-free allowance for the first EUR 18,146 (EUR 36,292 for partner (statutory defined term)) of the net investment assets may be available.

However, if our Class A Ordinary Shares are attributable to an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, or a Dutch resident individual who does carry out activities that exceed regular portfolio asset management, any benefit derived or deemed to be derived from our Class A Ordinary Shares, including any capital gains realized on the disposal thereof, is generally subject to income tax at progressive rates with a maximum of 52%.

Additionally, if our Class A Ordinary Shares are attributable to a deemed or actual substantial interest of a Dutch resident individual, any benefit derived or deemed to be derived from our Class A Ordinary Shares, including any capital gains realized on the disposal thereof, is subject to income tax at a rate of 25%. Generally, a Dutch resident individual has a substantial interest in us if the Dutch resident individual owns, directly or indirectly, whether or not together with his partner, shares, or certain rights over shares representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) in us, or rights to acquire shares, whether or not already issued, that represent at any time five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) in us, or owns profit participating certificates, or certain rights over profit participating certificates that relate to five percent or more of the annual profit or to five percent or more of the liquidation proceeds. Additionally, shares held by a person form part of a substantial interest in us if his partner or any of the relatives by blood or by marriage in the direct line of himself, or of his partner, has a substantial interest in us. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Dutch resident entities

Any benefit derived or deemed to be derived from our Class A Ordinary Shares held by entities resident in the Netherlands for Dutch tax purposes (“Dutch resident entities”), including any capital gains realized on the disposal thereof, is generally subject to corporate income tax at a rate of 34.5% (although the first EUR 22,689 in taxable profit are subject to a 29% tax rate). No corporate income tax will be due with respect to dividend distributions made by us and with respect to capital gains realized on the disposal of our Class A Ordinary Shares, provided that the Dutch participation exemption applies with respect to the holding of our Class A Ordinary Shares.

A Netherlands qualifying pension fund is not subject to corporate income tax. Additionally, a qualifying Netherlands resident investment institution is subject to corporate income tax at a special rate of zero percent.

    Netherlands gift, estate and inheritance taxes

Gift, estate and inheritance taxes will rise in the Netherlands with respect to an acquisition of our Class A Ordinary Shares by way of a gift by, or on the death of, a holder of our Class A Ordinary Shares who is resident or deemed to be resident of the Netherlands at the time of the gift or his death.

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

    Other taxes and duties

No Netherlands capital tax, registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of our Class A Ordinary Shares.

You should consult legal and tax advisors in the countries of your citizenship, residence and domicile to determine the possible tax consequences of purchasing, holding and redeeming our Class A Ordinary Shares (or rights in respect thereof) under the laws of your respective jurisdiction.

F.     Dividends and Paying Agents

Not Applicable.

G.     Statement by Experts

Not Applicable.

H.     Documents on Display

For further information with respect to us and our Class A Ordinary Shares, we refer you to the filings we have made with the Securities and Exchange Commission. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the Securities and Exchange Commission, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information from time to time with the Securities and Exchange Commission. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Woolworth Building 233 Broadway 16th Floor Chicago, Illinois 60661	500 West Madison Street Suite 1400 New York, New York 10279

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains registration statements, reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

I.   Subsidiary Information

Not Applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks. This exposure relates to our holdings of fixed income investment securities, investments in privately-held companies and assets and liabilities denominated in foreign currencies.

Fixed Income Investment Risk

We own a fixed income investment portfolio with various holdings, types and maturities. These investments are generally classified as available-for-sale. Available-for-sale securities are recorded on the balance sheet at fair value with unrealized gains or losses, net of tax, included as a separate component of the balance sheet line item titled “accumulated other comprehensive income (loss).”

Most of these investments consist of a diversified portfolio of highly liquid United States dollar denominated debt securities classified by maturity as cash equivalents, short-term investments or long-term investments. These debt securities are not leveraged and are held for purposes other than trading. Our investment policy limits the maximum maturity of securities in this portfolio to three years and weighted-average maturity to 15 months. Although we expect that market value fluctuations of our investments in short-term debt obligations will not be significant, a sharp rise in interest rates could have a material adverse effect on the value of securities with longer maturities in the portfolio. Alternatively, a sharp decline in interest rates could have a material positive effect on the value of securities with longer maturities in the portfolio. We do not currently hedge interest rate exposures.

Our investment policy limits investment concentration in any one issuer and also restricts this part of our portfolio to investment grade obligations based on the assessments of rating agencies. There have been instances in the past where the assessments of rating agencies have failed to anticipate significant defaults by issuers. It is possible that we could lose most or all of the value in an individual debt obligation as a result of a default. A loss through a default may have a material impact on our earnings even though our policy limits investments in the obligations of a single issuer to no more than five percent of the value of our portfolio.

The following table presents the hypothetical changes in fair values in our portfolio of investment securities with original maturities greater than 90 days as of December 31, 2001 using a model that assumes immediate sustained parallel changes in interest rates across the range of maturities (in thousands):

Issuer	Valuation of Securities if Interest Rates Decrease 1%	Fair Value as of December 31, 2001	Valuation of Securities if Interest Rates Increase 1%	Valuation of Securities if Interest Rates Increase 2%
United States government and agencies	$64,342	$63,095	$61,961	$60,817
State and local governments in the United States	2,981	2,966	2,952	2,937
Corporate notes and bonds	50,837	50,239	49,654	49,081
Non-United States government	4,032	3,993	3,954	3,915

	$122,192	$120,293	$118,521	$116,750

The modeling technique used in the above table estimates fair values based on changes in interest rates assuming static maturities. The fair value of individual securities in our investment portfolio are likely to be affected by other factors including changes in ratings, market perception of our financial strength and the relative attractiveness of other investments. Accordingly, the fair value of our individual securities could also vary significantly in the future from the amounts indicated above.

Private Investment Risk

We have invested in equity securities and debt obligations of certain privately-held companies that are in the start-up or development stages. These investments are inherently risky as the market for the technologies, products and services these companies have under development may never materialize, and we could incur the loss of a portion or all of our investments in these privately-held companies. During the calendar year 2001, we wrote down the value of these investments by $14.9 million.

Foreign Currency Exchange Rate Risk

Our functional currencies are generally the local currencies of the countries in which we have business units. We incur a substantial majority of our expenses, and earn most of our revenues, in United States dollars. We have a foreign currency exchange exposure management policy. The policy permits the use of foreign currency forward exchange contracts and foreign currency option contracts and the use of other hedging procedures in connection with hedging foreign currency exposures. The policy requires that the use of derivatives and other procedures qualify for hedge treatment under SFAS No. 133. We regularly assess foreign currency exchange rate risk that results from our global operations. We did not use any foreign currency forward exchange contracts or foreign currency option contracts in hedging foreign currency exposures during calendar year 2001.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

During our last fiscal year, we have not materially modified any of the rights or instruments defining the rights of our security holders. We do not have any registered securities that are secured by our assets. The trustees or paying agents for our securities have not changed during the last fiscal year.

ITEM 15.     [RESERVED]

ITEM 16.     [RESERVED]

PART III

[RESERVED]

PART IV

ITEM 17.    FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 through F-32 incorporated herein by reference.

ITEM 19.     EXHIBITS

Financial Statements

Exhibit List

Exhibit Number

1.1(a)	Memorandum of Association of OpenTV Corp.

1.2(a)	Articles of Association of OpenTV Corp.

2(a)	Specimen Certificate for Class A Ordinary Shares of OpenTV Corp.

4.1(e)	Form of Indemnification Agreement for directors and officers of OpenTV Corp.

4.2(e)	OpenTV’s Amended and Restated 1999 Employee Stock Purchase Plan.

4.3(a)	OpenTV’s Amended and Restated 1999 Share Option/Share Issuance Plan.

4.4(a)	Shareholder’s Agreement among OTV Holdings Limited, OpenTV Corp. and Sun TSI Subsidiary, Inc. dated October 23, 1999.

4.5(a)	Trademark License Agreement between Sun Microsystems, Inc. and OpenTV, Inc. dated March 20, 1998.

4.6(a)*	Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc. dated March 20, 1998.

4.7(a)*	First Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc. dated June 30, 1999.

4.8(a)*	Source Code License and Binary Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc. effective July 1, 1996.

4.9(a)*	Source Code License and Binary Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc. effective April 1, 1998.

4.10(a)	Convertible Preferred Stock Purchase Agreement between OpenTV Corp. and Sun TSI Subsidiary, Inc. dated October 23, 1999.

Exhibit Number

4.11(a)
Convertible Preferred Stock and Warrant Purchase Agreement among OpenTV Corp., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated and TWI-OTV Holdings, Inc., dated October 23, 1999.

4.12(a)	Exchange Agreement between OpenTV Corp., OpenTV, Inc. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

4.13(a)
Investors’ Rights Agreement among OpenTV Corp., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated, TWI-OTV Holdings, Inc., OTV Holdings Limited, Sun TSI Subsidiary, Inc. and MIH (BVI) Ltd., dated October 23, 1999.

4.14(a)	Amended and Restated Stockholders’ Agreement among OpenTV Corp., OpenTV, Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc., dated October 23, 1999.

4.15(b)	Agreement and Plan of Merger and Reorganization by and among OpenTV Corp., Sonnet Acquisition Corp. and Spyglass, Inc. dated as of March 26, 2000.

4.16(b)	Lease Agreement between Y.A. Tittle, R.G. Handley, et al, and OpenTV, Inc., dated January 15, 2000.

4.17(c)	OpenTV’s Amended and Restated 2000 Exchange Plan.

4.18(d)	Agreement and Plan of Merger dated November 13, 2000 among OpenTV Corp., CableSoft Acquisition Company, CableSoft Corporation and the Selling Stockholders.

4.19(d)	Registration Rights Agreement by and among OpenTV Corp., General Instrument Corporation and Cable Soft Communications, Inc. dated November 13, 2000.

4.20(e)	Lease Agreement between Renault & Handley Employees Investment Co. and OpenTV, Inc., dated January 15, 2001.
4.21(e)	Lease Agreement between Middlefield Road Joint Venture and OpenTV, Inc., dated January 22, 2001.

4.22(e)	Marketing Agreement dated as of January 22, 2001 by and between British Sky Broadcasting Limited and OpenTV, Inc.

4.23(e)*	Second Amendment to Technology License and Distribution Agreement between Sun Microsystems, Inc. and OpenTV, Inc., dated December 20, 2000.

4.24(f)	OpenTV’s 2001 Nonstatutory Stock Option Plan.

4.25(g)	Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp., the Vendors named therein and Paul Bustin.

4.26(g)	Non-Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp. and certain shareholders and optionholders of Static named therein.

4.27(h)	Employment Agreement dated as of June 16, 2000 by and between James Ackerman and OpenTV, Inc.

4.28(h)	Employment Agreement dated as of March 14, 2001 by and between Scott Ray and OpenTV, Inc.

4.29(h)	Employment Agreement dated as of April 10, 2001 between OpenTV Corp. and Jan Steenkamp.

4.30(h)	Employment Agreement dated as of April 17, 2001 by and between Martin Leamy and OpenTV, Inc.

4.31(h)	Offer Letter to James Brown dated June 16, 1999.

4.32(h)	Supplementary Letter to James Brown dated September 5, 2001.

4.33(h)	Form of Management Retention Agreement.

4.34(h)	Letter Agreement between MIH Limited and OpenTV Corp. dated May 8, 2002.

8(h)	Subsidiaries of OpenTV.

10(h)	Consent of PricewaterhouseCoopers LLP.

(a)
Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s Registration Statement on Form F-1 as amended (Registration No. 333-89609), which the Securities and Exchange Commission declared effective on November 23, 1999.

(b)
Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s Registration Statement on Form F-4 as amended (Registration No. 333-37018), which the Securities and Exchange Commission declared effective on June 13, 2000.

(c)	Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s report on Form 6-K filed on August 30, 2000.
(d)	Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s report on Form 6-K filed on December 1, 2000.
(e)	Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s report on Form 20-F filed on April 18, 2001.
(f)	Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s report on Form S-8 filed on November 27, 2001.
(g)	Incorporated by reference from the exhibit bearing the same name filed with OpenTV Corp.’s report on Form 6-K filed on July 6, 2001.
(h)	Filed herewith.
*	Confidential treatment has been requested for portions of this exhibit. The portions omitted have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Registrant certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OPENTV CORP.

By:	/s/ SCOTT H. RAY
Chief Financial Officer

Date: June 26, 2002

OPENTV CORP.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OpenTV Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of shareholders’ equity, and of cash flows present fairly, in all material respects the financial position of OpenTV Corp. and its subsidiaries at December 31, 1999, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of OpenTV Corp.’s management; our responsibility is to express an opinion of these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 23, 2002

OPENTV CORP.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands of U.S. dollars, except share amounts)

	December 31,
	1999	2000	2001
ASSETS
Current assets:
Cash and cash equivalents	$6,307	$94,003	$69,249
Short-term marketable debt securities	180,228	115,367	28,454
Marketable equity securities	—	22,275	—
Accounts receivable, net	6,234	13,762	22,681
Due from MIH Limited entities	—	1,570	4,290
Prepaid expenses and other current assets	1,698	7,591	7,248

Total current assets	194,467	254,568	131,922
Long-term marketable debt securities	—	15,612	91,839
Property and equipment, net	5,025	15,671	24,981
Long-term private equity investments	—	25,010	15,208
Goodwill, net	—	1,788,851	1,435,712
Other intangibles, net	6,678	72,275	63,487
Deferred tax asset	—	5,710	—
Other assets	620	3,733	4,465

Total assets	$206,790	$2,181,430	$1,767,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$798	$3,954	$5,628
Accrued liabilities	7,261	17,327	19,467
Due to MIH Limited entities	606	381	157
Deferred revenue	3,564	7,230	6,587
Deferred income taxes	—	5,710	—

Total current liabilities	12,229	34,602	31,839
Deferred revenue, less current portion	—	2,672	4,238

Total liabilities	12,229	37,274	36,077

Commitments and contingencies (Note 10)
Minority interest	—	1,966	1,764

Shareholders’ equity:
Class A Ordinary Shares, no par value, 500,000,000 shares authorized; 14,523,859, 34,829,632 and 40,525,732 shares issued and outstanding in 1999, 2000 and 2001, respectively	188,562	2,087,440	2,138,383
Class B Ordinary Shares, no par value, 200,000,000 shares authorized; 30,631,746 shares issued and outstanding	35,953	35,953	35,953
Additional paid-in capital	162,794	438,202	435,325
Receivable from shareholder	(1)	(1)	(1)
Treasury stock, 41,218 and 49,629 shares in 2000 and 2001, respectively	—	(6)	(16)
Deferred compensation	(42,224)	(16,711)	(4,144)
Accumulated other comprehensive income (loss)	33	(11,354)	(89)
Accumulated deficit	(150,556)	(391,333)	(875,638)

Total shareholders’ equity	194,561	2,142,190	1,729,773

Total liabilities, minority interest and shareholders’ equity	$206,790	$2,181,430	$1,767,614

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(amounts in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31,
	1999	2000	2001
Revenues:
Royalties	$14,782	$29,898	$42,175
Services and other	8,205	19,805	39,832
License fees	2,964	13,444	13,295

Total revenues	25,951	63,147	95,302

Operating expenses:
Cost of services and other revenues(1)	6,002	18,057	33,530
Research and development(2 and 5)	82,403	60,508	43,542
Sales and marketing(3 and 6)	11,971	28,481	46,025
General and administrative(4)	17,798	22,345	19,869
Amortization of goodwill	—	169,284	390,765
Amortization of acquisition-related intangibles	1,210	6,226	23,488

Total operating expenses	119,384	304,901	557,219

Loss from operations	(93,433)	(241,754)	(461,917)
Interest income	898	12,232	10,518
Interest expense	(73)	—	—
Other expense, net	(2)	(111)	(33)
Impairment of investments and notes receivable	—	(10,000)	(14,915)
Realized loss on sale of marketable equity securities	—	(1,687)	(24,014)
Minority interest	2,153	34	202

Loss before income taxes	(90,457)	(241,286)	(490,159)
Income tax benefit	—	509	5,854

Net loss	(90,457)	(240,777)	(484,305)
Preferred stock deemed dividend	31,250	—	—

Net loss attributable to ordinary shareholders	$(121,707)	$(240,777)	$(484,305)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(4.19)	$(4.61)	$(7.13)

Shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	29,065,478	52,190,338	67,937,686

Net loss	$(90,457)	$(240,777)	$(484,305)

Other comprehensive income (loss):
Foreign currency translation	95	(394)	(337)
Unrealized loss on investments, net of income taxes	—	(10,993)	—
Reclassification adjustment for realized losses included in net loss	—	—	11,602

Comprehensive loss	$(90,362)	$(252,164)	$(473,040)

(1)	Inclusive of $53, $2,603 and $3,541 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(2)	Inclusive of $662, $1,538 and $1,171 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(3)	Inclusive of $556, $2,100 and $1,644 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(4)	Inclusive of $11,827, $8,185 and $3,233 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(5)	Inclusive of $68,569 and $24,908 non-cash warrant expense for the years ended 1999 and 2000, respectively.
(6)	Inclusive of $8,375 marketing for BSkyB hard drive set-top box for the year ended 2001.

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(amounts in thousands of U.S. dollars, except share amounts)

	Class A Ordinary Shares		Class B Ordinary Shares		Series C-1 Convertible Preference Shares		Series C-2 Convertible Preference Shares		Additional Paid-In Capital	Receivable from Shareholders	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Income (Loss)	Deficit
Balances, December 31, 1998	33,183,658	$24,115	—	$—	—	$—	—	$—	$49	$—	$—	$(36)	$(62)	$(28,849)	$(4,783)
Conversion of notes payable to Class A Ordinary Shares	2,973,917	7,133	—	—	—	—	—	—	—	—	—	—	—	—	7,133
Conversion of Class A Ordinary Shares to Class B Ordinary Shares	(36,157,575)	(31,248)	36,157,575	31,248	—	—	—	—	—	—	—	—	—	—	—
Conversion of related party payable to Class B Ordinary Shares	—	—	862,069	2,500	—	—	—	—	—	—	—	—	—	—	2,500
Issuance of Class B Ordinary Shares	—	—	1,214,179	3,521	—	—	—	—	—	—	—	—	—	—	3,521
Capital contribution from shareholder	—	—	—	—	—	—	—	—	7,640	—	—	—	—	—	7,640
Deferred compensation arising from options issued	—	—	—	—	—	—	—	—	22,473	—	—	(22,473)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	13,098	—	—	13,098
Issuance of convertible preference shares	—	—	—	—	23,648,646	26,261	4,504,504	5,000	—	—	—	—	—	—	31,261
Conversion of preference shares to Class A Ordinary Shares	5,630,628	31,261	—	—	(23,648,646)	(26,261)	(4,504,504)	(5,000)	—	—	—	—	—	—	—
Beneficial conversion feature on the sale of convertible preference shares	—	—	—	—	—	—	—	—	31,250	—	—	—	—	(31,250)	—
Issuance of warrants in conjunction with the sale of convertible preference shares	—	—	—	—	—	—	—	—	63,851	—	—	—	—	—	63,851
Initial public offering of Class A Ordinary Shares	8,625,000	157,019	—	—	—	—	—	—	—	—	—	—	—	—	157,019
Issuance of performance warrants to non- employees	—	—	—	—	—	—	—	—	37,531	—	—	(37,531)	—	—	—
Amortization of performance warrants deferred compensation	—	—	—	—	—	—	—	—	—	—	—	4,718	—	—	4,718
Share options exercised	268,231	282	—	—	—	—	—	—	—	—	—	—	—	—	282
Initial capitalization of OpenTV Corp. (Note 1)	—	—	—	—	—	—	—	—	—	(1)	—	—	—	—	—
Transfer to minority interest upon reorganization (Note 1)	—	—	(7,602,077)	(1,317)	—	—	—	—	—	—	—	—	—	—	(1,317)

OPEN TV CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)
(amounts in thousands of U.S. dollars, except share amounts)
	Class A Ordinary Shares		Class B Ordinary Shares		Series C-1 Convertible Preference Shares		Series C-2 Convertible Preference Shares		Additional Paid-In Capital	Receivable from Shareholders	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Income (Loss)	Deficit
Foreign currency translation adjustment	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$95	$—	$95
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(90,457)	(90,457)

Balances, December 31, 1999	14,523,859	188,562	30,631,746	35,953	—	—	—	—	162,794	(1)	—	(42,224)	33	(150,556)	194,561
Share options exercised	1,416,289	4,975	—	—	—	—	—	—	—	—	—	—	—	—	4,975
Shares issued for rights for technology	2,252,252	38,148	—	—	—	—	—	—	—	—	—	—	—	—	38,148
Shares issued for Spyglass acquisition	12,677,228	1,796,236	—	—	—	—	—	—	289,809	—	—	(24,696)	—	—	2,061,349
Shares issued for CableSoft acquisition	1,429,564	36,507	—	—	—	—	—	—	3,493	—	—	—	—	—	40,000
Shares issued for patents	370,858	8,113	—	—	—	—	—	—	—	—	—	—	—	—	8,113
Warrants exercised	1,674,293	14,020	—	—	—	—	—	—	(7,770)	—	—	—	—	—	6,250
Shares issued through employee stock purchase plan	100,186	1,359	—	—	—	—	—	—	—	—	—	—	—	—	1,359
Shares issued in exchange for OpenTV, Inc. shares	385,103	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	1,733	—	—	11,243	—	—	12,976
Reversal of deferred compensation due to employee terminations	—	—	—	—	—	—	—	—	(6,153)	—	—	6,153	—	—	—
Amortization of performance warrants deferred compensation	—	—	—	—	—	—	—	—	(7,904)	—	—	32,813	—	—	24,909
Expenses of initial public offering of Class A Ordinary Shares	—	(480)	—	—	—	—	—	—	—	—	—	—	—	—	(480)
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Employee settlement	—	—	—	—	—	—	—	—	1,450	—	—	—	—	—	1,450
Tax benefit of stock options	—	—	—	—	—	—	—	—	750	—	—	—	—	—	750
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	(10,993)	—	(10,993)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(394)	—	(394)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(240,777)	(240,777)

Balances, December 31, 2000	34,829,632	2,087,440	30,631,746	35,953	—	—	—	—	438,202	(1)	(6)	(16,711)	(11,354)	(391,333)	2,142,190
Share options exercised	1,071,903	3,352	—	—	—	—	—	—	101	—	—	—	—	—	3,453
Shares issued for Static 2358 acquisition	2,719,048	38,203	—	—	—	—	—	—	—	—	—	—	—	—	38,203

OPEN TV CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)
(amounts in thousands of U.S. dollars, except share amounts)
	Class A Ordinary Shares		Class B Ordinary Shares		Series C-1 Convertible Preference Shares		Series C-2 Convertible Preference Shares		Additional Paid-In Capital	Receivable from Shareholders	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Income (Loss)
Warrants exercised	1,449,425	$7,663	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—	$—	$7,663
Shares issued through employee stock purchase plan	201,698	1,577	—	—	—	—	—	—	—	—	—	—	—	—	1,577
Shares issued for employee compensation	14,525	148	—	—	—	—	—	—	—	—	—	—	—	—	148
Shares issued in exchange for OpenTV, Inc. shares	239,501	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	9,589	—	—	9,589
Reversal of deferred compensation due to employee terminations	—	—	—	—	—	—	—	—	(2,978)	—	—	2,978	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Reclassification adjustment for realized losses included in net loss	—	—	—	—	—	—	—	—	—	—	—	—	11,602	—	11,602
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(337)	—	(337)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(484,305)	(484,305)

Balances, December 31, 2001	40,525,732	$2,138,383	30,631,746	$35,953	—	$—	—	$—	$435,325	$(1)	$(16)	$(4,144)	$(89)	$(875,638)	$1,729,773

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of U.S. dollars)

	Year Ended December 31,
	1999	2000	2001
Cash flows from operating activities:
Net loss	$(90,457)	$(240,777)	$(484,305)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	932	3,531	7,189
Amortization of intangible assets and goodwill	1,210	175,510	414,253
Amortization of share-based compensation	13,098	14,426	9,589
Deferred income tax benefit	—	(1,654)	(7,274)
Provision for doubtful accounts	119	738	1,289
Loss on write-off of equipment	61	—	—
Interest on note payable converted to Ordinary Shares	133	—	—
Non-cash warrant expense	68,569	24,909	—
Investment losses	—	11,687	38,929
In-process research and development	—	1,000	2,120
Minority interest	(2,153)	(34)	(202)
Changes in operating assets and liabilities:
Accounts receivable	(4,134)	(193)	(9,781)
Due from MIH Limited entities	—	(1,570)	(2,720)
Prepaid expenses and other current assets	(995)	(213)	1,101
Accounts payable	(1,180)	(121)	1,674
Accrued liabilities	5,747	1,355	(6,795)
Due to MIH Limited entities	269	(225)	(224)
Deferred revenue	346	5,373	1,258
Deferred income taxes	—	(1,178)	—

Net cash used in operating activities	(8,435)	(7,436)	(33,899)

Cash flows provided from (used in) investing activities:
Purchase of property and equipment	(2,576)	(10,655)	(14,243)
Cash from acquired subsidiary	—	74,712	—
Cash for acquisition	—	—	(14,187)
Proceeds from sale of subsidiary	—	—	4,625
Sale of marketable equity securities	—	5,813	16,486
Sale of short-term marketable debt securities	—	81,332	86,913
Purchase of short-term marketable debt securities	(180,228)	(16,263)	—
Increase of long-term private equity investments and notes receivable	—	(35,010)	(5,448)
Purchase of long-term marketable debt securities	—	(15,612)	(76,997)
Increase in other assets	(208)	(2,677)	(101)
Purchase of intangible assets	(248)	—	(400)

Net cash provided from (used in) investing activities	(183,260)	81,640	(3,352)

OPENTV CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(amounts in thousands of U.S. dollars)

	Year Ended December 31,
	1999	2000	2001
Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares	$160,822	$12,098	$12,834
Proceeds from issuance of preference shares	31,261	—	—
Proceeds from notes payable to shareholders	2,500	—	—
Increase in minority interest	—	2,000	—

Net cash provided from financing activities	194,583	14,098	12,834

Effect of exchange rate changes on cash	95	(606)	(337)

Net increase (decrease) in cash and cash equivalents	2,983	87,696	(24,754)
Cash and cash equivalents, beginning of year	3,324	6,307	94,003

Cash and cash equivalents, end of year	$6,307	$94,003	$69,249

Supplemental disclosure of cash flow information:
Cash received from (paid for) income taxes	$—	$990	$(1,373)

Non-cash investing and financing activities:
Value of shares issued in connection with acquisitions and establishment of companies and intangible assets		$1,879,004	$38,203

Value of shares issued for stock options of acquired companies		$293,302

Deferred compensation arising from issuances of options	$22,473	$24,696

Conversion of notes payable, including accrued interest, to Ordinary Shares	$7,133

Intangible assets contributed by shareholder	$7,640

Conversion of related party payable to Class B Ordinary Shares	$2,500

Preferred stock deemed dividend	$31,250

Issuance of performance warrants	$37,531

Conversion of preference shares to Class A Ordinary Shares	$31,261

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Formation and Business of OpenTV

Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority shareholder of OpenTV, Inc. exchanged its shares of common stock in OpenTV, Inc. for Ordinary Shares in OpenTV Corp. The reorganization was accounted for on the historical cost basis since there was no change in ownership. As of December 31, 2001, OpenTV Corp. indirectly owns approximately 89% of the common stock of OpenTV, Inc.

We design, develop, market and support software and related components to enable digital interactive television worldwide.

Note 2.    Summary of Significant Accounting Policies

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of OpenTV Corp. and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Management estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, depreciation and amortization, investment impairments, taxes and contingencies. Actual results could differ from these estimates.

Cash and cash equivalents

We consider all highly liquid investments with original or remaining maturities of three months or less at the date of purchase and money market funds to be cash equivalents.

Marketable debt and equity securities

Our policy is to minimize risk by investing in investment grade securities which earn returns based on current interest rates.

We classify all marketable debt and equity securities as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Accordingly, our marketable debt and equity securities are carried at fair value as of the balance sheet date. Short-term marketable debt and equity securities are those with remaining maturities at the balance sheet date of one year or less. Long-term marketable debt and equity securities have remaining maturities at the balance sheet date of greater than one year. Unrealized gains and losses are reported as accumulated other comprehensive income (loss) in the statement of shareholders’ equity. Additionally, realized gains and losses on sales of all such investments are reported in results of operations and computed using the specific identification cost method.

Fair value of financial instruments

The reported amounts of our financial instruments, including cash and cash equivalents, short-term marketable debt securities, accounts receivable (net of the allowance for doubtful accounts), accounts payable and accrued liabilities, approximate fair value due to their short maturities.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of credit risk

Cash and cash equivalents are primarily invested in a diverse portfolio of money market securities and money market funds in accordance with our investment policy. With respect to accounts receivable, our customer base is dispersed across many geographic areas and we generally do not require collateral. We analyze historical bad debts, customer credit-worthiness, current economic trends in each country where our customers are located, and customer payment history when evaluating the adequacy of the allowance for doubtful accounts.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the life of the lease, or the estimated useful life of the asset, whichever is shorter.

Major additions and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the life of the assets are charged to expense. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in results of operations.

Long-term private equity investments

We invest in equity instruments of privately-held companies for the promotion of business and strategic objectives, and we do not attempt to reduce or eliminate the inherent market risks of these investments. These investments are included in long-term private equity investments and are accounted for under the cost method as we do not have the ability to exercise significant influence over operations. We perform periodic reviews of our investments for impairment. Our investments in privately-held companies are considered impaired when a review of the investee’s operations and other indicators of impairment indicate that the carrying value of the investment is not likely to be recoverable. Such indicators include, but are not limited to, limited capital resources, need for additional financing, and prospects for liquidity of the related securities. Impaired investments in privately-held companies are written down to estimated fair value, which is the amount we believe is recoverable from our investment.

Goodwill and intangible assets

Goodwill and intangible assets are stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over the estimated benefit periods. The estimated benefit period of goodwill is 5 years and the estimated benefit period of intangible assets ranges from 1.5 to 5 years.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if there are indicators such assets may be impaired) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002.

We account for long-lived assets under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” which requires us to review for impairment of long-lived

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue recognition

We adopted the provisions of Statement of Position No. 97-2 (“SOP 97-2”), “Software Revenue Recognition”, as amended by Statement of Position No. 98-4, “Deferral of the Effective Date of Certain Provisions of SOP 97-2”, effective January 1, 1998. SOP 97-2 delineates the accounting for software products, products including software that is not incidental to the product, and maintenance revenues. Under SOP 97-2, we recognize product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivables is probable. We recognize royalties upon notification of set-top box shipments from licensees. We recognize revenue upon receipt of non-refundable prepaid royalties, provided that all other requirements of SOP 97-2 are met.

For contracts with multiple obligations (e.g., maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, we recognize revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, “Modification of SOP No. 97-2 with Respect to Certain Transactions.” Generally we have vendor-specific objective evidence of fair value for the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, we defer the maintenance revenue at the outset of the arrangement and recognize it ratably over the period, during which the maintenance is to be provided, which generally commences on the date the software is delivered. Payments for maintenance and support fees are generally made in advance and are non-refundable. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. For revenue allocated to consulting services and for consulting services sold separately, we recognize revenue as the related services are performed. Maintenance and consulting services revenues are included in services and other revenue.

Professional services revenue from software development contracts of less than six months duration is recognized generally based on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from integration services and software development contracts are included in services and other revenue.

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

We generally enter into arrangements with network operators whereby we license our application software to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where we have delivered all of the software under the arrangement, we recognize the revenue as the network operator reports to us our revenue share, which is done generally on a quarterly basis. Under arrangements where the customer receives a right for unspecified future applications when they are made available, we recognize the revenue earned on the delivered applications on a subscription basis over the term of the arrangement.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Static2358 brand, we operate and maintain two interactive television channels. Premium rate telephony charges are derived as consumers interact with the channels. Gross telephony charges are recorded as revenues with the portion due to the respective telecommunications company recorded as cost of services. These revenues are included in services and other revenue.

Revenue from the sale of hardware components and manuals are recognized upon shipment and included in services and other revenue.

Research and development

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers, in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Advertising

Costs related to advertising and promotion of products are charged to sales and marketing expense as incurred. Advertising expense for the years ended December 31, 1999, 2000 and 2001 was $.8 million, $1.4 million, and $2.4 million, respectively. In addition, there was a one-time marketing expense of $8.4 million for the BSkyB hard drive set-top box for the year ended December 31, 2001.

401(k) Plan

Our employees participate in a 401(k) Plan which provides retirement benefits through tax-deferred salary reductions for all eligible employees meeting certain age and service requirements. Participating employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. We, at the discretion of our board of directors, may make discretionary matching contributions on behalf of employees. We made contributions to the Plan in the amounts of $.1 million, $.4 million and $.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Income taxes

We account for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Share-based compensation

We account for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” Financial Accounting Standard Board Interpretation (“FIN”) 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense is based on the difference, if any, on the date of the

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

grant, between the fair value of our shares and the exercise price of the option. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The fair value of such options is determined using the Black-Scholes model and amortized over the vesting period on an accelerated basis.

Comprehensive income (loss)

We adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” This statement requires companies to classify items of comprehensive income by their nature in the financial statements and display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Accordingly, we reported foreign currency translation adjustments and unrealized gain/loss on marketable securities in comprehensive income (loss).

Foreign currency translation

The functional currency of our foreign subsidiaries is the local currency. Assets and liabilities are translated into U.S. dollars at the balance sheet date exchange rate. Revenues and expenses are translated at the average exchange rate prevailing during the period. The related gains and losses from translation are recorded as a translation adjustment in a separate component of shareholders’ equity. Foreign currency transaction gains and losses are included in results of operations.

Net loss per share

Basic and diluted net loss per share are computed using the weighted-average number of Ordinary Shares outstanding, net of Ordinary Shares subject to repurchase. The following items were not included in the computation of diluted net loss per share because the effect would be antidilutive:

	1999	2000	2001
Stock options	5,471,618	7,193,191	7,896,329
Warrants	5,429,728	3,909,222	681,520
Shares issuable for shares of OpenTV Inc. Class A common stock	1,470,957	1,118,872	882,981
Shares issuable for shares of OpenTV Inc. Class B common stock	7,594,796	7,594,796	7,594,796
Shares subject to repurchase	381,230	197,325	62,338

Share Split

We completed a one-for-five reverse share split on November 15, 1999. All share information has been adjusted to reflect this share split.

Recent accounting pronouncements

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-lived Assets.” SFAS No. 144 supercedes SFAS No. 121, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We are required to adopt SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 will not have a material effect on our financial position or results of operations.

In November 2001, the FASB Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Products,” which is a codification of EITF 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor’s products to be a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. We are required to adopt this policy in the first quarter of 2002. The adoption of EITF 01-09 will not have a material effect on our financial position or results of operations.

Note 3.    Spyglass Acquisition

On March 26, 2000, we signed a definitive merger agreement with Spyglass, Inc. to acquire all of Spyglass’ outstanding stock in a stock-for-stock transaction. Spyglass shareholders received 0.7236 of our Class A Ordinary Shares in exchange for each share of Spyglass common stock. The merger was consummated on July 24, 2000. We issued 12,677,228 Class A Ordinary Shares with a value of $1.8 billion. These shares were valued at $141.69, the average market price per share of our Class A Ordinary Shares for the four trading days before and four trading days after the merger announcement date. We also reserved approximately 2.5 million additional Class A Ordinary Shares for issuance upon the exercise of stock options and warrants of Spyglass which were assumed by us in the merger. The value of such options and warrants was determined by estimating the fair value as of the acquisition date using the Black-Scholes option pricing model. The total consideration paid, including acquisition-related expenses, was approximately $2.1 billion.

Tangible assets acquired from Spyglass included cash and cash equivalents, short-term investments, marketable securities, accounts receivable, fixed assets and other assets. Liabilities assumed from Spyglass included accounts payable, accrued liabilities, deferred revenue and deferred income taxes. The purchase price allocations and annual amortization of the intangible assets and goodwill acquired was as follows (in millions):

	Purchase Price	Amortization Period (in years)	Annual Amortization
Tangible net assets acquired	$122.4	—	$—
Intangible net assets acquired:
Developed technology	5.6	3	1.9
In-process research and development	1.0	—	—
Assembled workforce	11.0	3	3.7
Current contracts	3.5	1.5	2.3
Customer base	1.0	3	0.3
Deferred compensation	24.7	1-4	—
Goodwill	1,922.3	5	384.5

Total	$2,091.5		$392.7

To determine the value of the developed technology, the expected future cash flows attributable to all existing technology were discounted, taking into account risks related to the characteristics and applications of the developed technology, existing and future markets, and assessments of the stage of the technology’s life cycle. The analysis resulted in a valuation for developed technology that had reached technological feasibility and therefore was capitalizable.

The value allocated to projects identified as in-process research and development was charged to expense at the date of the acquisition as these projects had not yet reached technological feasibility and had no future

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

alternative uses. The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, determined based upon our estimate of costs to complete the development of the technology and the future revenue to be earned upon commercialization of the products.

The value allocated to the assembled workforce was attributable to the Spyglass workforce in place after the acquisition which eliminated the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting.

The present value of the future cash flows attributable to existing contracts and customer base were allocated to current contracts and customer base, respectively.

The Spyglass deferred compensation was calculated in accordance with FIN 44. The deferred compensation will be amortized over the remaining vesting period of the Spyglass options exchanged in the merger for options of our Class A Ordinary Shares, in accordance with FIN 28. Share-based compensation of $7.0 million and $8.1 million was amortized for the years ended December 31, 2000 and 2001, respectively. In addition, during the years ended December 31, 2000 and 2001, deferred compensation was reduced by $4.7 million and $1.9 million, respectively, and capital surplus was credited by a similar amount due to the termination of Spyglass employees after the merger. As of December 31, 2001, we had unamortized Spyglass deferred compensation of $3.0 million.

Goodwill was determined based on the residual difference between the amount of consideration paid and the values assigned to identified net tangible and intangible assets.

If the acquisition had been consummated as of January 1, 1999, the effect on revenues and net loss would have been as follows (in millions, except share and per share amounts):

	1999	2000
Net revenues	$58.0	$82.5
Net loss	$(473.0)	$(447.0)
Net loss attributable to ordinary shareholders	$(505.0)	$(447.0)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(12.09)	$(6.89)
Shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	41,742,706	64,867,566

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Balance Sheet Components (in thousands)

	December 31,
	1999	2000	2001
Accounts receivable:
Trade accounts receivable	$6,120	$15,085	$24,247
Amounts billed under long-term contracts	533	—	—

	6,653	15,085	24,247
Less allowance for doubtful accounts	(419)	(1,323)	(1,566)

	$6,234	$13,762	$22,681

Prepaid expenses and other current assets:
Interest receivable	$472	$2,815	$1,667
Assets held for sale	—	870	—
Prepaid expenses and other	1,226	3,906	5,581

	$1,698	$7,591	$7,248

Property and equipment:
Computers and equipment	$4,863	$10,013	$17,999
Software	1,003	5,185	7,456
Furniture and fixtures	356	2,315	3,614
Leasehold improvements	793	3,552	7,051

	7,015	21,065	36,120
Less accumulated depreciation and amortization	(1,990)	(5,394)	(11,139)

	$5,025	$15,671	$24,981

Goodwill	$—	$1,958,135	$1,995,761
Less accumulated amortization	—	(169,284)	(560,049)

	$—	$1,788,851	$1,435,712

Other intangibles	$7,888	$79,711	$94,411
Less accumulated amortization	(1,210)	(7,436)	(30,924)

	$6,678	$72,275	$63,487

Other assets:
Deposits	$530	$1,325	$2,456
Due from officer	—	2,408	1,806
Other	90	—	203

	$620	$3,733	$4,465

Accrued liabilities:
Accrued payroll and related liabilities	$3,806	$8,586	$9,757
Accrued professional fees	1,940	607	1,320
Accrued marketing	273	352	1,201
Accrued income taxes	—	48	1,364
Accrued liability to warrant holder	314	1,975	1,975
Accrued acquisition costs	—	4,668	586
Other accrued liabilities	928	1,091	3,264

	$7,261	$17,327	$19,467

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.    Marketable Debt and Equity Securities

The following is a summary of marketable debt and equity securities as of December 31 (in thousands):

	1999
	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market fund	$148,206	$—	$—	$148,206
Other debt securities	32,021	1	—	32,022

Total short-term investments	$180,227	$1	$—	$180,228

	2000
	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$26,298	$1	$(7)	$26,292
Corporate debt securities	50,560	35	(26)	50,569
Certificates of deposit	16,273	17	—	16,290
U.S. government debt securities	18,976	34	—	19,010
Other debt securities	3,208	2	(4)	3,206

Total marketable debt securities (due in one year or less)	115,315	89	(37)	115,367

Marketable equity securities	40,500	—	(18,225)	22,275

Corporate debt securities	7,043	72	—	7,115
Other debt securities	8,497	—	—	8,497

Total long-term marketable debt securities (due after one year)	15,540	72	—	15,612

Total marketable debt and equity securities	$171,355	$161	$(18,262)	$153,254

	2001
	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Auction rate securities	$7,999	$1	$—	$8,000
Municipal debt securities	3,017	7	—	3,024
Corporate debt securities	16,304	126	—	16,430
Certificates of deposit	1,000	—	—	1,000

Total marketable debt securities (due in one year or less)	28,320	134	—	28,454

Corporate debt securities	30,671	182	(50)	30,803
U.S. government debt securities	60,692	457	(113)	61,036

Total long-term marketable debt securities (due after one year)	91,363	639	(163)	91,839

Total marketable debt securities	$119,683	$773	$(163)	$120,293

The estimated fair value may not be representative of actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note. 6    Impairment of Investments, Intangibles and Long-Lived Assets

During the years ended December 31, 2000 and 2001, we determined that the carrying value of certain private equity investments would most likely not be realized. We recorded write-downs of $10 million in the year ended December 31, 2000 and $14.9 million in the year ended December 31, 2001.

Under SFAS No. 121, the impairment of enterprise level goodwill must be assessed periodically whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. As of December 31, 2001, we determined that no impairment loss had occurred in the net book value of goodwill of $1.4 billion.

We believe that the required adoption of SFAS No. 142 as of January 1, 2002, will result in an impairment charge in the range of $900 to $950 million. This will be recorded as a change in accounting principle.

Note 7.    Shareholders’ Equity

Authorized share capital

•	500,000,000 Class A Ordinary Shares

•	200,000,000 Class B Ordinary Shares

•	500,000,000 preference shares

Voting

The holders of Class A Ordinary Shares and Class B Ordinary Shares are generally entitled to vote as a single class on all matters upon which holders of Ordinary Shares have a right to vote, subject to the requirements of any applicable laws. Each Class A Ordinary Share entitles its holder to one vote, and each Class B Ordinary Share entitles its holder to ten votes. Unless otherwise required by law, and so long as their rights are not adversely affected, the holders of Class A Ordinary Shares and Class B Ordinary Shares are not entitled to vote on any amendment to our Articles of Association and Memorandum of Association that relates solely to the terms of one or more outstanding series of preference shares.

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

In the event we are liquidated, the holders of our Class A Ordinary Shares and Class B Ordinary Shares will be treated equally on a per share basis and will be entitled to receive all of our remaining assets following distribution of the preferential and/or other amounts to be distributed to the holders of our preference shares.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

•
upon transfer of Class B Ordinary Shares to a person or entity which is not one of the original beneficial owners of Class B Ordinary Shares or Class A Ordinary Shares who used to be the holder of Convertible Preference Shares or an affiliate;

•	on the date on which the number of Class B Ordinary Shares then outstanding is less than 10% of our then outstanding Ordinary Shares (without regard to voting rights);

•
at any time when the board of directors and the holders of a majority of our outstanding Class B Ordinary Shares approve the conversion of all of the Class B Ordinary Shares into Class A Ordinary Shares; or

•
if the board of directors, in its sole discretion, elects to effect a conversion after a determination that there has been a material adverse change in the liquidity, marketability or market value of our Class A Ordinary Shares, considered in the aggregate, due to (i) the exclusion of Class A Ordinary Shares from trading on a national securities exchange or the exclusion of Class A Ordinary Shares from quotation on the Nasdaq or any other similar market quotation system then in use; or (ii) requirements under any applicable law, in each of cases (i) and (ii), as a result of the existence of our Class B Ordinary Shares.

In the event of a transaction where Class A Ordinary Shares are converted into or exchanged for one or more other securities, cash or other property (a “Class A Conversion Event”), a holder of Class B Ordinary Shares thereafter will be entitled to receive, upon the conversion of such Class B Ordinary Shares, the amount of such securities, cash and other property that such holder would have received if the conversion of such Class B Ordinary Shares had occurred immediately prior to the record date or effective date, as the case may be, of the Class A Conversion Event.

Exchangeable Share Arrangements

We have entered into or adopted arrangements that afford the minority shareholders of OpenTV, Inc. the ability to exchange their shares of OpenTV, Inc. for shares of OpenTV Corp., generally on a one-for-one basis. The minority shareholders of OpenTV, Inc. are at all times treated as if they were shareholders of OpenTV Corp. As the shares are exchanged, they will be accounted for at historical cost. As the minority shareholders are not responsible to fund the losses of OpenTV, Inc., we have recorded 100% of the loss in excess of the cost basis of the minority shareholders.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares Reserved

As of December 31, 2001, the following Class A Ordinary Shares were reserved:

Issuable upon conversion of Class B Ordinary Shares	30,631,746
Issuable upon exchange of shares (including shares issuable upon exercise of outstanding options) of OpenTV, Inc. common stock	1,035,981
Stock options outstanding	7,743,329
Stock options reserved for future grant under 1999 Option Plan	239,843
Stock options reserved for future grant under 2001 Option Plan	361,378
Employee stock purchase plan	500,000
Performance warrant	175,000
Warrants from Spyglass acquisition	506,520

Total	41,193,797

In addition, 7,594,796 Class B Ordinary Shares were reserved for issuance upon exchange of shares of OpenTV, Inc. Class B common stock.

Private Placement of Series C Preference Shares

In October 1999, we completed a private placement of 4,729,728 Series C-1 Convertible Preference Shares at $5.55 per share, 900,900 Series C-2 Convertible Preference Shares at $5.55 per share, and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., General Instrument Corporation and subsidiaries of Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31.3 million. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference shares converted into 5,630,628 Class A Ordinary Shares at the time of our public offering. The convertible preference shares have an embedded beneficial conversion feature which under EITF 98-5 resulted in a preferred stock dividend of $31.3 million in the quarter ended December 31, 1999. The fair value attributable to the warrants to purchase Class A Ordinary Shares of $63.9 million was recorded in operating expenses as a non-cash warrant expense in the quarter ended December 31, 1999. The warrants were valued using the Black Scholes option pricing model. In connection with the investments, we entered into strategic agreements with America Online Inc., General Instrument Corporation, News Corporation and Time Warner, Inc. In January, 2000, Motorola, Inc. acquired General Instrument Corporation.

In October 2000, we received $6.2 million from the exercise of warrants to purchase 1,126,126 Class A Ordinary Shares. In December 2000, we issued 548,167 Class A Ordinary Shares in exchange for the cashless exercise of warrants to purchase 900,900 Class A Ordinary Shares. In the year ended December 31, 2001, we received $7.7 million from the exercise of warrants to purchase 1,301,126 Class A Ordinary Shares. In October 2001, we issued 148,299 Class A Ordinary Shares in exchange for the cashless exercise of warrants to purchase 450,450 Class A Ordinary Shares.

At December 31, 1999, 2000, and 2001 we had no preference shares outstanding.

Performance Warrant

In December 1999, we issued warrants to purchase 700,000 Class A Ordinary Shares (expiring in December 2002) at $5.55 per share to General Instrument Corporation. The warrants are exercisable based on General Instrument meeting certain performance milestones. The fair value attributable to the performance

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warrants of $37.5 million was recorded in the year ended December 31, 1999. The fair value of the warrants associated with achievement of a future event was calculated at each reporting date using the Black-Scholes option pricing model. As a result, the warrant expense fluctuated as the fair market value of our Class A Ordinary Shares fluctuated. A total of $4.7 million and $24.9 million was amortized as non-cash warrant expense for the years ended December 31, 1999 and 2000, respectively. The unamortized balance of $7.9 million was credited to additional paid-in capital in 2000 due to the change in the value of the shares.

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

Agreements with General Instrument and Motorola

In November 2000, we entered into a series of definitive agreements with General Instrument Corporation and Motorola, Inc. dedicated to accelerating interactive television deployments worldwide. One of the agreements provided for the establishment of a co-owned venture that will provide integration and testing services for cable and satellite operators. We contributed 370,858 of our Class A Ordinary Shares to this venture and these shares were then transferred by the venture to General Instrument in exchange for a three-year license of certain General Instrument patents on a royalty-free, worldwide, non-exclusive basis. The value of the shares was $8.1 million and this amount was included in intangible assets in our consolidated balance sheet. At December 31, 2000 and 2001, the value of Motorola’s minority interest in the venture of $2.0 million and $1.8 million, respectively, was shown as a separate line in our consolidated balance sheet.

In addition, General Instrument agreed to purchase all of our stock in the Acadia Solution Center that was acquired in the Spyglass acquisition. The net proceeds of $4.6 million from the sale were reflected as a reduction of the Spyglass goodwill in the first quarter of 2001.

CableSoft Acquisition

In November 2000, we acquired CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 of our Class A Ordinary Shares. CableSoft is a leading provider of “on-demand information” software solutions for broadband network operators. General Instrument was one of CableSoft’s primary shareholders and a party to the acquisition agreement. The value of these shares at the acquisition date was $36.5 million. In addition, we assumed certain CableSoft options in connection with the transaction which increased the purchase price to a total of $40.0 million. The purchase price, including expenses, has been allocated to intangible assets ($4.5 million) and goodwill ($35.9 million) based upon an appraisal.

Static2358 Acquisition

In July 2001, we acquired Static2358, a privately-held leading interactive TV(“iTV”) media and entertainment company. Static2358 provides iTV application development expertise across multiple platforms, broadcast design services for TV networks, and owns and operates the iTV entertainment and games channels, PlayJam and Yo-Yo. Under the acquisition agreement, we acquired all of Static’s privately-held stock in a combined stock and cash transaction. Static shareholders received an aggregate of 2,719,048 of our Class A Ordinary Shares with a value of $38.2 million at the acquisition date, and approximately $12.7 million in cash was paid to retire certain Static obligations. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shareholders of Static earned an additional consideration of 626,872 Class A Ordinary Shares to be issued in early 2002. Additional goodwill will be recorded based on the fair value of the shares at the date of issuance.

Tangible assets acquired from Static included cash and cash equivalents, accounts receivable, fixed assets and other assets. Liabilities assumed from Static included accounts payable and accrued liabilities. The total purchase price, including expenses, was allocated based upon an appraisal as follows (in millions):

Purchase Price
Tangible net assets acquired	$(5.5)
Intangible net assets acquired:
Developed technology	5.1
In-process research and development	2.1
Existing partnerships	8.5
Trademarks	0.7
Goodwill	41.5

$52.4

The intangible assets are being amortized over three years and the goodwill is not being amortized. The $2.1 million identified as in-process research and development was charged to expense since the projects had not yet reached technological feasibility and had no future alternative uses.

EchoStar Joint Venture

In February 2000, we entered into an agreement with EchoStar Communications Corporation (“ECC”), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively “EchoStar”) to develop a low- cost, hard-drive set-top box for the mass TV-viewing market. EchoStar contributed to a newly formed subsidiary of ECC (“OpenStar”) a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar’s existing intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, we purchased 50% of the OpenStar shares from ECC, in exchange for 2,252,252 of our Class A Ordinary Shares and contribution to OpenStar of a non-exclusive, perpetual, royalty-free, worldwide license to certain OpenTV intellectual property. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV-enabled set-top boxes. The value recorded for those shares of $38.1 million was based on the market price of our Class A Ordinary Shares on the date the shares were released from escrow, was allocated to intangible assets in the consolidated balance sheet and is being amortized over five years on a straight-line basis.

MIH and Thomson

In March 1999, MIH Limited (“MIH”) agreed to pay Thomson Consumer Electronics, Inc. (“Thomson”) $7.6 million for certain intellectual property which Thomson contributed to OpenTV and $38.6 million for Thomson’s 16,084,852 shares of OpenTV’s common stock. MIH issued a promissory note to Thomson for the total amount. Thomson exchanged the promissory note for shares in MIH, a publicly traded company, in April 1999. Sun Microsystems (“Sun”) exercised its right to acquire from MIH its pro-rata share of common stock of OpenTV which was acquired by MIH from Thomson. As a result of these transactions, a new Stockholders’ Agreement was adopted in March 1999 among OpenTV, MIH and Sun.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Settlement

In August 2000, we settled a wrongful dismissal case with a former employee for a cash payment of $.1 million and options to purchase 41,875 shares of the Class A Common Stock of OpenTV, Inc. at an exercise price of $1.05 per share. The total cost of this settlement of $1.6 million was charged to expense with a corresponding credit of $1.5 million to additional paid-in capital.

Note 8.    Employee Option Plans and Share Purchase Plan

Option Plans

Options are currently outstanding under the following plans: (i) the Amended and Restated OpenTV Corp. 1999 Share Option/Share Issuance Plan (the “1999 Plan”), (ii) the Amended and Restated OpenTV, Inc. 1998 Option/Stock Issuance Plan (the “1998 Plan”), (iii) the 2001 Non-statutory Stock Option Plan (the “2001 Plan”), (iv) option plans assumed in connection with our Spyglass merger (collectively, the “Assumed Spyglass Plans”), and (v) option plans assumed in connection with our CableSoft merger (the “Assumed CableSoft Plans”).

We issue options from the 1999 Plan. The compensation committee of our board of directors administers the 1999 Plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 Plan. The committee has discretion to determine grant recipients, vesting requirements, exercise prices and other terms and conditions of award eligibility. The options may be incentive stock options or non-statutory options. Consistent with the foregoing, options are generally granted at an exercise price equal to the fair market value on the date of grant and vest 25% after 12 months of continuous service with OpenTV and 1/48th over each of the next 36 months. The term of the options generally is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV. A total of 8,980,000 Class A Ordinary Shares have been reserved for issuance under the 1999 Plan since its inception, and as of December 31, 2001, options to purchase 6,433,140 Class A Ordinary Shares were outstanding under the 1999 Plan.

Under the 2001 Plan the compensation committee of our board of directors has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 2001 Plan. Only non-statutory options can be granted. A total of 500,000 Class A Ordinary Shares have been reserved for issuance under the 2001 Plan, and as of December 31, 2001, options to purchase 138,622 Class A Ordinary Shares were outstanding.

Effective as of October 23, 1999, options to purchase 5,141,114 shares of Class A Common Stock of OpenTV, Inc. under the 1998 Plan were assigned to and assumed by OpenTV Corp. and these options thereafter represented the right to purchase under the 1999 Plan an identical number of Class A Ordinary Shares of OpenTV Corp. The remainder of the options then outstanding under the 1998 Plan were not assigned to and assumed by OpenTV Corp. The 1998 Plan will remain in existence for the sole purpose of governing those remaining options until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan. As of December 31, 2001, options to purchase 153,000 shares of OpenTV, Inc.’s Class A Common Stock were outstanding under the 1998 Plan.

All of the options to purchase Spyglass common stock outstanding under the Assumed Spyglass Plans were converted in the Spyglass merger, and all of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft Plans were converted in the CableSoft merger, into options to purchase our Class A Ordinary Shares. As of December 31, 2001, options to purchase 1,110,640 and 60,927 of our Class A Ordinary Shares were outstanding under the Assumed Spyglass Plans and the Assumed CableSoft Plans (collectively, the

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Assumed Plans”). The Assumed Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed Plans that are forfeited or cancelled will no longer be available for issuance under Assumed Plans, and no new options will be granted to employees under the Assumed Plans.

Activity under the Plans is as follows:

	Shares Available for Grant	Number of Shares	Exercise Price	Aggregate Price (in thousands)	Weighted Average Exercise Price
Balances, December 31, 1998	2,310,925	3,507,495		$3,683	$1.05
Additional options reserved under 1998 Plan	960,000	—		—
Options cancelled under 1998 Plan	(265,532)	(5,141,114)	$1.05–$ 6.00	(12,863)	$2.14
Options reserved at inception of 1999 Plan	7,200,000	—
Options assumed under 1999 Plan	(5,141,114)	5,141,114	$1.05–$ 6.00	12,863	$2.14
Options granted	(3,799,200)*	3,960,200	$1.05–$88.00	22,141	$5.59
Options exercised	—	(1,629,321)	$ 1.05	(1,711)	$1.05
Options cancelled	280,088	(280,088)	$1.05–$19.00	(707)	$2.52

Balances, December 31, 1999	1,545,167	5,558,286		23,406	$4.21
Additional options reserved under 1999 Plan	1,780,000	—
Options related to Spyglass acquisition	—	2,023,219	$0.21–$83.96	47,252	$23.35
Options related to CableSoft acquisition	—	148,031	$ 1.95	288	$1.95
Options granted	(1,784,203)	1,784,203	$17.63–$94.56	95,921	$53.76
Options exercised	—	(1,442,497)	$0.21–$48.89	(4,692)	$3.25
Options cancelled	683,002	(878,051)	$1.05–$94.56	(17,714)	$20.17

Balances, December 31, 2000	2,223,966	7,193,191		144,461	$20.08
Options reserved at inception of 2001 Plan	500,000	—		—
Options granted	(3,531,628)	3,531,628	$4.77–$21.50	36,312	$10.32
Options exercised	—	(1,069,009)	$0.21–$18.31	(3,352)	$3.14
Options cancelled	1,408,883	(1,759,481)	$1.05–$94.56	(53,923)	$32.26

Balances, December 31, 2001	601,221	7,896,329		$123,498	$15.64

*	Does not include 161,000 shares of OpenTV, Inc. options granted in 1999 that were not assumed under the 1999 Plan.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information with respect to options outstanding at December 31, 2001:

	Options Outstanding			Options Currently Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0 –$10	4,901,717	8.13	$5.92	1,838,543	$2.89
$11–$20	1,414,821	8.47	$13.77	803,198	$14.14
$21–$30	176,931	8.75	$23.91	51,188	$27.11
$31–$40	332,388	8.8	$33.19	103,769	$33.19
$41–$50	576,550	8.8	$47.83	244,612	$46.35
$51–$60	385,292	8.52	$54.25	121,281	$54.24
$61–$100	108,630	8.19	$83.51	6,685	$89.49

	7,896,329			3,169,276

At December 31, 1999, 2000 and 2001 vested options to purchase 1,190,693, 2,945,643 and 3,169,276 Ordinary Shares, respectively, were unexercised.

Share Purchase Plan

In November 1999, our shareholders approved the 1999 Employee Stock Purchase Plan. A total of 500,000 Class A Ordinary Shares are currently reserved for issuance pursuant to the purchase rights granted in the calendar year 2001. The first offering under the purchase plan began in November 1999. During the years ended December 31, 2000 and 2001, 100,186 and 201,698 shares, respectively, were issued to employees under the plan for total proceeds of $1.4 million and $1.6 million, respectively.

Share-based compensation

We recorded non-cash deferred share compensation of $22.5 million and $24.7 million for the years ended December 31, 1999 and 2000, respectively, representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to options granted to non-employees. These amounts are being amortized in accordance with FIN 28 over the vesting period of the option life, which is generally four years. As of December 31, 2001, we had total unamortized deferred share compensation of $4.1 million which is expected to be fully amortized over the next three years. During the years ended December 31, 2000 and 2001, total deferred compensation was reduced by $6.2 million and $3.0 million, respectively, and capital surplus was credited by a similar amount due to the termination of certain employees.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value disclosures

Had compensation cost for our share-based compensation plans and Employee Stock Purchase Plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, our net loss would have been increased to the pro-forma amounts indicated below (amounts in millions, except per share amounts):

	Year Ended December 31,
	1999	2000	2001
Net loss attributable to ordinary shareholders:
As reported	$(121.7)	$(240.8)	$(484.3)
Pro-forma	$(124.7)	$(273.5)	$(506.4)
Net loss per share attributable to ordinary shareholders, basic and diluted:
As reported	$(4.19)	$(4.61)	$(7.13)
Pro-forma	$(4.29)	$(5.24)	$(7.45)

We calculated the fair value of each option grant on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	1999	2000	2001
Risk free interest rate	4.75%–6.00%	5.46%–6.81%	2.30%–4.71%
Average expected life (years)	5	5	5
Volatility	184%	135%	110%
Dividend yield	—	—	—

The weighted average fair value of options granted during 1999, 2000 and 2001 was $8.78, $53.37 and $9.07, respectively.

We calculated the fair value of purchase rights under our Employee Stock Purchase Plan using the Black-Scholes option pricing model with the following assumptions:

	2000	2001
Risk free interest rate	5.16%–5.21%	3.15%–5.18%
Average expected life	6 months	6 months
Volatility	135%	110%
Dividend yield	—	—

The weighted average fair value of rights issued pursuant to our employee stock purchase plan in 2000 and 2001, was $26.20 and $12.04, respectively.

These pro-forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year.

Note 9.    Income Taxes

The components of loss before taxes are as follows (in thousands):

	Year ended December 31,
	1999	2000	2001
United States	$(23,423)	$(211,774)	$(476,248)
International	(67,034)	(29,512)	(13,911)

	$(90,457)	$(241,286)	$(490,159)

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes is comprised of following:

	Year ended December 31,
	1999	2000	2001
Current
United States	$—	$125	$—
International	—	820	1,320
State	—	200	100

	$—	$1,145	$1,420

Deferred
United States	$—	$(1,654)	$(7,274)

Provision (benefit)	$—	$(509)	$(5,854)

We did not provide any current or deferred income taxes prior to January 1, 2000, since we incurred operating losses in all jurisdictions.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory United States Federal income tax rate to income (loss) before taxes as follows (in thousands):

	Year ended December 31,
	1999	2000	2001
Income tax (benefit) at the Federal statutory rate of 35%	$(31,660)	$(84,450)	$(171,556)
Amortization of goodwill	—	59,249	136,768
Amortization of share-based compensation	2,185	4,541	3,356
International losses	23,314	10,329	4,869
Change in valuation allowance	8,277	12,142	20,605
Other	(2,116)	(2,320)	104

	$—	$(509)	$(5,854)

The components of the net deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	1999	2000	2001
Current deferred tax asset (liability), net
Deferred revenue	$720	$2,258	$2,739
Accrued liabilities and reserves	330	1,497	3,033
Unrealized investment gains	—	(8,006)	—
Valuation allowance	(1,050)	(1,459)	(5,772)

	$—	$(5,710)	$—

Long-term deferred tax asset (liability), net
Share-based compensation	$2,794	$2,674	$2,674
Depreciation and amortization	242	177	2,397
Acquired intangibles	—	(8,752)	(4,952)
Net operating loss carryforwards	8,446	33,996	40,783
Credit carryforwards	720	1,550	2,000
Valuation allowance	(12,202)	(23,935)	(42,902)

	$—	$5,710	$—

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We provided a full valuation allowance on deferred tax assets in excess of deferred tax liabilities because of our limited operating history and uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2001, we had approximately $112 million and $27 million, respectively, of Federal and state net operating losses to reduce future taxable income. These carryforwards expire between 2010 and 2021 for Federal tax purposes and 2003 and 2011 for state tax purposes, if not utilized. Our net operating losses are subject to certain limitations and may be subject to future limitations as a result of changes in ownership as defined by Federal and state tax law.

Note 10.    Commitments and Contingencies

We have agreed to issue Ordinary Shares in exchange for shares of OpenTV, Inc. held by minority shareholders, generally on a one-for-one basis, pursuant to an exchange agreement and a plan of exchange. The exchange of shares will represent the acquisition of a minority interest and will be accounted for under the purchase method of accounting.

We sublease our facilities from third parties under operating lease agreements in the United States, Europe and Asia. These leases expire between March 2002 and June 2010. Total rent expense, net of sublease amounts, for the years ended December 31, 1999, 2000 and 2001 was $1.7 million, $4.2 million and $8.2 million, respectively.

Future minimum payments under noncancelable operating leases as of December 31, 2001, are as follows (in millions):

Minimum Commitments
2002	$9.5
2003	8.5
2004	7.3
2005	3.5
2006	2.5
Thereafter	6.4

$37.7

As of December 31, 2001, we have two standby letters of credit that were issued to our landlords for approximately $3.0 million. In addition, we have $10.0 million of marketable debt securities pledged with a bank for foreign exchange facilities as of December 31, 2001.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11.    Related Party Transactions

Related parties are defined as entities and their affiliates which own 5% of more of any class of our Ordinary Shares or any class of the common stock of OpenTV, Inc., or any equity investments in which we held a 10% or greater interest. Revenue and expenses from related party transactions were as follows (in thousands):

		Year Ended December 31,
Related Party	Nature of Transaction	1999		2000	2001
Shareholders:
MIH Limited and its affiliates	Royalties, license fees and service revenue Indirect royalties*	$	— 1,037	$1,631 1,370	$5,885 586

Motorola and General Instrument	License fees and service revenue Equipment purchase		— —	9,040 —	8,556 2,182

EchoStar	Royalties, license fees and service revenue		123	1,073	3,501

Thomson Multimedia and its affiliates	Royalties and service revenue		465	950	2,270

America Online	Service revenue		—	—	865

Sun Microsystems	Software technology license and equipment purchase		723	333	318

Equity Investments:
WOW TV	License fees and service revenue		—	60	893

*	Two of our customers sold set-top boxes to affiliates of MIH Limited and paid royalties to us. Effective April 1, 2001, the affiliates of MIH Limited pay all royalties directly to OpenTV.

The related parties receivables and payables relating to MIH Limited and its affiliates are shown in a separate line in our consolidated balance sheet. The receivables from all other related parties were $.8 million as of December 31, 2000 and $6.2 million as of December 31, 2001. Deferred revenue from EchoStar was $3.3 million as of December 31, 2000 and $5.4 million as of December 31, 2001.

See Note 7 for details regarding share activity, warrants and other agreements with the parties listed above.

In June 2000, we entered into an employment agreement with one of our officers pursuant to which we agreed, among other things, (a) to provide an interest-free loan of approximately $2.4 million to be forgiven in annual installments over a period of four years and (b) to issue Class A Ordinary Shares having a fair market value of approximately $.6 million in annual installments over the same four-year period. In January 2001, 25% of the cash portion of the loan was forgiven and 14,525 Class A shares were issued. The fair value of the shares ($.1 million) and the portion of the loan forgiven ($.6 million) were charged to compensation expense in the year ended December 31, 2001.

In March 1998, we entered into a licensing and distribution agreement with Sun under which Sun granted us a non-exclusive, non-transferable license to develop and distribute products based upon Sun’s Java technology. Subsequent amendments extended our rights and payment obligations to Sun through December 2006.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.    Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method for determining what information to report is based upon the “management” approach. Our chief operating decision-maker reviews revenues by both geography and customer. We are not organized into business units nor do we capture expenses or allocate resources based on segmentation of our business. Therefore, we believe that we operate in a single industry segment.

Our revenues by geographic area based on the location of customers were as follows (in millions):

	1999	2000	2001
Europe, Africa and Middle East	$21.1	$39.1	$51.2
Americas	1.7	18.6	31.2
Asia Pacific	3.2	5.4	12.9

	$26.0	$63.1	$95.3

Revenues outside the Americas were 93%, 71%, and 67% of total revenues for the years ended December 31, 1999, 2000 and 2001, respectively. Revenues in the United Kingdom were $10.5 million, $19.4 million and $14.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Five customers from whom we receive royalties sell set-top boxes to British Sky Broadcasting. These customers accounted for 34%, 26% and 7% of revenues for the years ended December 31, 1999, 2000 and 2001, respectively.

One customer accounted for 12% of revenues for the year ended December 31, 1999 and Motorola accounted for 14% of revenues for the year ended December 31, 2000.

Property and equipment by location was as follows (in millions):

	December 31,
	1999	2000	2001
Property and equipment, net:
United States	$4.5	$14.4	$19.8
Other countries	0.5	1.3	5.2

	$5.0	$15.7	$25.0

Two customers accounted for 20% of accounts receivable as of December 31, 1999, two customers accounted for 29% of accounts receivable as of December 31, 2000 and one customer accounted for 12% of accounts receivable as of December 31, 2001.

Note 13.    Subsequent Events (Unaudited)

In January 2002, in response to the continuing worldwide economic slowdown, we announced a workforce reduction to reduce our operating expenses. This restructuring also included the closure of several offices around the world and the write-off of fixed assets and lease costs. Restructuring costs of $9.6 million will be recorded in the first quarter of 2002.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 8, 2002, MIH Limited (“MIHL”), OpenTV Corp.’s controlling shareholder, signed a stock purchase agreement (the “Agreement”) with Liberty Media Corporation (“Liberty”) pursuant to which, subject to the fulfillment of certain closing conditions, Liberty agreed to acquire the 365,460 Class A Ordinary Shares of OpenTV Corp. and 30,206,154 Class B Ordinary Shares of OpenTV Corp. held by MIHL as of the date of the Agreement, which collectively represented, on an undiluted basis, approximately 43% of the economic interest and 87% of the voting interest represented by OpenTV Corp.’s ordinary shares outstanding as of April 30, 2002. Of the total purchase price of $185 million, 21% is payable in cash and the balance is payable in cash or Liberty Media Series A Common Stock at Liberty Media’s option. OpenTV was not a party to the Agreement.